Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
to be held on May 1, 2017
and
INFORMATION CIRCULAR
With respect to a proposed
ARRANGEMENT
involving
MASON RESOURCES CORP.
Dated as March 20, 2017

TABLE OF CONTENTS
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING	I
FORWARD LOOKING STATEMENTS	1
NOTE TO UNITED STATES SECURITYHOLDERS	2
TECHNICAL AND THIRD PARTY INFORMATION	4
DOCUMENTS INCORPORATED BY REFERENCE	4
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	4
DATE OF INFORMATION	4
GLOSSARY OF DEFINED TERMS	5
SUMMARY	13
GENERAL PROXY INFORMATION	23
PERSONS MAKING THE SOLICITATION	23
MAILING OF INFORMATION CIRCULAR	23
VOTING OPTIONS	23
VOTING IN PERSON	24
VOTING BY PROXY	24
REVOCATION OF PROXIES	25
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	26
NUMBER OF DIRECTORS	26
ELECTION OF DIRECTORS	26
STATEMENT OF EXECUTIVE COMPENSATION	35
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	49
MANAGEMENT CONTRACTS	50
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	50
CORPORATE GOVERNANCE DISCLOSURE	51
APPOINTMENT OF AUDITOR	56
AMENDMENTS TO AND RENEWAL OF OPTION PLAN	56
NAME CHANGE TO ENTRÉE RESOURCES LTD.	59
THE PLAN OF ARRANGEMENT	60
RIGHTS OF DISSENTING SHAREHOLDERS	69
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	70
SECURITIES LAWS CONSIDERATIONS	75
ENTRÉE GOLD INC.	80
MASON RESOURCES CORP.	80
APPROVAL OF SPINCO OPTION PLAN	141
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	144
ADDITIONAL INFORMATION	144
OTHER BUSINESS	144
APPROVALS	144
CONSENT OF LEGAL COUNSEL	146
SCHEDULE “A” ARRANGEMENT RESOLUTIONS	A-1
SCHEDULE “B” PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)	B-1
SCHEDULE “C” INTERIM ORDER	C-1
SCHEDULE “D” NOTICE OF HEARING FOR FINAL ORDER	D-1
SCHEDULE “E” S.237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)	E-1
SCHEDULE “F” UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF SPINCO	F-1
SCHEDULE “G” AUDITED FINANCIAL STATEMENTS OF SPINCO	G-1
SCHEDULE “H” AUDITED CARVE OUT COMBINED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014	H-1
SCHEDULE “I” AUDIT COMMITTEE CHARTER OF SPINCO	I-1
SCHEDULE “J” SPINCO OPTION PLAN	J-1
SCHEDULE “K” MANDATE OF THE BOARD OF DIRECTORS	K-1
SCHEDULE “L” MANDATE OF THE SPINCO BOARD OF DIRECTORS	L-1

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LETTER TO SECURITYHOLDERS
March 20, 2017
Dear Securityholders:
You are cordially invited to attend the annual general and special meeting of shareholders of Entrée Gold Inc. (“Entrée”) to be held at 10:30 a.m. (Vancouver time) on May 1, 2017 at the offices of Borden Ladner Gervais LLP, 1200 Waterfront Centre, 200 Burrard Street in Vancouver, British Columbia.
At the meeting, among other items of business including the annual election of directors, shareholders as well as shareholders, optionholders and warrantholders voting as a class will be asked to consider and, if thought fit, to pass, with or without variation, a special resolution to approve a statutory plan of arrangement (the “Plan of Arrangement”) under Section 288 of the Business Corporations Act (British Columbia).  The Plan of Arrangement involves, among other things, the distribution of common shares of Mason Resources Corp. (“Mason Resources”) to current shareholders of Entrée on the basis of 0.45 of a Mason Resources share per outstanding common share of Entrée. Entrée will transfer to Mason Resources all of the issued and outstanding shares of Entrée U.S. Holdings Inc., which indirectly holds the Ann Mason copper-molybdenum project in Nevada and the Lordsburg copper-gold property in New Mexico. Mason Resources will be a separate publicly-listed company following completion of the Plan of Arrangement.
Entrée will continue to hold its 20% carried joint venture interest in a portion of the world class Oyu Tolgoi copper-gold project in Mongolia. The Plan of Arrangement is expected to allow Entrée to focus on (i) its carried joint venture interest in a substantial prospective land package which includes two of the Oyu Tolgoi deposits in Mongolia; and (ii) potentially acquiring other value accreting and synergistic assets.  It is also expected that transferring the Ann Mason project and Lordsburg property from Entrée to Mason Resources will accelerate their development and give scope to new acquisitions.
The Plan of Arrangement calls for holders of Entrée warrants to exchange their warrants for replacement warrants to acquire the same number of Entrée shares and 45% of that number of Mason Resources shares. Similarly, holders of Entrée options will exchange their options for replacement options to acquire the same number of Entrée shares and 45% of that number of Mason Resources shares. The exercise prices of the replacement warrants and options will be determined in accordance with the Plan of Arrangement.
The board of directors of Entrée has determined that the Plan of Arrangement is fair and is in the best interests of Entrée and its securityholders and recommends that securityholders vote in favour of the special resolution.
The accompanying notice of meeting and management information circular provide a full description of the Plan of Arrangement and include certain additional information to assist you in considering how to vote in respect of the Plan of Arrangement. You are encouraged to consider carefully all of the information in the accompanying management information circular, including the documents incorporated by reference therein. If you require assistance, you should contact your financial, legal, tax or other professional advisor.

Your vote is important regardless of the number of securities of Entrée that you own. If you are a registered holder of securities of Entrée, we encourage you to complete, sign, date and return the enclosed forms of proxy by no later than 10:30 a.m. (Vancouver time) on April 27, 2017, to ensure that your securities are voted at the meeting in accordance with your instructions, whether or not you are able to attend in person. If you hold your securities through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your securities.
If you are a registered Entrée shareholder, we also encourage you to complete and return the enclosed letter of transmittal (“Letter of Transmittal”) together with the certificate(s) (if any) representing your Entrée shares and any other required documents and instruments, to the depositary, Computershare, in the enclosed return envelope in accordance with the instructions set out in the Letter of Transmittal so that if the Plan of Arrangement is completed, new Entrée shares and Mason Resources shares can be sent to you as soon as possible after the Plan of Arrangement becomes effective. The Letter of Transmittal contains other procedural information related to the Plan of Arrangement, and should be reviewed carefully.  If you hold your Entrée shares through a broker or other intermediary, please contact that broker or other intermediary for instructions and assistance in receiving new Entrée shares and Mason Resources share in exchange for your Entrée shares.  Assuming that all conditions to completion of the Plan of Arrangement are satisfied, it is anticipated that the Plan of Arrangement will become effective on or about May 9, 2017.
Provided the Plan of Arrangement is completed, holders of Entrée warrants and options will receive their replacement warrants and options, as applicable, directly from Entrée and Mason Resources, respectively.
On behalf of Entrée, we would like to thank all securityholders for their ongoing support.
Yours very truly,
“Stephen Scott”
Stephen Scott
 President, Chief Executive Officer and Director

ENTRÉE GOLD INC. NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING May 1, 2017

Notice is hereby given that the Annual General and Special Meeting (the “Meeting”) of the holders of common shares (the “Shareholders”), the holders of options to purchase common shares (the “Optionholders”) and the holders of warrants to purchase common shares (the “Warrantholders”, together with the Shareholders and the Optionholders, the “Securityholders”) of Entrée Gold Inc. (“Entrée”) will be held on May 1, 2017 at the offices of Borden Ladner Gervais LLP, 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, at the hour of 10:30 a.m. (local time) for the following purposes:

1.	to receive the annual financial statements of Entrée for its financial year ended December 31, 2016 and the auditor’s report thereon;
2.	to set the number of directors at six;
3.	to elect directors for the ensuing year;
4.	to re‑appoint Davidson & Company LLP, Chartered Accountants, as Entrée’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration;
5.	to consider and, if thought appropriate, pass an ordinary resolution approving amendments to and the renewal of Entrée’s stock option plan;
6.
to consider and, if thought appropriate, pass, with or without variation, an ordinary resolution (the “Name Change Resolution”) authorizing the amendment to the articles of Entrée in order to change the name of Entrée to “Entrée Resources Ltd.” or such other name as may be approved by the board of directors of Entrée;

7.
to consider and, if thought appropriate, pass, with or without variation, a special resolution of the Shareholders and of the Securityholders, voting together as a single class (the “Arrangement Resolution”) to approve a statutory plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia) which involves, among other things, the distribution of common shares of Mason Resources Corp. (“Spinco”) to Shareholders on the basis of 0.45 Spinco common shares per common share of Entrée held, all as more particularly described in the management information circular (the “Circular”);

8.	to consider and, if thought appropriate, pass an ordinary resolution approving a stock option plan for Spinco; and
9.	to transact such further or other business as may properly come before the Meeting and any adjournments and postponements thereof.
Accompanying this Notice is the Circular and forms of proxy for each of the Shareholders, Optionholders and Warrantholders (the “Proxy”).  The enclosed Proxies are solicited by management of Entrée. Copies of the Arrangement Resolution, the Plan of Arrangement, the Interim Order and the notice of hearing for Final Order are attached to the Circular as Schedules “A”, “B”, “C” and “D”, respectively.
Registered Shareholders have a right of dissent in respect of the proposed Plan of Arrangement and to be paid the fair value of their common shares of Entrée. The dissent rights are described in the accompanying Circular and are attached to the Circular as Schedule “E”. Failure to strictly comply with the required procedure may result in the loss of any right of dissent.
- i -

Registered Securityholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to Computershare Investor Services Inc. within the time required by, and to the location set out in, the notes to the Proxy.  If your common shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution), you should carefully follow the instructions provided by your nominee to ensure your vote is counted.
DATED at Vancouver, British Columbia, this 20th day of March, 2017.
BY ORDER OF THE BOARD

“Stephen Scott”
Stephen Scott
President and Chief Executive Officer

The Securityholder materials are being sent to both registered and non‑registered Securityholders.  If you are a non‑registered Shareholder and Entrée or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary on your behalf.
By choosing to send these materials to you directly, Entrée (and not the intermediary holding on your behalf) has assumed responsibility for (a) delivering these materials to you; and (b) executing your proper voting instructions.  Please return your voting instructions as specified in the voting instruction form.

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INFORMATION CIRCULAR
ENTRÉE GOLD INC.
Suite 1201 ‑ 1166 Alberni Street
Vancouver, British Columbia, Canada  V6E 3Z3
Website:  http://www.entreegold.com

(all information as at March 20, 2017 unless otherwise noted)

FORWARD‑LOOKING STATEMENTS

Statements contained in this information circular (the “Circular”) that are not historical facts are forward‑looking statements within the meaning of U.S. and Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  Forward‑looking statements include, but are not limited to, statements with respect to: (i) the completion and the effective date (the “Effective Date”) of the statutory plan of arrangement (the “Plan of Arrangement”); (ii) the date of the hearing for the order made after application to the Supreme Court of British Columbia (the “Court”) pursuant to section 291 of the Business Corporations Act (British Columbia) (the “BCBCA”) approving the Plan of Arrangement (the “Final Order”); and (iii) the timing for delivery of share certificates representing common shares (“Spinco Common Shares”) of Mason Resources Corp. (“Spinco”). In certain cases, forward‑looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “objectives”, “potential”, “possible”, “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, or “occur”. These forward‑looking statements and forward‑looking information are based, in part, on assumptions and factors that may change, thus causing actual results or achievements to differ materially from those expressed or implied by the forward‑looking statements or forward‑looking information.  Such assumptions and factors include the approval of the special resolution of holders (“Shareholders”) of common shares (“Entree Common Shares”) of Entrée Gold Inc. (“Entrée”) and of  holders (“Securityholders”) of Entrée Common Shares, options to acquire Entrée Common Shares (“Stock Options”) or warrants to acquire Entrée Common Shares (“Warrants”, and, together with Entrée Common Shares and Stock Options, “Securities”) of Entrée, voting together as a single class to approve the Plan of Arrangement (the “Arrangement Resolution”); the approval of the Plan of Arrangement by the Court, and the receipt of the required governmental and regulatory approvals and consents. Forward‑looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Entrée and Spinco, post‑Plan of Arrangement, to be materially different from any future results, performance or achievements expressed or implied by the forward‑looking statements.  Such risks and other factors include, among others, risks related to operations; risks related to joint venture operations; actual results of current exploration and/or reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risk Factors” in this Circular.  Although Entrée and Spinco have attempted to identify important factors that could affect Entrée and Spinco and may cause actual actions, events or results to differ materially from those described in forward‑looking statements or forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward‑looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information.  Accordingly, readers should not place undue reliance on forward-looking statements or forward looking information. The forward-looking statements and forward-looking information in this Circular speak only as of the date hereof. Entrée and Spinco do not undertake any obligation to publicly update forward-looking statements and forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law.
Forward-looking statements and other information contained herein concerning the mining industry and Entrée U.S. Holdings Inc.’s (“Entrée U.S. Holdings”), Entrée’s and Spinco’s (collectively, the “Parties”) expectations concerning the mining industry are based on estimates prepared by the Parties using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Parties believe to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While the Parties are not aware of any misstatements regarding any mining industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Certain historical and forward‑looking information contained or incorporated by reference in this Circular has been provided by, or derived from information provided by, certain persons other than Entrée.  Although Entrée does not have any knowledge that would indicate that any such information is untrue or incomplete, Entrée assumes no responsibility for the accuracy and completeness of such information or the failure by such other persons to disclose events which may have occurred or may affect the completeness or accuracy of such information but which is unknown to Entrée.
NOTE TO UNITED STATES SECURITYHOLDERS
THE SECURITIES DISTRIBUTABLE IN CONNECTION WITH THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Spinco Common Shares, the Entrée Replacement Stock Options, the Entrée Replacement Warrants, the Spinco Replacement Stock Options, the Spinco Replacement Warrants and the Entrée New Common Shares to be distributed under the Plan of Arrangement have not been registered under the United States Securities Act of 1933 (the “U.S. Securities Act”), and are being issued in reliance on the exemption from registration set forth in section 3(a)(10) under the U.S. Securities Act (the “Section 3(a)(10) Exemption”) on the basis of the approval of the Court, which will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Plan of Arrangement to Shareholders, holders of Warrants (“Warrantholders”) and holders of Stock Options (“Optionholders”), as further described under “Securities Laws Considerations – U.S. Securities Laws”. The solicitation of proxies hereby is not subject to the proxy requirements of section 14(a) of the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”), as amended. Furthermore, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Securityholders in the United States (“U.S. Securityholders”) should be aware that such requirements are different than those of the United States.
The Section 3(a)(10) Exemption is not available to exempt the issuance of Entrée New Common Shares issuable on the exercise of the Entrée Replacement Stock Options and the Entrée Replacement Warrants and the Spinco Common Shares issuable on exercise of the Spinco Replacement Stock Options and the Spinco Replacement Warrants.
In addition, information concerning the properties and operations of Entrée and Spinco has been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies.  In particular, disclosure of scientific or technical information regarding mineral prospects in this Circular has been made in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms “Measured mineral resources”, “Indicated mineral resources” and “Inferred mineral resources” are used in this Circular to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the SEC does not recognize them and disclosure of information concerning such categories is generally not permitted in documents filed with the SEC. Securityholders are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of Measured mineral resources, Indicated mineral resources, Inferred mineral resources or Probable mineral reserves will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred mineral resources cannot form the basis of Feasibility or other economic studies. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this Circular containing descriptions of the Parties’ mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Certain financial statements and information included or incorporated by reference herein have been prepared in accordance with international financial reporting standards as issued by the International Accounting Standards Board (“IFRS”), and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies.
U.S. Securityholders should be aware that the distribution of the securities described herein may have tax consequences both in the United States and in the Canada.  Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.
Entrée believes that it was a “passive foreign investment company” (“PFIC”) for its prior tax year and based on current business plans and financial projections, Entrée expects to be a PFIC for its current tax year. Entrée also expects that Spinco should be a PFIC for its initial tax year and may be a PFIC in future tax years.
For U.S. federal income tax purposes, Entrée intends that the Share Exchange (as defined below under “Summary – The Plan of Arrangement – Summary and Effect of the Plan of Arrangement”) will be treated as (i) a tax-deferred exchange by Shareholders of their Entrée Common Shares for Entrée New Common Shares, either under section 1036 or section 368(a)(1)(E) of the U.S. Internal Revenue Code (“U.S. Tax Code”); and (ii) a distribution of the Spinco Common Shares under section 301 of the U.S. Tax Code. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge the foregoing characterization of the Share Exchange or that, if challenged, a U.S. court would not agree with the IRS. No ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Share Exchange has been sought or obtained.
Under the PFIC rules, U.S. shareholders should be treated as recognizing a taxable “excess distribution” equal to the fair market value of the Spinco Common Shares received which will be taxable as ordinary income and subject to an interest charge. Entrée does not intend to provide U.S. shareholders with a PFIC annual information statement and accordingly, a “qualified electing fund” election should not be available to U.S. shareholders.
The distribution of the Spinco Common Shares pursuant to the Share Exchange generally will be subject to: (a) information reporting on Form 1099; and (b) backup withholding tax (currently at the rate of 28%) if a U.S. Shareholder fails to furnish such shareholder’s correct U.S. taxpayer identification number (generally on Form W‑9). However, U.S. Shareholders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Shareholder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Shareholder furnishes required information to the IRS in a timely manner.
Each U.S. Securityholder should consult its own tax advisor regarding the proper treatment of the Arrangement and the ownership and disposition of securities of Spinco or Entrée for U.S. federal income tax purposes.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Entrée and Spinco are incorporated or organized outside the United States, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Entrée and said persons are located outside the United States. As a result, it may be difficult or impossible for U.S. Securityholders to effect service of process within the United States upon Entrée or Spinco, their directors or officers, or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. Securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

TECHNICAL AND THIRD PARTY INFORMATION
The disclosure in this Circular of a scientific or technical nature for the Ann Mason copper-molybdenum project in Nevada, United States (the “Ann Mason Project”) is based on a NI 43-101 technical report with an effective date of March 3, 2017 (the “Ann Mason Report”) entitled “2017 Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.” and prepared by Greg Kulla and Peter Oshust of Amec Foster Wheeler Americas Limited and Gordon Zurowski, Mario Colantonio, Joseph Rosaire Pierre Desautels, Jay Melnyk and Lyn Jones of AGP Mining Consultants Inc., each of whom is a qualified person for the purposes of NI 43-101. The Ann Mason Report has been filed on SEDAR under Entrée’s profile at www.sedar.com.
The qualified person for the purposes of NI 43-101 who is responsible for the scientific and technical information contained in this Circular, including that based upon the disclosure made by third parties as set out above, is Robert Cinits of Entrée.
DOCUMENTS INCORPORATED BY REFERENCE
The following documents, filed by Entrée with the British Columbia Securities Commission, are specifically incorporated by reference into, and form an integral part of, this Circular:
1.
audited consolidated financial statements of Entrée and the related notes thereto, for the years ended December 31, 2016 and 2015 and the report of independent registered chartered accountant thereon, and the management, discussion and analysis filed in connection with those financial statements; and

2.	annual information form of Entrée, for the year ended December 31, 2016, dated March 10, 2017 (the “AIF”).

Copies of the documents incorporated herein by reference may be obtained on request without charge, from the Vice President, Legal Affairs of Entrée at Suite 1201, 1166 Alberni Street, Vancouver, British Columbia V6E 3Z3 (telephone: 604-687-4777).  All of these documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
The historical financial statements of Entrée contained in this Circular are reported in U.S. dollars and have been prepared in accordance with United States Generally Accepted Accounting Principles. Similarly, the historical financial statements of Spinco and the audited carve-out financial statements for the years ended December 31, 2016, 2015 and 2014 contained in this Circular are reported in U.S. dollars and have been prepared in accordance with IFRS. All references to dollar amounts in this Circular are to U.S. dollars unless stated otherwise or the context otherwise requires.
DATE OF INFORMATION
Information contained in this Circular is as at March 20, 2017 unless otherwise indicated.

GLOSSARY OF DEFINED TERMS
In this Circular, the following capitalized words and terms shall have the following meanings:
2013 Agreement	The Equity Participation and Funding Agreement dated February 14, 2013 between Entrée and Sandstorm.
2017 PEA	2017 Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A. with an effective date of March 3, 2017.
ACB	Adjusted cost base, as defined in the Tax Act.
Administrative Services Agreement

An administrative services agreement between Entrée and Spinco dated as of the Effective Date, pursuant to which Entrée will provide office space, furnishings and equipment, communications facilities and personnel necessary for Spinco to fulfil its basic day-to-day head office and executive responsibilities.

Advance Notice Provisions	The advance notice provisions contained in Entrée's Articles.
AIF	Entrée's annual information form for the financial year ended December 31, 2016.
Amended Sandstorm Agreement	The Amended and Restated Equity Participation and Funding Agreement between Entrée and Sandstorm.
Ann Mason Project	The Ann Mason copper-molybdenum project in Nevada, United States.
Anti-Corruption Legislation	Collectively, the U.S. Foreign Corrupt Practices Act and other similar legislation, such as Canada's Corruption of Foreign Officials Act.
Arrangement or Plan of Arrangement

The plan of arrangement attached as Schedule "B" hereto and any amendment thereto made in accordance with the terms thereof and the terms of the Arrangement Agreement or at the discretion of the Court in the Final Order.

Arrangement Agreement	The Arrangement Agreement dated as of February 28, 2017 between Entrée and Spinco, as it may be supplemented or amended from time to time.
Arrangement Resolution	The special resolution of Shareholders and of Securityholders, voting as a single class, approving the Plan of Arrangement substantially in the form attached as Schedule "A" to this Circular.
Audit Committee	The Audit Committee of the Board.
Authorities

Any: (i) multinational, federal, provincial, state, municipal, local or foreign governmental or public department, court, or commission, domestic or foreign; (ii) subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above.

Award Date	Has the meaning ascribed to it under the heading "Amendments to and Renewal of Option Plan".
BCBCA	Business Corporations Act (British Columbia), as amended.
Board	The board of directors of Entrée.
Board Diversity Policy	The Board Diversity Policy of the Board.
Bonus Shares	The Entrée Common Shares issuable to Stephen Scott based on the achievement of Entrée's strategic direction or the achievement of one or more fundamental transactions.
Broadridge	Broadridge Financial Solutions, Inc.
Business Day	A day that is not a Saturday, Sunday, or a day when commercial banks are not open for business in Vancouver, British Columbia.

Capital Contribution	The transfer to Spinco prior to the completion of the Plan of Arrangement, of US$8,750,000 in cash.
Carve-Out or Entity	Entrée Gold Inc.'s portion of business activities that relates to the Ann Mason Project and the Lordsburg property.
Carve-Out Financial Statements	The audited carve‑out combined financial statements of the business of Spinco, attached as Schedule "H".
CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
CGNC	Corporate Governance and Nominating Committee of the Board.
Change of Control
Defined as:
(i)    the sale, transfer or disposition of Entrée's assets in complete liquidation or dissolution of Entrée;
(ii)   Entrée amalgamates, merges or enters into a plan of arrangement with another company at arm's length to the Group other than an amalgamation, merger or plan of arrangement that would result in the voting Securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or
(iii)  any person or combination of persons at arm's length to the Group acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting Securities, whether through the acquisition of previously issued and outstanding voting Securities, or of voting Securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such Securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board.

Circular	This Circular sent to Securityholders in connection with the Meeting.
Code	Entrée's written Code of Business Conduct and Ethics.
Compensation Committee	The Compensation Committee of the Board.
Computershare	Computershare Investor Services Inc.
Consideration

The consideration payable by Entrée or Spinco pursuant to section 3.1 of the Plan of Arrangement to a person who is, immediately before the Effective Time, a Shareholder, Optionholder, or Warrantholder.

Court	The Supreme Court of British Columbia.
Designated Shares	Has the meaning ascribed to it under the heading "Statement of Executive Compensation – Incentive Plan Awards".
Designated Spinco Shares	Has the meaning ascribed to it under the heading "Approval of Spinco Option Plan".
Determination Period	The period beginning on the Effective Date and ending at the conclusion of the fifth Trading Day immediately following the Effective Date.

Dissent Procedures	The procedures to be taken by a registered Shareholder in exercising Dissent Rights.
Dissent Rights

The rights of a registered Shareholder to dissent in respect of the Plan of Arrangement subject to section 246 of the BCBCA, as the same may be modified by the Interim Order or the Final Order, as more particularly described under the heading "Rights of Dissenting Shareholders".

Dissent Share	Each Entrée Common Share in respect of which a registered Shareholder has exercised Dissent Rights and for which the registered Shareholder is ultimately entitled to be paid fair market value.
Dissenting Shareholder

A registered Shareholder that has duly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Entrée Common Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder.

DRS	Direct Registration System.
EDGAR	Electronic Data Gathering, Analysis and Retrieval of the SEC.
Effective Date

The second Business Day after the date upon which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered.

Effective Time	12:01 a.m. (Vancouver time) on the Effective Date.
Entrée	Entrée Gold Inc., a company continued into British Columbia under the laws of the Province of British Columbia.
Entrée Common Shares	Common shares in the authorized share structure of Entrée whose identifying name is changed to "Class A Common shares" pursuant to the Plan of Arrangement.
Entrée New Common Shares	Class B Common shares in the authorized share structure of Entrée created pursuant to the Plan of Arrangement whose identifying name is changed to "Common Shares" pursuant to the Plan of Arrangement.
Entrée Ratio	The quotient obtained by dividing: (A) the Entrée VWAP; by (B) the aggregate of the Entrée VWAP and the product obtained by multiplying the Spinco VWAP by 0.45.
Entrée Replacement Stock Option

An option to acquire an Entrée New Common Share granted by Entrée to a holder of a Stock Option pursuant to an Option Exchange having the right to exercise suspended during the Determination Period and having the exercise price of each such Entrée Replacement Stock Option determined in accordance with the Plan of Arrangement and the other terms and conditions of each such Entrée Replacement Stock Option determined in accordance with the Option Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the Board or a committee thereof.

Entrée Replacement Warrant

A warrant to acquire an Entrée New Common Share to be issued by Entrée to a Warrantholder pursuant to a Warrant Exchange having the right to exercise suspended during the Determination Period and having the exercise price of each such Entrée Replacement Warrant determined in accordance with the Plan of Arrangement and the other terms and conditions of the Entrée Replacement Warrant being those of the Warrant, mutatis mutandis, subject to such reasonable adjustment as may be necessary in the circumstances and are approved by the Board.

Entrée U.S. Holdings	Entrée U.S. Holdings Inc., a company incorporated under the laws of the Province of British Columbia.
Entrée VWAP	The volume weighted average price of an Entrée New Common Share on the TSX for the five Trading Days immediately following the Effective Date.
Fair Value	Has the meaning ascribed to it under the heading "Statement of Executive Compensation – Incentive Plan Awards".
Final Order

The order made after application to the Court pursuant to section 291 of the BCBCA approving the Plan of Arrangement as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal.

Fixed Expiry Date	Has the meaning ascribed to it under the heading "Amendments to and Renewal of Option Plan".
Fractional Share Amount

In respect of a Shareholder, the aggregate number of Spinco Common Shares that the Shareholder would be entitled to receive on the Share Exchange in the absence of the Round Down Provision, less the aggregate number of Spinco Common Shares that the Shareholder is entitled to receive on the Share Exchange having regard to the Round Down Provision.

Good Reason

The occurrence of any of the following without the NEO's written consent:
(i)    a material change (other than a change that is clearly consistent with a promotion) in the NEO's position or duties, responsibilities, reporting relationship, title or office;
(ii)   a reduction of the NEO's salary, benefits or any other form of remuneration or any change in the basis upon which such salary, benefits or other form of remuneration payable by Entrée is determined;
(iii)  forced relocation to another geographic area;
(iv)   any material breach by Entrée of a material provision of the employment agreement; or
(v)    the failure by Entrée to obtain an effective assumption of its obligations hereunder by any successor to Entrée, including a successor to a material portion of its business.

Group	Entrée and its affiliates.
Holder	Has the meaning ascribed to it under the heading "Canadian Federal Income Tax Considerations".
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board.
Incumbent Director

Any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

Interim Order

The interim order of the Court dated March 16, 2017 pursuant to section 291 of the BCBCA, providing for, among other things, the calling of the Meeting, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably) as attached as Schedule "C" hereto.

Intermediary	A person who holds Entrée Common Shares on behalf of a Non-Registered Holder.
In The Money Amount

At a particular time with respect to a Stock Option, Entrée Replacement Stock Option, or Spinco Replacement Stock Option means the amount, if any, by which the fair market value of the relevant underlying security exceeds the exercise price of the relevant option at the particular time.

Issuance	Has the meaning ascribed to it under the heading "Summary – Plan of Arrangement – Summary and Effect of the Plan of Arrangement".
LaneCaputo	LaneCaputo Compensation Inc.
Letter of Transmittal

The Letter of Transmittal enclosed with the Circular pursuant to which, among other things, registered Shareholders are required to deliver the completed Letter of Transmittal and any applicable certificates representing Entrée Common Shares in order to receive the Consideration to which they are entitled.

McLeod Severance Payment Triggering Event

The delivery of notice of termination of employment without cause or the expiry of one month's prior written notice of termination of employment for Good Reason or within 90 days of a Change of Control.

MD&A	Management Discussion and Analysis.
Meeting

The annual general and special meeting of Securityholders to be held at 10:30 a.m. (Vancouver time) on May 1, 2017 for the purpose of voting on the matters set out in the notice of annual general and special meeting dated March 20, 2017 including the Arrangement Resolution, and all other matters that may properly come before the meeting and any adjournment or postponement thereof.

Meeting Materials	The Circular, the notice of meeting, request card and applicable Proxy or VIF.
Minefinders	Minefinders Corporation Ltd.
Name Change	The change of Entrée's name to Entrée Resources Ltd.
Name Change Resolution	The ordinary resolution of the Shareholders authorizing the Name Change.
Named Executive Officers or NEOs

Each of the following individuals: (i) a CEO; (ii) a CFO; (iii) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000, for that financial year; and (iv) each individual who would be an NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
NI 45-106	National Instrument 45-106 – Prospectus and Registration Exemptions.
NI 52-109	National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings.
NI 52-110	National Instrument 52-110 – Audit Committees.
NI 54-101	National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.
NI 58-101	National Instrument 58-101 – Disclosure of Corporate Governance Practices.
NOBO	Non-objecting beneficial owner of Entrée Common Shares.
Nominating Shareholder	A shareholder who nominates a Board candidate, pursuant to the Advance Notice Provisions.

Non-Registered Holders	Beneficial Shareholders who own Entrée Common Shares not registered in their names.
Non‑resident Holder	Has the meaning ascribed to it under the heading "Canadian Federal Income Tax Considerations – Holders Not Resident in Canada".
Notice of Hearing	The notice of hearing for the Final Order, as attached as Schedule "D".
OBO	Objecting beneficial owner of Entrée Common Shares.
Option Exchange	Has the meaning attributed to that term in subsection 3.1(d) of the Plan of Arrangement.
Optionholder	A holder of one or more Stock Options.
Option Plan	Entrée's stock option plan, renewed by Shareholders on June 26, 2014, as may be amended.
Oracle	Oracle Mining Corp.
Parties	Entrée and Spinco.
PEA	A Preliminary Economic Assessment.
PFIC	Passive foreign investment company.
Pro Forma Financial Statements	The unaudited pro forma consolidated financial statements of Spinco as at December 31, 2016, attached hereto as Schedule "F".
Proposed Amendments	Has the meaning ascribed to it under the heading "Canadian Federal Income Tax Considerations".
Proxy	Forms of proxy accompanying the Circular.
PUC	Paid-up capital, as defined in the Tax Act.
Registered Plans	An RRSP, a RRIF, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a TFSA.
Regulations	Regulations under the Tax Act.
Regulation S	Regulation S promulgated under the U.S. Securities Act.
Replacement Fixed Expiry Date	Has the meaning ascribed to it under the heading "Amendments to and Renewal of Option Plan."
Resident Holder	Has the meaning ascribed to it under the heading "Canadian Federal Income Tax Considerations".
Rio Tinto	Rio Tinto International Holdings Inc.
Round Down Provision	Has the meaning ascribed to it under the heading "Summary – The Plan of Arrangement – Summary and Effect of the Plan of Arrangement".
RRIF	Registered retirement income fund.
RRSP	Registered retirement savings plan.
Sandstorm	Sandstorm Gold Ltd.
SEC	The United States Securities and Exchange Commission.
Section 3(a)(10) Exemption	The exemption from registration requirements of the U.S. Securities Act provided under section 3(a)(10) thereof.
Securities	Entrée Common Shares, Stock Options or Warrants.

Securities Legislation

The Securities Act and the equivalent law in the other applicable provinces and territories of Canada, and the published policies, instruments, rules, judgments, orders and decisions of any Authority administering those statutes, as well as the rules, regulations, by‑laws and policies of the TSX.

Securityholder	A Shareholder, Optionholder or Warrantholder.
SEDAR	The System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.
Severance Amount	The 18 months' salary and aggregate amount of all other remuneration, bonuses and benefits that the individual would otherwise have received over the 18-month period.
Severance Payment Triggering Event	The delivery of notice of termination of employment without cause or resignation with Good Reason.
Share Exchange	Has the meaning ascribed to it under the heading "Summary – The Plan of Arrangement – Summary and Effect of the Plan of Arrangement".
Shareholder	At a particular time, a holder of one or more Entrée Common Shares.
Spinco	Mason Resources Corp., a company incorporated under the laws of the Province of British Columbia.
Spinco Audit Committee	The Audit Committee of the Spinco Board.
Spinco Award Date	Has the meaning ascribed to it under the heading "Amendments to and Renewal of Option Plan".
Spinco Board	The board of directors of Spinco.
Spinco Board Diversity Policy	The Board Diversity Policy of the Spinco Board.
Spinco CGNC	Corporate Governance and Nominating Committee of the Spinco Board.
Spinco Code	Spinco's written Code of Business Conduct and Ethics.
Spinco Common Shares	The common shares in the authorized share structure of Spinco.
Spinco Compensation Committee	The Compensation Committee of the Spinco Board.
Spinco Fair Value	Has the meaning ascribed to it under the heading "Approval of Spinco Option Plan".
Spinco Fixed Expiry Date	Has the meaning ascribed to it under the heading "Approval of Spinco Option Plan".
Spinco Option	An option granted pursuant to the Spinco Option Plan exercisable to acquire a Spinco Common Share.
Spinco Option Plan	The Spinco stock option plan.
Spinco Ratio

The quotient obtained by dividing: (A) the product obtained by multiplying the Spinco VWAP by 0.45; by (B) the aggregate of the Entrée VWAP and the product obtained by multiplying the Spinco VWAP by 0.45.

Spinco Replacement Stock Option

An option to acquire a Spinco Common Share granted by Spinco to a holder of a Stock Option pursuant to an Option Exchange having the right to exercise suspended during the Determination Period and having the exercise price of each such Spinco Replacement Stock Option determined in accordance with the Plan of Arrangement and the other terms and conditions of each such Spinco Replacement Stock Option determined in accordance with the Spinco Option Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan or agreements may be amended by the Spinco Board or a committee thereof.

Spinco Replacement Warrant

A warrant to acquire a Spinco Common Share issued by Spinco to a holder of a Warrant pursuant to a Warrant Exchange having the right to exercise suspended during the Determination Period and having the exercise price of each such Spinco Replacement Warrant determined in accordance the Plan of Arrangement and the other terms and conditions of the Spinco Replacement Warrant being those of the Warrant, mutatis mutandis, subject to such reasonable adjustment as may be necessary in the circumstances and are approved by the Spinco Board.

Spinco Shareholders	At the relevant time, the holders of Spinco Common Shares.
Spinco VWAP	The volume weighted average price of a Spinco Common Share on the TSX for the five Trading Days immediately following the Effective Date.
Stock Option	An option granted pursuant to the Option Plan exercisable to acquire an Entrée Common Share.
Tax Act	Income Tax Act (Canada), as amended from time to time.
Technical Committee	The Technical Committee of the Board.
TFSA	Tax-free savings account.
the year	The period of May 19, 2016 to March 20, 2017.
Trading Day	A day on which shares are trading on the TSX.
Treaty	The Canada-US Income Tax Convention (1980).
TSX	Toronto Stock Exchange.
United States	The United States of America, its territories and possessions, any state of the United States and the District of Columbia.
U.S. Exchange Act	The United States Securities Exchange Act of 1934, as amended.
U.S. Person	U.S. Person as defined in Rule 902(k) of Regulation S.
U.S. Securityholders	Has the meaning ascribed to it under the heading "Note to United States Shareholders".
U.S. Securities Act	The United States Securities Act of 1933, as the same has been, and hereinafter from time to time may be, amended.
U.S. Tax Code	The United States Internal Revenue Code.
VIF	Voting instruction form.
VWAP	Volume weighted average price.
Warrant	A share purchase warrant of Entrée exercisable to acquire an Entrée Common Share.
Warrant Exchange	Has the meaning attributed to that term in subsection 3.1(e) of the Plan of Arrangement.
Warrantholder	A holder of one or more Warrants.

SUMMARY
The following is a summary of the principal features of the Plan of Arrangement and certain other matters and should be read together with the more detailed information, schedules, and financial data and statements contained elsewhere in this Circular and incorporated in this Circular by reference.  This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular.
The Meeting
Date, Time and Place of Meeting
The annual general and special meeting of Securityholders (the “Meeting”) will be held on Monday, May 1, 2017, at 10:30 a.m. (Vancouver time) at the offices of Borden Ladner Gervais LLP, 1200 Waterfront Centre, 200 Burrard Street in Vancouver, British Columbia.
The Record Date
Securityholders of record at the close of business (Vancouver time) on Thursday, March 16, 2017 will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.
Purpose of the Meeting
This Circular is furnished in connection with the solicitation of proxies by management of Entrée for use at the Meeting.
At the Meeting Securityholders will be asked to act on a number of matters. These matters include: (i) receiving and considering the most recent consolidated financial statements of Entrée; (ii) setting the number of directors; (iii) electing directors; (iv) re-appointing Davidson & Company LLP, Chartered Accountants, as auditor for Entrée and authorizing the directors to fix their remuneration; (v) approving amendments to and the renewal of Entrée’s stock option plan (the “Option Plan”); (vi) approving a name change from Entrée to “Entrée Resources Ltd.”; (vii) a special resolution passed by: (a) at least two-thirds of the votes cast by the Shareholders and (b) at least two-thirds of the votes cast by the Securityholders, voting together as a single class, approving the Plan of Arrangement; and (viii) approving a stock option plan for Spinco (the “Spinco Option Plan”). Other than the special resolution approving the Plan of Arrangement, all matters to be acted on at the Meeting will be voted on only by Shareholders.
The Plan of Arrangement
Purpose
Entrée is engaged in the business of exploration and development of mineral properties. Entrée has property interests in the United States, Mongolia, Peru and Australia.
On February 28, 2017, Entrée announced its intention to reorganize its business through the Arrangement, by disposing of all of the issued and outstanding shares of Entrée U.S. Holdings to Spinco in consideration for Spinco Common Shares. Entrée U.S. Holdings owns the Ann Mason Project in Nevada and the Lordsburg property in New Mexico.
Pursuant to the Plan of Arrangement: (i) the Shareholders will receive Spinco Common Shares in proportion to their shareholdings in Entrée, (ii) Optionholders will receive an option (an “Entrée Replacement Stock Option”) to purchase an Entrée New Common Share and 0.45 of an option to purchase a Spinco Common Share (a “Spinco Replacement Stock Option”), and (iii) Warrantholders will receive an Entrée New Common Share purchase warrant (an “Entrée Replacement Warrant”) and 0.45 of a Spinco Common Share purchase warrant (a “Spinco Replacement Warrant”). There will be no change in Securityholders’ existing interests in Entrée. See “The Plan of Arrangement – Steps of the Plan of Arrangement” for additional information.

 Reasons for the Plan of Arrangement and Recommendation of the Board
After careful consideration, the board of directors of Entrée (the “Board”) has unanimously determined that the Plan of Arrangement is fair and in the best interests of Entrée, the Shareholders and the Securityholders.  Accordingly, the Board unanimously recommends that the Shareholders and the Securityholders vote for the Arrangement Resolution.
The Board believes the Plan of Arrangement is in the best interests of Entrée for the following reasons:
(a)
The Plan of Arrangement is expected to result in two separate and focused, well-capitalized entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile;

(b)
The Plan of Arrangement is expected to allow Entrée to focus on (i) its carried joint venture interest in a substantial prospective land package which includes two of the Oyu Tolgoi deposits in Mongolia; and (ii) potentially acquiring other value accreting and synergistic assets;

(c)	The Plan of Arrangement is expected to maximize Shareholder value by allowing the market to value Entrée's assets independently of the Ann Mason Project; and
(d)	It is expected that transferring the Ann Mason Project and Lordsburg property from Entrée to Spinco will accelerate development of the projects and give scope to new acquisitions.
In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to the risks set out under “The Plan of Arrangement – Plan of Arrangement Risk Factors”.
The foregoing discussion summarizes the material information and factors considered by the Board in their consideration of the Plan of Arrangement.  The Board collectively reached its unanimous decision with respect to the Plan of Arrangement in light of the factors described above and other factors that each member of the Board felt were appropriate.  In view of the wide variety of factors and the quality and amount of information considered, the Board did not find it useful or practicable to, and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination.  Individual members of the Board may have given different weight to different factors.
Summary and Effect of the Plan of Arrangement
Pursuant to the Plan of Arrangement, the following steps will be deemed to occur in the following order:
(a)
Each Entrée Common Share in respect of which a registered Shareholder has exercised Dissent Rights and for which the registered Shareholder is ultimately entitled to be paid fair market value shall be repurchased by Entrée for cancellation in consideration for a debt-claim against Entrée to be paid the fair value of such Dissent Share in accordance with the Plan of Arrangement, and such Dissent Share shall thereupon be cancelled;

(b)
Entrée shall dispose of all of the issued and outstanding shares of Entrée U.S. Holdings to Spinco and in sole consideration therefor, Spinco shall issue to Entrée that number of Spinco Common Shares (the “Issuance”) determined by the following formula:

A – B – C
where
A is the number of issued and outstanding Entrée Common Shares at that time (for greater certainty, excluding all Dissent Shares) multiplied by 0.45,

B is the number of issued and outstanding Spinco Common Shares immediately before that time, and
C is the aggregate of all amounts each of which is a Fractional Share Amount in respect of an Entrée Shareholder at that time (for greater certainty, excluding a Fractional Share Amount in respect of a Dissent Share), such that following the Issuance, the number of issued and outstanding Spinco Common Shares shall be equal to the aggregate number of Spinco Common Shares distributable to the Shareholders on the Share Exchange having regard to the Round Down Provision, and in connection with the Issuance,
(i)	Entrée shall be removed from and Spinco shall be added to the central securities register for the shares of Entrée US Holdings, and
(ii)	an amount equal to the fair market value of the issued and outstanding shares of Entrée US Holdings shall be added to the capital in respect of the Spinco Common Shares;
(c)	The authorized share structure of Entrée shall be reorganized and altered by:
(i)
changing the identifying name of the Entrée Common Shares from “Common shares” to “Class A Common shares” and amending the special rights and restrictions attached to those shares to provide the holders thereof with two votes in respect of each share held; and

(ii)
creating a new class of shares without par value issuable in an unlimited number with the identifying name “Class B Common shares” having special rights and restrictions identical to those attaching to the Entrée Common Shares prior to the amendments described above;

(d)	Each holder of a Stock Option shall dispose of its Stock Option and in sole consideration therefor will concurrently receive:
(i)
one Entrée Replacement Stock Option having an exercise price equal to the product obtained by multiplying: (A) the exercise price of the Stock Option by (B) the Entrée Ratio, rounded up to the nearest whole cent, and

(ii)
0.45 of one Spinco Replacement Stock Option having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Stock Option by 0.45; by (B) the Spinco Ratio, rounded down to the nearest whole cent in any case where, after such rounding, the aggregate In The Money Amount of the Entrée Replacement Stock Option and fraction of the Spinco Replacement Stock Option received would not exceed the In The Money Amount of the Stock Option disposed of, and rounded up to the nearest whole cent in any other case, all in accordance with the intention to comply with the provisions of subsection 7(1.4) of the Income Tax Act (Canada) (the “Tax Act”),

except that the aggregate number of Spinco Replacement Stock Options issuable to a holder of Stock Options having a common expiry date and exercise price shall be rounded down to the nearest whole number, and all Stock Options shall thereupon be cancelled;
(e)	Each Warrant will be and be deemed to be exchanged for:
(i)
one Entrée Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the exercise price of the Warrant; by (B) the Entrée Ratio, rounded up to the nearest whole cent, and

(ii)
0.45 of a Spinco Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Warrant by 0.45; by (B) the Spinco Ratio, rounded down to the nearest whole cent, except that the aggregate number of Spinco Replacement Warrants issuable to a holder of a Warrant having a common expiry date and exercise price shall be rounded down to the nearest whole number, and the Warrants shall thereupon be cancelled;
(f)	Each Shareholder shall dispose of all of its Entrée Common Shares to Entrée and in consideration therefor, Entrée shall issue or distribute to the Shareholder:
(i)	the same number of Entrée New Common Shares; and
(ii)
that number of Spinco Common Shares equal to the product of the number of Entrée New Common Shares held and 0.45, less the Fractional Share Amount, if any, in respect of that Shareholder (the “Share Exchange”), and in connection with the Share Exchange,
(iii)
the name of each Shareholder shall be removed from the central securities register for the Entrée Common Shares and added to the central securities register for the Entrée New Common Shares and the Spinco Common Shares as the holder of the number of Entrée New Common Shares and Spinco Common Shares, respectively, received pursuant to the Share Exchange;

(iv)	the Entrée Common Shares shall be cancelled and the capital in respect of such shares shall be reduced to nil; and
(v)
an amount equal to the capital of the Entrée Common Shares immediately before the Share Exchange less the aggregate fair market value of the Spinco Common Shares distributed on the Share Exchange shall be added to the capital in respect of the Entrée New Common Shares; and

(g)	The authorized share structure of Entrée shall be reorganized and altered by:
(i)	eliminating the Entrée Common Shares from the authorized share structure of Entrée; and
(ii)	changing the identifying name of the issued and unissued Entrée New Common Shares from “Class B Common shares” to “Common shares”.
No fractional Spinco Common Shares shall be distributed by Entrée to a Shareholder on the Share Exchange. If Entrée would otherwise be required to distribute to a Shareholder an aggregate number of Spinco Common Shares that is not a round number, then the number of Spinco Common Shares distributable to that Shareholder shall be rounded down to the next lesser whole number of Spinco Common Shares (the “Round Down Provision”) and that Shareholder shall not receive any compensation in respect thereof. Notwithstanding the foregoing, if the Round Down Provision would otherwise result in the number of Spinco Common Shares distributable to a particular Shareholder being rounded down from one to nil, then the Round Down Provision shall not apply and Entrée shall distribute one Spinco Common Share to that Shareholder.
Any instrument or certificate which immediately prior to 12:01 a.m. (Vancouver Time) on the Effective Date (the “Effective Time”) represented outstanding Securities that were exchanged pursuant to the Plan of Arrangement or an affidavit of loss and bond or other indemnity pursuant to the Plan of Arrangement, shall, on or prior to the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature against Entrée. On such date, the aggregate Entrée New Common Shares, Entrée Replacement Stock Options, Entrée Replacement Warrants, Spinco Common Shares, Spinco Replacement Stock Options or Spinco Replacement Warrants to which the former Securityholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Entrée, and shall be returned to Entrée by Computershare Investor Services Inc.  (“Computershare”). Neither Entrée, Spinco, nor Computershare shall be liable to any person in respect of any amount for Entrée New Common Shares, Entrée Replacement Stock Options, Entrée Replacement Warrants, Spinco Common Shares, Spinco Replacement Stock Options, or Spinco Replacement Warrants delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Each of Entrée, Spinco and Computershare shall be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of Entrée New Common Shares, Entrée Replacement Stock Options, Entrée Replacement Warrants, Spinco Common Shares, Spinco Replacement Stock Options, or Spinco Replacement Warrants made pursuant to the Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of the Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement. Without limiting the generality foregoing, any Spinco Common Shares so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance shall be paid to the person forthwith.
See “The Plan of Arrangement” for additional information.  A copy of the Plan of Arrangement is attached hereto as Schedule “B”.
Recommendation
The Board unanimously recommends that the Shareholders and the Securityholders vote FOR the Arrangement Resolution.  See “The Plan of Arrangement – Reasons for the Plan of Arrangement and Recommendation of the Board”.
Conditions to the Plan of Arrangement
Completion of the Plan of Arrangement is subject to a number of specified conditions being met as of the Effective Time, including:
(a)
the interim order of the Court dated March 16, 2017 pursuant to section 291 of the BCBCA (the “Interim Order”) shall not have been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the required number of votes cast by Shareholders and Securityholders at the Meeting;
(c)
the Court shall have determined that the terms and conditions of the exchange of Entrée Common Shares for Entrée New Common Shares and Spinco Common Shares in the Plan of Arrangement are procedurally and substantively fair to Securityholders, and the Final Order shall have been obtained in form and substance satisfactory to all Parties, each acting reasonably, not later than May 30, 2017 or such later date as the Parties may agree;

(d)
the Toronto Stock Exchange (“TSX”) shall have given conditional acceptance to the listing thereon of the Spinco Common Shares to be distributed pursuant to the Plan of Arrangement, subject to compliance with the usual requirements of the TSX;

(e)
all material consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders, required for the completion of the transactions provided for in the Arrangement Agreement dated as of February 28, 2017 between Entrée and Spinco, as it may be supplemented or amended from time to time (“Arrangement Agreement”) and the Plan of Arrangement shall have been obtained or received from any (i) multinational, federal, provincial, state, municipal, local or foreign governmental or public department, court, or commission, domestic or foreign; (ii) subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above (“Authorities”), including applicable orders, rulings and registrations pursuant to the Securities Act and the comparable Securities Legislation of the other applicable provinces and territories of Canada to permit the Spinco Common Shares to be distributed pursuant to the Plan of Arrangement;

(f)
no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Plan of Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and no cease trading or similar order with respect to any securities of any of the Parties shall have been issued and remain outstanding;

(g)
none of the consents, orders, rulings, approvals or assurances required for the implementation of the Plan of Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the Parties, acting reasonably;

(h)
no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Plan of Arrangement, including any material change to the income tax laws of Canada, which would have a material adverse effect upon Securityholders if the Plan of Arrangement is completed;

(i)
the issuance of the Spinco Common Shares, the Entrée Replacement Stock Options, the Entrée Replacement Warrants, the Spinco Replacement Stock Options, the Spinco Replacement Warrants and the Entrée New Common Shares shall be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

(j)	the Arrangement Agreement shall not have been terminated; and
(k)	no more than 5% of Shareholders, in the aggregate, shall have exercised their Dissent Rights (as defined below).
The obligation of each Party to complete the transactions contemplated by the Arrangement Agreement is further subject to the condition, which may be waived by such Party without prejudice to its right to rely on any other condition in its favour, that the covenants of the other Party to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by it and that the representations and warranties of the other Party shall be true and correct in all material respects as at the Effective Date (except for representations and warranties made as of the specific date, the accuracy of which shall be determined as at that specific date), with the same effect as if such representations and warranties had been made at, and as of, such time and each such Party shall receive a certificate, dated the Effective Date, of a senior officer of each other Party confirming the same.
The Arrangement Agreement provides that it may be terminated in certain circumstances before the Effective Date notwithstanding approval of the Plan of Arrangement by the Securityholders and the Court.
Rights of Dissent
Registered Shareholders have the right to dissent with respect to the proposed Plan of Arrangement and to be paid the fair value of their Entrée Common Shares upon strict compliance with the provisions of the Interim Order and applicable law (“Dissent Rights”).  See “Rights of Dissenting Shareholders”.  It is a condition of the Plan of Arrangement that Dissent Rights shall not have been exercised in the aggregate for more than 5% of the outstanding Entrée Common Shares.

Entitlement to and Delivery of Entrée New Common Shares and Spinco Common Shares
Entrée Common Shares
Accompanying this Circular is a letter of transmittal containing instructions to each registered holder of Entrée Common Shares who has not exercised their Dissent Rights, with respect to the deposit of the completed letter of transmittal and any applicable certificates for Entrée Common Shares, for use in exchanging their Entrée Common Shares (the “Letter of Transmittal”) for new Direct Registration System (“DRS”) statements representing:
(a)	Entrée New Common Shares; and
(b)	Spinco Common Shares,
to which they are entitled under the Arrangement. Upon return of a properly completed Letter of Transmittal, together with any applicable certificates formerly representing Entrée Common Shares and such other documents as Computershare may require, new DRS statements for the appropriate number of Entrée New Common Shares and Spinco Common Shares will be distributed.  Prior to the anniversary of the Effective Date, all registered Shareholders must submit a completed Letter of Transmittal with all required documentation to Computershare to receive Entrée New Common Shares and Spinco Common Shares.
Entrée Options
As soon as practicable after the Effective Date, Entrée will contact each Optionholder to request their deposit of Stock Option certificates, which will be cancelled and exchanged for:
(a)	Entrée Replacement Stock Option certificates; and
(b)	Spinco Replacement Stock Option certificates,
to which they are entitled under the Arrangement. Upon return of the Stock Option certificates formerly representing Stock Options and such other documents as Entrée may require, certificates for the appropriate number of Entrée Replacement Stock Options and Spinco Replacement Stock Options will be distributed.
Entrée Warrants
As soon as practicable after the Effective Date, Entrée will contact each Warrantholder to request their deposit of Warrant certificates, which will be cancelled and exchanged for:
(a)	Entrée Replacement Warrant certificates; and
(b)	Spinco Replacement Warrant certificates,
to which they are entitled under the Arrangement. Upon return of the Warrant certificates formerly representing Warrants and such other documents as Entrée may require, certificates for the appropriate number of Entrée Replacement Warrants and Spinco Replacement Warrants will be distributed.
Income Tax Considerations
Summary of Canadian Federal Income Tax Considerations
A summary of the principal Canadian federal income tax considerations in respect of the Arrangement is included under the heading “Canadian Federal Income Tax Considerations” and the following is qualified in its entirety thereby.

Entrée does not expect that any Holder (as defined below in “Canadian Federal Income Tax Considerations”) will be deemed to receive a taxable dividend on the Share Exchange. Each Holder will realize a capital gain equal to the amount, if any, by which the fair market value of the Spinco Common Shares received by the Holder on the Share Exchange exceeds the “adjusted cost base” (as defined in the Tax Act) of the Holder’s Entrée Common Shares immediately before the Share Exchange. A Non-resident Holder should not be subject to Canadian federal income tax in respect of any such capital gain because the Entrée Common Shares should not be “taxable Canadian property” (as defined in the Tax Act) at the time of the Share Exchange.
Shareholders, Optionholders and Warrantholders should consult their own tax advisors about the applicable Canadian federal, provincial, local and foreign tax consequences of the Plan of Arrangement.
Court Approval and Effective Date
The Plan of Arrangement requires approval by the Court under section 288 of the BCBCA. Prior to the mailing of the Circular, Entrée obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters.  A copy of the Interim Order is attached as Schedule “C” to this Circular.  Subject to the approval of the Arrangement Resolution by the Shareholders and by the Securityholders voting together as a single class at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on Wednesday, May 3, 2017.
At the hearing, the Court will consider, among other things, the substantive and procedural fairness of the terms and conditions of the Plan of Arrangement to those to whom securities will be distributed.  The Court may approve the Plan of Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.  Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for the Section 3(a)(10) Exemption with respect to the Spinco Common Shares, the Entrée Replacement Stock Options, the Entrée Replacement Warrants, the Spinco Replacement Stock Options, the Spinco Replacement Warrants and the Entrée New Common Shares to be distributed pursuant to the Plan of Arrangement.  It is presently contemplated that the Effective Date will be on or about Tuesday, May 9, 2017.  See “The Plan of Arrangement – Court Approval of the Plan of Arrangement and Effective Date”.
Listing of Spinco Common Shares
It is a condition of closing to the Arrangement that the TSX has given conditional acceptance to the listing of the Spinco Common Shares.  Listing will be subject to Spinco fulfilling all the listing requirements of the TSX. Spinco does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities, on a U.S. marketplace.
Securities Law Information for Canadian Shareholders
The distribution of the Spinco Common Shares pursuant to the Plan of Arrangement will be exempt from the prospectus requirements of Securities Legislation.  With certain exceptions, the Spinco Common Shares may generally be resold in each of the provinces of Canada, provided the trade is not a “control distribution” as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.
Upon completion of the Plan of Arrangement, Spinco will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.
See “Securities Laws Considerations – Canadian Securities Laws”.
Securities Law Information for United States Shareholders
The Spinco Common Shares, the Entrée Replacement Stock Options, the Entrée Replacement Warrants, the Spinco Replacement Stock Options, the Spinco Replacement Warrants and the Entrée New Common Shares to be distributed to Securityholders pursuant to the Plan of Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration provided by the Section 3(a)(10) Exemption and exemptions provided under the securities laws of each state of the United States in which Securityholders reside.

The restrictions on resale of shares imposed by the U.S. Securities Act will depend on whether the holder of the Spinco Common Shares distributed pursuant to the Plan of Arrangement was an “affiliate” of Spinco or Entrée within 90 days prior to the Plan of Arrangement or within 90 days prior to the time of sale.  As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.  See “Securities Laws Considerations – U.S. Securities Laws”.
Entrée Selected Financial Information
The following table sets out selected financial information for the periods indicated which is qualified by the more complete information contained in the audited financial statements of Entrée for the periods ended December 31, 2016 and 2015, as filed on SEDAR at www.sedar.com and incorporated by reference into this Circular.
	As at December 31,
	2016	2015
	(US$ - 000’s – audited)	(US$ - 000’s – audited)
Cash and cash equivalents	$13,391	$22,786
Other current assets	310	409
Mineral property interests	38,875	37,714
Other assets	704	753
Total assets	$53,280	$61,662

Current liabilities	$455	$1,350
Loan payable to Oyu Tolgoi LLC	7,334	6,824
Deferred revenue	22,987	28,925
Deferred income tax liability	3,015	3,567
Shareholders’ equity	19,489	20,996
Total liabilities and shareholders’ equity	$53,280	$61,662

	As at December 31,
	2016	2015
	(US$ - 000’s – audited)	(US$ - 000’s – audited)
Expenses	$4,802	$7,140
Other losses	414	531
Loss before income taxes	5,216	7,671
Deferred income taxes	(553)	160
Net loss	4,663	7,831
Foreign currency translation adjustment	(717)	4,928
Comprehensive loss	$3,946	$12,759

Spinco Selected Pro Forma Unaudited Consolidated Summary Financial Information
The following table sets out selected unaudited consolidated pro forma financial information for Spinco as at December 31, 2016, assuming completion of the Plan of Arrangement, and subject to certain adjustments and assumptions, all of which is qualified by the more complete information contained in the unaudited pro forma consolidated financial statements of Spinco as at December 31, 2016 attached as Schedule ”F” to this Circular (the “Pro Forma Financial Statements”).
As at December 31, 2016 (US$ - 000’s – unaudited)
Cash and cash equivalents	$8,880
Other current assets	217
Mineral properties	48,737
Other assets	537
Total assets	$58,371

Current liabilities Deferred income tax liability	$229 3,015
Shareholders’ equity	55,127
Total liabilities and shareholders’ equity	$58,371

Spinco Pro Forma Share Capitalization
Assuming an issued capital of 172,902,9671 Entrée Common Shares immediately prior to the completion of the Plan of Arrangement, there will be approximately 77,805,775 Spinco Common Shares issued and outstanding upon completion of the Plan of Arrangement.
There would also be Spinco Replacement Stock Options and Spinco Replacement Warrants outstanding upon completion of the Plan of Arrangement exercisable to purchase 3,708,000 and 4,169,117 Spinco Common Shares, respectively.
Risk Factors
There are risks associated with the completion of the Plan of Arrangement.  These risks include: (i) Entrée and Spinco may not obtain the necessary approvals for completion of the Plan of Arrangement on satisfactory terms or at all; and (ii) the Arrangement Agreement may be terminated in certain circumstances.
An investment in a natural resource issuer involves a significant degree of risk.  The Spinco Common Shares, Spinco Replacement Stock Options and Spinco Replacement Warrants to be distributed to the Securityholders pursuant to the Plan of Arrangement are speculative and subject to a number of risks.
Securityholders should review carefully the risk factors set forth under “The Plan of Arrangement – Plan of Arrangement Risk Factors” in this Circular and under “Mason Resources Corp. – Risk Factors” in this Circular.

1 This includes the 100,000 Bonus Shares expected to be issued to Stephen Scott after the Entrée blackout period is lifted and prior to the Effective Date.

GENERAL PROXY INFORMATION
PERSONS MAKING THE SOLICITATION
This Circular is furnished in connection with the solicitation of proxies being made by the management of Entrée Gold Inc. (“Entrée”) for use at the Annual General and Special Meeting of Shareholders, Optionholders and Warrantholders (the “Meeting”) to be held on Monday, May 1, 2017 at the time and place and for the purposes set forth in the accompanying notice of meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of Entrée.
All costs of this solicitation will be borne by Entrée.
MAILING OF INFORMATION CIRCULAR
This Circular is being mailed together with a notice of meeting, request card and proxy or voting instruction form (collectively, the “Meeting Materials”), in accordance with applicable laws, except to those Shareholders who requested the information to be delivered by electronic mail.  We are not sending Meeting Materials using notice and access. If you are a Shareholder and you wish to receive Entrée’s annual financial statements and/or interim financial statements and the accompanying management’s discussion and analysis thereon, please complete and return the request card included in the Meeting Materials.
VOTING OPTIONS
If you are a registered Shareholder, Optionholder or Warrantholder you may vote in person at the Meeting, by proxy, or by facsimile, telephone or internet.  Please follow the instructions provided on the form of proxy.
Most Shareholders are beneficial Shareholders (“Non‑Registered Holders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares.  More particularly, a person is a Non‑Registered Holder in respect of shares which are held on behalf of the person: (a) in the name of an intermediary (an “Intermediary”) that the Non‑Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self‑administered registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans, registered disability savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.
There are two kinds of Non‑Registered Holders – those who object to their name being made known to Entrée (objecting beneficial owners or “OBOs”) and those who do not object to Entrée knowing who they are (non‑objecting beneficial owners, or “NOBOs”).
Entrée takes advantage of certain provisions of National Instrument 54‑101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54‑101”), which permit Entrée to directly deliver the Meeting Materials to NOBOs who have not waived the right to receive them.  As a result, NOBOs can expect to receive the Meeting Materials, including a scannable voting instruction form (“VIF”), from Entrée’s agent, Broadridge Financial Solutions, Inc. (“Broadridge”).  These VIFs are to be completed and returned to Broadridge in accordance with the instructions on the VIF.  Broadridge is required to follow the voting instructions properly received from NOBOs.  Broadridge will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions to Entrée’s transfer agent, Computershare, with respect to the Entrée Common Shares represented by the VIFs that they receive.
NOBOs should carefully follow the instructions on the enclosed VIF, including those regarding when and where to complete the VIF that is to be returned to Entrée’s agent, Broadridge.  NOBOs can send their voting instructions by phone or by mail or through the internet.

In accordance with the requirements of NI 54‑101, Entrée has distributed copies of the Meeting Materials to the Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy‑related materials, the OBO has waived the right to receive them.  Very often, Intermediaries use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs with a “request for voting instruction form” which, when properly completed and signed by the OBO and returned to the Intermediary or service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs to direct the voting of the Entrée Common Shares that they beneficially own.
OBOs should sign and date the request for voting instruction form that your Intermediary sends to you, and follow the instructions for returning the form.  Your Intermediary is responsible for properly executing your voting instructions.  Entrée will pay for your Intermediary to deliver the Meeting Materials and the request for voting instruction form to you.
VOTING IN PERSON
If you are a registered Shareholder, Optionholder or Warrantholder and you plan to attend the Meeting and vote in person, you DO NOT need to complete and return the form of proxy.  Your vote will be taken and counted at the Meeting.  A representative of Computershare will register you when you arrive at the Meeting.
If you are a NOBO and you plan to attend the Meeting and vote in person, insert your name (or the name of the person that you wish to attend and vote on your behalf) in the blank space provided for that purpose on the VIF provided by Broadridge, and return the completed VIF to Computershare or send to Entrée or Computershare a written request that you or your nominee be appointed as proxy holder.  If management is holding a proxy with respect to the Securities you beneficially own, Entrée must arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of those Securities.  Under NI 54‑101, unless corporate law does not allow it, if you or your nominee is appointed as a proxy holder by Entrée in this manner, you or your nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting.  If Entrée receives your instructions at least one business day (“Business Day”) before the deadline for the submission of proxies, Entrée is required to deposit the proxy within that deadline, in order to appoint you or your nominee as proxy holder.  If you request that you or your nominee be appointed as proxy holder, you or your appointed nominee, as applicable, will need to attend the Meeting in person in order for your vote to be counted.  When you arrive at the Meeting, ensure that you register with the Computershare representative.
If you are an OBO and you wish to attend the Meeting and vote in person, insert your name (or the name of the person you want to attend and vote on your behalf) in the blank space provided for that purpose on the request for voting instructions form and return it to your Intermediary or send your Intermediary a written request that you or your nominee be appointed as proxy holder.  Your Intermediary is required under NI 54‑101 to arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of your Securities.  Under NI 54‑101, unless corporate law does not allow it, if your Intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your Intermediary (who is the registered Shareholder) in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting.  An Intermediary who receives your instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint you or your nominee as proxy holder.  If you request that your Intermediary appoint you or your nominee as proxy holder, you or your appointed nominee, as applicable, will need to attend the Meeting in person in order for your vote to be counted. When you arrive at the Meeting, ensure that you register with the Computershare representative.
VOTING BY PROXY
If you are a registered Shareholder, Optionholder or Warrantholder and you do not wish to attend in person at the Meeting, you can appoint someone to attend and vote your Securities as your proxy holder.

Accompanying this Circular are, in the case of Common Shares, a form of proxy printed on yellow paper, in the case of Optionholders, a form of proxy printed on blue paper, and in the case of Warrantholders, a form of proxy printed on green paper for use at the Meeting.
The individuals named in the accompanying forms of proxy (the “Proxy”) are directors or officers of Entrée.  A SECURITYHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SECURITYHOLDER) TO ATTEND AND ACT FOR AND ON THE SECURITYHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.  A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.  Proxies received after such time may be accepted or rejected by the chair of the Meeting in the chair’s sole discretion.  If you have sent in your Proxy, you MAY NOT vote in person at the Meeting unless you have properly revoked your Proxy.
Complete the Proxy to appoint your proxy holder.  The named persons on the Proxy will vote on your behalf at the Meeting.  If you appoint a proxy holder other than the named persons, that proxy holder must attend and vote at the Meeting for your vote to be counted.
A Proxy will not be valid unless it is signed by the Securityholder or by the Securityholder’s attorney duly authorized in writing.  If you are the representative of a Securityholder that is a corporation or association, the Proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing.  If the Proxy is executed by an attorney for an individual Securityholder or by an officer or attorney of a Securityholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.
All Securities represented at the Meeting by properly executed Proxies will be voted (including on any ballot) or withheld from voting in accordance with your instructions as a Securityholder.  On the Proxy you can specify how you want your proxy holder to vote your Securities, or you can allow the proxy holder to decide for you.  If you, as a Securityholder, specify a choice on the Proxy with respect to any matter to be acted upon, your Securities will be voted in accordance with your instructions as specified in the Proxy you deposit.
If you appoint the officers or directors set out in the Proxy (the management designees) and do not specify how you want your Securities voted, your Securities will be voted FOR all of the matters set out in the accompanying notice of meeting.
The enclosed Proxy, when properly signed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Circular, management of Entrée knows of no such amendment, variation or other matter which may be presented to the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, then the management designees if named as your proxy holders intend to vote in accordance with the judgment of management.
REVOCATION OF PROXIES
A Securityholder who has given a Proxy may revoke it by sending a new completed Proxy with a later date, or a written note signed by the Securityholder or by the Securityholder’s attorney duly authorized in writing.  A Securityholder can also revoke a Proxy in any manner permitted by law.  If you are a representative of a Securityholder that is a corporation or association, the written note should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  To be effective, the written note must be deposited with Computershare at 510 Burrard St, 2nd Floor, Vancouver, British Columbia, V6C 3B9, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or, as to any matter in respect of which a vote has not already been cast pursuant to such Proxy, with the chair of the Meeting on the day of the Meeting, or any adjournment of it.  Only Securityholders have the right to revoke a Proxy.  NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Broadridge to arrange to change their vote.  OBOs who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
As at the date hereof, Entrée has issued and outstanding 172,902,9672 fully paid and non‑assessable Entrée Common Shares with each Entrée Common Share carrying the right to one vote on all matters to be acted upon at the Meeting. As at the date hereof, Entrée has issued and outstanding 8,240,000 Stock Options, each exercisable to acquire one Entrée Common Share with each Optionholder entitled to one vote for each Entrée Common Share issuable upon exercise of such Stock Option on the Arrangement Resolution.  As at the date hereof, Entrée has issued and outstanding 9,264,732 Warrants, each exercisable to acquire one Entrée Common Share with each Warrantholder entitled to one vote for each Entrée Common Share issuable upon exercise of such Warrant on the Arrangement Resolution.
Any Securityholder of record at the close of business on Thursday, March 16, 2017 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such Securities voted at the Meeting.
To the best of the knowledge of the directors and executive officers of Entrée, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding Entrée Common Shares are:
Shareholder Name	Number of Shares	Percentage of Issued Shares
Rio Tinto International Holdings Limited (“Rio Tinto”)	30,366,129(1)	17.57%
Sandstorm Gold Ltd. (“Sandstorm”)	23,900,380	13.83%
(1)	Rio Tinto holds 16,566,796 Entrée Common Shares directly. It also has a beneficial interest in 13,799,333 Entrée Common Shares held by Turquoise Hill Resources Ltd.
NUMBER OF DIRECTORS
Management of Entrée is seeking Shareholder approval of an ordinary resolution setting the number of directors of Entrée at six for the ensuing year.
Only Shareholders are entitled to vote on this matter.
ELECTION OF DIRECTORS
Majority Voting Policy
The Board adopted a majority voting policy in May 2013.  If the number of shares “withheld” from voting for the election of a nominee is greater than the number of shares voted “for” his or her election, the director must submit his or her resignation to the Chairman of the Board promptly after the Shareholders’ meeting.  The Corporate Governance and Nominating Committee of the Board (the “CGNC”) will consider the resignation and will recommend to the Board whether or not to accept it.  The Board will accept the resignation in question unless, after considering the recommendations of the CGNC, including the factors considered by the CGNC and any other factors that the members of the Board consider relevant, the Board determines that exceptional circumstances exist, which warrant rejection of the resignation. The Board will make its decision as to whether to accept or reject the resignation in question within 90 days following the meeting of Shareholders. Entrée will promptly announce the Board’s decision in a press release, including any reasons for the Board not accepting a resignation, and will file a copy of the press release with the TSX. The policy does not apply if there is a contested director election or where the election involves a proxy battle.

1 This includes the 100,000 Bonus Shares expected to be issued to Stephen Scott after the Entrée blackout period is lifted and prior to the Effective Date.

Advance Notice Provisions
Entrée’s Articles contain advance notice provisions (the “Advance Notice Provisions”). The Advance Notice Provisions: (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensure that all Shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allow Shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.
The Advance Notice Provisions provide Shareholders, directors and management of Entrée with a clear framework for nominating directors of Entrée.  Only persons who are eligible under the BCBCA and who are nominated in accordance with the following procedures set forth in the Advance Notice Provisions shall be eligible for election as directors of Entrée. At any annual general meeting of Shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Board may be made only: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more Shareholders pursuant to a “proposal” made in accordance with Part 5, Division 7 of the BCBCA, or pursuant to a requisition of the Shareholders made in accordance with section 167 of the BCBCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Provisions and at the close of business on the record date for notice of such meeting, is entered in the securities register of Entrée as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to Entrée, acting reasonably; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions.  Entrée has calculated that the deadline for complying with the notice procedures set forth in the Advance Notice Provisions is March 31, 2017.
Nominees
The term of office of each of the present directors expires at the Meeting.  The Board has directed that the persons named below be presented for election at the Meeting as its nominees.  The Board does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of Entrée or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of Entrée or with the provisions of the BCBCA.
The following are the Board’s nominees for election as directors, including the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in Entrée, their present principal occupations and the number of common shares of Entrée or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by each nominee.
For the purposes of disclosing positions held in Entrée, “Entrée” includes Entrée and any parent or subsidiary thereof.  Unless otherwise stated, any nominees named below not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.  The information as to country of residence, principal occupation and number of shares beneficially owned, or controlled or directed, directly or indirectly by the nominees is not within the knowledge of the management of Entrée and has been furnished by the respective nominees.  Unless otherwise stated, all information is as at March 20, 2017.

Only Shareholders are entitled to vote on the election of directors.
Rt. Hon. Lord Howard of Lympne
London, UK
Age 75
Director since: May 16, 2007

Director Status:
Independent
(Non‑Executive Chairman)

Areas of Expertise:
Chairman/Board
Government Liaison
Corporate Strategy

Board/Committee Memberships:
Board of Directors

Board/Standing Committee Meeting Attendance (since January 1, 2016):
Attended 8 out of 8 meetings

The Rt. Honourable Lord Howard of Lympne has been a director of Entrée since May 16, 2007, served as Entrée’s non‑executive Deputy Chairman between May 16, 2007 and June 27, 2013 and was appointed non‑executive Chairman on June 27, 2013.

He is the former leader of the Conservative Party in Britain, a distinguished lawyer, and served as a Member of Parliament in Britain for 27 years. He filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment, as well as Shadow Foreign Secretary and Shadow Chancellor. After his retirement from the House of Commons at the 2010 General Election, Lord Howard was created a Life Peer.  He was created a Companion of Honour in the Queen’s Birthday Honours List, 2011.  Lord Howard was awarded the Altan Gadas (Order of the Polar Star) in January 2013, the highest honour that can be bestowed on a non-citizen of Mongolia.

Principal Occupation, Business or Employment:
Corporate director.
Other Public Company Board Memberships:
Watchstone Group plc (May 2015 – present)
Entrée Common Shares Beneficially Owned, Controlled or Directed at March 20, 2017:		431,239
Stock Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
January 6, 2012	January 6, 2017	100,000	C$1.25
March 15, 2013	March 15, 2018	255,000	C$0.56
June 27, 2013	June 27, 2018	150,000	C$0.34
December 19, 2013	December 19, 2018	100,000	C$0.30
December 23, 2014	December 22, 2019	100,000	C$0.21
December 4, 2015	December 3, 2020	75,000	C$0.33
November 22, 2016	November 21, 2021	200,000	C$0.42
Warrants Held at March 20, 2017:
Date Issued	Expiry Date	Number of Warrants	Exercise Price
January 11, 2017	January 10, 2022	101,219	C$0.65

Stephen Scott
British Columbia, Canada
Age 56
President & CEO
Director since: April 1, 2016

Director Status:
Not Independent
(Management)

Areas of Expertise:
CEO/Board
Mining Industry
Managing/Leading Growth Corporate Strategy
Mergers/Acquisitions

Board/Committee Memberships:
Board of Directors
Technical Committee

Board/Standing Committee Meeting Attendance (since January 1, 2016):
Attended 7 out of 7 meetings.

Mr. Scott was appointed Interim Chief Executive Officer on November 16, 2015, and was appointed President, Chief Executive Officer and a director of Entrée on April 1, 2016.

Mr. Scott has more than twenty five years global experience in all mining industry sectors.  Most recently he was the President of Minenet Advisors, a capital markets and management advisory consultancy providing a broad range of advice and services to clients relating to planning and execution of capital markets transactions, strategic planning, generation and acquisition of projects, and business restructuring. Between 2000 and 2014, he held various global executive positions with Rio Tinto.

Principal Occupation, Business or Employment:
President and Chief Executive Officer of Entrée.
Other Public Company Board Memberships:
Atalaya Mining plc (August 2015 to present) Nevsun Resources Ltd. (June 2016 to present)
Entrée Common Shares Beneficially Owned, Controlled or Directed at March 20, 2017:		317,561[1]
Stock Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
November 16, 2015	November 15, 2020	500,000	C$0.35
November 22, 2016	November 21, 2021	400,000	C$0.42
Warrants Held at March 20, 2017:
Date Issued	Expiry Date	Number of Warrants	Exercise Price
January 11, 2017	January 10, 2022	48,780	C$0.65

1 This includes the 100,000 Bonus Shares expected to be issued to Stephen Scott after the Entrée blackout period is lifted and prior to the Effective Date.

James Harris
British Columbia, Canada
Age: 65
Director since: January 29, 2003

Director Status:
Independent

Areas of Expertise:
Board
Securities Law
Corporate Restructuring
Corporate Governance
Mergers/Acquisitions

Board/Committee Memberships:
Board of Directors
Corporate Governance and Nominating Committee (Chair)
Compensation Committee
Audit Committee

Board/Standing Committee Meeting Attendance (since January 1, 2016):
Attended 15 out of 15 meetings

Mr. Harris has been a director of Entrée since January 29, 2003.  He served as non‑executive Chairman between March 15, 2006 and June 27, 2013 and non‑executive Deputy Chairman between June 27, 2013 and February 28, 2015.

Mr. Harris was formerly a corporate, securities and business lawyer with over 30 years’ experience in Canada and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance.  Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange.  Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute accredited Director.  Mr. Harris has also completed a graduate course in business at the London School of Economics.

Principal Occupation, Business or Employment:
Corporate director.
Other Public Company Board Memberships:
None.
Entrée Common Shares Beneficially Owned, Controlled or Directed at March 20, 2017:		653,062
Stock Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
January 6, 2012	January 6, 2017	100,000	C$1.25
March 15, 2013	March 15, 2018	255,000	C$0.56
December 19, 2013	December 19, 2018	75,000	C$0.30
December 23, 2014	December 22, 2019	100,000	C$0.21
December 4, 2015	December 3, 2020	150,000	C$0.33
November 22, 2016	November 21, 2021	200,000	C$0.42
Warrants Held at March 20, 2017:
Date Issued	Expiry Date	Number of Warrants	Exercise Price
January 11, 2017	January 10, 2022	67,500	C$0.65

Mark Bailey
Arizona, USA
Age: 68
Director since: June 28, 2002

Director Status:
Independent

Areas of Expertise:
CEO/Board
Mining Industry
Managing/Leading Growth
Finance
Mine Development

Board/Committee Memberships:
Board of Directors
Technical Committee
Audit Committee
Compensation Committee (Chair)

Board/Standing Committee Meeting Attendance (since January 1, 2016):
Attended 16 out of 16 meetings

Mr. Bailey has been a director of Entrée since June 28, 2002.

Mr. Bailey is a mining executive and registered professional geologist with 40 years of industry experience.  Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company that operated the multi‑million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.

Principal Occupation, Business or Employment:
Consulting geologist.
Other Public Company Board Memberships:
Northern Lion Gold Corp. (April 2003 to present) Dynasty Metals & Mining Inc. (September 2003 to present)
Entrée Common Shares Beneficially Owned, Controlled or Directed at March 20, 2017:		492,922
Stock Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
January 6, 2012	January 6, 2017	100,000	C$1.25
March 15, 2013	March 15, 2018	230,000	C$0.56
December 19, 2013	December 19, 2018	75,000	C$0.30
December 23, 2014	December 22, 2019	100,000	C$0.21
December 4, 2015	December 3, 2020	75,000	C$0.33
November 22, 2016	November 21, 2021	200,000	C$0.42
Warrants Held at March 20, 2017:
Date Issued	Expiry Date	Number of Warrants	Exercise Price
January 11, 2017	January 10, 2022	50,000	C$0.65

Alan Edwards
Arizona, USA
Age: 59
Director since: March 8, 2011

Director Status:
Independent

Areas of Expertise:
CEO/Board
Mining Industry
Managing/Leading Growth
Finance
Mine Development

Board/Committee Memberships:
Board of Directors
Compensation Committee
Corporate Governance and Nominating Committee
Technical Committee (Chair)

Board/Standing Committee Meeting Attendance (since January 1, 2016):
Attended 13 out of 13 meetings

Mr. Edwards has been a director of Entrée since March 8, 2011.

Mr. Edwards has more than 30 years of diverse mining industry experience.  He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance).  Mr. Edwards is currently the President of AE Resources Corp., an Arizona based mining company.  He served as the non-executive Chairman of the Board of AQM Copper Inc. from October 2011 to January 2017 and AuRico Gold Inc. (Alamos Gold Inc. following its combination with AuRico Gold in July 2015) from July 2013 to November 2015. Mr. Edwards served as the Chief Executive Officer of Oracle Mining Corporation (“Oracle”), a Vancouver based company, from 2012 to 2013. He also previously served as President and Chief Executive Officer of Copper One Inc. and Frontera Copper Corporation, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation, where he directed the engineering, construction and development of the San Cristobal project in Bolivia.  Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

Principal Occupation, Business or Employment:
President, AE Resources Corp.
Other Public Company Board Memberships:
Americas Silver Corporation (December 2014 to present) Orvana Minerals Corp. (May 2016 to present)
Entrée Common Shares Beneficially Owned, Controlled or Directed at March 20, 2017:		429,951
Stock Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
January 6, 2012	January 6, 2017	100,000	C$1.25
March 15, 2013	March 15, 2018	230,000	C$0.56
December 19, 2013	December 19, 2018	75,000	C$0.30
December 23, 2014	December 22, 2019	100,000	C$0.21
December 4, 2015	December 3, 2020	75,000	C$0.33
November 22, 2016	November 21, 2021	200,000	C$0.42
Warrants Held at March 20, 2017:
Date Issued	Expiry Date	Number of Warrants	Exercise Price
January 11, 2017	January 10, 2022	60,975	C$0.65

Anna Stylianides
British Columbia, Canada
Age:  51
Director since: July 13, 2015

Director Status:
Independent

Areas of Expertise:
Public Capital Markets
Corporate Restructuring
Mergers/Acquisitions
CEO/Board

Board/Committee Memberships:
Board of Directors
Audit Committee (Chair)
Corporate Governance and Nominating Committee

Board/Standing Committee Meeting Attendance (since January 1, 2016):
Attended 15 out of 15 meetings

Ms. Stylianides has been a director of Entrée since July 13, 2015.

Ms. Stylianides has over 20 years of experience in global capital markets and has spent much of her career in investment banking, private equity, and corporate management and restructuring. She began her career in corporate law by joining the firm of Webber Wentzel Attorneys in 1990 after graduating from the University of the Witwatersrand in Johannesburg, South Africa. In 1992, she joined Investec Merchant Bank Limited where she specialized in risk management and gained extensive experience in the areas of corporate finance, structured finance, mergers and acquisitions, structuring, specialized finance and other banking and financial services transactions. She was also involved in designing and structuring of financial products for financial institutions and corporations.

Ms. Styliandes is currently the Executive Chairman of Eco Oro Minerals Corp., a precious metals exploration and mining development company with a portfolio of projects in northeastern Colombia, and a director of Capfin Partners, LLC and the Fraser Institute. She previously served as the President and CEO of Eco Oro Minerals Corp., and the CEO of Callinex Mines Inc., an exploration company focused on VMS deposits in the Flin Flon mining district of Manitoba.

Principal Occupation, Business or Employment:
Executive Chairman of Eco Oro Minerals Corp.
Other Public Company Board Memberships:
Eco Oro Minerals Corp. (June 2011 to present) Altius Minerals Corporation (May 2015 to present) Sabina Gold & Silver Corp. (March 2016 to present)
Entrée Common Shares Beneficially Owned, Controlled or Directed at March 20, 2017:		73,171
Stock Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
July 13, 2015	July 12, 2020	100,000	C$0.38
December 4, 2015	December 3, 2020	75,000	C$0.33
November 22, 2016	November 21, 2021	200,000	C$0.42
Warrants Held at March 20, 2017:
Date Issued	Expiry Date	Number of Warrants	Exercise Price
January 11, 2017	January 10, 2022	36,585	C$0.65

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as disclosed below, none of the proposed directors:
(a)
are, as at the date of this Circular, or have been, within ten years before the date of this Circular, a director, Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of any company (including Entrée) that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, CEO or CFO, or
(ii)
was subject to an order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

(b)
are, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
have, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed trustee.

Alan Edwards, a director of Entrée, was Chairman of the Board of Oracle until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.
In addition, none of the proposed directors has been subject to:
(a)
any penalties or sanctions imposed by a court relating to Securities Legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a nominee as director.

STATEMENT OF EXECUTIVE COMPENSATION
For the purposes of this Circular, “executive officer” of Entrée means an individual who at any time during the year was the Chair, or a Vice‑Chair or President of Entrée; any Vice President in charge of a principal business unit, division or function including sales, finance or production; and any individual who performed a policy‑making function in respect of Entrée.
Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):
1.	a CEO;
2.	a CFO;
3.
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and

4.
any individual who would be a NEO under paragraph (3) but for the fact that the individual was neither an executive officer of Entrée, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2016, the end of the most recently completed financial year of Entrée, Entrée had five NEOs.
Compensation Discussion and Analysis
The Compensation Committee of the Board (the “Compensation Committee”) typically meets in the fall of each year to discuss and determine the recommendations that it will make to the Board regarding management compensation.  The general objectives of Entrée’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long‑term Shareholder value; (b) align management’s interests with the long‑term interests of Shareholders; (c) provide a compensation package that is commensurate with other comparable mineral exploration companies to enable Entrée to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that Entrée is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings, current market and industry circumstances and Entrée’s ability to raise capital.

In the course of its annual management compensation evaluation, the Compensation Committee considers, among such other factors as it may deem relevant, management’s recommendations with respect to compensation, the extent to which corporate goals have been achieved, Entrée’s overall performance, the value of similar incentive awards to executive officers at comparable companies, awards given to management in prior years, and general market conditions and economic outlook.  General corporate goals for 2016 set by management and approved by the Board included evaluating options to potentially restructure Entrée’s business, including by way of a spin-out of Entrée’s U.S. assets;  raising additional funds to support a potential restructure of Entrée’s business; raising investor awareness of Entrée’s key assets; revisiting Entrée’s corporate strategy with respect to each key asset in an effort to increase Shareholder value; advancing discussions with other Oyu Tolgoi project stakeholders; investigating potential merger and acquisition opportunities as well as potential strategic investors for Entrée’s Ann Mason Project in Nevada; and continuing to implement cost-cutting measures.  Specific corporate targets were not defined.
The Compensation Committee generally considers three elements of compensation – a base salary for the next financial year, a discretionary cash bonus to reward superior performance and a grant of long‑term incentive stock options.  Base salary comprises the portion of executive compensation that is fixed, whereas discretionary cash bonuses and option based compensation represent compensation that is “at risk” depending on whether the executive officer is able to meet or exceed his or her applicable performance expectations, and overall performance of Entrée.  No specific formula has been developed to assign a specific weighting to each of these components.  Rather, the Compensation Committee focuses on ensuring that the total compensation package for each NEO meets the general objectives of Entrée’s compensation strategy.
Base salary is used to provide the NEOs a set amount of money during the year with the expectation that each NEO will perform his or her responsibilities to the best of his or her ability and in the best interests of Entrée.  Generally, the Compensation Committee makes recommendations regarding each NEO’s base salary for the upcoming year after taking multiple factors into account, including the overall performance of Entrée, general market performance and economic outlook, the performance of the NEO, the NEO’s experience level and particular responsibilities and a review of base salaries paid to executive officers of comparable companies.
The granting of incentive stock options provides a link between management compensation and Entrée’s share price.  It also rewards management for achieving results that improve Entrée’s performance and thereby increase Shareholder value.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  In making a determination as to whether a grant of long‑term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in Securities that the Compensation Committee intends to award as compensation; current and expected future performance of the NEO; the potential dilution to Shareholders and the cost to Entrée; previous grants made to the NEO; option grants made to executive officers of comparable companies; and the limits imposed by the terms of the Option Plan and the TSX.  Entrée considers the granting of incentive stock options to be a particularly important element of compensation as it allows Entrée to encourage and reward each NEO’s efforts to increase value for Shareholders without requiring Entrée to use cash from its treasury.  The terms and conditions of Entrée’s stock option grants, including vesting provisions and exercise prices, are determined by the Board at the time of grant, subject to the limits imposed by the terms of the Option Plan.
Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of Entrée to award a discretionary cash bonus to the NEOs and if so, in what amount.  A cash bonus may be awarded to reward extraordinary performance that has led to, among other achievements, the completion of value accretive transactions, strategic property acquisitions or divestitures, achieving corporate development or property exploration milestones, and capital raising efforts.  Demonstrations of extraordinary personal commitment to Entrée’s interests, the community and the industry may also be rewarded through a cash bonus.
The mineral exploration and development business is extremely competitive, and Entrée is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, regulatory matters, corporate finance and management.  Therefore, it is important that Entrée provide competitive compensation to attract and retain such talent.
In August 2013, the Compensation Committee retained LaneCaputo Compensation Inc. (“LaneCaputo”) to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for Entrée’s senior management team and independent directors and to recommend required changes (if any) to pay elements and strategy to align Entrée with current market practices.  LaneCaputo benchmarked the compensation arrangements of Entrée’s executives and directors against a peer group of mining companies with similar operations.  The criteria that were used by LaneCaputo to develop the peer group included relevant peer companies at similar stages of development, operating in the same regional geography, and companies from approximately half of Entrée’s market capitalization to roughly double Entrée’s market capitalization.  Access to capital tends to determine the pay mix to a certain extent, therefore matching the development stages of peer companies is important.  The magnitude of executive compensation is also correlated to the size of an organization the executives oversee, therefore organizations with significant enough resources to warrant a Pre-Feasibility study were included.  In addition, geographical similarity allows for a more accurate benchmarking of comparable skillsets used to manage domestic versus international operations.  Entrée has operations in both arenas therefore companies with similar challenges were also included.  The following companies were in the peer group developed by LaneCaputo:

Almaden Minerals Ltd.	Midas Gold Corp.
Asanko Gold Inc.	NovaCopper Inc.
Augusta Resource Corp.	Oracle Mining Corp.
Chesapeake Gold Corp.	Paramount Gold & Silver Corp.
Copper Fox Metals Inc.	Pilot Gold Inc.
Eco Oro Minerals Corp.	Quaterra Resources Inc.
Exeter Resource Corp.	Redhawk Resources Inc.
Lumina Copper Corp.	Sabina Gold & Silver Corp.
MAG Silver Corp.	Wildcat Silver Corp.

The Compensation Committee met in December 2013 to consider the findings and recommendations of LaneCaputo.  In particular, LaneCaputo did not recommend increasing base salaries for any of the NEOs for 2014.  LaneCaputo did, however, recommend that a bonus pool be established, from which discretionary cash bonuses tied to the achievement of goals could be awarded to management.  The Board accepted the Compensation Committee’s recommendation to establish a pool of C$500,000, which can be increased at the Board’s discretion in the event of exceptional work by management.  The pool does not represent a guaranteed bonus for management.  The extent to which management has achieved goals for the year will be evaluated by the Compensation Committee and the Board, and the actual amount that will be paid out, if any, will be recommended by the Compensation Committee and approved by the Board in its discretion based upon that evaluation.
In late 2014, the Compensation Committee received a proposal from management with respect to NEO compensation for 2015.  Management provided updated data from the peer group that LaneCaputo developed (excluding Lumina Copper Corp. and Oracle) as well as Nevada Copper Corp., NGEx Resources Inc. and SilverCrest Mines Inc.  Management’s compensation proposal took note of the continuing halt to development at the Oyu Tolgoi underground mine in Mongolia, the continuing need to preserve capital as a result of ongoing general economic malaise and volatility in the markets and commodity prices, and the fact that junior exploration companies continued to have difficulty raising capital on favourable terms or at all.  Management’s compensation proposal also took note of the complexity of the issues that management was dealing with, the key milestones and corporate objectives that had been met during 2014, and the fact that the CFO and Vice President, Legal Affairs had not had salary increases since 2012, and the salary for the Vice President, Corporate Development was significantly below that of other Entrée Vice Presidents.
The Compensation Committee evaluated the performance of the NEOs, taking into account the factors described above.  The Compensation Committee accepted management’s proposal, and recommended to the Board that the CFO receive a salary increase in the order of 4.1%, the Vice President, Legal Affairs receive a salary increase in the order of 2.9%, and the Vice President, Corporate Development receive a salary increase in the order of 9.6%, in each case effective January 1, 2015. The Compensation Committee further recommended that no discretionary bonuses be awarded from the bonus pool.  The Compensation Committee’s recommendations were approved by the Board.
In late 2015, the Compensation Committee met to discuss NEO compensation for 2016. The Compensation Committee noted that management was in the process of implementing steps to significantly reduce overhead in 2016, and determined that no salary increases or discretionary cash bonuses for NEOs should be recommended to the Board at that time. In late 2016, the Compensation Committee met to discuss NEO compensation for 2017, and again determined that no salary increases or discretionary cash bonuses for NEOs should be recommended to the Board at that time.
Management has also annually proposed, and the Compensation Committee has recommended, option grants for directors, officers, employees and consultants of Entrée, as a means of rewarding performance without depleting Entrée’s treasury.
The Board can exercise discretion to award compensation absent attainment of corporate goals or to reduce or increase the size of any award.  The Board did not exercise this discretion in 2016 with respect to any NEO.

In the course of conducting its annual review of compensation, the Compensation Committee considers the implications and risks associated with Entrée’s executive compensation policies, philosophy and practices.  As discussed above, the Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for the NEOs is “at risk” and only realized through the performance of Entrée over both the short‑term and long‑term.  The Compensation Committee reviews the model to ensure that there are sufficient features to mitigate the incentive for excessive risk taking.  Some of the key risk mitigating features include:
•	balanced design, between fixed and variable pay and between short‑term and long‑term incentives; and
•	a greater reward opportunity derived from long‑term incentives compared to short‑term incentives, creating a greater focus on sustained performance over time.
Entrée does not permit its executive officers or directors to hedge any of the equity compensation granted to them.
Compensation Governance
The Compensation Committee is composed of Mark Bailey (chair), James Harris and Alan Edwards, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52‑110 – Audit Committees (“NI 52‑110”) and under section 803A of the NYSE MKT stock exchange (the “NYSE MKT”) Company Guide.  Each member of the Compensation Committee has served on various other public company boards, which gives them sufficient direct experience in executive compensation to assist them in making decisions about the suitability of Entrée’s compensation practices and policies.
The Board has adopted a Compensation Committee Charter, which governs the organization of the Compensation Committee and sets out the duties and responsibilities of the chair and the Compensation Committee as a whole.
The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of Entrée.  The Committee shall consist of three or more directors appointed by the Board, each of whom must be independent.  The Committee shall meet as many times as it deems necessary, but not less frequently than one time per year.  The CEO may not be present during the Compensation Committee’s voting or deliberations.
Responsibilities of the Compensation Committee include:
•
Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on this evaluation.  In determining the long‑term incentive component of CEO compensation, the Compensation Committee will consider, among such other factors as it may deem relevant, Entrée’s performance, Shareholder returns, the value of similar incentive awards to chief executive officers at comparable companies and the awards given to the CEO in past years;

•	Reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors, and making recommendations to the Board in that regard;
•	Making recommendations to the Board with respect to the Option Plan and any other incentive compensation plans and equity‑based plans;
•
Determining the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchanges and other regulatory requirements; and

•
Approving inducement grants, which include grants of options or stock to new employees in connection with a merger or acquisition, as well as any tax‑qualified, non‑discriminatory employee benefit plans or non‑parallel non‑qualified plans, to new employees.

The Compensation Committee is aware of the dual responsibility that non‑executive directors have for overseeing Entrée’s corporate governance and long‑term sustainability, as well as its compensation plans.  In the course of determining compensation for non‑executive directors, the Compensation Committee tries to ensure that non‑executive director interests are closely aligned with those of Shareholders, and that best practices for corporate governance are observed in the course of structuring non‑executive director pay.  In particular, the Compensation Committee is committed to structuring director pay in a manner that enables directors to maintain their independence.  One of the ways that the Compensation Committee attempts to achieve this is by imposing reasonable limits on independent director participation in the Option Plan.
The Compensation Committee has the authority to retain outside advisors, including the sole authority to retain or terminate consultants to assist the Compensation Committee in the evaluation of compensation of senior management and directors.  In August 2013, the Compensation Committee retained LaneCaputo to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for Entrée’s senior management team and independent directors and to recommend required changes (if any) to pay elements and strategy to align Entrée with current market practices.  No compensation consultant or advisor has been retained by Entrée, and no fees have been paid to a compensation consultant or advisor, in either of Entrée’s two most recently completed financial years.
Performance Graph
The following chart compares the yearly percentage change in cumulative total Shareholder return for C$100 invested in common shares of Entrée beginning on December 31, 2011 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years of Entrée.
Entrée
Comparison of Five Year Total Shareholders’ Return
(as at December 31st of each year) (C$)

	Dec 2011	Dec 2012	Dec 2013	Dec 2014	Dec 2015	Dec 2016
ETG	C$100.00	C$36.00	C$24.80	C$16.40	C$23.20	C$33.60
S&P/TSX COMPOSITE INDEX	C$100.00	C$104.00	C$113.94	C$122.39	C$108.82	C$127.88

The trend in overall compensation for Entrée’s executive officers over the five years has not tracked the performance of the market price of Entrée’s Common Shares, or the S&P/TSX Composite index, to the extent that commencing in 2011 Entrée’s share price fell as a result of a decline in metals prices, ongoing economic uncertainty and heightened uncertainty in Mongolia, including as a result of the announcement by Turquoise Hill Resources Ltd. of the suspension of underground development at the Oyu Tolgoi project in Mongolia. Since management performance did not correlate with share price during that time, management compensation was not reduced.
Summary Compensation Table
The following table is a summary of compensation paid or granted to the NEOs for the last three financial years ending December 31, 2016, 2015 and 2014.
Name and Principal Position	Year	Salary (US$)(4)	Share‑ based awards (US$)	Option‑ based awards (1) (US$)(3)	Non‑equity incentive plan compensation (US$)(2) (4)		Pension value (US$)(2)	All other compensation (US$)(3)	Total compensation (US$)(4)
					Annual incentive plans	Long‑term incentive plans
Stephen Scott, President and CEO(4)	2016	$156,401	Nil	$72,360	Nil	Nil	Nil	$39,100	$267,861
	2015	Nil	Nil	$77,612	$18,064	Nil	Nil	$18,763	$114,439
	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Bruce Colwill, CFO(5)	2016	$43,218	Nil	Nil	Nil	Nil	Nil	$15,982	$59,200
	2015	$184,249	Nil	$18,291	Nil	Nil	Nil	Nil	$202,540
	2014	$211,189	Nil	$23,321	Nil	Nil	Nil	Nil	$234,510
Susan McLeod, Vice President, Legal Affairs & Corporate Secretary	2016	$187,682	Nil	$36,180	Nil	Nil	Nil	Nil	$223,862
	2015	$182,081	Nil	$16,096	Nil	Nil	Nil	Nil	$198,177
	2014	$211,189	Nil	$20,989	Nil	Nil	Nil	Nil	$232,178
Robert Cinits, Vice President, Corporate Development	2016	$187,682	Nil	$36,180	Nil	Nil	Nil	Nil	$223,862
	2015	$182,081	Nil	$16,096	Nil	Nil	Nil	Nil	$198,177
	2014	$198,259	Nil	$20,989	Nil	Nil	Nil	Nil	$219,248
Duane Lo(6) CFO	2016	$27,929	Nil	$59,821	Nil	Nil	Nil	$78,945	$166,695
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)
Entrée uses the Black‑Scholes option‑pricing model for determining fair value of Stock Options issued at the grant date.  Entrée selected the Black‑Scholes option‑pricing model because it is widely used in estimating option based compensation values by Canadian and U.S. public companies.  The practice of Entrée is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to United States currency for reporting the value of the grants in Entrée’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(2)
Entrée does not have a formal annual incentive program, however, bonuses are granted as determined by the Compensation Committee and approved by the Board on an individual basis. Entrée does not presently have a pension incentive plan for any of its executive officers, including its NEOs.

(3)	All compensation is negotiated and settled in Canadian dollars. The exchange rate used to convert 2016 compensation to US$ is 1.3427 (2015 – 1.3840; 2014 – 1.1601).
(4)
Mr. Scott was appointed Interim CEO effective November 16, 2015 under an independent contractor agreement dated November 12, 2015. Mr. Scott received a signing bonus of C$25,000 on November 16, 2015. His consulting fee is reported as Other Compensation. Mr. Scott was appointed President, CEO and a director effective April 1, 2016 under an employment agreement of even date. Mr. Scott did not receive compensation from Entrée for acting as a director, and no portion of the total compensation disclosed above was received by Mr. Scott as compensation for acting as a director.

(5)
Mr. Colwill resigned as an employee of Entrée effective March 22, 2016. He continued to serve as Entrée’s CFO until March 31, 2016 under an independent contractor agreement dated March 23, 2016. His consulting fee is reported as Other Compensation.

(6)
Duane Lo was appointed Interim CFO effective April 1, 2016 under an independent contractor agreement of even date. His consulting fee is reported as Other Compensation. Mr. Lo was appointed CFO effective November 1, 2016 under an employment agreement of even date.

In connection with the appointment of Stephen Scott as Interim CEO, Entrée agreed to grant to Mr. Scott, as an inducement for his service, up to 500,000 Entrée Common Shares (the “Bonus Shares”). The Bonus Shares are issuable at the discretion of the Board, based on the achievement of Entrée’s strategic direction or the achievement of one or more fundamental transactions. The grant was made outside Entrée’s existing shareholder approved equity incentive plans and was approved by the independent members of the Board as a material inducement to Mr. Scott's employment in reliance upon section 711(a) of the NYSE MKT Company Guide.  In the event the Board determines that Bonus Shares are issuable to Mr. Scott, Entrée may, at its option, satisfy its obligation by making a cash payment to Mr. Scott equivalent to the then market price of the Bonus Shares.
In February 2017, the Compensation Committee met and determined that it was appropriate to recommend to the Board that the NEOs be awarded discretionary cash bonuses in recognition of the work done by management to cut costs, increase market awareness of Entrée and its assets, potentially restructure Entrée and raise capital to support the restructuring. The Compensation Committee recommended and the Board approved a discretionary cash bonus of C$100,000 to Stephen Scott, C$36,000 to Susan McLeod, and C$32,000 to each of Duane Lo and Robert Cinits. In addition, the Board determined that it was appropriate to issue 100,000 Bonus Shares to Mr. Scott at such time as may be permitted by Entrée’s Corporate Disclosure and Trading Policy.
The following table provides the exchange rates used to convert the value of the option based awards from Canadian dollars to United States dollars as reported above.
Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Stephen Scott	22-Nov-16	21-Nov-21	$0.42	400,000	C$1.34/US$1
	16‑Nov‑15	15‑Nov‑20	$0.35	500,000	C$1.34/US$1
Susan McLeod	22-Nov-16	21-Nov-21	$0.42	200,000	C$1.34/US$1
	4‑Dec‑15	3‑Dec‑20	$0.33	110,000	C$1.34/US$1
	23‑Dec‑14	22‑Dec‑19	$0.21	225,000	C$1.16/US$1
Robert Cinits	22-Nov-16	21-Nov-21	$0.42	200,000	C$1.34/US$1
	4‑Dec‑15	3‑Dec‑20	$0.33	110,000	C$1.34/US$1
	23‑Dec‑14	22‑Dec‑19	$0.21	225,000	C$1.16/US$1
Duane Lo	22-Nov-16	21-Nov-21	$0.42	250,000	C$1.34/US$1
	1-Apr-16	31-Mar-21	$0.39	100,000	C$1.30/US$1
Bruce Colwill(1)	4-Dec-15	20-Sep-16	$0.33	125,000	C$1.34/US$1
	23-Dec-14	20-Sep-16	$0.21	250,000	C$1.16/US$1

Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Duane Lo	22-Nov-16	21-Nov-21	$0.42	250,000	C$1.34/US$1
	1-Apr-16	31-Mar-21	$0.39	100,000	C$1.30/US$1
Bruce Colwill(1)	4-Dec-15	20-Sep-16	$0.33	125,000	C$1.34/US$1
	23-Dec-14	20-Sep-16	$0.21	250,000	C$1.16/US$1

Note:
(1)
Mr. Colwill resigned as an employee of Entrée effective March 22, 2016. He continued to serve as Entrée’s CFO until March 31, 2016 under a three-month independent contractor agreement dated March 23, 2016. The expiry date for Mr. Colwill’s options was 90 days following the expiry of his independent contractor agreement.

Entrée engaged Stephen Scott as Interim CEO for an initial six month term ending May 31, 2016 under an independent contractor agreement dated November 12, 2015. Either party could terminate the independent contractor agreement prior to the end of the term by providing the other party with 30 days’ advance written notice.  On April 1, 2016, Entrée appointed Stephen Scott as President and CEO and entered into an employment agreement with Mr. Scott. Under the employment agreement, Mr. Scott is required to provide Entrée with one month’s prior notice in the event he wishes to resign. Entrée may terminate his employment without cause by providing him with 18 months’ working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott’s employment is terminated without cause or he resigns for Good Reason (as defined below) within the one year period following a Change of Control (as defined below), Mr. Scott will be entitled to 24 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24‑month period.  See “Statement of Executive Compensation – Termination and Change of Control Benefits” below.
Entrée employs Susan McLeod as Vice President, Legal Affairs and Corporate Secretary under an employment agreement dated September 21, 2010, as amended.  Ms. McLeod is required to provide Entrée with one month’s prior notice in the event she wishes to resign.  Entrée may terminate her employment without cause by providing her with a lump sum amount equal to 18 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that she would otherwise have received over the ensuing 18‑month period (collectively, the “Severance Amount”).  Ms. McLeod will be entitled to the Severance Amount in the event she elects to terminate her employment within 90 days following a Change of Control or as a result of conditions that amount to constructive dismissal.  See “Statement of Executive Compensation – Termination and Change of Control Benefits” below.
Entrée employs Robert Cinits as Vice President, Corporate Development under an amended and restated employment agreement dated June 26, 2014. Mr. Cinits is required to provide Entrée with one month’s prior notice in the event he wishes to resign. Entrée may terminate his employment without cause by providing him with six months’ working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months’ working notice, or an amount equal to the salary Mr. Cinits otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Cinits’ employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Cinits will be entitled to the Severance Amount. See “Statement of Executive Compensation – Termination and Change of Control Benefits” below.
Entrée engaged Duane Lo as Interim CFO for a seven month term ending October 31, 2016 under an independent contractor agreement dated April 1, 2016, as amended. Either party could terminate the independent contractor agreement prior to the end of the term by providing the other party with 30 days’ advance written notice.  On November 1, 2016, Entrée appointed Duane Lo as CFO and entered into an employment agreement with Mr. Lo. Under the employment agreement, Mr. Lo is required to provide Entrée with one month’s prior notice in the event he wishes to resign. Entrée may terminate his employment without cause by providing him with six months’ working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months’ working notice, or an amount equal to the salary Mr. Lo otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Lo’s employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Lo will be entitled to the Severance Amount. See “Statement of Executive Compensation – Termination and Change of Control Benefits” below.

Incentive Plan Awards
The following table is a summary of all option‑based awards and share‑based awards to the NEOs that were outstanding at the end of the most recently completed financial year.
	Option‑based Awards				Share‑based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in‑the‑money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share‑based awards that have not vested (#)
Stephen Scott	500,000	$0.35	November 15, 2020	$35,000	Nil	Nil
	400,000	$0.42	November 21, 2021	$0	Nil	Nil
Susan McLeod	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	375,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.30	December 19, 2018	$18,000	Nil	Nil
	225,000	$0.21	December 22, 2019	$47,250	Nil	Nil
	110,000	$0.33	December 3, 2020	$9.900	Nil	Nil
	200,000	$0.42	November 21, 2021	$0	Nil	Nil
Robert Cinits	50,000	$1.25	January 6, 2017	$0	Nil	Nil
	325,000	$0.56	March 15, 2018	$0	Nil	Nil
	50,000	$0.32	April 9, 2018	$5,000	Nil	Nil
	150,000	$0.30	December 19, 2018	$18,000	Nil	Nil
	225,000	$0.21	December 22, 2019	$47,250	Nil	Nil
	110,000	$0.33	December 3, 2020	$9,900	Nil	Nil
	200,000	$0.42	November 21, 2021	$0	Nil	Nil
Duane Lo	100,000	$0.39	March 31, 2021	$3,000	Nil	Nil
	250,000	$0.42	November 21, 2021	$0	Nil	Nil

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.
Name	Option‑based awards – Value vested during the year (C$)(1)	Share‑based awards – Value vested during the year (C$)	Non‑equity incentive plan compensation – Value earned during the year (C$)
Stephen Scott	$12,500(2)	Nil	Nil
Duane Lo	$0(3)	Nil	Nil
Susan McLeod	$0(4)	Nil	Nil
Robert Cinits	$0(4)	Nil	Nil
Bruce Colwill	$0	Nil	Nil

Notes:
(1)
Value vested during the year is calculated by subtracting the exercise price of the Stock Option (being no less than the market price of Entrée Common Shares on the date of grant) from the market price of Entrée Common Shares on the date the Stock Option vested (being the closing price of Entrée Common Shares on the TSX on the last day on which shares are trading on the TSX (“Trading Day”) prior to the vesting date).

(2)
400,000 Stock Options were awarded on November 22, 2016 at an exercise price of C$0.42. $0 vested because all of the Stock Options vested in full on the Award Date (as defined under the heading “Amendments to and Renewal of Option Plan”). 500,000 Stock Options were awarded on November 16, 2015 at an exercise price of C$0.35. C$12,500 vested during the year because all of the Stock Options vested on February 16, 2016. The closing price of Entrée Common Shares on the TSX on February 12, 2016 was C$0.375.

(3)
250,000 Stock Options were awarded on November 22, 2016 at an exercise price of C$0.42. $0 vested because all of the Stock Options vested in full on the Award Date. 100,000 Stock Options were awarded on April 1, 2016 at an exercise price of C$0.39.  $0 vested during the year because 50,000 Stock Options vested in full on the Award Date and 50,000 Stock Options vested on October 1, 2016. The closing price of Entrée Common Shares on the TSX on September 30, 2016 was C$0.355.

(4)	200,000 Stock Options were awarded on November 22, 2016 at an exercise price of C$0.42. $0 vested because all of the Stock Options vested in full on the Award Date.
The following table is a summary of the Stock Options exercised by the NEOs during the most recently completed financial year.
Name	Options Exercised(2)	Date Exercised	Exercise Price (C$)
Bruce Colwill(1)	250,000	September 9, 2016	$0.21
	200,000	September 9, 2016	$0.30
	125,000	September 9, 2009	$0.33

Notes:
(1)
Mr. Colwill resigned as an employee of Entrée effective March 22, 2016. He continued to serve as Entrée’s CFO until March 31, 2016 under a three-month independent contractor agreement dated March 23, 2016. The expiry date for Mr. Colwill’s Stock Options was 90 days following the expiry of his independent contractor agreement.

(2)
Under the Option Plan, an Optionholder may elect to transform a Stock Option, in whole or in part, into a share appreciation right by providing written notice to Entrée that the Optionholder wishes to terminate the Stock Option, in whole or in part and, in lieu of receiving Entrée Common Shares to which the terminated Stock Option relates (the “Designated Shares”), receive the number of Entrée Common Shares, disregarding fractions, which, when multiplied by the VWAP of the Entrée Common Shares on the TSX during the five Trading Days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares. Mr. Colwill elected to transform his Stock Options into share appreciation rights and received an aggregate 180,357 Entrée Common Shares.

Termination and Change of Control Benefits
Stephen Scott
Entrée appointed Stephen Scott President and CEO, and entered into an employment agreement with Mr. Scott, effective April 1, 2016.  Under the terms of the employment agreement, Entrée may terminate Mr. Scott’s employment at any time without cause by providing him with 18 months’ working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott’s employment is terminated without cause or he resigns for Good Reason (defined below) within the one year period following a Change of Control (defined below), Mr. Scott will be entitled to 24 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24‑month period (the delivery of notice of termination of employment without cause or resignation with Good Reason being a “Severance Payment Triggering Event”).  If a Change of Control had occurred on December 31, 2016, Mr. Scott would not have had an immediate benefit.  If a Severance Payment Triggering Event had taken place, Mr. Scott would have been entitled to a payment of approximately US$425,570 within 10 days of the Severance Payment Triggering Event. Mr. Scott would continue to be bound by confidentiality provisions (indefinitely) and non‑competition and non‑solicitation provisions for a period of one year following the termination of employment.
“Change of Control” is defined as:
(i)	the sale, transfer or disposition of Entrée’s assets in complete liquidation or dissolution of Entrée;
(ii)
Entrée amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to Entrée and its affiliates (the “Group”), other than an amalgamation, merger or plan of arrangement that would result in the voting Securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting Securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)
any person or combination of persons at arm’s length to the Group acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting Securities, whether through the acquisition of previously issued and outstanding voting Securities, or of voting Securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such Securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board.

“Good Reason” is defined as the occurrence of any of the following without the NEO’s written consent:
(i)	a material change (other than a change that is clearly consistent with a promotion) in the NEO’s position or duties, responsibilities, reporting relationship, title or office;
(ii)	a reduction of the NEO’s salary, benefits or any other form of remuneration or any change in the basis upon which such salary, benefits or other form of remuneration payable by Entrée is determined;
(iii)	forced relocation to another geographic area;
(iv)	any material breach by Entrée of a material provision of the employment agreement; or
(v)	the failure by Entrée to obtain an effective assumption of its obligations hereunder by any successor to Entrée, including a successor to a material portion of its business.
“Incumbent Director” means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

Susan McLeod
Under the terms of the employment agreement with Susan McLeod, Entrée may terminate Ms. McLeod’s employment at any time without cause by providing Ms. McLeod with the Severance Amount.  Ms. McLeod is also entitled to the Severance Amount should she elect to terminate her employment for Good Reason or should she elect to terminate her employment within 90 days of a Change of Control (the delivery of notice of termination of employment without cause or the expiry of one month’s prior written notice of termination of employment for Good Reason or within 90 days of a Change of Control is a “McLeod Severance Payment Triggering Event”).
If a Change of Control had occurred on December 31, 2016, Ms. McLeod would not have had an immediate benefit.  If a McLeod Severance Payment Triggering Event had taken place, Ms. McLeod would have been entitled to a payment of approximately US$289,018 immediately upon the McLeod Severance Payment Triggering Event, or in the case of delivery of notice of termination of employment without cause, within 10 days of the McLeod Severance Payment Triggering Event.
Ms. McLeod would continue to be bound by confidentiality provisions (indefinitely) and non‑competition and non‑solicitation provisions for a period of one year following the termination of employment.
Robert Cinits and Duane Lo
Under the terms of the employment agreements with each of Robert Cinits and Duane Lo, Entrée may terminate their employment at any time without cause by providing them with six months’ working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months’ working notice, or an amount equal to the salary Mr. Cinits or Mr. Lo, as applicable, otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Cinits’ or Mr. Lo’s employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Cinits or Mr. Lo, as applicable, will be entitled to the Severance Amount.
If a Change of Control had occurred on December 31, 2016, neither Mr. Cinits nor Mr. Lo would have had an immediate benefit.  If a Severance Payment Triggering Event had taken place, Mr. Cinits would have been entitled to a payment of approximately US$296,013 within 10 days of the Severance Payment Triggering Event and Mr. Lo would have been entitled to a payment of approximately US$255,581 within 10 days of the Severance Payment Triggering Event.
Mr. Cinits and Mr. Lo would each continue to be bound by confidentiality provisions (indefinitely) and non‑competition and non‑solicitation provisions for a period of one year following the termination of employment.
Director Compensation
Directors’ Fees
Annual directors’ fees are paid to non‑executive directors to compensate them for the time and commitment required to act as directors of Entrée, serve on standing committees of the Board, serve on ad hoc or special committees of the Board (if so requested by the Board) and act as Chairman of the Board or chair of certain standing committees.
In August 2013, the Compensation Committee retained LaneCaputo to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for Entrée’s senior management team and independent directors and to recommend required changes (if any) to pay elements and strategy to align Entrée with current market practices.  LaneCaputo recommended that effective January 1, 2014, the annual base retainer payable to non‑executive directors to compensate them for acting as directors of Entrée be increased to C$25,000.  This recommendation was adopted by the Compensation Committee and the Board.

In 2016, James Harris was paid an additional cash retainer of C$5,250 for acting as the chair of the CGNC.  Gorden Glenn and Anna Stylianides received an additional C$12,500 for acting as the chair of the Audit Committee, prorated to June 23, 2016 in the case of Mr. Glenn, and for the period commencing June 23, 2016 in the case of Ms. Stylianides.  Alan Edwards and Mark Bailey each received an additional C$5,250 for acting as the chair of the Technical Committee and Compensation Committee, respectively.
Lord Howard was paid a total of C$73,1681 in 2016, which includes the C$25,000 base retainer and additional compensation for acting as the Chairman of the Board.
Incentive Stock Options
The granting of incentive stock options provides a link between non‑executive director compensation and Entrée’s share price.  It also rewards non‑executive directors for achieving results that improve corporate performance and thereby increase Shareholder value.  Incentive stock options are an important component of non‑executive director compensation for Entrée and other members of its peer group, which do not have any revenue, making it difficult to pay larger cash retainers.
Stock options are generally awarded to non‑executive directors when they join the Board and periodically thereafter. In making a determination as to whether a grant of long‑term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in Securities that the Compensation Committee intends to award as compensation; current and expected future performance of the director; the potential dilution to Shareholders and the cost to Entrée; previous grants made to the director; option grants made to Entrée’s executive officers; option grants made to non‑executive directors of comparable companies; and the limits imposed by the terms of the Option Plan and the TSX.
In November 2016, the Compensation Committee recommended that the Board award incentive Stock Options to each of the non‑executive directors in recognition of the role that the non‑executive directors played in providing strategic input and corporate oversight. The Board approved the Compensation Committee’s recommendations, and in November 2016 awarded to each of the non‑executive directors Stock Options to purchase 200,000 Entrée Common Shares at an exercise price of C$0.42 for five years. The terms and conditions of the grants, including vesting provisions and exercise prices, were determined by the Board at the time of grant, in accordance with the terms and conditions of the Option Plan.
The following table is a summary of all compensation provided to the directors of Entrée (other than directors who are also NEOs) for the most recently completed financial year.
Name(1)	Fees earned (US$)	Share‑based awards (US$)	Option‑based awards (US$)(2)	Non‑equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Mark Bailey	$22,529	Nil	$36,180	Nil	Nil	Nil	$58,709
James Harris	$22,529	Nil	$36,180	Nil	Nil	Nil	$58,709
Michael Howard	$54,493	Nil	$36,180	Nil	Nil	Nil	$90,673
Alan Edwards	$22,529	Nil	$36,180	Nil	Nil	Nil	$58,709
Anna Stylianides	$23,501	Nil	$36,180	Nil	Nil	Nil	$59,681
Gorden Glenn(3)	$13,445	Nil	$0	Nil	Nil	Nil	$13,445
Notes:
(1)	In addition to being a director of Entrée, Stephen Scott is an NEO. For disclosure regarding Mr. Scott’s compensation, please refer to the Summary Compensation Table above.

_________________________________________________
1 Lord Howard’s compensation is negotiated and settled in British pounds sterling.  The exchange rate used to convert 2016 compensation to C$ is 1.6885

(2)
Entrée uses the Black‑Scholes option‑pricing model for determining fair value of Stock Options issued at the grant date.  Entrée selected the Black‑Scholes option‑pricing model because it is widely used in estimating option based compensation values by Canadian and U.S. public companies.  The practice of Entrée is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in Entrée’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(3)	Mr. Glenn ceased to be a director of Entrée on June 23, 2016.
The following table provides the exchange rates used to convert the value of the option based awards from Canadian dollars to United States dollars as reported above.
Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Mark Bailey	22-Nov-16	21-Nov-21	$0.42	200,000	C$1.34/US$1
James Harris	22-Nov-16	21-Nov-21	$0.42	200,000	C$1.34/US$1
Michael Howard	22-Nov-16	21-Nov-21	$0.42	200,000	C$1.34/US$1
Alan Edwards	22-Nov-16	21-Nov-21	$0.42	200,000	C$1.34/US$1
Anna Stylianidis	22-Nov-16	21-Nov-21	$0.42	200,000	C$1.34/US$1
The following table is a summary of all option‑based awards to the directors of Entrée (other than directors who are also NEOs) that were outstanding at the end of the most recently completed financial year.  There were no share‑based awards outstanding at the end of the most recently completed financial year.
	Option‑based Awards				Share‑based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in‑the‑money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share‑based awards that have not vested (#)
Mark Bailey	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$9,000	Nil	Nil
	100,000	$0.21	December 22, 2019	$21,000	Nil	Nil
	75,000	$0.33	December 3, 2020	$6,750	Nil	Nil
	200,000	$0.42	November 21, 2021	$0	Nil	Nil
James Harris	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	255,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$9,000	Nil	Nil
	100,000	$0.21	December 22, 2019	$21,000	Nil	Nil
	150,000	$0.33	December 3, 2020	$13,500	Nil	Nil
	200,000	$0.42	November 21, 2021	$0	Nil	Nil
Michael Howard	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	255,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.34	June 27, 2018	$12,000	Nil	Nil
	100,000	$0.30	December 19, 2018	$12,000	Nil	Nil
	100,000	$0.21	December 22, 2019	$21,000	Nil	Nil
	75,000	$0.33	December 3, 2020	$6,750	Nil	Nil
	200,000	$0.42	November 21, 2021	$0	Nil	Nil
Alan Edwards	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$9,000	Nil	Nil
	100,000	$0.21	December 22, 2019	$21,000	Nil	Nil
	75,000	$0.33	December 3, 2020	$6,750	Nil	Nil
	200,000	$0.42	November 21, 2021	$0	Nil	Nil
Anna Stylianides	100,000	$0.38	July 12, 2020	$4,000	Nil	Nil
	75,000	$0.33	December 3, 2020	$6,750	Nil	Nil
	200,000	$0.42	November 21, 2021	$0	Nil	Nil
Gorden Glenn(2)	100,000	$0.73	September 21, 2017	$0	Nil	Nil
	230,000	$0.56	September 21, 2017	$0	Nil	Nil

Notes:
(1)	In addition to being a director of Entrée, Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s option‑based awards, please refer to the incentive plan awards section above.
(2)	Mr. Glenn ceased to be a director of Entrée on June 23, 2016, but he continues to provide services on an as-needed basis under a one-year independent contractor agreement dated June 23, 2016.

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of Entrée (other than directors who are also NEOs).
Name(1)	Option‑based awards – Value vested during the year (C$)(2)	Share‑based awards – Value vested during the year (C$)	Non‑equity incentive plan compensation – Value earned during the year (C$)
Mark Bailey	$0(3)	Nil	Nil
James Harris	$0(3)	Nil	Nil
Michael Howard	$0(3)	Nil	Nil
Alan Edwards	$0(3)	Nil	Nil
Anna Stylianides	$375(4)	Nil	Nil
Gorden Glenn	$0	Nil	Nil

Notes:
(1)	In addition to being a director of Entrée, Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s option‑based awards, please refer to the incentive plan awards section above.

(2)
Value vested during the year is calculated by subtracting the exercise price of the Stock Options (being no less than the market price of Entrée’s Common Shares on the date of grant) from the market price of Entrée Common Shares on the date the Stock Option vested (being the closing price of Entrée Common Shares on the TSX on the last Trading Day prior to the vesting date).

(3)	200,000 Stock Options were awarded on November 22, 2016 at an exercise price of C$0.42. $0 vested because all of the Stock Options vested in full on the Award Date.
(4)
200,000 Stock Options were awarded on November 22, 2016 at an exercise price of C$0.42. $0 vested because all of the Stock Options vested in full on the Award Date. 100,000 Stock Options were awarded on July 13, 2015 at an exercise price of C$0.38.  C$375 vested during the year because 50,000 Stock Options vested in full on the Award Date, 25,000 Stock Options vested on January 13, 2016 and 25,000 Stock Options vested on July 13, 2016. The closing price of Entrée Common Shares on the TSX on January 12, 2016 and July 12, 2016 was C$0.29 and C$0.395 respectively.

The following table is a summary of the Stock Options exercised by directors during the most recently completed financial year.
Name	Options Exercised(2)	Date Exercised	Exercise Price (C$)
Gorden Glenn(1)	100,000	June 9, 2016	$0.21
	100,000	June 9, 2016	$0.30
	75,000	June 9, 2016	$0.33
Notes:
(1)	Mr. Glenn ceased to be a director of Entrée effective June 23, 2016.
(2)
Under the Option Plan, an Optionholder may elect to transform a Stock Option, in whole or in part, into a share appreciation right by providing written notice to Entrée that the Optionholder wishes to terminate the Stock Option, in whole or in part and, in lieu of receiving the Designated Shares, receive the number of Entrée Common Shares, disregarding fractions, which, when multiplied by the Fair Value per share of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares. Mr. Glenn elected to transform his Stock Options into share appreciation rights and received an aggregate 83,315 Entrée Common Shares.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out information as of the end of Entrée’s most recently completed financial year with respect to compensation plans under which equity Securities are authorized for issuance.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted‑average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by securityholders	12,010,000	$0.48	3,294,540
Equity compensation plans not approved by securityholders	500,000(2)	N/A	Nil
Total	12,510,000	$0.48	3,294,540
Notes:
(1)
The maximum aggregate number of Entrée Common Shares issuable pursuant to Stock Options granted under the Option Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding Entrée Common Shares from time to time.  Entrée shall, at all times while the Option Plan is in effect, reserve a sufficient number of Entrée Common Shares to satisfy the requirements of the Option Plan.  The Option Plan also provides that exercised Stock Options will automatically be available for subsequent grants and for the reservation and issuance of additional Entrée Common Shares pursuant to such options.  Accordingly, the Option Plan constitutes both a “rolling” plan and an “evergreen” plan, and its renewal must be approved by Shareholders every three years in accordance with the policies of the TSX.  The Option Plan was last renewed on June 26, 2014. The Option Plan will be renewed at the Meeting. For more information about the Option Plan, see “Amendments to and Renewal of Option Plan”.

(2)
In connection with the appointment of Stephen Scott as Interim CEO, Entrée agreed to grant to Mr. Scott, as an inducement for his service, up to 500,000 Bonus Shares. The Bonus Shares are issuable at the discretion of the Board, based on the achievement of Entrée’s strategic direction or the achievement of one or more fundamental transactions. The grant was made outside Entrée’s existing shareholder approved equity incentive plans and was approved by the independent members of the Board as a material inducement to Mr. Scott's employment in reliance upon section 711(a) of the NYSE MKT Company Guide.  In the event the Board determines that Bonus Shares are issuable to Mr. Scott, Entrée may, at its option, satisfy its obligation by making a cash payment to Mr. Scott equivalent to the then market price of the Bonus Shares. In February 2017, the Board determined that it was appropriate to issue 100,000 Bonus Shares to Mr. Scott, at such time as may be permitted by Entrée’s Corporate Disclosure and Trading Policy.

MANAGEMENT CONTRACTS
Management functions of Entrée are substantially performed by directors or executive officers of Entrée and not, to any substantial degree, by any other person with whom Entrée has contracted.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Agreement with Sandstorm
On February 23, 2016, Entrée entered into an agreement with Sandstorm, of 1400 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, to amend their Equity Participation and Funding Agreement dated February 14, 2013 (the “2013 Agreement”).
The agreement to amend provided for a 17% reduction in the metal credits that Entrée is required to sell and deliver to Sandstorm under the 2013 Agreement.  In return, Entrée refunded a portion of the original US$40 million deposit by paying US$5.5 million in cash and issuing US$1.3 million of Entrée Common Shares. At closing, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the “Amended Sandstorm Agreement”).
The Amended Sandstorm Agreement provides Entrée with greater optionality in terms of structuring any potential refund of a portion of the remaining US$33.2 million deposit when and if certain events occur in the future. Specifically, the Amended Sandstorm Agreement provides that in the event Entrée’s economic interest in the Entrée/Oyu Tolgoi LLC joint venture property is reduced by up to 34%, the additional refund of up to US$6.8 million is not required to be made in cash.  Entrée immediately benefited from greater control over its treasury and an increased ability to preserve cash.
At closing, Entrée issued 5,128,604 Entrée Common Shares to Sandstorm at a price of C$0.3496 per share. The price was calculated using the VWAP of Entrée’s Common Shares on the TSX for the 15 Trading Days preceding February 23, 2016, the effective date of the agreement to amend. Following closing, Sandstorm owned 22,985,746 Entrée Common Shares, or 15.07% of the outstanding Entrée Common Shares.
Sandstorm is an informed person as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations by virtue of the fact that Sandstorm beneficially owns Entrée Common Shares carrying more than 10% of the voting rights attached to all of the Entrée Common Shares.

Non-Brokered Private Placement
In January 2017, Entrée closed a non-brokered private placement of 18,529,484 units at a price of C$0.41 per unit for gross proceeds of C$7,597,088.44.
Each unit consisted of one Entrée Common Share and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one additional Entrée Common Share at a price of C$0.65 per share for a period of 5 years.
On January 11, 2017, informed persons and their associates acquired an aggregate of 6,364,805 units under the private placement, including Sandstorm, which acquired 914,634 units.  As at March 20, 2017, Sandstorm holds 23,900,380 Entrée Common Shares, or 13.8% of the issued and outstanding Entrée Common Shares.

The following informed persons and their associates acquired units under the private placement on the same terms and conditions as the other subscribers:
Name	Nature of relationship	# of units purchased	% of units purchased
Sandstorm(1)	10% shareholder	914,634	4.94
Dana Watson(1)	Associate of director & executive officer of 10% shareholder	2,134,146	11.52
David DeWitt(1)	Director of 10% shareholder	573,172	3.09
Marianne DeWitt(1)	Associate of director of 10% shareholder	573,171	3.09
David Awram(1)	Director and executive officer of 10% shareholder	976,000	5.27
Erfan Kazemi(1)	Executive officer of 10% shareholder	48,780	0.26
Stephen Scott(2)	Director and executive officer	73,171	0.39
Walentyna Szczepinska-Karcz(2)	Associate of director and executive officer	24,390	0.13
Michael Howard(2)	Director	202,439	1.09
James Harris(2)	Director	13,500	0.07
Maureen Leyland(2)	Associate of director	13,500	0.07
JLHLC Holdings Inc. (2)	Associate of director	108,000	0.58
Alan Edwards(2)	Director	121,951	0.66
Mark Bailey(2)	Director	100,000	0.54
Anna Stylianides(2)	Director	73,171	0.39
Duane Lo(2)	Executive officer	244,000	1.32
Robert Cinits(2)	Executive officer	48,780	0.26
Susan McLeod(2)	Executive officer	37,000	0.20
John Quelch(2)	Associate of executive officer	85,000	0.46
Notes:
(1)	Address is c/o 1400 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.
(2)	Address is c/o 1201 – 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3.

Except as disclosed above, since the commencement of Entrée’s most recently completed financial year, no other informed person of Entrée, proposed director of Entrée, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Entrée or any of its subsidiaries.
CORPORATE GOVERNANCE DISCLOSURE
National Instrument 58‑101 ‑ Disclosure of Corporate Governance Practices (“NI 58‑101”) requires each reporting issuer to disclose its corporate governance practices on an annual basis.  Entrée’s approach to corporate governance is set forth below.
Board of Directors
Section 1.4 of NI 52‑110 and NYSE MKT Company Guide section 803A set out the standard for director independence.  Under section 1.4 of NI 52‑110 and NYSE MKT Company Guide section 803A, a director is independent if he or she has no direct or indirect material relationship with Entrée.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  Section 1.4 of NI 52‑110 and NYSE MKT Company Guide section 803A also set out certain situations where a director will automatically be considered to have a material relationship with Entrée.

As at December 31, 2016, the Board was comprised of six directors, five of whom are independent applying the definition set out in section 1.4 of NI 52‑110 and NYSE MKT Company Guide section 803A.  Stephen Scott is not independent by virtue of the fact that he is an executive officer of Entrée.
For attendance records and information regarding board seats for Entrée’s directors, see “Election of Directors – Management Nominees” above.
To the extent that the Board considers it to be necessary or advisable, a Board meeting will include an in camera session, at which non‑independent directors and members of management are not in attendance.  Since the beginning of Entrée’s most recently completed financial year, there have been six in camera sessions.
Lord Howard, an independent director, serves as non‑executive Chairman of the Board, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.  The Board has developed a written position description for the Chairman in order to delineate the Chairman’s role and responsibilities. The Chairman of the Board is primarily responsible for leading the Board in the performance of its duties and ensuring the Board’s agenda will enable it to successfully carry out its duties.  As Chairman, Lord Howard also serves as an “ex officio” member of each Board committee. More specifically, the Chairman of the Board is responsible for:
(a)	monitoring and reporting to the Board regarding the effectiveness of the Board, as well as individual members, in discharging its and their responsibilities;
(b)	in consultation with the President and CEO and, where appropriate, with other Board members, determining Board and Shareholder calendars and agendas;
(c)	leading the Board’s periodic assessment of the job done by the CEO and his management team;
(d)	taking the lead in Entrée’s adherence to the highest standards of corporate governance;
(e)	facilitating an open flow of information between management and the Board; and
(f)	presiding at meetings of the Board and the Shareholders.
Board Mandate
The Board has adopted a written mandate, which is attached hereto as Schedule “K”.
Position Description for CEO
The Board has adopted a written position description for the CEO, which sets out his specific duties and responsibilities.  Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day to day operation of the business of Entrée and has primary accountability for the profitability and growth of Entrée.
Orientation and Continuing Education
Board turnover is relatively rare.  As a result, the Board provides ad hoc orientation for new directors.
The CGNC is responsible for encouraging and facilitating continuing education programs for all directors.  The CGNC will also ensure that each director understands the role of the Board, its committees and its directors, and the basic procedures and operations of the Board.  Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct
The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants, a copy of which may be obtained on SEDAR at www.sedar.com.
The CGNC is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, ensuring that management has established a system to enforce the Code and reviewing management’s monitoring of Entrée’s compliance with the Code.
Under the Code, members of the Board are required to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which they serve.  Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest.  However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with Entrée.
Directors are also required to comply with the relevant provisions of the BCBCA regarding conflicts of interest.
The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information.  The Board has adopted a written Corporate Disclosure and Trading Policy to ensure that Entrée and its directors, officers, employees and consultants satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.
Standing Committees
The Board has four standing committees, namely the Audit Committee (the “Audit Committee”), the Compensation Committee, the CGNC and the Technical Committee (the “Technical Committee”).  Their mandates and memberships are outlined below.
Audit Committee
The Audit Committee meets with the CEO and CFO of Entrée and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Audit Committee also recommends to the Board the auditors to be appointed, subject to Shareholder approval.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.  The Audit Committee is composed of Anna Stylianides (chair), Mark Bailey and James Harris, all of whom are independent (as defined in NI 52‑110 and NYSE MKT Company Guide section 803(B)(2)(a)(i)) and financially literate (as defined in NI 52‑110 and NYSE MKT Company Guide section 803(B)(2)(a)(iii)). The Board assessed the qualifications of Ms. Stylianides, and has determined that Ms. Stylianides also qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S‑K under the U.S. Exchange Act, as amended).
The Board has adopted a written position description for the chair of the Audit Committee.  The chair is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter.  The chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from Entrée or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.
The AIF, and Entrée’s annual report on Form 40‑F for its financial year ended December 31, 2016, filed with the United States Securities and Exchange Commission on EDGAR, contains additional disclosure regarding the Audit Committee.  Please refer to the section of the AIF entitled “Standing Committees of the Board of Directors” on page 117 and the section of the Form 40‑F entitled “Audit Committee Financial Expert” for further information.

Compensation Committee
The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of Entrée.
The Board has adopted a written position description for the chair of the Compensation Committee.  The chair is generally responsible for overseeing the Compensation Committee in its responsibilities.  The chair’s duties and responsibilities include presiding at each meeting of the Compensation Committee, leading the Compensation Committee in discharging its tasks and reporting to the Board on the activities of the Compensation Committee.
For additional information regarding the Compensation Committee, please see “Statement of Executive Compensation – Compensation Governance” above.
Technical Committee
The Technical Committee consists of Alan Edwards (chair), Mark Bailey and Stephen Scott, each of whom is a professional geologist or mining engineer or otherwise has sufficient expertise to comprehend and evaluate technical issues associated with Entrée’s properties. Mr. Edwards and Mr. Bailey are independent directors. Mr. Scott is not independent by virtue of the fact that he is an executive officer of Entrée.
The primary objective of the Technical Committee is to review and make recommendations to the Board regarding the approval of budgets, exploration programs and other activities related to Entrée’s mining properties.  The Board has adopted a Technical Committee Charter, which provides that the Technical Committee must have at least three members, at least one of whom is independent, and all of whom are engineers or geoscientists, or otherwise have sufficient expertise to comprehend and evaluate technical issues associated with Entrée’s mining properties.  The Technical Committee must meet at least one time per year.
The Board has adopted a written position description for the chair of the Technical Committee, who should be independent.  The chair is generally responsible for overseeing the Technical Committee in its responsibilities.  The chair’s duties and responsibilities include presiding at each meeting of the Technical Committee, leading the Technical Committee in discharging its tasks and reporting to the Board on the activities of the Technical Committee.
Corporate Governance and Nominating Committee (CGNC)
The CGNC is composed of James Harris (chair), Alan Edwards and Anna Stylianides, all of whom are independent directors.
The primary objective of the CGNC is to assist the Board in fulfilling its oversight responsibilities by: (i) developing and recommending to the Board corporate governance guidelines for Entrée and making recommendations to the Board with respect to corporate governance guidelines; (ii) reviewing the performance of the Board, Board members, Board committees and management; and (iii) identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment.  Pursuant to the written Corporate Governance and Nominating Committee Charter, all members must have a working familiarity with corporate governance practices.  The CGNC may form and delegate authority to subcommittees when appropriate, and must meet not less frequently than one time per year.
The Board has adopted a written position description for the chair of the CGNC.  The chair is generally responsible for overseeing the CGNC in its responsibilities.  The chair’s duties and responsibilities include ensuring the independence of the Board in the discharge of its responsibilities, presiding at each meeting of the CGNC, leading it in discharging its tasks and reporting to the Board on its activities.

Nomination of Directors
The CGNC examines the size and composition of the Board and recommends adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making, having due regard for the benefits of diversity. It also identifies and assesses the necessary and desirable competencies and characteristics for Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Board.  The CGNC identifies individuals qualified to become members of the Board, actively seeks out such individuals when there is a vacancy or when so directed by the Board, and makes recommendations to the Board for the appointment or election of director nominees and for membership on other committees of the Board.
Assessments
The CGNC regularly reviews the time required from non‑executive directors to perform their functions and assesses whether they are satisfying those time requirements.  It receives comments from all directors as to the Board’s performance, is responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable.  It is required to report annually to the Board on such assessments.
Representation of Women on the Board and in Executive Officer Positions
Entrée has adopted a Board Diversity Policy (the “Board Diversity Policy”), which confirms Entrée’s commitment to achieving and maintaining diversity on the Board, with a specific emphasis on gender diversity. Entrée recognizes and embraces the benefits of having a diverse board that may draw on a variety of perspectives, skills, experience and expertise to facilitate effective decision making. Entrée also views diversity at the board level as an important element in strong corporate governance.
Entrée recognizes that gender diversity is a significant aspect of diversity, and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. However, the Board Diversity Policy does not specifically call for the identification and nomination of women directors. Candidates will be recommended for appointment or election as directors based on merit considered against objective criteria, having due regard for the benefits of diversity. Entrée believes other aspects of diversity must also be considered, including skills, experience, education, age, ethnicity, and geographical and cultural background, in order to ensure that the Board, as a whole, reflects a range of viewpoints, background, skills, experience and expertise.
New members of the Board are nominated, or recommended for the Board’s selection, by the CGNC. In fulfilling its responsibilities to identify individuals qualified to become members of the Board, the CGNC will consider (i) the independence of each nominee; (ii) the experience and background of each nominee; (iii) having a balance of skills for the Board and its committees to meet their respective mandates; (iv) the benefits of diversity on the Board, including gender diversity, as outlined in Board Diversity Policy; (v) the level of representation of women on the Board, in order to support the specific objective of gender diversity; (vi) the past performance of directors being considered for re‑election; (vii) applicable regulatory requirements; and (viii) such other criteria as may be established by the Board or the CGNC from time to time. No fixed targets or quotas relating to the representation of women on the Board have been adopted, although the CGNC is responsible for setting measurable objectives for promoting diversity, with a particular emphasis on gender diversity, and recommending them to the Board for approval on an annual basis. One of the six directors on the Board is a woman (14%).
Entrée does not consider the level of women in executive officer positions when making executive officer appointments, and no fixed targets or quotas relating to the representation of women in executive officer positions have been adopted. The Board will consider candidates who have been selected, often with the assistance of an executive search firm, based on the primary considerations of experience, skills, ability, education and compatibility with Entrée’s corporate vision, values and principles, including Entrée’s commitment to diversity. One of Entrée’s four executive officers, namely the Vice President, Legal Affairs, is a woman (25%).

Board Renewal
Entrée has not adopted a mandatory retirement age for directors or imposed any restrictions on a director’s ability to stand for re‑election. Entrée is of the opinion that imposing such restrictions could put Entrée at risk of losing longer serving directors who have an in‑depth knowledge and understanding of Entrée and its business. This loss of knowledge and understanding would not necessarily be in the best interests of Entrée or its Shareholders. However, to balance the benefits of experience with the need for new perspective, the Board Diversity Policy provides that periodically, but at least once every three years, the Board will consider the need for and, if deemed necessary, implement a renewal program intended to achieve what the Board believes to be a desirable balance of skills, experience, expertise, gender, age and other diversity criteria. The CGNC also leads an annual Board assessment process, and will recommend adjustments from time to time to ensure necessary and desirable competencies and characteristics are represented on the Board and the Board is of a size and composition that facilitates effective decision making.
APPOINTMENT OF AUDITOR
Shareholders will be asked to approve the re‑appointment of Davidson & Company LLP, Chartered Accountants, as the auditor of Entrée to hold office until the next annual general meeting of the Shareholders at a remuneration to be fixed by the directors.  Davidson & Company LLP, Chartered Accountants were first appointed on July 31, 1997.
Only Shareholders are entitled to vote on the appointment of the Auditor.
AMENDMENTS TO AND RENEWAL OF OPTION PLAN
Entrée has a “rolling” incentive stock option plan.  The maximum aggregate number of Entrée Common Shares issuable pursuant to Stock Options awarded under the Option Plan and outstanding from time to time may not exceed 10% of the issued and outstanding Entrée Common Shares from time to time.
As the number of issued and outstanding Entrée Common Shares increases, Entrée may increase the number of shares reserved for issuance, upon application to the TSX.  The Option Plan automatically makes exercised Stock Options available for subsequent grants under the Option Plan and provides for the reservation and issuance of additional Entrée Common Shares pursuant to such options.  The unallocated Stock Options under the Option Plan must be renewed by Shareholders every three years in accordance with TSX requirements, failing which no further options may be awarded under the Option Plan.  Shareholders are being asked to approve certain amendments to and the renewal of the Option Plan at this Meeting.
As at the date of this Circular, Stock Options to purchase 8,240,000 Entrée Common Shares (4.77% of Entrée’s current outstanding capital) are outstanding and 9,040,296 Entrée Common Shares (5.23% of Entrée’s current outstanding capital) are available for future Stock Option awards under the Option Plan. 2,160,494 Entrée Common Shares (1.25% of Entrée’s current outstanding capital) have been issued upon the exercise of Stock Options since Shareholders last approved unallocated Stock Options on June 26, 2014.
Pursuant to the Plan of Arrangement, Optionholders will receive an Entrée Replacement Stock Option to purchase an Entrée New Common Share and a Spinco Replacement Stock Option to purchase a Spinco Common Share, which together represents the same entitlements that existed prior to the Plan of Arrangement.
In addition to asking Shareholders to approve the renewal of the Option Plan, if the Arrangement is completed, management is recommending that the Option Plan be amended to include a specific termination provision for Entrée Replacement Stock Options issued to existing Optionholders after the Effective Date under the Plan of Arrangement.  The termination provision is substantially the same as the termination provision for other Stock Options, except that the Fixed Expiry Date for an Entrée Replacement Stock Option will be the expiry date fixed by the Board for the original Stock Option granted before the Effective Date, and the termination provision will only apply once a holder of an Entrée Replacement Stock Option ceases to be a director, officer, employee or consultant of Entrée and Spinco or any of their affiliates.

The Board believes that the proposed amendments to the Option Plan are necessary and in the best interests of Entrée and its Securityholders in the event the Plan of Arrangement becomes effective.  Directors have approved the amendments to the Option Plan, subject to acceptance by the TSX and Shareholder approval. No other material terms or conditions of the Option Plan have been amended.  A copy of the Option Plan, as amended, will be available at the Meeting for review by the Shareholders.  In addition, upon request, Shareholders may obtain a copy of the Option Plan, as amended, from Entrée prior to the Meeting.
The Option Plan renewal was approved by Shareholders at the annual general meeting held on June 26, 2014, at which time Shareholders passed a resolution authorizing and approving unallocated Stock Options under the Option Plan until June 26, 2017.  Entrée will not award any further Stock Options under the Option Plan pending Shareholder approval of the amendments to and the renewal of the Option Plan at this Meeting.  If Shareholders do not approve the amendments to and the renewal of the Option Plan at this Meeting, all unallocated Stock Options will be cancelled and Entrée will not be permitted to award further Stock Options under the Option Plan.  All outstanding Stock Options under the Option Plan will continue unaffected.
Summary
The following is a summary of the principal terms of the Option Plan, including the proposed amendments to be considered if the Arrangement is approved by the Shareholders and Securityholders.
The maximum aggregate number of Entrée Common Shares issuable pursuant to Stock Options granted under the Option Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding Entrée Common Shares from time to time.  Entrée shall, at all times while the Option Plan is in effect, reserve a sufficient number of Entrée Common Shares to satisfy the requirements of the Option Plan.  The Option Plan also provides that exercised options will automatically be available for subsequent grants and for the reservation and issuance of additional Entrée Common Shares pursuant to such options.  Accordingly, the Option Plan constitutes both a “rolling” plan and an “evergreen” plan, and its renewal must be approved by Shareholders every three years in accordance with the policies of the TSX.
The Option Plan provides that Stock Options may be granted to directors, officers, employees and consultants (as defined in National Instrument 45-106 – Prospectus and Registration Exemptions (“NI 45-106”)) of Entrée and any of its affiliates, and to consultant companies.
The Option Plan provides that it is solely within the discretion of the Board to determine who should receive Stock Options and in what amounts.  The Board may grant Stock Options to insiders of Entrée, provided (a) the number of securities issuable to insiders (as a group) under the Option Plan, together with all other security based compensation arrangements of Entrée, cannot exceed 10% of the issued and outstanding securities of Entrée; and (b) the number of securities issued to insiders (as a group) within any one year period under the Option Plan, together with all other security based compensation arrangements of Entrée, cannot exceed 10% of the issued and outstanding securities of Entrée.
The exercise price of a Stock Option will be as set forth in the option certificate issued in respect of such Stock Option and in any event will not be less than the market value of Entrée Common Shares as of the date of the award of the option (the “Award Date”).  The market value of Entrée Common Shares for a particular Award Date is the closing price of Entrée Common Shares on the TSX on the last Trading Day immediately preceding the Award Date.  Notwithstanding the foregoing, in no case will the market value be less than the minimum prescribed by applicable regulatory authorities as would apply to the Award Date in question.
The expiry date of each Stock Option is fixed by the Board at the time the option is awarded.  No Stock Option may have a term of greater than ten years unless the expiry date falls during a voluntary trading black out period and is extended as provided below.  Typically, the Board awards Stock Options with five-year terms.  Unless otherwise provided in the option certificate, in the event an Optionholder ceases to be a director, officer, employee or consultant of Entrée other than by reason of death, or other than as a result of an employee or consultant resigning in a manner that is in breach of a written agreement, his or her vested Stock Options will expire on the earlier of the expiry date fixed by the Board (the “Fixed Expiry Date”) and the 90th day following termination of his or her relationship with Entrée.  In the case of an employee or consultant that has resigned in a manner that is in breach of a written agreement, his or her vested Stock Options will expire on the earlier of the Fixed Expiry Date and the seventh day following termination of his or her relationship with Entrée.  Vested Stock Options will expire immediately in the event a relationship with a director, officer, employee or consultant is terminated for cause.  In the event of the death of an Optionholder, his or her vested Stock Options will expire six months after the date of death, or on the Fixed Expiry Date, whichever is earlier.  Unvested Stock Options will expire immediately upon the termination of the Optionholder’s relationship with Entrée.  If the expiry date of a Stock Option falls during, or within 10 days of the end of a trading black out period that has been voluntarily imposed by Entrée, then notwithstanding anything else contained in the Option Plan, any vested portion or portions of the Stock Option then held by the Optionholder will be exercisable at any time up to but not after the date which is 10 days after the end of the trading black out period.

Rather than exercise a Stock Option in the normal course, an Optionholder may elect to terminate a Stock Option, in whole or in part and, in lieu of receiving Designated Shares receive the number of shares, disregarding fractions, which, when multiplied by the Fair Value per share of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.  For Optionholders who are citizens or residents of the United States, Fair Value means the closing price of Entrée Common Shares on the TSX on the last day preceding the day of termination.
The Board may attach other terms and conditions to the award of a particular Stock Option, including a provision that a portion or portions of the Stock Option will vest after certain periods of time or upon the occurrence of certain events.
A Stock Option may not be assigned or transferred, except that it will be exercisable by the personal representative of the Optionholder in the event of the Optionholder’s death or incapacity.  Entrée will not provide financial assistance to Optionholders to assist them in exercising their Stock Options.  However, Entrée in its sole discretion may provide tax equalization on income from option exercises for expatriates.
The Board may from time to time, by the approval of a majority of the directors, make any amendments or changes to the Option Plan, fundamental or otherwise, that the Board sees fit in its sole discretion, including the following fundamental changes:
(a)	the addition of any form of financial assistance;
(b)	any amendment to a financial assistance provision which is more favourable to eligible persons;
(c)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Option Plan reserve; and
(d)	the addition of a deferred or restricted share unit or any other provision which results in eligible persons receiving securities while no cash consideration is received by Entrée.
No Shareholder approval shall be required to make any amendments or changes to the Option Plan, fundamental or otherwise, other than as specifically required by the TSX.  The Board may also from time to time retrospectively amend the Option Plan and the terms and conditions of any option awarded thereunder, subject to the approval of the TSX, the Optionholder and, to the extent required by the TSX, Shareholders.
Proposed Amendments
In connection with the Plan of Arrangement, certain amendments will be required to the Option Plan which are described below. If the Arrangement is not approved by the Shareholders and the Securityholders, these amendments will be withdrawn and only the renewal will be considered. The proposed amendments to the Option Plan will give existing Optionholders who are issued Entrée Replacement Stock Options after the Effective Date the same rights and terms they had before the Effective Date. For holders who are issued Entrée Replacement Stock Options pursuant to the Plan of Arrangement, in the event an Entrée Replacement Stock Option holder ceases to be a director, officer, employee or consultant of Entrée and Spinco or any of their affiliates other than by reason of death, or other than as a result of an employee or consultant resigning in a manner that is in breach of a written agreement, his or her vested Entrée Replacement Stock Options will expire on the earlier of the expiry date fixed by the Board for the original Stock Option (the “Replacement Fixed Expiry Date”) and the 90th day following termination of his or her relationship with Entrée and Spinco or any of their affiliates.  In the case of an employee or consultant that has resigned in a manner that is in breach of a written agreement, his or her vested Entrée Replacement Stock Options will expire on the earlier of the Replacement Fixed Expiry Date and the seventh day following termination of his or her relationship with Entrée and Spinco or any of their affiliates. Vested Entrée Replacement Stock Options will expire immediately in the event a relationship with a director, officer, employee or consultant is terminated for cause.  In the event of the death of an Entrée Replacement Stock Option holder, his or her vested Entrée Replacement Stock Options will expire six months after the date of death, or on the Replacement Fixed Expiry Date, whichever is earlier.  Unvested Entrée Replacement Stock Options will expire immediately upon the termination of the Entrée Replacement Stock Option holder’s relationship with Entrée and Spinco or any of their affiliates.  If the expiry date of an Entrée Replacement Stock Option falls during, or within 10 days of the end of a trading black out period that has been voluntarily imposed by Entrée, then notwithstanding anything else contained in the Option Plan, any vested portion or portions of the Entrée Replacement Stock Options then held by the Entrée Replacement Stock Option holder will be exercisable at any time up to but not after the date which is 10 days after the end of the trading black out period.

Shareholder Approval
The TSX requires Entrée to obtain Shareholder approval of the amendments to the Option Plan and the renewal of the Option Plan.  Entrée is asking Shareholders to vote affirmatively on the following resolutions:
“RESOLVED THAT:
1.	the renewal of the Option Plan be approved;
2.	the Option Plan be amended as set forth in this Circular;
3.	all unallocated options issuable pursuant to the Option Plan are hereby authorized and approved;
4.	the Board be authorized to reserve a sufficient number of common shares to satisfy the requirements of the Option Plan;
5.	the Board be authorized to grant options under the Option Plan until May 1, 2020, being the date that is three years from the Meeting date; and
6.
any one or more of the directors or senior officers of Entrée be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Entrée, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.”

Only Shareholders are entitled to vote on the amendments to and the renewal of the Option Plan.
NAME CHANGE TO ENTRÉE RESOURCES LTD.
Shareholders will be asked to consider and, if thought appropriate, pass, with or without variation, an ordinary resolution (the “Name Change Resolution”) authorizing an amendment to the articles of Entrée in order to change the name of Entrée to “Entrée Resources Ltd.” (the “Name Change”) in substantially the form set forth below:
“RESOLVED THAT:
1.	Entrée’s Notice of Articles be altered by changing the name of Entrée to “Entrée Resources Ltd.”;

2.
subject to the deposit of this resolution at Entrée’s records office, the solicitors for Entrée are authorized and directed to prepare and electronically file the Notice of Alteration with the British Columbia Registrar of Companies and upon the Notice of Alteration taking effect, Entrée’s Articles be altered to reflect the change of name;

3.	the Board, without further notice to or approval of the Shareholders, may elect not to proceed or otherwise give effect to the Name Change Resolution; and
4.
any one or more of the directors or officers of Entrée be authorized and directed to perform all such acts and things and execute, under the seal of Entrée or otherwise, all such documents and other writings, as may be required to give effect to the true intent of this resolution.”

The Name Change will be subject to (i) the new name being acceptable to the British Columbia Registrar of Companies and the TSX and; (ii) receipt of all required approvals (including the approval of the Name Change Resolution by Shareholders at the Meeting). If the requisite approvals are received, the Name Change will be effected at a time determined by the Board.
Only Shareholders are entitled to vote on the Name Change.
THE PLAN OF ARRANGEMENT
Approval of Arrangement Resolution
At the Meeting, both Shareholders and Securityholders, voting as single class, will be asked to approve the Arrangement Resolution, substantially in the form set out in Schedule “A” to this Circular.  In order for the Arrangement Resolution to be approved, it must be passed by: (i) at least two-thirds of the votes cast by the Shareholders; and (ii) at least two-thirds of the votes cast by the Securityholders, voting together as a single class, present in person or by proxy and entitled to vote at the Meeting.
Background to the Arrangement
Entrée is engaged in the business of exploration and development of mineral properties. Entrée has property interests in the United States, Mongolia, Peru and Australia.
On February 28, 2017, Entrée announced its intention to reorganize its business through the Arrangement, by disposing of all of the issued and outstanding shares of Entrée U.S. Holdings to Spinco in consideration for Spinco Common Shares. Entrée U.S. Holdings owns the Ann Mason Project in Nevada and the Lordsburg property in New Mexico.
Pursuant to the Plan of Arrangement: (i) the Shareholders will receive shares in Spinco in proportion to their shareholdings in Entrée, (ii) Optionholders will receive one Entrée Replacement Stock Option and 0.45 of one Spinco Replacement Stock Option, and (iii) Warrantholders will receive one Entrée Replacement Warrant and 0.45 of one Spinco Replacement Warrant. There will be no change in Securityholders’ existing interests in Entrée.
Reasons for the Plan of Arrangement and Recommendation of the Board
After careful consideration, the Board has unanimously determined that the Plan of Arrangement is fair and in the best interests of Entrée, the Shareholders and the Securityholders.  Accordingly, the Board unanimously recommends that the Shareholders and the Securityholders vote FOR the Arrangement Resolution.

The Board believes the Plan of Arrangement is in the best interest of Entrée for the following reasons:
(a)
The Plan of Arrangement is expected to result in two separate and focused, well-capitalized entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile;

(b)
The Plan of Arrangement is expected to allow Entrée to focus on (i) its carried joint venture interest in a substantial prospective land package which includes two of the Oyu Tolgoi deposits in Mongolia; and (ii) potentially acquiring other value accreting and synergistic assets;

(c)	The Plan of Arrangement is expected to maximize Shareholder value by allowing the market to value Entrée’s assets independently of the Ann Mason Project; and
(d)	It is expected that transferring the Ann Mason Project and Lordsburg property from Entrée to Spinco will accelerate development of the projects and give scope to new acquisitions.
In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to the risks set out under “The Plan of Arrangement – Plan of Arrangement Risk Factors”
The foregoing discussion summarizes the material information and factors considered by the Board in their consideration of the Plan of Arrangement.  The Board collectively reached its unanimous decision with respect to the Plan of Arrangement in light of the factors described above and other factors that each member of the Board felt were appropriate.  In view of the wide variety of factors and the quality and amount of information considered, the Board did not find it useful or practicable to, and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination.  Individual members of the Board may have given different weight to different factors.
Steps of the Plan of Arrangement
Prior to the Plan of Arrangement, Entrée will have transferred the Capital Contribution to Spinco.
Pursuant to the Plan of Arrangement, the following steps will be deemed to have occurred in the following order:
(a)
Each Dissent Share shall be repurchased by Entrée for cancellation in consideration for a debt-claim against Entrée to be paid the fair value of such Dissent Share in accordance with the Plan of Arrangement, and such Dissent Share shall thereupon be cancelled;

(b)
Entrée shall dispose of all of the issued and outstanding shares of Entrée U.S. Holdings to Spinco, and in sole consideration therefor, Spinco shall issue to Entrée that number of Spinco Common Shares, determined by the following formula:

A – B – C
where
A is the number of issued and outstanding Entrée Common Shares at that time (for greater certainty, excluding all Dissent Shares) multiplied by 0.45,
B is the number of issued and outstanding Spinco Common Shares immediately before that time, and
C is the aggregate of all amounts each of which is a Fractional Share Amount in respect of a Shareholder at that time (for greater certainty, excluding a Fractional Share Amount in respect of a Dissent Share), such that following the Issuance, the number of issued and outstanding Spinco Common Shares shall be equal to the aggregate number of Spinco Common Shares distributable to the Shareholders on the Share Exchange having regard to the Round Down Provision, and in connection with the Issuance,
(i)	Entrée shall be removed from and Spinco shall be added to the central securities register for the shares of Entrée U.S. Holdings; and
(ii)	an amount equal to the fair market value of the issued and outstanding shares of Entrée U.S. Holdings shall be added to the capital in respect of the Spinco Common Shares;
(c)	The authorized share structure of Entrée shall be reorganized and altered by:
(i)
changing the identifying name of the issued and unissued Entrée Common Shares from “Common shares” to “Class A Common shares” and amending the special rights and restrictions attached to those shares to provide the holders thereof with two votes in respect of each share held; and

(ii)
creating a new class of shares without par value issuable in an unlimited number with the identifying name “Class B Common shares” having special rights and restrictions identical to those attaching to the Entrée Common Shares prior to the amendments described above;

(d)	Each holder of a Stock Option will dispose of its Stock Option held and in sole consideration therefor will concurrently receive:
(i)
one Entrée Replacement Stock Option having an exercise price equal to the product obtained by multiplying: (A) the exercise price of the Stock Option by (B) the Entrée Ratio, rounded up to the nearest whole cent; and

(ii)
0.45 of one Spinco Replacement Stock Option having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Stock Option by 0.45; by (B) the Spinco Ratio, rounded down to the nearest whole cent in any case where, after such rounding, the aggregate In The Money Amount of the Entrée Replacement Stock Option and fraction of the Spinco Replacement Stock Option received would not exceed the In The Money Amount of the Stock Option disposed of, and rounded up to the nearest whole cent in any other case, all in accordance with the intention to comply with the provisions of subsection 7(1.4) of the Tax Act, except that the aggregate number of Spinco Replacement Stock Options issuable to a holder of Stock Options having a common expiry date and exercise price shall be rounded down to the nearest whole number, and all Stock Options shall thereupon be cancelled;
(e)	Each Warrant shall be exchanged for
(i)
one Entrée Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the exercise price of the Warrant; by (B) the Entrée Ratio, rounded up to the nearest whole cent; and

(ii)
0.45 of one Spinco Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Warrant by 0.45; by (B) the Spinco Ratio, rounded down to the nearest whole cent, except that the aggregate number of Spinco Replacement Warrants issuable to a holder of a Warrant having a common expiry date and exercise price shall be rounded down to the nearest whole number, and the Warrants shall thereupon be cancelled;

(f)	Each Shareholder shall dispose of all of its Entrée Common Shares to Entrée and in consideration therefor, Entrée shall issue or distribute to the Shareholder:
(i)	the same number of Entrée New Common Shares; and
(ii)	that number of Spinco Common Shares equal to the product of the number of Entrée Common Shares held and 0.45, less the Fractional Share Amount, if any, in respect of that Shareholder, and in connection with the Share Exchange,
(iii)
the name of each Entrée Shareholder shall be removed from the central securities register for the Entrée Common Shares and added to the central securities register for the Entrée New Common Shares and the Spinco Common Shares as the holder of the number of Entrée New Common Shares and Spinco Common Shares, respectively, received pursuant to the Share Exchange;

(iv)	the Entrée Common Shares shall be cancelled and the capital in respect of such shares shall be reduced to nil; and
(v)
an amount equal to the capital of the Entrée Common Shares immediately before the Share Exchange less the aggregate fair market value of the Spinco Common Shares distributed on the Share Exchange shall be added to the capital in respect of the Entrée New Common Shares; and

(g)	The authorized share structure of Entrée shall be reorganized and altered by:
(i)	eliminating the Entrée Common Shares from the authorized share structure of Entrée; and
(ii)	changing the identifying name of the issued and unissued Entrée New Common Shares from “Class B Common shares” to “Common shares”.
No fractional Spinco Common Shares shall be distributed by Entrée to a Shareholder on the Share Exchange. If Entrée would otherwise be required to distribute to a Shareholder an aggregate number of Spinco Common Shares that is not a round number, then the number of Spinco Common Shares distributable to that Shareholder shall be rounded down to the next lesser whole number of Spinco Common Shares and that Shareholder shall not receive any compensation in respect thereof. Notwithstanding the foregoing, if the Round Down Provision would otherwise result in the number of Spinco Common Shares distributable to a particular Entrée Shareholder being rounded down from one to nil, then the Round Down Provision shall not apply and Entrée shall distribute one Spinco Common Share to that Shareholder.
Effect of the Plan of Arrangement
Upon completion of the Plan of Arrangement, Shareholders will continue to hold shares of Entrée in the same number and proportion as prior to the Plan of Arrangement. Shareholders will receive Spinco Common Shares in proportion to their shareholdings in Entrée by way of the Share Exchange, pursuant to which each existing Entrée Common Share is exchanged for one Entrée New Common Share and 0.45 of a Spinco Common Share.

Optionholders and Warrantholders will also hold their respective Securities in the same number and proportion as prior to the Plan of Arrangement. Optionholders will receive one Entrée Replacement Stock Option and 0.45 of one Spinco Replacement Stock Option, and Warrantholders will receive one Entrée Replacement Warrant and 0.45 of one Spinco Replacement Warrant.
Plan of Arrangement Risk Factors
There are risks associated with the Plan of Arrangement including:
Entrée and Spinco may not obtain the necessary approvals for completion of the Plan of Arrangement on satisfactory terms or at all
Completion of the Plan of Arrangement is subject to the approval of the Court and the receipt of all necessary Shareholder and Securityholder approvals and third-party consents.  There can be no certainty, nor can there be any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.
The Arrangement Agreement may be terminated in certain circumstances
Entrée and Spinco may terminate the Arrangement Agreement and the Plan of Arrangement in certain circumstances. Accordingly, there can be no certainty that the Arrangement Agreement will not be terminated before the completion of the Plan of Arrangement.
The market price for the Entrée Common Shares may decline
If the Arrangement Resolution is not approved by the Shareholders and Securityholders or, even if the Arrangement Resolution is approved, as a result of the Ann Mason Project being transferred to Spinco, an entity separate from Entrée, the market price of the Entrée Common Shares may decline to the extent that the current market price of the Entrée Common Shares reflects a market assumption that the Plan of Arrangement will be completed or to the extent the current market price of the Entrée Common Shares reflects the value associated with the Ann Mason Project, as applicable.
Effective Date and Conditions of the Plan of Arrangement
If the Arrangement Resolution is approved, the Final Order is obtained approving the Plan of Arrangement, every requirement of the BCBCA relating to the Plan of Arrangement has been complied with and all other conditions disclosed under “The Plan of Arrangement - Conditions to the Plan of Arrangement Becoming Effective” are met or waived, the Plan of Arrangement will become effective.  Entrée presently expects that the Effective Date will be on or about May 9, 2017.
Conditions to the Plan of Arrangement Becoming Effective
Completion of the Plan of Arrangement is subject to a number of specified conditions being met as of the Effective Time, including:
(a)	the Interim Order shall not have been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;
(b)	the Arrangement Resolution shall have been approved by the required number of votes cast by Shareholders and Securityholders at the Meeting;
(c)
the Court shall have determined that the terms and conditions of the exchange of Entrée Common Shares for Entrée New Common Shares and Spinco Common Shares in the Plan of Arrangement are procedurally and substantively fair to Securityholders, and the Final Order shall have been obtained in form and substance satisfactory to all Parties, each acting reasonably, not later than May 30, 2017 or such later date as the Parties may agree;

(d)
the TSX shall have given conditional acceptance to the listing thereon of the Spinco Common Shares to be distributed pursuant to the Plan of Arrangement, subject to compliance with the usual requirements of the TSX;

(e)
all material consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders, required for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received from the Authorities, including applicable orders, rulings and registrations pursuant to the Securities Act and the comparable Securities Legislation of the other applicable provinces and territories of Canada to permit the Spinco Common Shares to be distributed pursuant to the Plan of Arrangement;

(f)
no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Plan of Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and no cease trading or similar order with respect to any securities of any of the Parties shall have been issued and remain outstanding;

(g)
none of the consents, orders, rulings, approvals or assurances required for the implementation of the Plan of Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the Parties, acting reasonably;

(h)
no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Plan of Arrangement, including any material change to the income tax laws of Canada, which would have a material adverse effect upon Securityholders if the Plan of Arrangement is completed;

(i)
the issuance of the Spinco Common Shares, the Entrée Replacement Stock Options, the Entrée Replacement Warrants, the Spinco Replacement Stock Options, the Spinco Replacement Warrants and the Entrée New Common Shares shall be exempt from the registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

(j)	the Arrangement Agreement shall not have been terminated; and
(k)	no more than 5% of Shareholders, in the aggregate, shall have exercised their Dissent Rights.
The obligation of each Party to complete the transactions contemplated by the Arrangement Agreement is further subject to the condition, which may be waived by such Party without prejudice to its right to rely on any other condition in its favour, that the covenants of the other Party to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by it and that the representations and warranties of the other Party shall be true and correct in all material respects as at the Effective Date (except for representations and warranties made as of the specific date, the accuracy of which shall be determined as at that specific date), with the same effect as if such representations and warranties had been made at, and as of, such time and each such Party shall receive a certificate, dated the Effective Date, of a senior officer of each other Party confirming the same.
The Arrangement Agreement provides that it may be terminated in certain circumstances before the Effective Date notwithstanding approval of the Plan of Arrangement by the Shareholders, Securityholders and the Court.
Additional Terms of the Arrangement Agreement
In addition to the terms and conditions of the Arrangement Agreement set out elsewhere in this Circular, additional terms described below apply.  The description of the Arrangement Agreement, both below and elsewhere in this Circular, is summary only, not comprehensive and is qualified in its entirety by reference to the terms of the Arrangement Agreement which may be found at www.sedar.com.

Mutual Covenants of Entrée and Spinco
Each of Spinco and Entrée covenanted with the other Party in the Arrangement Agreement that it will:
(a)	use commercially reasonable efforts and do all things reasonably required of it to cause the Plan of Arrangement to become effective on or before June 30, 2017;
(b)
do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required, both prior to and after the Effective Date, to facilitate the carrying out of the intent and purposes of the Arrangement Agreement;

(c)	use commercially reasonable efforts to cause each of the conditions precedent set forth in the Arrangement Agreement, which are within its control, to be satisfied on or prior to May 31, 2017; and
(d)
indemnify and save harmless the other Party from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which such Party or any of its representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in any information included in the Circular that is provided by the other for the purpose of inclusion in the Circular; and
(ii)
any order made, or any inquiry, investigation or proceeding pursuant to any applicable Securities Legislation, or by any Authority, based on any misrepresentation or any alleged misrepresentation in any information provided by the other for the purpose of inclusion in the Circular.

Entrée’s Covenants
Entrée agreed in the Arrangement Agreement that it will:
(a)	until the Effective Date, not perform any act or enter into any transaction which interferes or is inconsistent with the completion of the Plan of Arrangement;
(b)	apply to the Court for the Interim Order;
(c)
solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, as soon as practicable, this Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable law, and, subject to receipt of the Interim Order, convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with the Interim Order and as otherwise required by law;

(d)
in a timely and expeditious manner, file this Circular in all jurisdictions where the same is required to be filed by it and mail the same to the Securityholders in accordance with the Interim Order and applicable law;

(e)
ensure that the information set forth in this Circular relating to Entrée and its subsidiaries, and their respective businesses and properties and the effect of the Plan of Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

(f)	without limiting the generality of any of the foregoing covenants, until the Effective Date except as required to effect the Plan of Arrangement or with the consent of Spinco will not:
(i)	issue any additional Entrée Common Shares or other securities of Entrée except pursuant to the exercise of outstanding Stock Options or Warrants prior to the date hereof;
(ii)	issue or enter into any agreement or agreements to issue or grant options, warrants or rights to purchase any Entrée Common Shares or other securities of Entrée; and

(iii)	alter or amend its constating documents as the same exist at the date of the Arrangement Agreement except as specifically provided for hereunder;
(g)
prior to the Effective Date, make application to the applicable regulatory Authorities for such orders under applicable securities and/or corporate laws as may be necessary or desirable in connection with the Plan of Arrangement; and

(h)
perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Plan of Arrangement, including (without limitation) using commercially reasonable efforts to obtain:

(i)	the approval of Shareholders and Securityholders required for the implementation of the Plan of Arrangement;
(ii)
the Interim Order and, subject to the obtaining of all required consents, orders, rulings and approvals (including, without limitation, required approvals of Shareholders and Securityholders), the Final Order;

(iii)
such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Plan of Arrangement, including those referred to in the Arrangement Agreement; and

(iv)	satisfaction of the conditions precedent referred to in the Arrangement Agreement.
Spinco’s Covenants
Spinco agrees in the Arrangement Agreement that it will:
(a)	until the Effective Date, not perform any act or enter into any transaction which interferes or is inconsistent with the completion of the Plan of Arrangement;
(b)	cooperate with and support Entrée in its application for the Interim Order and the preparation of this Circular;
(c)	without limiting the generality of any of the foregoing covenants, until the Effective Date except as required to give effect to the Plan of Arrangement or with the consent of Entrée will not:
(i)	issue any additional Spinco Common Shares or other securities of Spinco other than in connection with the Plan of Arrangement or transactions required in order to effect the Plan of Arrangement;
(ii)	issue or enter into any agreement or agreements to issue or grant options, warrants or rights to purchase any Spinco Common Shares or other securities of Spinco; and
(iii)	alter or amend its constating documents as the same exist at the date of this Agreement except as specifically provided for hereunder; and
(d)
perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Plan of Arrangement, including (without limitation) using commercially reasonable efforts to obtain:

(i)
such consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Plan of Arrangement, including those referred to in the Arrangement Agreement; and

(ii)	satisfaction of the conditions precedent referred to in the Arrangement Agreement.
Court Approval of the Plan of Arrangement and Effective Date
The Plan of Arrangement requires the approval of the Court under the BCBCA.
On March 16, 2017 prior to mailing of the material in respect of the Meeting, Entrée obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and issued a notice of hearing for the Final Order to approve the Plan of Arrangement.  Attached to this Circular as Schedule “C” is a copy of the Interim Order and attached as Schedule “D” is the notice of hearing (the “Notice of Hearing”) for the Final Order.
Subject to the approval of the Arrangement Resolution by Shareholders and Securityholders at the Meeting, the Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m., Vancouver time, on May 3, 2017, or as soon thereafter as counsel for Entrée may be heard, at the Law Courts, 800 Smithe Street, Vancouver, British Columbia.  Securityholders who wish to participate in or be represented at the Court hearing should consult with their legal adviser as to the necessary requirements.
At the Court hearing, Securityholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court.  Although the authority of the Court is very broad under the BCBCA, Entrée has been advised by counsel that the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the terms and conditions of the Plan of Arrangement to Securityholders and the rights and interests of every person affected.  The Court may approve the Plan of Arrangement as proposed or as amended in any manner as the Court may direct.  The Final Order is required for the Plan of Arrangement to become effective and, prior to the hearing of the Final Order, the Court will be informed that the Final Order will also constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to the Spinco Common Shares, the Entrée Replacement Stock Options, the Entrée Replacement Warrants, the Spinco Replacement Stock Options, the Spinco Replacement Warrants and the Entrée New Common Shares to be distributed pursuant to the Plan of Arrangement.  See “Securities Laws Considerations – U.S. Securities Laws”.
Under the terms of the Interim Order, each Securityholder will have the right to appear and make representations at the application for the Final Order.  Any person desiring to appear at the hearing to be held by the Court to approve the Plan of Arrangement pursuant to the Notice of Hearing is required to file with the Court and serve upon Entrée at the address set out below, on or before 4:00p.m.,Vancouver time, on May 1, 2017, a notice of his, her or its response to petition, including his, her or its address for delivery, together with any evidence or materials which are to be presented to the Court.  The response to petition and supporting materials must be delivered, within the time specified, to Entrée at the following address:
Attention: Hunter Parsons
Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street
P.O. Box 48600
Vancouver, British Columbia V7X 1T2
It is presently contemplated that the Effective Date will be on or about May 9, 2017.
Listing of Spinco Common Shares and Approval of the TSX
It is a condition of closing to the Arrangement that the TSX has given conditional acceptance to the listing of the Spinco Common Shares.  Listing will be subject to Spinco fulfilling all the listing requirements of the TSX.  Spinco does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities, on a U.S. marketplace.
The Arrangement Agreement provides that receipt of all regulatory approvals, including without limitation, the approval of the TSX for the listing of the Spinco Common Shares to be issued pursuant to the Plan of Arrangement, is a condition precedent to the Plan of Arrangement becoming effective.

Fees and Expenses
All expenses incurred in connection with the Plan of Arrangement and the transactions contemplated thereby shall be paid by the party incurring such expenses.
RIGHTS OF DISSENTING SHAREHOLDERS
Shareholders who wish to dissent should take note that the procedures for dissenting to the Plan of Arrangement require strict compliance with sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement.
As indicated in the Notice of the Meeting, any registered holder of Entrée Common Shares is entitled to be paid the fair value of such shares in accordance with section 245 of the BCBCA if such holder duly dissents in respect of the Plan of Arrangement and the Plan of Arrangement becomes effective.  A Shareholder is not entitled to dissent with respect to such holder’s shares if such holder votes any of those shares in favour of the Arrangement Resolution.
If a Shareholder duly complies with the procedures to be taken by a registered Shareholder in exercising Dissent Rights (the “Dissent Procedures”) and is ultimately entitled to be paid for their Entrée Common Shares, the Entrée Common Shares held by such Shareholder will be deemed to be repurchased by Entrée in accordance with the terms of the Plan of Arrangement and Entrée will pay the amount to be paid in respect of the Entrée Common Shares.
A brief summary of the provisions of sections 237 to 247 of the BCBCA is set out below.
A written notice of dissent from the Arrangement Resolution pursuant to section 242 of the BCBCA, must be sent to Entrée by a registered Shareholder that has duly exercised Dissent Rights (a “Dissenting Shareholder”) by the end of business, Vancouver time, on April 26, 2017.  The notice of dissent should be delivered by registered mail to Entrée at the address for notice described below.  After the Arrangement Resolution is approved by Shareholders and within one month after Entrée notifies the Dissenting Shareholder of Entrée’s intention to act upon the Arrangement Resolution pursuant to section 243 of the BCBCA, the Dissenting Shareholder must send to Entrée, a written notice that such holder requires the purchase of all of the Entrée Common Shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those Entrée Shares (including a written statement prepared in accordance with section 244(1)(c) of the BCBCA if the dissent is being exercised by the Dissenting Shareholder on behalf of a beneficial holder).  A Dissenting Shareholder who does not strictly comply with the Dissent Procedures or, for any other reason, is not entitled to be paid fair value for his, her or its Dissenting Shares will be deemed to have participated in the Plan of Arrangement on the same basis as non-Dissenting Shareholders.
Any Dissenting Shareholder who has duly complied with section 244(1) of the BCBCA or Entrée may apply to the Court, and the Court may determine the fair value of the Dissenting Shares and make consequential orders and give directions as the Court considers appropriate.  There is no obligation on Entrée to apply to the Court.  The Dissenting Shareholder will be entitled to receive the fair value that the Dissenting Shares had immediately before the passing of the Arrangement Resolution.
Addresses for Notice
All notices of dissent to the Plan of Arrangement pursuant to section 242 of the BCBCA should be sent to Entrée at:
Entrée Gold Inc.
Attention:  Vice President, Legal Affairs
Suite 1201 – 1166 Alberni Street
Vancouver, British Columbia, V6E 3Z3

Strict Compliance with Dissent Provisions Required
The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of the Entrée Common Shares held and is qualified in its entirety by reference to sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement.  A copy of the Interim Order is attached to this Circular as Schedule “C”.  Sections 237 to 247 of the BCBCA are reproduced in Schedule “E” to this Circular.  The Dissent Procedures must be strictly adhered to and any failure by a Shareholder to do so may result in the loss of that holder’s Dissent Rights.  Accordingly, each Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures and consult such holder’s legal advisers.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Borden Ladner Gervais LLP, Canadian tax counsel to Entrée, the following fairly summarizes the principal Canadian federal income tax consequences under the Tax Act generally applicable to Shareholders in respect of the disposition of Entrée Common Shares pursuant to the Arrangement, and the acquisition, holding, and disposition of Entrée New Common Shares and Spinco Common Shares acquired pursuant to the Arrangement.
Comment is restricted to Shareholders who, for purposes of the Tax Act, (i) hold their Entrée Common Shares, and will hold their Entrée New Common Shares and Spinco Common Shares solely as capital property, and (ii) deal at arm’s length with and are not affiliated with Spinco and Entrée (each such Shareholder, a “Holder”).
Generally a Holder’s Entrée Common Share, Entrée New Common Share or Spinco Share will be considered to be capital property of the Holder provided that the Holder does not hold the share in the course of carrying on a business of buying and selling securities and has not acquired the share in one or more transactions considered to be an adventure in the nature of trade.
A Resident Holder (as defined below under “Canadian Federal Income Tax Considerations - Holders Resident in Canada”) whose Entrée Common Shares, Entrée New Common Shares or Spinco Common Shares might not otherwise be capital property may in certain circumstances irrevocably elect under subsection 39(4) of the Tax Act to have those shares, and all other “Canadian securities” (as defined in the Tax Act) held by the Resident Holder in the taxation year of the election or in any subsequent taxation year treated as capital property.  Resident Holders should consult their own tax advisers regarding the advisability of making such an election.
This summary does not apply to a Holder that:
(a)	is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act or a “specified financial institution” as defined in the Tax Act;
(b)	has elected to report its Canadian federal income tax results in a currency other than Canadian currency;
(c)
has entered or will enter into a “derivative forward agreement”, a “synthetic disposition arrangement”, or a “synthetic equity arrangement” as those terms are or are proposed to be defined in the Tax Act;

(d)	has acquired Entrée Common Shares, or will acquire Entrée New Common Shares or Spinco Common Shares, on the exercise of an employee stock option;
(e)	holds one or more Stock Options, in respect of those Stock Options; or
(f)	is a person or partnership an interest in which is a “tax shelter investment” as defined in the Tax Act.

Each such Holder should consult the Holder’s own tax advisers with respect to the consequences of the Arrangement.
This summary is based on the current provisions of the Tax Act, the regulations thereunder and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Tax Act and Regulations (the “Proposed Amendments”) announced by the Minister of Finance (Canada) prior to the date hereof.  It is assumed that the Proposed Amendments will be enacted as currently proposed and that there will be no other change in law or administrative or assessing practice, whether by legislative, governmental, or judicial action or decision, although no assurance can be given in these respects.  This summary does not take into account provincial, territorial or foreign income tax considerations, which may differ materially from the Canadian federal income tax considerations discussed below.
This summary is of a general nature only and is not and should not be construed as legal or tax advice to any particular person. Each person who may be affected by the Arrangement should consult the person’s own tax advisers with respect to the person’s particular circumstances.
Holders Resident in Canada
This portion of this summary applies solely to Holders each of whom is or is deemed to be resident solely in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (each a “Resident Holder”).
Exchange of Entrée Common Shares for Entrée New Common Shares and Spinco Common Shares
A Resident Holder who exchanges his, her or its Entrée Common Shares for Entrée New Common Shares and Spinco Common Shares pursuant to the Arrangement will be deemed to have received a taxable dividend equal to the amount, if any, by which the fair market value of the Spinco Common Shares distributed to the Resident Holder pursuant to the Share Exchange at the time of the Share Exchange exceeds the paid-up capital (“PUC”) of the Resident Holder’s Entrée Common Shares determined at that time.  Any such taxable dividend will be taxable as described below under “Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Dividends”. Entrée has informed counsel that Entrée expects that the fair market value of all Spinco Common Shares distributed to Shareholders pursuant the Share Exchange under the Arrangement will not exceed the PUC of the Entrée Common Shares.  Accordingly, Entrée does not expect that any Resident Holder will be deemed to receive a taxable dividend on the Share Exchange.
A Resident Holder who exchanges his, her or its Entrée Common Shares for Entrée New Common Shares and Spinco Common Shares on the Share Exchange will realize a capital gain equal to the amount, if any, by which the fair market value of those Spinco Common Shares at the time of the Share Exchange, less the amount of any taxable dividend deemed to be received by the Resident Holder as described in the preceding paragraph, exceeds the adjusted cost base (“ACB”) of the Resident Holder’s Entrée Common Shares determined immediately before the Share Exchange.  Any capital gain so realized will be taxable as described below under “Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Losses”.
The Resident Holder will acquire the Spinco Common Shares received on the Share Exchange at a cost equal to their fair market value at that time, and the Entrée New Common Shares received on the Share Exchange at a cost equal to the amount, if any, by which the ACB of the Resident Holder’s Entrée Common Shares immediately before the Share Exchange exceeds the fair market value of the Spinco Common Shares at the time of the Share Exchange.
Disposition of Entrée New Common Shares or Spinco Common Shares after the Arrangement
A Resident Holder who disposes or is deemed to dispose of an Entrée New Common Share or Spinco Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition therefor are greater (or less) than the ACB of the share to the Resident Holder, less reasonable costs of disposition.  Any such capital gain or capital loss will be taxable or deductible as described below under “Canadian Federal Income Tax Considerations - Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Exchange of Warrants for Entrée Replacement Warrants and Spinco Replacement Warrants
A Resident Holder who exchanges Warrants for Entrée Replacement Warrants and Spinco Replacement Warrants will be deemed to dispose of their Warrants for proceeds of disposition equal to the aggregate fair market value of the Entrée Replacement Warrants and Spinco Replacement Warrants received on the exchange. Consequently, a Resident Holder will generally realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition for the Warrants are greater (or less) than the ACB of the Warrants to the Resident Holder, less reasonable costs of disposition.  Any such capital gain or capital loss will be taxable or deductible as described below under “Canadian Federal Income Tax Considerations - Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.
Taxation of Dividends
A Resident Holder who is an individual (other than certain trusts) and receives or is deemed to receive a taxable dividend in a taxation year on the Holder’s Entrée Common Shares, Entrée New Common Shares, or Spinco Common Shares will be required to include the amount of the dividend in income for the year, subject to the dividend gross-up and tax credit rules applicable to taxable dividends received by a Canadian resident individual from a taxable Canadian corporation, including the enhanced dividend gross-up and tax credit applicable to the extent that Entrée or Spinco, as the case may be, designates the taxable dividend to be an “eligible dividend” in accordance with the Tax Act.  Dividends received by an individual may give rise to alternative minimum tax.
A Resident Holder that is a corporation and receives or is deemed to receive a taxable dividend in a taxation year on its Entrée Common Shares, Entrée New Common Shares, or Spinco Common Shares must include the amount in its income for the year, but generally will be entitled to deduct an equivalent amount from its taxable income. A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 38 1/3% on any such dividends to the extent that the dividend is deductible in computing the corporation’s taxable income.
Taxation of Capital Gains and Capital Losses
A Resident Holder who realizes a capital gain or capital loss in a taxation year on the actual or deemed disposition of an Entrée Share, Entrée New Common Share or Spinco Share generally will be required to include one half of any such capital gain (a “taxable capital gain”) in income for the year, and entitled to deduct one half of any such capital loss (an “allowable capital loss”) against taxable capital gains realized in the year and, to the extent not so deductible, in any of the three preceding taxation years or any subsequent taxation year, to the extent and in the circumstances specified in the Tax Act.
The amount of any capital loss realized by a Resident Holder that is a corporation on the actual or deemed disposition of an Entrée Share, Entrée New Common Share or Spinco Share may be reduced by the amount of dividends received or deemed to have been received by it on the share (or on a share substituted therefor) to the extent and in the circumstances described in the Tax Act. Similar rules may apply where the corporation is a member or beneficiary of a partnership or trust that held the share, or where a partnership or trust of which the corporation is a member or beneficiary is itself a member of a partnership or a beneficiary of a trust that held the share.
A Resident Holder that is a “Canadian controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year may be liable to pay an additional refundable tax of 10 2/3% on its “aggregate investment income”, which includes taxable capital gains, for the year.
Alternative Minimum Tax on Individuals
A Resident Holder who is an individual (including certain trusts) and receives a taxable dividend on, or realizes a capital gain on the disposition of, an Entrée Share, Entrée New Common Share or Spinco Common Share may thereby be liable for alternative minimum tax to the extent and within the circumstances set out in the Tax Act.

Dissenting Shareholders
A Dissenting Shareholder to whom Entrée consequently pays the fair value of his, her or its Entrée Common Shares will be deemed to receive a taxable dividend in the taxation year of payment equal to the amount, if any, by which the payment (excluding interest) exceeds the PUC of the Dissenting Shareholder’s Entrée Common Shares determined immediately before the Arrangement.  Any such taxable dividend will be taxable as described above under “Canadian Federal Income Tax Considerations - Holders Resident in Canada – Taxation of Dividends”.  The Dissenting Shareholder will also realize a capital gain (or capital loss) equal to the amount, if any, by which the payment (excluding interest), less any such deemed taxable dividend, exceeds (is exceeded by) the ACB of the Dissenting Shareholder’s Entrée Common Shares determined immediately before the Arrangement.  Any such capital gain or loss will generally be taxable or deductible as described above under “Canadian Federal Income Tax Considerations - Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.
The Dissenting Shareholder will be required to include any portion of the payment that is on account of interest in income in the year received. Resident Holders who are contemplating exercising their Dissent Rights should consult their own tax advisors.
Eligibility for Investment – Entrée New Common Shares and Spinco Common Shares
An Entrée New Common Share will be a “qualified investment” for a trust governed by a RRSP, a RRIF, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a tax-free savings account (“TFSA”) as those terms are defined in the Tax Act (collectively, “Registered Plans”) at any time at which the Entrée New Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX and the NYSE MKT), or Entrée is a “public corporation” as defined in the Tax Act.
A Spinco Common Share will be a qualified investment for a Registered Plan at any time at which the Spinco Common Shares are listed on a “designated stock exchange” (which includes the TSX), or Spinco is a “public corporation”, as those terms are defined in the Tax Act.  If the Spinco Common Shares are not listed on a designated stock exchange at the time they are distributed pursuant to the Arrangement, but become so listed before Spinco’s “filing-due date” (as defined in the Tax Act) for its first taxation year and Spinco makes the appropriate election in its tax return for that year, Spinco will be deemed to be a public corporation from the beginning of the year and the Spinco Common Shares consequently will be considered to be qualified investments for Registered Plans from their date of issue.  Management of Spinco has advised counsel that it intends that the Spinco Common Shares will be listed on a designated exchange before the filing-due date for its first taxation year, and that Spinco will make the appropriate election in its tax return for that year.
Notwithstanding the foregoing, the holder of a TFSA or the annuitant of a RRSP or RRIF will be subject to a penalty tax in respect of an Entrée New Common Share or a Spinco Common Share held in the TFSA, RRSP or RRIF, as applicable, if the share is a “prohibited investment” under the Tax Act. An Entrée New Common Share or a Spinco Common Share generally will not be a prohibited investment for a TFSA, RRSP or RRIF of a holder or annuitant thereof, as applicable, provided that (i) the holder or annuitant of the account does not have a “significant interest” within the meaning of the Tax Act in Entrée or Spinco, as applicable, and (ii) Entrée or Spinco, as applicable, deals at arm’s length with the holder or annuitant for the purposes of the Tax Act. Shareholders should consult their own tax advisers to ensure that the Entrée New Common Shares and Spinco Common Shares would not be a prohibited investment for a trust governed by a TFSA, RRSP or RRIF in their particular circumstances.
Holders Not Resident in Canada
This portion of this summary applies solely to Holders each of whom at all material times for the purposes of the Tax Act (i) has not been and is not resident or deemed to be resident in Canada for purposes of the Tax Act, and (ii) does not and will not use or hold Entrée Common Shares, Entrée New Common Shares, or Spinco Common Shares in connection with carrying on a business in Canada (each a “Non-resident Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-resident Holder that is an insurer carrying on business in Canada and elsewhere, or an “authorized foreign bank” as defined in the Tax Act.  Such Non-resident Holders should consult their own tax advisers with respect to the Arrangement.
Exchange of Entrée Common Shares for Entrée New Common Shares and Spinco Common Shares
The discussion of the tax consequences of the Share Exchange for Resident Holders under the heading “Holders Resident in Canada - Exchange of Entrée Common Shares for Entrée New Common Shares and Spinco Common Shares” generally will also apply to Non-resident Holders in respect of the Share Exchange.  The general taxation rules applicable to Non-resident Holders in respect of a deemed taxable dividend or capital gain arising on the Share Exchange are discussed below under the headings “Canadian Federal Income Tax Considerations - Holders Not Resident in Canada – Taxation of Dividends” and “Canadian Federal Income Tax Considerations - Holders Not Resident in Canada – Taxation of Capital Gains and Capital Losses” respectively.
Taxation of Dividends
A Non-resident Holder to whom Entrée or Spinco pays or credits (or is deemed to pay or credit) an amount as a dividend in respect of the Holder’s Entrée Common Shares, Entrée New Common Shares, or Spinco Common Shares will be subject to Canadian withholding tax equal to 25% of the gross amount of the dividend, or such lower rate as may be available under an applicable income tax convention, if any. The rate of withholding tax under The Canada-US Income Tax Convention (1980) (the “Treaty”) applicable to a Non-resident Holder who is entitled to all of the benefits under the Treaty, and who holds less than 10% of the voting stock of Spinco or Entrée (as applicable), will be 15%. The payor of the dividend will be required to withhold the Canadian withholding tax from the dividend and remit the withheld amount to the Canada Revenue Agency for the Non-resident Holder’s account.
Taxation of Capital Gains and Capital Losses
A Non-resident Holder will not be subject to Canadian federal income tax in respect of any capital gain arising on an actual or deemed disposition of an Entrée Common Share, Entrée New Common Share or Spinco Common Share unless at the time of disposition the share is “taxable Canadian property” as defined in the Tax Act, and is not “treaty-protected property” as so defined.
Generally, an Entrée Common Share, Entrée New Common Share, or Spinco Common Share, as applicable, of the Non-resident Holder will not be taxable Canadian property of the Holder at any time at which the share is listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX and the NYSE MKT) unless, at any time during the 60 months immediately preceding the disposition of the share,
(a)
the Non-resident Holder, one or more persons with whom the Non-resident Holder does not deal at arm’s length, partnerships in which the Non-resident Holder or persons with whom the Non-resident Holder does not deal at arm’s length hold a membership interest in directly or indirectly through one or more partnerships, or any combination thereof, owned 25% or more of the issued shares of any class of the capital stock of Entrée or Spinco, as applicable, and

(b)
the share derived more than 50% of its fair market value directly or indirectly from, or from any combination of, real property situated in Canada, “Canadian resource properties”, “timber resource properties” (as those terms are defined in the Tax Act), and interest, rights or options in or in respect of any of the foregoing.

Generally, an Entrée Common Share, Entrée New Common Share, or Spinco Common Share, as applicable, of the Non-resident Holder will be treaty-protected property of the Holder at the time of disposition if at that time any income or gain of the Holder from the disposition of the share would be exempt from Canadian income tax under Part I of the Tax Act because of a tax treaty between Canada and another country.
A Non-resident Holder who disposes or is deemed to dispose of an Entrée Common Share, Entrée New Common Share, or Spinco Common Share that, at the time of disposition, is taxable Canadian property and is not treaty-protected property will realize a capital gain (or capital loss) equal to the amount, if any, by which the Holder’s proceeds of disposition of the share exceeds (or is exceeded by) the Non-resident Holder’s ACB in the share and reasonable costs of disposition.  The Non-resident Holder generally will be required to include one half of any such capital gain (taxable capital gain) in the Holder’s taxable income earned in Canada for the year of disposition, and be entitled to deduct one half of any such capital loss (allowable capital loss) against taxable capital gains included in the Holder’s taxable income earned in Canada for the year of disposition and, to the extent not so deductible, against such taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, to the extent and in the circumstances set out in the Tax Act.

Dissenting Non-Resident Holders
The discussion above applicable to Resident Holders under the heading “Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dissenting Shareholders” will generally also apply to a Non-resident Holder who validly exercises Dissent Rights in respect of the Arrangement. The Non-resident Holder generally will be subject to Canadian federal income tax in respect of any deemed taxable dividend or capital gain or loss arising as a consequence of the exercise of Dissent Rights as discussed above under the headings “Canadian Federal Income Tax Considerations - Holders Not Resident in Canada – Taxation of Dividends” and “Canadian Federal Income Tax Considerations - Holders Not Resident in Canada – Taxation of Capital Gains and Capital Losses” respectively. Non-resident Holders who are contemplating exercising their Dissent Rights should consult their own tax advisors.
SECURITIES LAWS CONSIDERATIONS
The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.
Canadian Securities Laws
Each Holder is urged to consult such Holder’s professional advisers to determine the Canadian conditions and restrictions applicable to trades in the Spinco Common Shares.
Status under Canadian Securities Laws
Entrée is a reporting issuer in the following jurisdictions in Canada: British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Entrée Common Shares currently trade on the TSX/NYSE MKT/Frankfurt.  After the Plan of Arrangement, Spinco will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.
It is a condition of closing to the Arrangement that the TSX has given conditional acceptance to the listing of the Spinco Common Shares.  Listing will be subject to the issuer fulfilling all the listing requirements of the TSX.  Spinco does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities, on a U.S. marketplace.
Distribution and Resale of Spinco Common Shares Under Canadian Securities Laws
The distribution of the Spinco Common Shares pursuant to the Plan of Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Securities Legislation.  With certain exceptions, the Spinco Common Shares may generally be resold in each of the provinces of Canada provided the trade is not a “control distribution” as defined in National Instrument 45-102 – Resale of Securities, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of Spinco, the insider or officer has no reasonable grounds to believe that Spinco is in default of securities legislation. Similarly, the distribution of the Entrée Replacement Stock Options, Spinco Replacement Stock Options, Entrée Replacement Warrants and Spinco Replacement Warrants will also constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities regulation. Additionally, any hold periods applicable to existing Entrée Common Shares and Warrants will no longer apply to Entrée New Common Shares, Spinco Common Shares, Entrée Replacement Warrants or Spinco Replacement Warrants following completion of the distribution of such securities pursuant to the Plan of Arrangement.

U.S. Securities Laws
Status Under U.S. Securities Laws
Each of Entrée and Spinco is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.  The Spinco Common Shares are not listed for trading, and Spinco does not intend to seek a listing for the Spinco Common Shares at this time on a stock exchange in the United States.
The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to U.S. Securityholders.  All U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of securities distributed to them under the Plan of Arrangement complies with applicable securities legislation.  Further information applicable to U.S. Securityholders is disclosed under the heading “Note to United States Securityholders”.
The following discussion does not address the Canadian securities laws that will apply to the distribution of the securities or the resale of these securities by U.S. Securityholders within Canada.  U.S. Securityholders reselling their securities in Canada must comply with Canadian securities laws, as outlined elsewhere in this Circular.
Exemption from the Registration Requirements of the U.S. Securities Act
The Spinco Common Shares, the Entrée Replacement Stock Options, the Entrée Replacement Warrants, the Spinco Replacement Stock Options, the Spinco Replacement Warrants and the Entrée New Common Shares to be distributed pursuant to the Plan of Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, but will be issued in reliance upon the Section 3(a)(10) Exemption under the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Securityholders reside.  Section 3(a)(10) of the U.S. Securities Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval.  Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Spinco Common Shares, the Entrée Replacement Stock Options, the Entrée Replacement Warrants, the Spinco Replacement Stock Options, the Spinco Replacement Warrants and the Entrée New Common Shares distributed in connection with the Plan of Arrangement.  See “The Plan of Arrangement – Conduct of Meeting and Other Approvals – Court Approval of the Plan of Arrangement” above.
The Section 3(a)(10) Exemption is not available to exempt the issuance of Entrée New Common Shares issuable on the exercise of the Entrée Replacement Stock Options and the Entrée Replacement Warrants and the Spinco Common Shares issuable on exercise of the Spinco Replacement Stock Options and the Spinco Replacement Warrants.
Resales of Spinco Common Shares after the completion of the Plan of Arrangement
The manner in which a holder of Spinco Common Shares (a “Spinco Shareholder”) may resell in the United States the Spinco Common Shares received on completion of the Plan of Arrangement will depend on whether such holder is, at the time of such resale, an “affiliate” of Spinco, or has been such an “affiliate” at any time within 90 days immediately preceding the resale in question.
As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, that issuer. Typically, persons who are executive officers, directors or 10% (or greater) holders of an issuer are considered to be its “affiliates,” as well as any other person or group that actually controls the issuer. Persons who are affiliates of Entrée on completion of the Plan of Arrangement will be deemed to be “affiliates” of Spinco for at least 90 days thereafter.

Persons who were not affiliates of Entrée upon completion of the Arrangement (or during the 90 days immediately preceding it), and are not affiliates of Spinco after the completion of the Plan of Arrangement (or during the 90 days immediately preceding it), may resell the Spinco Common Shares that they receive in connection with the Plan of Arrangement in the United States, as well as outside the United States pursuant to SEC Regulation S promulgated under the U.S. Securities Act (“Regulation S”) (discussed below), without restriction under the U.S. Securities Act.
Persons who are, or have been at any time within the preceding 90 days, affiliates of Spinco or deemed affiliates of Spinco, may not sell their Spinco Common Shares that they receive in connection with the Plan of Arrangement in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S.
Rule 144
In general, Rule 144 under the U.S. Securities Act provides that persons who are, or have been at any time within the preceding 90 days, affiliates of Spinco or deemed affiliates of Spinco, will be entitled to sell in the United States, during any three-month period, a portion of the Spinco Common Shares that they receive in connection with the Plan of Arrangement, provided that the number of such shares sold does not exceed the greater of one percent of the number of then outstanding securities of such class or, if such securities are listed on a United States securities exchange (which Spinco does not intend to seek at this time), the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Spinco.  Persons who are affiliates of Spinco after the Plan of Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Spinco.
Unless certain conditions are satisfied, Rule 144 under the U.S. Securities Act is not available for resales of securities of issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents. If Spinco were to be deemed to have ever been such an issuer, Rule 144 under the U.S. Securities Act may be unavailable for resales of Spinco Common Shares unless and until Spinco has satisfied the applicable conditions. In general terms, the satisfaction of such conditions would require Spinco, to have been a registrant under the U.S. Exchange Act for at least 12 months, to be in compliance with its reporting obligations thereunder, and to have filed certain information with the SEC at least 12 months prior to the intended resale.

Regulation S
Subject to certain limitations, all holders of Spinco Common Shares may immediately resell such securities outside the United States, without registration under the U.S. Securities Act, pursuant to Regulation S under the U.S. Securities Act. Generally, subject to certain limitations, holders of Spinco Common Shares who are not its affiliates, or who are its affiliates solely by virtue of being its officer and/or director and who pay nothing other than a usual and customary broker’s commission in connection with the transaction, may, under the securities laws of the United States, resell their Spinco Common Shares in an “offshore transaction” (which would include a sale through the TSX) if neither the seller, any affiliate of the seller, nor any person acting on their behalf engages in any “directed selling efforts” in the United States. For the purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction. Under Regulation S, certain additional restrictions and qualifications are applicable to holders of Spinco Common Shares who are its affiliates other than by virtue of being its officer and/or director.
Resales of Entrée New Common Shares after the completion of the Plan of Arrangement
The manner in which a Shareholder may resell in the United States the Entrée New Common Shares received on completion of the Plan of Arrangement will depend on whether such Shareholder  is, at the time of such resale, an “affiliate” of Entrée or has been such an “affiliate” at any time within 90 days immediately preceding the resale in question.
As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, that issuer. Typically, persons who are executive officers, directors or 10% (or greater) holders of an issuer are considered to be its “affiliates,” as well as any other person or group that actually controls the issuer.

Persons who were not affiliates of Entrée upon completion of the Arrangement (or during the 90 days immediately preceding it), may resell the Entrée New Common Shares that they receive in connection with the Plan of Arrangement in the United States, as well as outside the United States pursuant to Regulation S (discussed below), without restriction under the U.S. Securities Act.
Persons who are, or who have been at any time within the preceding 90 days, affiliates of Entrée, may not sell their Entrée New Common Shares that they receive in connection with the Plan of Arrangement in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S.
Rule 144
In general, Rule 144 under the U.S. Securities Act provides that persons who are, or who have been at any time within the preceding 90 days, affiliates of Entrée,  will be entitled to sell in the United States, during any three-month period, a portion of the Entrée New Common Shares that they receive in connection with the Plan of Arrangement, provided that the number of such shares sold does not exceed the greater of one percent of the number of then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Entrée.  Persons who are affiliates of Entrée after the Plan of Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Entrée.
Unless certain conditions are satisfied, Rule 144 is not available for resales of securities of issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents. If Entrée were to be deemed to have ever been such an issuer, Rule 144 under the U.S. Securities Act may be unavailable for resales of the Entrée New Common Shares unless and until Entrée has satisfied the applicable conditions. In general terms, the satisfaction of such conditions would require Entrée, to have been a registrant under the U.S. Exchange Act for at least 12 months, to be in compliance with its reporting obligations thereunder, and to have filed certain information with the SEC at least 12 months prior to the intended resale.

Regulation S
Subject to certain limitations, all holders of Entrée New Common Shares may immediately resell such securities outside the United States, without registration under the U.S. Securities Act, pursuant to Regulation S. Generally, subject to certain limitations, holders of Entrée New Common Shares who are not its affiliates, or who are its affiliates solely by virtue of being its officer and/or director and who pay nothing other than a usual and customary broker’s commission in connection with the transaction, may, under the securities laws of the United States, resell their Entrée New Common Shares in an “offshore transaction” (which would include a sale through the TSX) if neither the seller, any affiliate of the seller, nor any person acting on their behalf engages in any “directed selling efforts” in the United States. For the purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction. Under Regulation S, certain additional restrictions and qualifications are applicable to holders of Entrée New Common Shares who are its affiliates other than by virtue of being its officer and/or director.
Issuance of Spinco Replacement Stock Options and Spinco Common Shares upon exercise of the Spinco Replacement Stock Options
The issuance of the Spinco Replacement Stock Options to Optionholders that are in the United States or that are U.S. persons as defined in Rule 902(k) of Regulation S (“U.S. Persons”) will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption.
The Spinco Common Shares issuable upon exercise of the Spinco Replacement Stock Options have not been registered under the U.S. Securities Act or under applicable state securities laws. As a result, the Spinco Replacement Stock Options may not be exercised by or on behalf of a person in the United States or a U.S. Person, and the Spinco Common Shares issuable upon exercise thereof in the United States or by a U.S. Person may not be offered or resold, unless such securities have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

Issuance of Spinco Replacement Warrants and Spinco Common Shares upon exercise of the Spinco Replacement Warrants
The issuance of the Spinco Replacement Warrants to Warrantholders that are in the United States or that are U.S. Persons will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption.
The Spinco Common Shares issuable upon exercise of the Spinco Replacement Warrants have not been registered under the U.S. Securities Act or under applicable state securities laws.  As a result, the Spinco Replacement Warrants may not be exercised by or on behalf of a person in the United States or a U.S. Person, and the Spinco Common Shares issuable upon exercise thereof in the United States or by a U.S. Person, may not be offered or resold, unless such securities have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.
Issuance of Entrée Replacement Stock Options and Entrée New Common Shares upon exercise of the Entrée Replacement Stock Options
The issuance of the Entrée Replacement Stock Options to Optionholders that are in the United States or that are U.S. Persons will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption.
The Entrée Replacement Stock Options may not be exercised in the United States or by, or for the account or benefit of, a U.S. Person or person in the United States unless the issuance of the underlying Entrée New Common Shares is registered under the U.S. Securities Act and all applicable state securities laws or an exemption from such registration requirements is available.
The Entrée New Common Shares issuable upon exercise of the Entrée Replacement Stock Options have been registered under the U.S. Securities Act pursuant to a Form S-8 Registration Statement.  If the Form S-8 Registration is no longer effective, the Entrée Replacement Stock Options may not be exercised by or on behalf of a person in the United States or a U.S. Person, and the Entrée New Common Shares issuable upon exercise thereof in the United States or by a U.S. Person may not be offered or resold, unless such securities have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.
Issuance of Entrée Replacement Warrants and Entrée New Common Shares upon exercise of the Entrée Replacement Warrants
The issuance of the Entrée Replacement Warrants to Warrantholders that are in the United States or that are U.S. Persons will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption.
The Entrée New Common Shares issuable upon exercise of the Entrée Replacement Warrants have not been registered under the U.S. Securities Act or under applicable state securities laws.  As a result, the Entrée Replacement Warrants may not be exercised by or on behalf of a person in the United States or a U.S. Person, and the Entrée New Common Shares issuable upon exercise thereof in the United States or by a U.S. Person may not be offered or resold, unless such securities have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.
The foregoing discussion is only a general overview of the requirements of United States Securities Laws for the resale of the Spinco Common Shares and Entrée New Common Shares received under the Plan of Arrangement. Holders of Spinco Common Shares and Entrée New Common Shares are urged to seek legal advice prior to any resale of such securities to ensure that the resale is made in compliance with the requirements of applicable Securities Legislation.

ENTRÉE GOLD INC.
Information relating to Entrée is available on SEDAR at www.sedar.com.  Securityholders may contact Entrée’s Corporate Secretary by phone at (604) 687 - 4777, or by mail at 1201 – 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3 to request copies of Entrée’s financial statements and management’s discussion and analysis.
Entrée’s financial information is provided in Entrée’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.
MASON RESOURCES CORP.
The following describes the business of Spinco, post-Plan of Arrangement, and should be read together with the Pro Forma Financial Statements, attached hereto as Schedule “F”, and the audited carve‑out consolidated financial statements (the “Carve-Out Financial Statements”) of the business of Spinco attached hereto as Schedule “H”.
Name Address and Incorporation
Spinco was incorporated under the BCBCA on February 24, 2017 as Mason Resources Corp. The articles of Spinco include an advance notice requirement for the nomination and election of directors. Spinco is not currently a reporting issuer and its shares are not listed on any stock exchange.  If the Plan of Arrangement is completed, Spinco will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.
It is a condition of closing to the Arrangement that the TSX has given conditional acceptance to the listing of the Spinco Common Shares.  Listing will be subject to the issuer fulfilling all the listing requirements of the TSX.  Spinco does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities, on a U.S. marketplace.
The registered office of Spinco is located at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2 and the principal office of Spinco is located at 1201 – 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3.

Intercorporate Relationships
Set out below is the corporate structure of Entrée immediately prior to the Effective Date:

Entrée Gold Inc.
(British Columbia)
Entrée International Holdings Inc.
(Barbados)
Entrée Peru Holdings Inc.
(Barbados)
Exploraciones Apolo Resources
S.A.C. (Peru)
(99.99%)*
Red Gold Australia Pty Ltd.
(Australia)
Entrée U.S. Holdings Inc.
(British Columbia)
Entrée Gold (U.S.) Inc.
(Arizona)
M.I.M (U.S.A.) Inc.
(Delaware)
Beijing Entrée Mineral
Technology Company Ltd.
(China)
Entrée Resources
International Ltd.
(British Columbia)
Entrée LLC
(Mongolia)
Entrée Resources LLC
(Mongolia)

*The remaining 0.01% is held by Entrée Resources International Ltd.
Set out below is the corporate structure of Spinco immediately after the Effective Date:

Description of Business
Pursuant to the Plan of Arrangement, Spinco will acquire all of the shares of Entrée U.S. Holdings from Entrée in exchange for the issuance of Spinco Common Shares and as a result control the Ann Mason Project and the Lordsburg property.
A description of the Ann Mason Project and the Lordsburg property is set out below under the headings “Mason Resources Corp. - Spinco Properties”.
Spinco’s intention going forward is to continue to develop its mineral properties, either by undertaking exploration and development work directly or indirectly through joint ventures or other business arrangements. Spinco’s future business is likely to include the acquisition, through staking activity or otherwise, of additional mineral assets and Spinco therefore anticipates that its directly held mineral properties will evolve with the business.

Spinco Properties
Material Property – Ann Mason Project
The Ann Mason Project, located in the Yerington District of Nevada, is Spinco’s core asset.  Spinco will evaluate the most efficient and effective way of advancing the Ann Mason Project towards Pre-Feasibility.  In addition, Spinco will consider strategic partnerships, joint ventures or other similar arrangements that would facilitate the development of the project.
The project area is currently defined by the mineral rights to 1,658 unpatented lode claims on public land administered by the Bureau of Land Management (“BLM”), and title to 33 patented lode claims. As shown in Figure 1 below, together, these cover an area of approximately 12,735 hectares (“ha”) (31,468 acres).  Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited (“PacMag”).
The Ann Mason Project hosts two known mineral deposits: Ann Mason and Blue Hill.  Both are copper-molybdenum porphyries although Blue Hill is predominantly an oxide copper deposit.  The project area also includes several early-stage copper porphyry targets located within 12 kilometres of the Ann Mason deposit, including the Blackjack IP, Blackjack Oxide and Roulette targets, as well as several copper skarn targets, including Minnesota and Shamrock.  Unless otherwise described below, Spinco has a 100% interest, or an option to acquire a 100% interest, in the claims comprising the Ann Mason Project.
A total of 226 of the unpatented lode claims, to the west and north of the Ann Mason and Blue Hill deposits, are subject to a mining lease and option to purchase agreement (“MLOPA”) with a Nevada limited liability company.  The agreement provides for an option to purchase the claims for US$500,000, a 3% net smelter returns (“NSR”) royalty (which may be bought down to a 1% NSR royalty for US$2 million) and annual advance minimum royalty payments of US$27,500, which commenced in June, 2011 and will continue until the commencement of sustained commercial production.  The advance payments will be credited against future NSR royalty payments or the buy down of the royalty.
In September 2009, Entrée entered into an agreement to acquire an interest in 216 unpatented lode claims formerly known as the Roulette property. Under the terms of the agreement, Entrée could acquire an 80% interest in the claims by: (a) incurring expenditures of US$1,000,000, making cash payments of US$140,000 and issuing 85,000 Entrée Common Shares (completed); (b) making aggregate advance royalty payments totaling US$375,000 between the fifth and tenth anniversaries (US$150,000 paid to date); and (c) delivering a bankable feasibility study before the tenth anniversary of the agreement.
Seventeen of the patented lode claims, which occur outside of the Ann Mason and Blue Hill deposits, are subject to a 2% NSR royalty in favour of AngloGold Ashanti (Nevada) Corp., and 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty in favour of Sandstorm.
Separate from the patented and unpatented lode claims comprising the Ann Mason Project, Spinco has an option to purchase 21 unpatented placer claims within the project boundaries, pursuant to an agreement entered into on April 30, 2014.  In consideration of the option and a grant of access over the placer claims for the purpose of locating its own unpatented lode claims, Entrée paid US$35,000 and issued 250,000 Entrée Common Shares. Spinco may extend the option period to acquire the placer claims to a maximum of five years, by making additional payments of US$35,000 each on the six-month (paid), first (paid), second (paid), third and fourth anniversaries of the effective date of the agreement. Spinco may exercise the option at any time by paying a purchase price of US$500,000. All cash option payments made by Spinco will be credited towards the purchase price.
Spinco’s exploration work on the Ann Mason Project will primarily focus on upgrading and expanding the mineral resources of the Ann Mason deposit, outlining new copper-oxide and sulphide mineralization at Blue Hill and identifying and drill testing new copper targets on other areas of the Ann Mason Project.

Figure 1 - Ann Mason Project Map

295,000 mE
300,000 mE
305,000 mE
310,000 mE
4,325,000 mN
4,320,000 mN
4,315,000 mN
4,310,000 mN
NEVADA
Reno
ANN MASON
Las Vegas
N
Minnesota
Blackjack IP
Blackjack Oxide
BLUE HILL DEPOSIT
ANN MASON DEPOSIT
Blue Hill Ann Mason
Roulette
Shamrock
0
3 km
Unpatented Claims
Patented Claims
Approx. Area Subject to Option to Purchase Agreement
Approx. Area Subject to Roulette Option Agreement
Third Party Claims
Exploration Targets
ENTRÉE GOLD INC.
ANN MASON PROJECT
UTM NAD83 Zone 11, November 2, 2015

On March 10, 2017, Entrée filed the 2017 PEA on SEDAR at www.sedar.com. The 2017 PEA is titled “2017 Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.”, with an effective date of March 3, 2017. The 2017 PEA was prepared by AGP Mining Consultants Inc. (“AGP”) and Amec Foster Wheeler Americas Limited (“Amec Foster Wheeler”). The 2017 PEA forms the basis for the information in this Circular regarding the Ann Mason Project.  Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the 2017 PEA.
As with the previously reported Ann Mason Project PEAs, the 2017 PEA envisions an open pit and conventional sulphide flotation milling operation.  While the resource estimate for Blue Hill is included in the 2017 PEA technical report, it was not evaluated as part of the financial model in the 2017 PEA.  Key points from the 2017 PEA can be summarized as follows:
•
Base case, pre-tax net present value (using a 7.5% discount rate) (“NPV7.5”) of US$1,158 million, internal rate of return (“IRR”) of 15.8% and payback of 6.4 years, based on long term metal prices of US$3.00/lb copper, US$11.00/lb molybdenum, US$1,200/oz gold and US$20/oz silver (the “Base Case”).

•	Base Case post-tax NPV7.5 of US$770 million, IRR of 13.7% and payback of 6.9 years.
•	Development capital costs of approximately US$1.35 billion, including US$103 million contingency.
•	Pre-production development of three years.
•	Mine production for 21 years, followed by four years of reclamation (Life of Mine or “LOM”).
•	Average LOM cash costs (net of by-product sales) pre-tax of US$1.49/lb.
•	Average LOM all-in sustaining costs (“AISC”) (net of by-product sales) pre-tax of US$1.57/lb.
•	Net average pre-tax undiscounted cash flow over Years 1 to 21 of approximately US$298 million per year (and post-tax of US$238 million per year).
•	LOM payable production of approximately:
o	5.1 billion pounds of copper,
o	46 million pounds of molybdenum,
o	0.4 million ounces of gold, and
o	8.8 million ounces of silver.
•	Average annual payable production of approximately:
o	241 million pounds of copper,
o	2.2 million pounds of molybdenum,
o	20,000 ounces of gold, and
o	421,000 ounces of silver.
•	Strip ratio of 2.01:1 waste to mineralized material (including pre-strip).
•	LOM average copper recovery of 92%.
•	Copper concentrate grading 30% with no significant penalty elements identified.
The 2017 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2017 PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Project Description and Location
The Ann Mason Project is located in west-central Nevada, approximately 75 kilometres southeast of Reno, 45 kilometres southeast of Carson City (the capital of Nevada), and 7 kilometres west of the town of Yerington.  The eastern side of the Ann Mason Project is situated within the Yerington Mining District, a historical copper mining district in Lyon County.  The Ann Mason Project is centered at approximately latitude 39°00’ N and longitude 119°18’ W, within both Douglas and Lyon Counties.

The Ann Mason Project comprises both mineral rights to unpatented claims on public land administered by the BLM, and title to patented claims.  It is necessary for unpatented claim owners or their lessees to perform the following acts annually in order to maintain the claims in good standing: (1) on or before September 1 (the beginning of the assessment year), the owner/lessee must pay a claim maintenance fee of US$155.00 per claim to the State Office of the BLM in which the claim is located; and (2) on or before November 1, the owner/lessee must record an Affidavit and Notice of Intent to Hold in the county in which the claims are situated.  The Affidavit and Notice of Intent to Hold must be accompanied by a fee equal to US$10.50 per claim plus a nominal fee for county document recording.  A Notice of Intent to Hold has been recorded with Douglas and Lyon Counties for the 2017 annual assessment year which began at noon on September 1, 2016, and ends at noon on September 1, 2017. The required annual mining claim maintenance fees in the amount of US$155.00 per claim and the appropriate recording fees have been paid to the BLM and Lyon and Douglas Counties for the 2017 assessment year.  Title to unpatented mining claims is subject to the paramount title of the United States.
All property taxes payable to Lyon County for the patented claims have been timely paid and are current.
Surface rights to the areas covered by unpatented lode mining claims are vested with the BLM, which regulates surface management.  Spinco owns the surface rights to the Ann Mason Project’s 33 patented claims.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Ann Mason and Blue Hill deposits are located approximately 1.5 kilometres apart in the southeast portion of the project, where topography is mostly rolling mountains, with occasional steep slopes and wide, open valleys.  Elevations range from roughly 1,400 to 1,940 metres above sea level (“masl”).  Access is very good to all parts of the project and work can be completed all year round in a desert environment with hot dry summers and cool winters with occasional snow.
Reno, the closest major city, has an international airport with daily flights to various international and domestic destinations. Yerington (population 3,100) is the closest city to the project, and can be accessed from Reno along approximately 130 kilometres of paved highway (approximately 1.5 hours).  Yerington has an economy primarily based on agriculture and ranching.  Mining was also significant between the 1950s and early 1980s.  Although Yerington has limited services for an advanced project, basic consumables and accommodations are available there. The State of Nevada has a long history of mining and a well-developed mining industry. Most mining supplies and equipment can be sourced from Reno/Sparks, Carson City, or Elko, Nevada.
Northwest Nevada has a well-developed network of paved highways and secondary roads.  Highway 95 links Yerington to the interstate highway system.  The nearest access to the rail network is located at Wabuska, 19 kilometres north of Yerington.  There is a small airport in Yerington with a 1.8 kilometre paved runway but no regularly scheduled flights.  Yerington is connected to the State power grid with power substations located in Weed Heights, adjacent to the former Yerington mine, 3 kilometres east of the project and at Bridge Street. Nevada Energy is working to replace the Weed Heights (Anaconda) and Bridge Street substations with a new substation (Mason) located southwest of the Yerington Mine site.  The existing 25 kilovolt (“kV”) transmission line to Smith Valley will be upgraded to a 60 kV line (with capacity of 120 kV) and connected to a new substation in Smith Valley.  The upgraded 60 kV transmission line from the Mason to Smith Valley substations enters Smith Valley approximately 6 kilometres from the proposed Ann Mason plant site.  A 226 megawatt Nevada Energy plant (Fort Churchill) is located near Wabuska, approximately 18 kilometres northeast of the project.
The nearest sources of surface water are Mason Valley, located 7 kilometres east of the project, or the northern part of Smith Valley, located 8 kilometres southwest of Ann Mason.
All water within Nevada belongs to the public and is subject to appropriation for beneficial uses, such as mining.  The State Engineer is responsible for administering and enforcing Nevada water law, which includes the appropriation of surface and ground water in the State.  Water rights may be acquired by making application to the State Engineer to acquire new water rights, or by leasing or purchasing existing water rights from a third party.  Spinco will retain a consultant to examine and make recommendations with respect to the acquisition of water rights for the Ann Mason Project.  Water required for exploration drilling is currently purchased from the City of Yerington.

History
The Anaconda Company (“Anaconda”) explored the Ann Mason Project area from the 1950s through 1981. Anaconda first drilled the Ann Mason Project in the early 1960s. In 1969 and 1970, approximately 23,775 metres of core drilling delineated a bulk tonnage low-grade copper deposit (Ann Mason). Anaconda’s drilling focused on the Ann Mason deposit, but also included other areas encompassing the Blue Hill deposit and the Roulette and Blackjack IP/Oxide exploration targets. Anaconda also completed geophysical surveys and preliminary metallurgical testwork.
Other companies, including Phelps Dodge Corporation, Mount Isa Mines, Lincoln Gold, PacMag and Honey Badger Exploration completed exploration programs over the project between 1995 and 2009, including varying amounts of reverse circulation (“RC”) and core drilling.  Table 1 below lists the companies that have completed exploration programs and their involvement:
Table 1 – Ann Mason Project Historical Exploration
Company	Date	Exploration Target/Area	Exploration Work
The Anaconda Company (after 1977 Atlantic Richfield)	1956–1981	Ann Mason	Geophysics, Drilling, Resource
		Blue Hill	Geophysics, Reconnaissance Mapping, Drilling
Superior Oil	1968	Blue Hill	Geophysics
Iso Nevada Limited	1970-1971	Shamrock	Drilling
Arizona Metals Company (Arimetco)	1990	Ann Mason	Drilling
Phelps Dodge Corporation	~1995	Blue Hill	Drilling
Mount Isa Mines	2002–2003	Ann Mason	Mapping, Geophysics, Drilling
Giralia Resources NL	2003	Ann Mason	No Exploration Work
Lincoln Gold Corporation	2004–2005	Area approx. 2 km northwest of Blue Hill	Soil Geochemistry, Drilling
Pacific Magnesium Corporation Ltd. (PacMag Metals Limited)	2005–2010	Ann Mason	Drilling, Resource, Scoping Study
		Ann South	Geophysics
		Blue Hill	Drilling
		Buckskin	Geophysics
		Minnesota	Geophysics, Drilling
		Shamrock	Drilling
Honey Badger Exploration Inc. (formerly Telkwa Gold Corporation)	2007–2009	Broad area west of Ann Mason and Blue Hill, incl. Roulette	Airborne Geophysics, Rock and Soil Geochemistry
Bronco Creek Exploration Inc. (Eurasian Minerals Inc.)(1)	2007–2012*	Roulette	No Historical Exploration Work
Note:

(1)
Spinco has an option to acquire an 80% interest in 216 unpatented lode claims formerly known as the Roulette property through an option agreement with Bronco Creek, a subsidiary of Eurasian Minerals Inc.

Geological Setting and Mineralization

The Ann Mason Project area comprises two main mineralized deposits: Ann Mason, a copper-molybdenum porphyry hosted by granodiorite and quartz monzonite; and Blue Hill, a copper oxide and sulphide deposit, located approximately 1.5 kilometres northwest of the Ann Mason deposit.  Several other underexplored copper oxide and sulphide targets are located throughout the Ann Mason Project area.

Regional Geology
Ann Mason is hosted by several phases of the Jurassic-age Yerington batholith, and younger quartz monzonite porphyry dykes (Jqmp-a, Jqmp-b and Jqmp-c). Copper mineralization primarily occurs within a broad zone of main-stage potassic alteration containing chalcopyrite and bornite. An assemblage of chalcopyrite-epidote or chalcopyrite-epidote-quartz mineralization locally overprints main-stage potassic alteration and copper mineralization.
Within the Yerington district, Tertiary volcanic rocks, Mesozoic host rocks and copper-molybdenum porphyry deposits have been rotated 60 degrees to 90 degrees westward by Miocene normal faulting and extension. As a result, mineralized intercepts in vertical drill holes through Ann Mason represent approximately horizontal intervals across the original pre-tilt geometry of the deposit.
Ann Mason Deposit
The Ann Mason deposit has the characteristics of a typical, large copper-molybdenum porphyry system. Projected to the surface, the 0.15% copper envelope covers an area approximately 2.8 kilometres northwest and up to 1.3 kilometres northeast. At depth, this envelope extends more than a kilometre below surface. The mineralization remains open in most directions.
Within the 0.15% copper envelope the highest grades occur within a 200 metre to 800 metre thick, west-plunging zone above and below the intrusive contact between granodiorite (Jgd) and porphyritic quartz monzonite (Jpqm). Within this zone, copper grade is dependent on vein density, sulphide species, frequency and relative age of quartz monzonite porphyry dykes and the mafic content of the granodiorite. Mineralization is closely associated with quartz monzonite porphyry dykes (Jqmp-a, -b and -c). The top of the mineralized envelope is truncated by the Singatse Fault and much of the southwest edge is truncated by the northwest-trending 1A Fault.
Sulphide zoning is that of a typical porphyry copper with an outer pyritic shell, and concentric zones of increasing chalcopyrite and decreasing pyrite progressing inward to a central zone of chalcopyrite-bornite.
Within the northeast, southeast, and southwest quadrants of the deposit chalcopyrite and chalcopyrite-bornite are the primary sulphide domains and are the most dominant in terms of overall deposit tonnage. Little or no overlap occurs between pyrite and bornite or between pyrite and molybdenite. In the northwest quadrant the primary sulphide domain is chalcopyrite ≥ pyrite; a domain that forms thick intervals of >0.3% copper, with only minor bornite present at depth, near the granodiorite-porphyritic quartz monzonite contact.
Chalcopyrite occurs as individual grains in veins and disseminated in rock, as fillings in brecciated pyrite grains, attached to or included in pyrite grains, and attached to or included in bornite.  Bornite occurs as separate grains in veins, and disseminated in rock and attached to chalcopyrite. Sparse chalcocite occurs as replacement rims on chalcopyrite, but more commonly as replacement rims or exsolution replacement of bornite.
Molybdenum occurs as molybdenite in quartz and quartz-chalcopyrite veins and on fracture or shear surfaces as molybdenum paint. Within quartz veins, molybdenite occurs as disseminations, centerline segregations and discontinuous selvages. Molybdenum within a 0.005% molybdenum grade shell occurs largely within the 0.15% copper grade shell. Where late albite alteration has reduced copper grade, molybdenum mineralization is mobilized into fractures and shear zones and extends to greater depth than copper.
Silver ≥0.6 grams per tonne (“g/t”) and gold ≥0.06 g/t are closely associated with the occurrence of bornite within the chalcopyrite-bornite sulphide domain.
Hydrothermal alteration associated with porphyry copper and molybdenum mineralization at Ann Mason is similar to alteration described in many porphyry copper deposits. Voluminous sodic-calcic alteration zones on the flanks of the Yerington district deposits may have been leached of copper and iron, possibly providing those components to mineralizing fluids.

Alteration assemblages include an outer propylitic zone (chlorite±epidote±pyrite), widespread potassic alteration (secondary biotite, secondary biotite+K-feldspar or K-feldspar) associated with main-stage copper-molybdenum mineralization, and more restricted late-stage zones of chlorite±epidote±albite, sodic (albite±chlorite), and sericitic alteration. Molybdenum mineralization is not significantly affected by the late sodic alteration, beyond partial remobilization from veins into nearby fractures and shears.
Two prominent structures form structural boundaries to the Ann Mason mineral resource. The relatively flat Singatse Fault truncates the upper surface of the 0.15% copper envelope over a portion of the deposit and juxtaposes sterile Tertiary volcanic rocks on top of the mineralized intrusives. The high-angle, northwest-trending, southwest dipping 1A Fault marks the current southwest margin of >0.15% copper mineralization in the deposit, juxtaposing propylitically altered rocks with pyrite mineralization in the hanging wall against potassically-altered rocks with copper-molybdenum mineralization in the footwall. The 1A Fault and other northwest-trending structures offset the intrusive contact between granodiorite (Jgd) and porphyritic quartz monzonite (Jpqm) to successively deeper levels towards the west and southwest. Copper-molybdenum mineralization in the footwall of the fault remains open at depth along the entire strike length of the fault.
Blue Hill Deposit
The Blue Hill deposit is approximately 1.5 kilometres northwest of Ann Mason and occurs in a very similar geologic environment, but in a separate fault block. Blue Hill is not included in the 2017 PEA.
Two main styles of porphyry mineralization have been identified:
(a)	near surface, oxide and mixed oxide-sulphide copper mineralization;
(b)	underlying copper-molybdenum sulphide mineralization.
Both styles of mineralization are hosted by quartz monzonite with lesser amounts of porphyritic quartz monzonite and quartz monzonite porphyry. The low-angle, southeast dipping Blue Hill Fault strikes northeast through the middle of the target, cutting off a portion of the near-surface oxide mineralization. However, oxide and sulphide mineralization continues below the fault to the southeast.
The oxide zone is exposed on surface and has been traced by drilling as a relatively flat-lying zone covering an area of about 900 metres x 450 metres, and continuing for several hundred metres further to the west in narrow intervals. Significant copper oxides, encountered in both RC and core drill holes extend from surface to an average depth of 124 metres. Oxide copper mineralization consists of malachite, chrysocolla, rare azurite, black copper-manganese oxides, copper sulphates, and copper-bearing limonites. Mineralization occurs primarily on fracture surfaces and in oxidized veins or veinlets. A zone of mixed oxide-sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of up to 185 metres. The copper oxide zone remains open to the northwest and southeast.
Oxide copper mineralization at Blue Hill is interpreted to be the result of in-place oxidation of copper sulphides with only minor transport of copper into vugs, fractures, and faults or shear zones. No significant zones of secondary enrichment have been observed.
The copper-mineralized sulphide zone underlies the southern half of the oxide mineralization and continues to depth towards the southeast, below the Blue Hill Fault. Mineralization consists of varying quantities of pyrite, chalcopyrite, and molybdenite. Local, higher-grade sulphide mineralization commonly occurs within zones of sheeted veins containing chalcopyrite, magnetite and secondary biotite. Significant amounts of disseminated molybdenum mineralization have been observed locally, often in contact with dykes. To the northwest, below the oxides only a few holes have tested the sulphide potential; however, in this direction the sulphides appear to be increasingly pyritic with only minor amounts of copper.
Alteration assemblages are similar to Ann Mason except that original zoning is difficult to discern in areas of pervasive oxidation. Within zones of sulphide mineralization, propylitic alteration is more widespread and potassic alteration is more restricted to quartz monzonite porphyry dykes and immediately adjacent rocks of the Yerington batholith. Late stage sodic alteration locally reduces copper grades, similar to what has been observed at Ann Mason.

The sulphide mineralization remains open in several directions, most importantly, to the southeast, towards Ann Mason.
Recent Exploration
Entrée actively explored the Ann Mason Project since late 2009, with a focus on upgrading and expanding the copper-molybdenum resources of the Ann Mason deposit and identifying resources at Blue Hill. Other exploration areas on the project include Blackjack IP, Blackjack Oxide, Roulette, Minnesota and Shamrock.
From April to July 2013, Entrée completed approximately 4,755 metres of core and RC drilling, of which 3,333 metres were drilled in seven holes near Ann Mason and 1,422 metres were drilled in 11 holes at or near Blue Hill. Three of five core holes drilled at the Ann Mason deposit extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit. The 2013 drilling at Blue Hill successfully located westward extensions of the current deposit; however, to the east, near-surface oxide and mixed mineralization is truncated by the low-angle, southeast dipping Blue Hill Fault. Mineralization continues to the east at depth, below the Blue Hill Fault. Drilling of the underlying Blue Hill sulphide target remains very widely-spaced.
Two shallow, widely-spaced RC holes (totalling 180 metres) were also completed in 2013 about 500 to 900 metres to the west of the Ann Mason deposit. Holes EG-AM-13-038 and 039 encountered minor, narrow intervals of 0.16% to 0.20% oxide copper within strong, quartz-sericite-pyrite alteration. In addition, deepened hole EG-BH-11-031, located approximately one kilometre east of Blue Hill, intersected copper-oxide mineralization averaging 0.28% copper over 13.8 metres from a depth of 22.2 metres.
In the second quarter of 2013, Entrée commenced certain data collection and testwork to begin preparation for the next stage of study and ultimately permit applications. The baseline environmental studies that were undertaken included wildlife, biology, archaeology and cultural surveys and Waters of the United States/Wetlands (“WOUS/Wetlands”) delineation. These studies were largely complete in early 2014 except for raptor field surveys, final report writing, and a follow-up WOUS/Wetlands submission to the USACE. Wildlife, vegetation and cultural field surveys and reports were complete by late 2014 and no significant obstacles to the development of Ann Mason were identified. On April 1, 2016, Entrée received an approved WOUS/Wetlands jurisdictional determination from the U.S. Army Corps of Engineers (“USACE”), that the water drainages on the Ann Mason Project are considered “isolated waters with no apparent interstate or foreign commerce connection” and as a result, no permit under Section 404 of the Clean Water Act is required for Ann Mason.
On July 16, 2014, Entrée announced an approximately $5 million Pre-Feasibility drill program, designed to upgrade the mineral resources contained within the ultimate PEA pit (“Phase 5”) from Indicated and Inferred to a mix of Measured and Indicated categories. The infill drill program commenced in August 2014 and was completed in late January 2015.  The program comprised 40 core holes, many with RC pre-collars, totalling approximately 19,265 metres.
RC pre-collars were generally restricted to barren, overlying volcanics.  Drilling changed to HQ diameter core, which was continually sampled over 2 metre intervals once mineralized rocks of the Yerington batholith were encountered or hole conditions dictated the change to core.  Depths of holes ranged from 275 metres to 885 metres, depending on position within the Phase 5 pit, and hole angles varied from -60 to -90 degrees.
Samples were submitted to Bureau Veritas Minerals Laboratories (formerly Acme Analytical Laboratories) in Reno and Elko for sample preparation and forwarded by Bureau Veritas Minerals Laboratories to their laboratory in Vancouver for analysis. Prepared standards, blanks and duplicates were inserted at the project site to monitor the quality control of the assay data.  Spinco has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping and storage.

On January 21, 2015, Entrée reported assay results from the first 20 holes with the remaining 20 holes being reported on March 10, 2015.  Highlights include:
•	EG-AM-14-041, located near the centre of the deposit, with 390 metres of 0.35% copper.
•	EG-AM-14-043, located near the centre of the deposit, with 409 metres of 0.35% copper.
•	EG-AM-14-046, the eastern-most drill hole, with 112.3 metres of 0.34% copper.
•	EG-AM-14-050, with 176 metres of 0.35% copper.
•	EG-AM-14-057, with 327.4 metres of 0.38% copper, including 0.42% copper and 0.12 g/t gold over 200 metres.
•	EG-AM-14-059, with 466 metres of 0.31% copper.
•	EG-AM-14-065 with 150 metres of 0.38% copper.
•	EG-AM-14-067, with 377 metres of 0.32% copper.
•	EG-AM-14-073, on the northeast rim of the deposit, with 102 metres of 0.36% copper.
•	EG-AM-14-076, immediately northwest of 043, with 190 metres of 0.34% copper and a separate interval of 180 metres of 0.38% copper.
Of the 40 holes drilled, 25 ended in mineralization (copper values greater than the 0.15% copper cut-off).  Lower grade holes tend to be located toward the northern-most border of the Phase 5 pit, in areas where strong mineralization was not expected.  Only one hole, EG-AM-14-049, drilled along the northernmost border of the Phase 5 pit, failed to return any significant results.
Entrée commenced a four-hole, widely-spaced exploration drill program in late January 2015 to test several geophysical and geological targets to the west of Ann Mason and to the south of Blue Hill. The program terminated mid-April 2015 and comprised 2,434 metres of combined core and RC drilling. An additional RC pre-collar was completed but not deepened with core. Sample results from the short program included 24 metres of 0.22% copper and 0.053 g/t gold (sulphide) at 546 metres in hole EG-AM-15-080 and 9.5 metres of 0.31% copper (mainly chalcocite), 0.334 g/t silver and 0.029 g/t gold at a depth of 24 metres in hole EG-AM-15-081. The area remains open for further systematic testing.
In April 2015, Entrée commenced a comprehensive metallurgical test program at SGS Mineral Services in Lakefield, Ontario using 1,700 kilograms of split core and assay reject samples from the Ann Mason deposit. Test work was completed in January 2016. The principal objective of the metallurgical test program was to advance metallurgical understanding of Ann Mason mineralization to a level that would support a future Pre-Feasibility study, by selecting a larger, more significant sample set to include various geometallurgical domains and production periods.
Exploration programs carried out on the Ann Mason Project by Entrée are listed in Table 2 below.

Table 2 – Summary of Work Completed on the Ann Mason Project since 2009
Year	Exploration	Description
2016	Mapping	• Geological mapping at Blue Hill and Ann Mason
2015	Drilling	• 4 holes totalling 2,061 m (EG-AM-15-079 to -082) and 1 RC precollar at Ann Mason (EG-AM-15-083) • 1 hole at Blue Hill (EG-BH-15-041, 558 m)
	Mapping	• Geological mapping at Blue Hill
	Petrography	• 21 thin sections
2014	Drilling	• 40 holes totalling 19,738 m (EG-AM-14-040 to -078; 12-031 deepened) at Ann Mason
	Mapping	• Geological mapping over Blackjack IP and west of Blue Hill
	Petrography	• 114 thin sections
2013	Drilling(1)	• 7 holes totalling 3,333 m at Ann Mason (EG-AM-13-033 to -39) • 9 holes totalling 1,088 m (EG-BH-13-032 to -040) and 2 holes deepened (-10-003 and -11-027; 332 m) at Blue Hill
	Geophysics	• IP/Resistivity Survey
	Mapping	• Geological mapping Blackjack IP
2012	Drilling(1)
• 5 holes totalling 5,355 m (EG-AM-12-026 to -030) and 2 RC precollars (-31 and -32, 264 m) at Ann Mason
• 1 hole totalling  171 m (EG-R-10-005A) and 1 hole deepened 277.68 (-005) at Roulette
• 1 hole deepened 723 m at Blue Hill (EG-BH-11-031)

	Geochemistry	• Rock and soil sampling program at Ann Mason/Blue Hill, and Blackjack Oxide • Re-assaying of 13,750 m of Anaconda core from 44 holes (6,142 samples)
	Topography	• Digital Elevation Model and 1 m contour interval map covering the Project
	Mapping	• Blackjack Oxide Target Mineralization
	Petrography	• 29 polished thin sections from Ann Mason core samples
2011	Drilling	• 22 holes totalling 23,943 m at Ann Mason (EG-AM-11-004 to -025) • 17 holes totalling 4,490 m at Blue Hill (EG-BH-11-015 to -031)
	Compilation	• Geological compilation of Anaconda data for Ann Mason and Blue Hill
	Geophysics	• NSAMT Survey over Ann Mason: 9 lines covering 15.4 km
2010	Drilling
• 3 holes totalling 3,585 m at Ann Mason deposit (EG-AM-10-001 to -003)
• 19 holes totalling 4,314 m at Blue Hill (EG-B-10-003 to -007; EG-BH-10-001 to -014)
• 6 holes totalling 1,860 m at Roulette EG-R-10-001 to -004, -004A, and -005)
• 2 holes totalling 871 m at Blackjack IP Northeast (EG-B-10-001 and -002)

	Geophysics	• CRIP survey over Blackjack and Blackjack Northeast: 9 lines covering 43.5 km • NSAMT survey over Roulette: 1 line covering 3 km • IP Survey over Ann Mason and Blue Hill: 10 lines covering 52.2 km
	Compilation	• Soil geochemistry compilation (PacMag and Telkwa Gold Data), Blue Hill area • IP/Resistivity and Magnetics compilation (Anaconda, Honey Badger), Project area
2009	Geochemistry	• Soil Geochemistry and soil pH Survey over Roulette
Note:
(1)	Drill holes overlapping two calendar years are listed within the year started, along with their total lengths.

Drilling, Sampling, Analysis and Data Verification
Entrée completed 137 drill holes totalling 72,963 metres on the Ann Mason Project from June 2, 2010 to April 20, 2015. Drilling programs were carried out on the Ann Mason deposit and periphery, the Blue Hill deposit and periphery, Roulette, and Blackjack IP (Northeast) exploration areas using RC, diamond, or a combination of both types of drilling (see Table 3 below).  All targets were explored for porphyry copper mineralization.
Most of the drilling was carried out on the Ann Mason deposit, and was designed to increase tonnage and confidence in the mineral resources by step-out and infill drilling. A total of 82 drill holes totalling 58,279 metres were completed at the Ann Mason deposit and adjacent areas.
At the Blue Hill deposit and periphery, 31 RC and 15 diamond drill holes totalling 11,505 metres were completed. The drilling programs at Blue Hill were designed to test for shallow copper oxide and deeper sulphide mineralization, to define resources and to test for possible extensions of the known mineralization.
Table 3 – Entrée Drilling Summary 2010 to 2015
Exploration Area		No. of Holes	Length (m)	Hole Type
Ann Mason	deposit	77	56,163	76 diamond, including 63 with RC pre-collar; 1 RC hole
	periphery	5	2,117	3 diamond with RC pre-collar; 2 RC
Blue Hill	deposit	34	7,701	8 diamond, including 3 with RC pre-collar; 26 RC
	periphery	12	3,804	7 diamond; 5 RC
Blackjack IP (Northeast)		2	871	1 diamond with RC pre-collar; 1 RC pre-collar,
Roulette		7	2,308	3 diamond with RC pre-collar; 2 diamond daughter holes; 2 RC pre-collar
Total		137	72,963
Drilling conducted by Entrée has been accompanied by a thorough QA/QC program, which currently includes the regular insertion of coarse blanks, core twins, coarse duplicates, pulp duplicates and standards with each batch.  A review of the regular QC data indicates that the copper, molybdenum, gold and silver assays are of acceptable precision and accuracy to be used in mineral resource estimates.
Entrée personnel or contractors have carried out all of Entrée’s sampling programs.  Entrée’s personnel and contractors followed the core sampling procedure described below:
•	Entrée personnel transport the core from the rig in secure covered boxes to Yerington core logging/sampling facility.
•	Core is washed and photographed.
•	Geotechnical information includes core recovery, RQD and magnetic susceptibility.
•	Core logging includes lithology, alteration, mineralization, structure, and veining.
•	Sample is in 2 metre intervals unless conforming to contacts of major rock or alteration types.
•	All geotechnical, logging, and sampling data is entered into the Fusion (Datamine) database.
•
Core is sampled by sawing competent pieces of core in half, or collecting half of the rock in areas of highly broken core; then bagged and sealed. Once logged and split, the core is stored on racks or stacked on pallets in a secure storage facility.

•	Assay samples are kept in a secure facility prior to being picked up by the laboratory.
•
Sample shipments are picked up by laboratory personnel. Strict chain of custody procedures are maintained during the transporting of the samples to the labs. Any indication of tampering or discrepancies between samples received and samples shipped would be reported to Entrée by the lab.

•	Pulps and coarse rejects are returned to Entrée’s Yerington facility, where they are catalogued and stored on site.
Spinco plans to use substantially the same core sampling procedure.
Entrée used RC drilling for most of the drilling at Blue Hill. In addition, many of the Ann Mason holes use RC drilling to pre-collar through the sterile overlying volcanic rocks; however, these portions of the holes were not analyzed on a regular basis. Entrée’s personnel and contractors follow the RC sampling procedure described below:
•	RC samples are collected at the drill; all RC drilling is conducted with air and/or water as the drilling medium.
•
Assay samples consist of an approximate quarter-split of all cuttings and water returned from each 5 foot interval, and are collected in an 18" x 24" MicroPor cloth sample bag, resulting in 6 to 10 kilogram samples when dry.

•	Assay duplicates are collected at the drill by using approximate 1/8 splits for both the assay sample and duplicate.
•
Samples are allowed to drain at the drill site, and are transported to Entrée’s secure core and sample facility by Entrée’s employees each day. Samples are then allowed to air dry in a fenced and locked facility prior to being submitted to the laboratory for analysis.

Spinco plans to use substantially the same RC sampling procedure.
Samples from Entrée’s previous drilling programs have been prepared and analyzed at Skyline Assayers and Laboratories, in Battle Mountain and Sparks, Nevada and Tucson Arizona; at Bureau Veritas Minerals Laboratories, in Elko and Reno, Nevada and Vancouver, British Columbia; or at ALS Minerals (formerly ALS Chemex), in Sparks, Nevada and Vancouver, British Columbia.  At the completion of the assaying, approximately 5% of the pulps were sent to either Bureau Veritas Minerals Laboratories in Vancouver, British Columbia, or ALS Minerals, both independent laboratories, for secondary lab check assays.  Entrée’s review of the check assay results did not reveal any significant bias between the primary and secondary labs for both copper and molybdenum at Ann Mason.
Samples from the most recent infill drilling program have been prepared at Bureau Veritas Minerals Laboratories, in Elko and Reno, Nevada and then analyzed at their main laboratory in Vancouver, British Columbia.  At the completion of the current sampling program, approximately 5% of the pulps were sent to ALS Minerals in Vancouver, an independent laboratory, for secondary lab check assays. A review of the check assay results indicate that good between-lab bias was achieved for copper, molybdenum and gold, and reasonable between-lab bias was achieved for silver.
Table 4 summarizes the various independent laboratories and used by Entrée and historical operators over the Ann Mason Project’s history.

- -
Table 4 – Summary of Ann Mason Project Prep and Analytical Procedures
Year	Sample Preparation Facility	Sample Preparation Procedure	Primary Sample Assaying Lab	Sample Assaying Procedures/Elements	Geological QA/QC
Prior 2005 (Various Operators)	Unknown	Unknown	Unknown	Unknown	Unknown
2005–2006 (Operator - PacMag)	ALS Chemex Reno, Nevada	Unknown	ALS-Chemex Vancouver, BC Except Au in Reno, Nevada
• 61 element ICP-AES and MS after 4-acid digestion (MEICP61a)
• Samples Mo >300 ppm have additional Re and 47 elements ICP analysis  (ME-MS61)
• Au by fire assay with AAS finish (30 g sample weight) (Av-AA23)
• SRMs (1/50) • External Assay Checks (up to 5%)
2007–2008 (Operator - PacMag)	American Assay Laboratories (AAL) Reno, Nevada	• >70% passing -2 mm • Riffle splitting • 1,000 g split pulverized to >85% passing 75 µm	American Assay Laboratories (AAL) Reno, Nevada	• 61 element ICP-AES and MS after 4-acid digestion (ICP-4a) • Cu >1% additional ore-grade Cu analysis • Au by fire assay with AAS finish (30 g sample wt) (FA-30)	• SRMs (1/50) • Check assays - 100 pulp samples • External assay checks (up to 5%)
2010–Mid 2011 (Operator – Entrée)	ALS Chemex Reno, Nevada	• >70% passing -2 mm • Riffle splitting • 250 g split pulverized to >85% passing 75 µm	ALS-Chemex Vancouver, BC Except Au in Reno, Nevada
• 51 element ICP-AES and ICP-MS after 4-acid digestion (ME-MS51)
• Ore Grade Cu and Mo: ICP-AAS after 4-acid digestion  (OG-62)
• Au by fire assay with FA-AAS finish (30 g sample t) (Au-AA21)
• BH oxide and mixed zones if >0.1% TCu (Cu-AA05)-additional leached Cu analysis
• Core sampling: SRM 1/30; Blanks 1/30; field duplicates 1/30 • RC sampling: SRM 1/40; Blanks 1/20; field duplicates 1/20 • External assay checks 307 core samples and 114 RC samples
Mid 2011–2012 (Operator – Entrée)	Skyline Assayers and Laboratories Battle Mountain, Nevada	• 75% passing -10 mesh • Riffle splitting • 250-300 g split pulverized to >95% passing ‑150 mesh	Skyline Assayers and Laboratories Tuscon, Arizona
• 49 element ICP-MS after aqua regia digestion(TE-3); process changed to 4-acid digestion & 24 element ICP-OES (TE-4)
• Ore Grade Cu and Mo: 4-acid digestion using conventional ICP-OES (CuMo-MEA)
• Au by fire assay with FA-AAS finish (30 g sample wt) (FA-1)
• Ag by FA from March 2012 (FA-08)
• Core sampling: SRM 1/30; Blanks 1/30; field duplicates 1/30 • RC sampling: SRM 1/40; Blanks 1/20; field duplicates 1/20 • External assay checks 731 samples
July-August 2013 (Operator – Entrée)	Acme Elko, Nevada	• Crush • Riffle splitting • 250 g split pulverized to >80% passing ‑200 mesh	ACME Vancouver, BC	• 45 element ICP- MS after 4-acid digestion (1EX) • Au by fire assay fusion by ICP-ES (30 g sample wt) (FA-330-Au) • Oxide Cu samples - additional G801 using 5% H2SO4 leech	• SRM 1/30; Blanks 1/30; field duplicates 1/30 • No external checks
2014–2015 (Operator – Entrée)	Acme Elko or Reno, Nevada	• Crush • Riffle splitting • 250 g split pulverized to >80% passing ‑200 mesh	ACME Vancouver, BC	• 45 element ICP- MS after 4-acid digestion (MA-200) • Au by fire assay fusion by ICP-ES (30 g sample wt) (FA-330-Au)	• SRM 1/30; Blanks 1/30; core twin, coarse reject, and pulp duplicates 1/30 • External assay checks 319 samples

In 2012, Entrée initiated a program of re-sampling and assaying approximately 12,413 metres of historical Anaconda core (6,142 samples) from 44 historical drill holes.  This includes additional core from 19 of the 23 drill holes partially re-sampled by PacMag in 2006 and core from 25 complete holes selected by Entrée.  The purpose of the re-assay work was to increase the database of molybdenum, gold and silver assays and provide more uniform coverage throughout the deposit, allowing these by-product elements to be brought into the resource estimates.  The study also validates the copper grades originally reported by Anaconda.  Entrée’s review indicates a good comparison between Entrée’s copper assay results and the historical data, with a low bias (1.0%) noted between the two sets of data.
In July 2012, Entrée completed a double data entry validation program to validate historical Anaconda data, originally hand-entered into the drill hole database. Copper values from a random 6% selection (2,162 samples) of assay records related to the Ann Mason Project were re-entered into an Excel spread sheet and compared to copper results reported in the drill hole database. Twelve data errors were identified representing approximately a 0.6% error rate. Most of the errors identified are from poorly documented or illegible entries in the original data, however these types of errors are rare and do not represent a significant percentage of the overall database. The 2014-2015 infill drilling information, including assay, collar, downhole survey and lithology data, were also subjected to a data verification program. Acceptable error rates were achieved.
Dry bulk density measurements were completed by Entrée on drill core at both Ann Mason (4,181 samples) and Blue Hill (411 samples). Entrée tested all the samples in the Yerington core logging facility during 2011 and 2012, using a wax-coated immersion procedure. On January 30, 2012, Entrée submitted to ALS Minerals in Reno, Nevada, a suite of 30 rock samples for independent bulk density checks. The samples tested by ALS Minerals were not the same pieces used by Entrée, due to the residual wax coating remaining on original samples; instead, an adjacent sample from the same lithology and alteration type was used. ALS Minerals used a similar wax immersion technique, and the results showed a reasonable correlation with no significant bias noted between the two sets of results. Entrée completed specific gravity tests on samples in the Yerington core logging facility during the 2013 program and the 2014-2015 infill drilling program using the same wax-coated immersion procedure. ALS Minerals completed additional bulk density measurements as a check of Entrée’s on-site measurements at its lab in Reno, Nevada. The results showed a reasonable correlation with no significant bias noted.

Ann Mason deposit data verification was undertaken by Amec Foster Wheeler. Entrée provided Amec Foster Wheeler with files prepared by Entrée, and its consultants’ supporting sample collection, preparation and analysis procedures and quality control assessment. Amec Foster Wheeler reviewed the reports and made checks in order to develop an understanding of the mineralization styles and geological controls of the Ann Mason deposit and allow for an assessment of the quality of data.  Amec Foster Wheeler completed a site visit in December 2014 and completed the following checks:
•	Reviewed drilling, logging, sampling, analysis, and data storage procedures.
•	Reviewed geological interpretations on cross sections and plan maps.
•	Quick-logged several drill holes and compared with archived drill logs.
•	Resurveyed several drill collar northings and eastings with a hand-held GPS and compared with database records.
•	Inspected outcrops and compared with surface geology maps.
•	Reviewed down hole survey records for unrealistic kinks.
•	Reproduced statistics assessing sample assay accuracy and precision for several drill campaigns.
Amec Foster Wheeler concluded the drilling logging and sampling procedures are appropriate for the style of mineralization at Ann Mason, the assay data is reasonably accurate, and the database is reasonably free of errors and is suitable to support estimation of mineral resources. Furthermore, Amec Foster Wheeler is of the opinion that Entrée’s sample preparation, security, and analytical procedures applied for the Ann Mason and Blue Hill data met and in some cases exceed current industry accepted standards. QA/QC procedures applied have resulted in acceptable precision, accuracy, and contamination for the sampling completed by Entrée. Re-assay checks of historical data and database entry checks did not identify any significant biases or database quality issues. The wax-coat water immersion procedure used by Entrée to measure specific gravity was an appropriate method. The selection of samples for specific gravity measurement provided an adequate assessment of the variety of rock types encountered at Ann Mason. Comparison of Entrée’s specific gravity results with specific gravity measurements made by independent commercial laboratories did not identify any significant biases.
Spinco plans to use substantially the same sample preparation, security and analytical procedures.

AGP was responsible for Blue Hill drill hole assay database verification. AGP’s 2012 site visit entailed brief reviews of the following:
•	overview of the geology and exploration history of the project.
•	current exploration program on the project.
•	infill drill program for resource category conversion.
•	visits to drill site and drill hole collars check survey.
•	drill rig procedures, including core handling discussion.
•	surveying (topography, collar, and downhole deviations).
•	sample collection protocols at the core logging facility.
•	sample transportation and sample chain of custody and security.
•	core recovery.
•	QA/QC program (insertion of standards, blanks, duplicates, etc.).
•	monitoring of the QA/QC program.
•
review of diamond drill core, core logging sheets, and core logging procedures (including commentary on typical lithologies, alteration and mineralization styles, and contact relationships at the various lithological boundaries).

•	specific gravity sample collection and determination.
•	geological and geotechnical database structure, and all procedures associated with populating the final assay database with information returned from the laboratory.
AGP concluded that the database is reasonably free of errors and is suitable to support estimation of mineral resources.
Mineral Resource Estimates
Ann Mason Deposit
In late 2014, Entrée contracted Amec Foster Wheeler, Vancouver, Canada to prepare an updated mineral resource estimate for the Ann Mason deposit, which was completed in September 2015. The Ann Mason mineral resource estimate reported in the 2017 PEA remains the same as the estimate published in the 2015 PEA. The Ann Mason mineral resource estimate is based on all scientific and technical information as of March 3, 2017 and therefore has an effective date of March 3, 2017.  The mineral resource model and the mineral resource estimate have not changed since September 9, 2015, the effective date of the previous mineral resource estimate.  There has been no additional drilling or other scientific or technical information collected since September 9, 2015 to present. The assumptions used in 2015 to assess reasonable prospects of eventual economic extraction including metal prices, mining, processing and G&A cost metallurgical recoveries and pit slopes remain the same and are still considered reasonable.
The mineral resource estimate is based on approximately 56,268 metres of Entrée drilling in 78 holes (including 40 recent infill drill holes) and approximately 49,000 metres of historical drilling in 116 holes. The resource database also includes re-assaying of 6,142 samples from 44 historical Anaconda core holes, to allow molybdenum, gold, and silver values to be estimated. At a base case cut-off of 0.20% copper, the deposit is estimated to contain the following mineral resources (see Table 5 below).

Table 5 – Mineral Resource Statement for the Ann Mason Deposit based on a 0.20% Copper Cut-off
Classification	Tonnage (Mt)	Grade				Contained Metal
		Cu (%)	Mo (%)	Au (g/t)	Agz (g/t)	Cu (Mlb)	Mo (Mlb)	Au (Moz)	Ag (Moz)
Measured	412	0.33	0.006	0.03	0.64	3,037.6	58.1	0.37	8.46
Indicated	988	0.31	0.006	0.03	0.66	6,853.3	128.5	0.97	21.00
Measured and Indicated	1,400	0.32	0.006	0.03	0.65	9,890.9	186.6	1.33	29.46
Inferred	623	0.29	0.007	0.03	0.66	3,987.2	96.2	0.58	13.16
Effective Date 3 March 2017, Peter Oshust, P.Geo.

Notes:
(1)
Mineral resources are reported within constraining pit shell developed using Whittle™ software. Assumptions include metal prices of US$3.74/lb for copper, US$13.23/lb for molybdenum, US$1,495/oz for gold, and US$23.58/oz for silver, process recoveries of 92% for copper, 50% for molybdenum, 50% for gold, and 55% for silver, mining cost of US$1.09/t + US$0.02/bench below 1605 metres, US$5.82/t for processing, and US$0.30/t for G&A.

(2)	Assumptions include 100% mining recovery.
(3)	An external dilution factor was not considered during this mineral resource estimation.
(4)	Internal dilution within a 20 metre x 20 metre x 15 metre selective mining unit was considered.
(5)	The 0.4% NSR royalty held by Sandstorm was not considered during the preparation of the constraining pit.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Peter Oshust, P.Geo., Principal Geologist of Amec Foster Wheeler prepared the mineral resource estimate. Mr. Oshust is a QP for the purposes of NI 43-101 and is independent of Entrée and Spinco. The mineral resource estimate was prepared in accordance with the May 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Geological interpretation completed by Entrée geologists was used as the basis for a three dimensional model created by Amec Foster Wheeler using Leapfrog™ geological modelling software. Three lithological units were modelled as well as three significant faults. Analysis of assay data within the lithological models demonstrated no significant lithological control over the grade distribution. A 0.15% grade shell was used as the primary control for the interpolation of copper. Two of the three modeled faults constrain portions of the 0.15% copper grade shell.
A block model was constructed in Vulcan™ software with block dimensions of 20 metres × 20 metres x 15 metres high. Copper, gold, silver, and molybdenum grades were interpolated into the blocks by ordinary kriging in three passes. Blocks were classified based on a combination of factors including the number of holes used for each block and the distance to the nearest composites. Validation of the estimated block model revealed no significant global or local grade biases.
Outlier analysis was completed on the copper, molybdenum, gold, and silver composites. Capping thresholds with the 0.15% grade shell are as follows: copper, 0.6%; molybdenum, 0.09%; gold, 0.27 g/t; silver, 4.6 g/t. Outlier restrictions were also applied to copper values outside of the 0.15% grade shell.
To assess reasonable prospects for eventual economic extraction, the Whittle™ pit optimiser software was utilized to prepare a conceptual pit design, constrained within property boundaries, with inputs on mining, processing, G&A, transportation and smelting and refining.  Amec Foster Wheeler assumed that the Ann Mason deposit would be mined utilizing open pit mining methods under a conceptual scenario of 100,000 tonnes per day (“t/d”) and using conventional flotation recovery methods to produce 27% copper concentrates and 55% molybdenum concentrates.

The conceptual pit also used the following assumptions:
•	Metal prices of: US$3.74/lb copper, US$13.23/lb molybdenum, US$1,495/oz gold and US$23.58/oz silver.
•	Metallurgical recovery assumptions of 92% for copper, 50% for molybdenum, 50% for gold and 55% for silver.
•	Operating costs of US$1.09/t for mining (plus US$0.02/bench below 1,605 metres); US$5.82/t for processing; and US$0.30/t for G&A.
•	Smelting, refining and transportation costs per tonne copper concentrate of US$65.00, US$0.065 and US$90.00, respectively.
•	Pit slopes of 52 degrees in the overlying volcanics and 44 degrees in the porphyry units.
•	Mineral resources were tabulated within the pit at a cut-off grade of 0.20% copper.
The metal price assumptions used to develop the constraining pit shell are more optimistic than those used in the economic analysis of the 2017 PEA.  The objective is to develop a constraining pit such that the mineral resources used in the 2017 PEA are a subset of the total mineral resources.  Amec Foster Wheeler is of the opinion that the economic and technical assumptions are reasonable.
Blue Hill Deposit
The Blue Hill mineral resource estimate remains the same as the estimate published in the first PEA (2012). Mineral resources at Blue Hill were estimated under the supervision of Pierre Desautels, P.Geo. of AGP. The Blue Hill mineral resource estimate is based on all scientific and technical information as of March 3, 2017 and therefore has an effective date of March 3, 2017.  The mineral resource model and the mineral resource estimate have not changed since July 31, 2012, the effective date of the previous mineral resource estimate. The assumptions used in 2012 to assess reasonable prospects of eventual economic extraction including metal prices, mining, processing and G&A cost metallurgical recoveries and pit slopes remain the same and are still considered reasonable.
The estimate is based on copper, molybdenum, gold, and silver drill hole sample grades collected from a mix of core and RC drill holes.  The resource is reported within a Lerchs Grossmann (“LG”) pit shell, generated by AGP, and is based on Entrée’s drilling of 30 RC and core holes totaling approximately 6,822 metres. In addition, the estimate incorporates approximately 2,381 metres of RC drilling (7 holes) and 1,057 metres of core drilling (2 holes) completed by PacMag, and 10 historic Anaconda RC and core holes totaling approximately 2,927 metres.
A total of 10 holes drilled in 2013 and 2015 were subsequently added to the database. Four of those holes were located in close proximity to the Blue Hill mineral resource but were considered not material to the overall Ann Mason Project.  Therefore, the Blue Hill mineral resource estimate was not updated and remains the same as in the 2012 PEA.
The key parameters of the estimate are as follows:
•	Domains were modelled in 3D to separate oxide, mixed, and primary mineralization from surrounding waste rock. The domains were modelled to a nominal 0.075% copper cut-off.
•	High-grade outliers in the drill hole assay database were capped to 0.75% for copper, 0.03 g/t for gold, and 2 g/t for silver prior to compositing. No capping was applied to molybdenum.

•	Drill hole assays were composited to five metre lengths interrupted by the overall mineralization boundary.
•
Block grades for copper, molybdenum, gold, and silver were estimated from the drill hole composites using inverse distance weighted to the second power (“ID2”) into 40 x 40 x 15 metre blocks coded by domain.  Molybdenum, gold, and silver were estimated for sulphide blocks only.

•
Dry bulk density was estimated globally for each domain from drill core samples collected throughout the deposit.  The oxide and mixed zones were assigned a density of 2.57 tonnes per cubic metre (“t/m3”) and the sulphide zone was assigned 2.62 t/m3.

•	All blocks were classified as Inferred mineral resources in accordance to CIM definitions.
Mineral resources were reported within an LG pit shell, generated by AGP, above a copper cut-off of 0.10% for the oxide and mixed zones and 0.15% for the sulphide zone.
The general parameters of the LG pit are as follows:
•	average gross metal values of:
o	US$3.32/lb copper for oxide and mixed material, and
o	US$3.16/lb copper, US$12.12/lb molybdenum, US$1,057/oz gold, and US$13.58/oz silver for sulphide material.
•	metallurgical recoveries of:
o	81.7% leachable oxide copper,
o	75% for mixed material, and
o	92% copper, 50% molybdenum, 50% gold and 55% silver for sulphide material.
•	mining costs:
o	oxide and mixed feed material - US$1.30/t,
o	sulphide feed material - US$1.13/t, and
o	all waste costs - US$1.13/t.
•	process and G&A costs of:
o	US$5.06/t for oxide and mixed material, and
o	US$6.22/t for sulphide material.
•	pit slopes of 40 degrees in both the overlying volcanic and in the mineralized granodiorite.
Pit-constrained resources are reported separately for oxide, mixed and sulphide copper mineralization.   The Blue Hill resource is currently 72.13 million tonnes (“Mt”) grading 0.17% copper in the oxide and mixed zones and 49.86 Mt grading 0.23% copper in the sulphide material (Table 6).  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 6 – Blue Hill Inferred Mineral Resource (Effective Date March 3, 2017)
Zone	Cu Cut-off (%)	Tonnes (Mt)	Grade Cu (%)	Contained Cu (Mlb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide Zone	0.10	47.44	0.17	179.37	-	-	-
Mixed Zone	0.10	24.69	0.18	98.12	-	-	-
Oxide + Mixed Zones	0.10	72.13	0.17	277.49	-	-	-
Sulphide Zone	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:
(1)	Mineral resources are classified in accordance with the 2014 CIM Definition Standards for mineral resources and mineral reserves.
(2)	Mineral resources do not include external dilution, nor was the tabulation of contained metal adjusted to reflect metallurgical recoveries.
(3)	Tonnages are rounded to the nearest 10,000 tonnes, and grades are rounded to two decimal places.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content.
(5)	Material quantities and grades are expressed in metric units, and contained metal in imperial units.

Geotechnical
Entrée retained BGC Engineering Inc. (“BGC”) in association with AGP to undertake a geotechnical review of the proposed Ann Mason open pit.  To accomplish this, BGC completed a site visit in February/March 2012.  During the site visit, rock mass characterization was completed by reviewing available core, visiting the Yerington pit, located on an adjacent property owned by Singatse Peak Services LLC, and by examining the Ann Mason site with Entrée personnel.
The drill core that was reviewed from the Ann Mason deposit was primarily located in the area of mineralization; no drill core was available in the area of the proposed pit slopes.  In addition, much of the drill core reviewed had been cut and sampled for assays.  Drill core was HQ diameter and recovered with the “double tube” method, typical of exploration geology drilling.  This method is adequate for geology logging and assay; however, the core can be disturbed and broken by the drilling process.  As such, rock quality designations (“RQD”) logged by Entrée as part of their basic data collection may under-represent the in-situ quality of rock mass due to this disturbance.  BGC supplemented Entrée’s data with observations of rock strength, fracture spacing, longest stick, and joint conditions for the sections of core reviewed.
Geotechnical data relevant to the open pit slopes is limited at this stage of study, typical of most mine development projects at the PEA stage.  AGP concluded that Entrée’s work on the geology of the site appears to be of good quality and its development of a fault model at this stage of study is commendable.  The major data limitation identified in the review is a lack of geotechnical drilling information outside of the mineralized zone or proposed wall slopes.  Geotechnical data in the area of the proposed pit slopes will be needed for future geotechnical evaluations.
The rock mass of the Ann Mason deposit was divided into three main geotechnical units:
•	Tertiary volcanics (Domain I).
•	Granodiorite of the Yerington batholiths (Domain II).
•	Quartz monzonite porphyry of the Yerington batholiths (Domain II).

The overlying volcanics have limited the weathering of the underlying granodiorites and monzonites.
Bedding is the main geological structure observed in the volcanic rocks of the Ann Mason deposit.  The bedding dips on average at 62° to the west.  This west dip of the bedding is a result of the regional tilting due to the rotation of normal faulting.  The main faults of the Ann Mason deposit are the Singatse Fault, the Montana Yerington Fault (1.5 kilometres east of pit), and several possible southeast-striking normal faults.
Pit slope configurations were provided to AGP by BGC for pit design work.  This included overall slope angle, inter-ramp angle by domain, bench height, safety bench spacing, and width and bench face angles.  The maximum inter-ramp height is limited at this stage of study to 150 metres in the Ann Mason deposit.  Each 150 metres, an extra width “geotechnical berm” is to be applied which has a width of 32 metres.
The pit slope design indicated the following:
•	Volcanics (Domain I)
o	inter-ramp angle = 52 degrees,
o	bench face angle = 67 degrees,
o	height between safety benches = 30 metres (double benched), and
o	width of safety bench = 11 metres.
•	Porphyry (Domain II)
o	inter-ramp angle = 39 degrees,
o	bench face angle = 63 degrees,
o	height between safety benches = 15 metres (single benched), and
o	width of safety bench = 11 metres.
These have been incorporated in the current design.
BGC recommends the following:
•
Future geotechnical studies should focus on geotechnical specific drill holes targeting the proposed wall rocks of the pit.  A minimum of four inclined holes should be completed each of which may be up to 800 metres long.  All holes should be “triple tube” coring system holes with splits in the core tube.  HQ3 diameter core is preferred.

•	Due to poorer rock mass quality throughout the deposit, all geotechnical holes should be surveyed with a borehole televiewer system.
•	The hydrogeological system needs to be investigated going forward in the next study. Geotechnical mapping needs to be completed as well.
•	Future geologic models should include interpretations of the main rock types, alteration zones, depth of weathered zones and major geological structures.

Mining
Ann Mason is envisioned as a large-scale conventional open pit mine, involving the development of a single pit with five pit phases. The mine life consists of a three-year pre-production period, followed by a 21-year production life, feeding the mill at a rate of 120,000 t/d. An increased mill throughput of 120,000 t/d (versus the 2012 PEA 100,000 t/d) allows better utilization of the lower grade mill feed resulting in a more logical mining sequence and better mine fleet capital utilization.
Mining will use conventional rotary drilling, blasting, and loading with large 56 m3 cable shovels and 360-tonne trucks working on 15 metre benches.
The total mill throughput in the 2017 PEA mine plan is estimated to be 835 Mt at 0.30% copper, 0.005% molybdenum, 0.03 g/t gold and 0.59 g/t silver of Measured and Indicated material, and 42 Mt at 0.27% copper, 0.005% molybdenum, 0.03 g/t gold and 0.58 g/t silver of Inferred material. To capture the value of the multi metals, a net value per tonne was estimated for each block for LG shell generation and cut-off application. The net value per tonne incorporates grade and recovery data for the four payable metals (copper, molybdenum, gold, and silver), smelter terms and downstream costs. The net value cut-off used for mine planning approximates a 0.145% copper-only cut-off.
The mine plan targeted a 20 to 25 year mine life and as such represents a near surface, relatively low strip ratio, subset of the updated mineral resources. The LOM waste to mill feed strip ratio is 2.01:1 (including pre-strip). Pit slopes are variable depending on the geotechnical parameters of the rock types and range from 50 degrees in the overlying volcanic rocks, to 37 degrees in rocks that host the porphyry mineralization.
The high ratio of Measured plus Indicated to Inferred material in the mine plan emphasizes the high confidence of the resource base used for the 2017 PEA and limits the amount of additional drilling required prior to proceeding to a Pre-Feasibility level. The relative quantities of each classification by pit phase are shown in Table 7 below.
Table 7 – DCF Tonnes and Grade by Phase and Category
Phase	Measured (%)	Indicated (%)	Inferred (%)
1	94.9	4.9	0.2
2	73.4	24.0	2.6
3	40.5	52.7	6.8
4	40.6	55.9	3.5
5	23.9	66.7	9.4
Total	43.9	51.3	4.9
Operating costs for the open pit are expected to average US$1.50/t total material over the LOM or US$4.13/t of mill feed. At the peak of material movement in Years 1 to 7, the major equipment fleet is expected to consist of seven 311 millimetre drills, two 41 m3 front-end loaders, four 58 m3 electric cable shovels and forty 360-tonne trucks. A typical fleet of support equipment (track dozers, rubber tired dozers, graders) are utilized to assist development and maintenance of the mining operation. All prices in the 2017 PEA study are quoted in Q2 2015 United States dollars unless otherwise noted.  These prices were reviewed and found to be very similar and continue to form the basis of the analysis.  No material change was noted.
Pre-stripping operations will begin in Year -3 and by Year 1, 9.6 Mt of mill feed will have been stockpiled in preparation for the mill start up. This stockpile will be rehandled to the mill in Year 1. For Year 1, a plant capacity of 88,000 t/d or 32 million tonnes per annum (“Mt/a”) was used to allow for ramp up. Subsequent years will be at the nominal capacity of 120,000 t/d or 43 Mt/a.

Waste material will be placed to the southwest of the Ann Mason pit in a waste rock management facility (“WRMF”). For the 2017 PEA, waste materials have been assumed to be non-acid generating based upon a review of sulphur present in the deposit. This assumption will need to be confirmed in subsequent levels of study beyond the 2017 PEA. Material in the pre-stripping phase will also be directed to two of the tailings dams to reduce quarrying costs during construction.
Reclamation of the WRMF will be concurrent with mining. The final height of this facility will be at elevation 1680 for an overall maximum height of 210 metres.
Metallurgy and Process
Ann Mason Deposit
Metallurgical testwork was conducted in 2011 and 2012 at Metcon Research in Tucson, Arizona and a comprehensive metallurgical test program was completed more recently at SGS Minerals Services in Lakefield, Ontario (the “2015 Met Program”). The 2015 Met Program used 1,700 kilograms of split core and assay reject samples from the Ann Mason deposit. Work was initiated in April, 2015 with final results completed in January 2016.  The 2015 Met Program advanced the metallurgical understanding of Ann Mason mineralization to a level that will support a future Pre-Feasibility study, by selecting a larger, more significant sample set to include various geometallurgical domains and production periods.  In addition, the work further supports the process concept that the Ann Mason mineralized material is amenable to concentration by conventional grinding and froth flotation.
The 2015 Met Program scope included a comprehensive grindability study, including JK drop-weight testing, which provided input parameters for process modelling of the SAG/ball mill circuit. Downstream flowsheet optimization consisted of locked cycle flotation testing, a liquid/solid separation study for tailings and concentrate, and final product characterisation.
Results from the SGS locked cycle tests on the domain composites show very similar metal recoveries as those used in the 2012 PEA; however, the 2015 flotation testwork shows that a coarser grind size (P80 155 µm) than used in the 2012 PEA (P80 120 µm) can be used with a minor impact on average copper recovery. This significantly improved the process operating costs by lowering power requirements, as well as decreasing the consumption of grinding media and liners in the ball mill. Further reduction in operating costs was also been achieved through simplification of the reagent scheme.
In addition, grindability work confirmed that the feed material is of moderate hardness, with average Bond Rod Work Index and Bond Ball Work Index values of 15.6 kilowatt-hours per tonne (“kWh/t”) and 15.5 kWh/t, respectively.
Locked cycle flotation testing demonstrated that a simple flotation flow sheet with moderate grinds, three stages of cleaning, and low reagent additions is able to generate a saleable copper concentrate, with no significant penalty elements identified.
A bulk flotation test was carried out on a 1.5 tonne composite sample to generate sufficient copper concentrate for copper-molybdneum separation testwork. The objective of the work was to build upon the initial development testwork in 2012, which was limited by feed sample size. The program consisted of pilot-scale continuous primary grinding and rougher flotation, followed by batch regrinding and cleaning in a 10kg flotation cell, and then separation tests in a 2kg flotation cell.
The main conclusions of the 2015 Met Program are as follows:
•
Grindability testing, consisting of Bond Ball Work Index, Bond Rod Work Index, Abrasion Index, SAG Mill Competency, Crushing Work Index, and JK Drop-Weight testing was conducted on selected composites from the program. Results indicated that samples from the deposit are medium to hard when compared with database averages. The variability of results appears moderate and no unusually competent domains or zones of the deposit were identified in the samples tested. The results provide a basis for modeling and design of the comminution circuit.

•
Initial compositing of gypsum and non-gypsum rejects from the chalcopyrite domain indicated that the presence of gypsum did not have any effect on copper recovery by flotation. Similarly, concentrate grade was found to be more influenced by pyrite content rather than gypsum. The grindability program showed the gypsum sample to be slightly more competent than other samples within the test set.

•
Flotation flowsheet development was carried out on the domain composites, primarily chalcopyrite. From the baseline conditions established in 2012, the current program improved the flowsheet in two key areas:

o	coarsening of the primary grind, from a P80 of 120µm to 155 µm, and
o
simplifying the reagent suite, including elimination of specialty Cytec collector MX-3045. The number of cleaner stages was increased to three, and a small amount of CMC was added to the cleaners to control slimes.

•
In total, five locked cycle tests were carried out, two each on the chalcopyrite and pyrite composites, and one on the bornite composite. All tests achieved excellent mass and metal accountability, as well as good stability in the last four stages. An average metallurgical projection was generated based on the results of the locked cycle work.

•
Production composites from the periods Year 1-3 and Year 4-9 were subjected to rougher and cleaner batch flotation tests. The results were comparable to the domain composites, but slightly elevated levels of oxide copper were detected in the Year 1-3 composite.

•
Variability testing consisted of 11 separate composites representing different spatial zones, as well as lithological and grade differences. Grindability testing of six of the variability composites displayed a relatively tight distribution of results, with Bond Ball Work Index values ranging from 15.2 to 17.5 kWh/t. Flotation tests were conducted on 10 of the variability composites and indicated that copper grade and pyrite content were the most important indicators of copper recovery and final concentrate grade, as observed in the test work on the domain and production composites.

•
Test work aimed at developing the copper-molybdenum separation circuit has not yet achieved the target final concentrate molybdenum grade of 50% molybdenum. The work was successful at achieving high open circuit molybdenum recovery in both the rougher and cleaner stages, as well as demonstrating excellent rejection of copper to the combined tailings. Excess slimes flotation in the bulk cleaners is believed to be the result of overgrinding of the bulk rougher concentrate as part of the copper cleaning stage. Some graphitic carbon was identified in the final molybdenum concentrate produced in this program, but it is not expected to be a significant impediment to either final grade or saleability of the concentrate product.  The 2015 copper-molybdenum separation work again demonstrated potential, but encountered technical limitations with the lab procedure that prevented higher concentrate grades being achieved.  As a result, the projection includes only an estimate of molybdenum recovery to concentrate of 50%. Future testwork is expected to provide additional characterisation of the relationship between grade and recovery for the molybdenum product.

•
Settling and filtration tests were carried out on combined tailings samples of the Year 1-3 and Year 4-9. Both composites responded well to the anionic polyacrylamide flocculant Magnafloc 10, which is widely used in this type of application. The Year 1-3 composite demonstrated poorer settling characteristics, as compared to the later production material, requiring a higher flocculant dose and achieving a lower underflow density. Both composites were successful in reaching final cake moisture concentrations of ~15% during vacuum filtration tests, with the near-surface sample requiring a larger unit filtration area.

•
Copper concentrate settling and filtration testing indicated that effective settling could be achieved also using Magnafloc 10. Vacuum filtration rates for the concentrate were found to be slow, but improved significantly with the addition of filter aid.

•
Minor element analysis was conducted on concentrate samples from the domain and production composites. No elements of concern were noted, although a few composites returned slightly elevated mercury concentrations, as high as 14.1 parts per million, which may incur a small penalty depending on the specific terms of the smelter agreement.

•
Preliminary environmental characterisation was carried out by ABA and TCLP testing on the production composite tailings samples. The results indicated that the tailings tested are potentially non-acid generating (NAG), and did not exceed Schedule 4 limits for toxicity.

The proposed flowsheet for the processing plant consists of a conventional SAG/Ball milling circuit to generate a flotation feed product P80 of approximately 155 µm. The flotation circuit would produce separate copper and molybdenum concentrate products for dewatering and shipment to third party smelters. LOM average mill feed would consist primarily of material from the chalcopyrite (46%) and bornite (41%) domains, with a lesser amount from the pyrite zone (13%). Table 8 presents a summary of the LOM metallurgical projection for the Ann Mason deposit. Grades and recoveries are based on the results of the locked-cycle flotation tests from the 2015 Met Program testwork.
Table 8 – Projected Life of Mine Grades and Recoveries for the Copper and Molybdenum Concentrates
Product	Grade				Recovery, %
	Cu, %	Mo, %	Au, g/t	Ag, g/t	Cu	Mo	Au	Ag
Cu Concentrate	30.0	0.1	1.65	36.0	92.0	17.1	57.0	55.0
Mo Concentrate	2.5	50.0	0.6	15	0.1	50.0	0.2	0.2
In addition to the estimates given above, additional projections for copper concentrate grades and recoveries have been calculated for the production periods Year 1-3 and Year 4-9. The locked cycle test results presented in Table 9 were used to provide a weighted average concentrate and recovery estimate for the two production periods (note that copper recovery from the pyrite zone was adjusted to 90% due to the low head grade of the domain composite).
Table 9 – Projected Grades and Recoveries for the Copper Concentrate for the Production Periods Year 1-3 & 4-9
Product	Grade			Recovery, %
	Cu, %	Au, g/t	Ag, g/t	Cu	Au	Ag
Cu Conc – Yr 1-3	27.3	1.32	32.2	91.8	57.0	55.0
Cu Conc – Yr 4-9	28.5	1.81	41.6	91.6	57.0	55.0
Calculated concentrate copper grades for both production periods are lower than 30%, but the estimates are believed to be conservative, due to limitations of the lab equipment when working with low concentrate mass recovery. Test work in 2012 on higher grade composites achieved locked-cycle concentrates as high as 36% copper, and such grades would be reasonable to expect in a properly sized process plant when treating the bornite rich zones of the deposit.
Based on the results of the testwork, a PEA level plant design was completed to process the Ann Mason sulphide material at a nominal rate of 120,000 t/d. The design combines industry standard unit process operations consisting of primary crushing, SAG milling, closed circuit ball milling, copper-molybdenum bulk rougher flotation, concentrate regrinding, copper-molybdenum cleaner flotation, copper-molybdenum separation flotation, and product and tailings dewatering.

The results of this work will be used to further advance the understanding of the metallurgy of the Ann Mason deposit, and to optimize the flowsheet accordingly.
Blue Hill Deposit
In 2012, Metcon completed column leach testing of four composite samples composed of split drill core from the Blue Hill deposit. The objective of the program was to determine the amenability of Blue Hill samples to heap leaching, including copper extraction and acid consumption data.
Three of the composites were from oxide-style mineralization, with calculated head grades ranging between 0.13% copper and 0.25% copper. The fourth was from mixed oxide-sulphide mineralization grading 0.17% copper. Size-by-size analysis of the column head samples crushed to a P80 of ¾" indicated significant upgrading of the copper values in the -2 mm fraction.
Mineralogical characterization of the oxide sample was conducted by Tescan Integrated Mineral Analysis (“TIMA”), which provides semi-quantitative results using an automated scanning electron microscope. The results indicated that copper was predominantly present as chrysocolla and other minerals including goethite, calcanthite, brocanthite, malachite, and tennantite. The remaining copper is contained as minor amounts of sulphides (chalcopyrite, covellite, bornite).
The samples were crushed to a P80 of ¾" and acid addition requirements were determined using bottle roll testing and static leaching. A 40 kg charge of each composite was loaded into separate 3 metre x 10 centimetre diameter columns. The column charges were acid agglomerated and cured for five days prior to the onset of irrigation at a flow rate of 7.33 L/h/m2 and a sulphuric acid concentration of 7 g/L.
After a 91-day leach cycle, the columns yielded recoveries ranging from approximately 83% in the mixed composite to 87% in the mid-grade composite. The average recovery of the four composites was 84.8%. All composites showed very fast recovery rates, with the four columns returning indicated cumulative copper extractions averaging 70% after 15 days of leaching. Sulphuric acid consumption in the four columns ranged between 8.37 kg/kg copper and 15.49 kg/kg copper, and averaged 11.95 kg/kg copper.
For all of the tests, rapid copper extraction was observed at the onset of column irrigation, indicating that significant copper mineral dissolution had occurred during the agglomeration and curing stages. By the third week of leaching extraction, kinetics declined dramatically, but slow progress continued until the end of the test. High copper extractions and fast kinetics are believed to be attributable to the copper mineralization being localized in the fracture zones of the host rock. Hence, a moderate crush size was successful at opening up the mineral surfaces to attack by acid leaching.
Additional column leach testing of the Blue Hill oxide zone is recommended.
Infrastructure and Site Layout
A site layout has been prepared to illustrate the proposed location of required infrastructure, mining, and processing facilities for the Ann Mason Project (Figure 2).

Figure 2 - Ann Mason Project Site Layout

294000 E
296000 E
298000 E
300000 E
302000 E
304000 E
306000 E
4326000 N
4324000 N
4322000 N
4320000 N
4318000 N
4316000 N
4314000 N
4312000 N
N
TAILINGS DAM
TAILINGS DAM
TAILINGS MANAGEMENT FACILITY
MINE ACCESS ROAD
TAILINGS DAM
TAILINGS DAM
BLUE HILL RESOURCE
OPEN PIT
WASTE ROCK MANAGEMENT FACILITY

Entrée Gold Inc.

ANN MASON PROJECT

0 500 1000 (METERS)

Site Plan

| AUTHOR: | S.B.D. | DATE: | October 2015 |
|---|---|---|---|

The mill is to be constructed to the northeast of the open pit and consists of a process plant and the supporting infrastructure for mining operations. A mining equipment garage, as well as mine dry, offices, and warehouse, are also included in the site complex. Access to the site will be via an upgraded access road to the northeast of the project.
The anticipated power demand will be 105 megawatts (“MW”) during peak production.  Following upgrades to electrical substations and transmission lines in Yerington and Smith Valley, currently being planned by Nevada Entergy, power can come from the proposed NV Energy, 60  kV transmission line (120 kV capacity) servicing Smith Valley. A tap from this line will be constructed along with six kilometres of new 120 kV line to service the site. The line will feed two main substation transformers.
The proposed tailings management facility (“TMF”) is illustrated in Figure 2 above. This arrangement provided the lowest height for the tailings dams and added security by keying the tailings dams into rock contacts for increased stability. Further study on this layout is required in later levels of study.

The principal objective of the TMF is to provide secure containment of all the tailings solids generated by the milling process. The facility must accommodate 685.5 Mm3 of tailings.
The tailings dam design for this study considers four separate structures. Three of these will be constructed entirely of rock fill with the fourth a combination of rock fill and cyclone tailings. The South Dam will be the dam with the combination of materials. The volume in the South Dam is estimated at 94.6 Mm3 of which 21.8 Mm3 will be rock. This dam is active the entire mine life.
The tailings slurry will be pumped via a 5 kilometre pipeline from the plant to the South Dam. Tailings will be distributed to a series of cyclones on the dam crest and used to construct the dam further. Process water will be reclaimed from the TMF pond and returned to the plant via a dedicated reclaim water pumpset and pipeline.
The design height of the South Dam is the 1,650 metre level, which results in a maximum height of 125 metres. End of mine life freeboard has been designed at 5 metres.
The TMF pond plays a key role in the site water management by providing buffering of process water, direct precipitation, and runoff.
Surface diversion ditches along the western edge of the TMF have been included to capture and divert water away from the TMF without contact and released back into the environment. Seepage collection ponds and pumping systems are considered in the costing for each of the dams. This seepage will be returned to the process plant via the reclaim water system or returned to the TMF.
The effect of evaporation and a final water balance have not been completed for the 2017 PEA, but will be required in the next levels of study as the Ann Mason Project advances.
The plant site drainage will be collected in a settling pond with disposal to the process water pond. Wash bay drainage will be directed to an adjacent settling pond and pumped to the TMF. Mine water collection will be pumped to a small settling pond near the primary crusher. The water will be used for dust control on the road surfaces. Excess water will be sent to the TMF. Surface drainage will be diverted away from the mine where possible to ensure contact with active mining areas does not occur. If contact does occur, it will be directed to the mine-settling pond.
Capital and Operating Costs
Capital Costs
Table 10 shows a summary of the capital costs for the Ann Mason Project.
The pre-production capital cost estimate includes the open pit mine capital expenditures, capitalized pre-production stripping, a 120,000 t/d processing  plant, infrastructure (including a tailings facility, power improvements, water and roads), environmental costs, owner’s and indirect costs and contingency. The open pit mine equipment is assumed leased; therefore, only the down-payment portion and lease payments during pre-stripping activities are considered in the mine capital costs.
Sustaining capital cost includes the down payment portion of LOM mine equipment replacement, tailings expansions, infrastructure upgrades and reclamation costs.
Initial capital and sustaining capital costs summarized below in Table 10 were estimated using Q2 2015 data and pricing. The pricing was verified for this update and is considered current for Q1 2017.  No material change was noted based on that review.

Table 10 – Summary of Ann Mason 2017 PEA Capital Cost Estimates
Category	Pre-Production and Year 1 Capital (US$M)	Sustaining Capital (Years 2-21)(US$M)	Total Capital (US$M)
Open Pit	450.6	88.7	539.3
Processing	452.2	4.5	456.7
Infrastructure	180.7	24.5	205.1
Environmental	2.1	68.5	70.6
Owner’s and Indirect Costs	162.7	1.6	164.3
Contingency	102.8	3.2	106.0
Total	1,351.0	191.0	1,542.0
Note: Total reported values in table are rounded.
Operating Costs
Operating costs were developed for a 120,000 t/d mining and milling operation with a 21 year milling life. The pre-strip requirements add an additional three years prior to milling commencement.
Total Years 1 to 21 operating costs for the Ann Mason Project are estimated to be US$9.92/t of mill feed on a pre-tax basis (post-tax US$11.34/t). Mining costs were estimated as US$1.50/t mined, inclusive of equipment lease payments. LOM copper pre-tax cash costs are US$1.72/lb on a copper only basis, or US$1.49/lb net of by-product (molybdenum, gold and silver) credits. LOM AISC are US$1.79/lb on a copper only basis, or US$1.57/lb net of by-product (molybdenum, gold and silver) credits. Table 11 shows a breakdown of the operating cost categories for Years 1 to 21 on an average cost per tonne of mill feed basis.
All prices in the 2017 PEA are quoted in Q2 2015 United States dollars unless otherwise noted. These prices were reviewed and found to be very similar and continue to form the basis of the analysis.  No material change was noted. Diesel fuel pricing is estimated at US$0.80/L using a US$75/barrel reference price. This estimate was derived from a price quotation for off-road diesel fuel delivered to site with applicable taxes considered. The price for electrical power was set at US$0.064/kWh, based on current Nevada industrial pricing.
G&A costs are based on an average of 53 people (16 staff and 37 hourly). Additional charges, such as public relations, recruitment, logistics, and busing, are also included in the G&A costs. Mine employees will be located in the immediate area, and no camp will be provided or required.
Concentrate transportation costs are estimated using values from logistics firms. Delivery of the concentrate will be by bulk trailers and hauled either to the port of Stockton, California, or by truck/rail to Coos Bay, Oregon, or Vancouver, Washington, for delivery to customers overseas. The molybdenum concentrate will be stored in tote bags and delivered to locations in the United States, either Arizona or Pennsylvania.
Port costs consider the handling of the bulk material, assaying, and cost of the referee on the concentrate grade.
Shipping to smelter cost is based on current seaborne rates for delivery to various smelters in the Pacific Rim for the copper concentrate.
A summary of all the operating cost categories on a cost per tonne mill feed basis over the total mill feed tonnage is shown in Table 11.  Costs associated with those items directly attributable to the concentrate are reported in cost per tonne of concentrate.

Table 11 – Summary of Ann Mason Operating Costs Year 1 – 21
Category	Mined (US$/t)	Mill Feed (US$/t)	Cu Concentrate (US$/t)
Mining (mill feed and waste)	1.50	4.13	455
Processing	-	4.59	506
G&A	-	0.26	29
Subtotal On-Site Costs	-	8.98	990
Transportation, Port Costs, Shipping	-	0.87	96
Royalties	-	0.07	7
Total Pre-Tax Operating Cost	-	9.92	1,093
Taxes	-	1.42	157
Total Post-Tax Operating Cost	-	11.34	1,250
Economic Analysis
The 2017 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2017 PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.
The analysis is based on a LOM plan for 21 years at a processing rate of 120,000 t/d.  All prices are quoted in Q2 2015 United States dollars unless otherwise noted. These prices were verified with the vendors and considered valid for Q1 2017 due to their similarity.  No material change was noted.
The tonnes and grades from the five-phase design for the open pit phases were used in the discounted cash flow (“DCF”) analysis. The breakdown of Measured, Indicated, and Inferred material utilized in the analysis is shown in Table 7 above to highlight the percentage of material currently in the Measured and Indicated category. A total of 95.1% of the material in the DCF is currently in the Measured and Indicated category. Two additional phases were designed, complete with access, but while still economic, did not benefit the net present value (“NPV”) of the overall Ann Mason Project at current metal prices. These demonstrate upside potential for the mine.
Table 12 shows the various metal price scenarios evaluated in the 2017 PEA.
Table 12 – Metal Prices by Scenario
Metal	Unit	Low Case	Base Case	High Case
Copper	US$/lb	2.75	3.00	3.25
Molybdenum	US$/lb	9.00	11.00	13.00
Silver	US$/oz	15.00	20.00	25.00
Gold	US$/oz	1,100.00	1,200.00	1,300.00
The Base Case is the scenario chosen by AGP and Spinco, with the other scenarios used for price sensitivities. The pre-tax results for the Base Case indicate the potential for a NPV7.5 of US$1,158 million with an IRR of 15.8%. The payback period is 6.4 years, with payback occurring in the seventh year of production (Table 13 below). The post-tax results for the Base Case indicate the potential for a NPV7.5 of US$770 million with an IRR of 13.7%. The payback period is 6.9 years, with payback occurring in the seventh year of production (Table 13 below).

Table 13 – Discounted Cash Flow Results
Cost Category	Unit	Low Case	Base Case	High Case
Operating Costs
Open Pit Mining	(US$M)	3,625.0	3,625.0	3,625.0
Processing	(US$M)	4,027.3	4,027.3	4,027.3
G&A	(US$M)	254.8	254.8	254.8
Concentrate Trucking	(US$M)	521.8	521.8	521.8
Port Costs	(US$M)	43.3	43.3	43.3
Shipping to Smelter	(US$M)	199.0	199.0	199.0
Subtotal Operating Costs	(US$M)	8,671.2	8,671.2	8,671.2
Capital Costs
Open Pit Mining	(US$M)	539.3	539.3	539.3
Processing	(US$M)	456.7	456.7	456.7
Infrastructure	(US$M)	205.1	205.1	205.1
Environmental Costs	(US$M)	70.6	70.6	70.6
Indirect	(US$M)	164.3	164.3	164.3
Contingency	(US$M)	106.0	106.0	106.0
Subtotal Capital Costs	(US$M)	1,542.0	1,542.0	1,542.0
Revenue (after smelting, refining, roasting, payables)	(US$M)	13,840.2	15,285.5	16,730.7
Royalties (0.4%)	(US$M)	52.3	58.1	63.9
Net Revenue( less Royalties)	(US$M)	13,787.9	15,227.4	16,666.9
Pre-Tax Net Cash Flow (Revenue-Operating-Capital)	(US$M)	3,574.7	5,014.2	6,453.7
Total Tax	(US$M)	844.8	1,241.4	1,659.1
Post-Tax Net Cash Flow	(US$M)	2,730.0	3,772.8	4,794.6
Net Present Value (Pre-Tax)
NPV @ 5%	(US$M)	1,184	1,937	2,690
NPV @ 7.5%	(US$M)	591	1,158	1,724
NPV @ 10%	(US$M)	205	641	1,078
IRR	(%)	11.9	15.8	19.4
Payback Period	Years (Year paid)	8.3 (Yr 9)	6.4 (Yr 7)	5.2 (Yr 6)
Net Present Value (Post-Tax)
NPV @ 5%	(US$M)	815	1,379	1,928
NPV @ 7.5%	(US$M)	339	770	1,189
NPV @ 10%	(US$M)	30	366	694
IRR	(%)	10.3	13.7	16.8
Payback Period	Years (Year paid)	8.7 (Yr 9)	6.9 (Yr 7)	5.7 (Yr 6)
Potential revenue from the various metal streams with the Base Case pricing had copper as the dominant value from the deposit at US$14.2 billion or 92.6% of the total revenue. This is followed by gold at US$509 million for 3.3% of the revenue, molybdenum at US$453 million for 3.0% of the revenue, and silver at US$168 million (1.1%).
The metal terms considered copper smelting to cost US$80/dmt and refining to cost US$0.080/lb for an average concentrate grade of 30%. The molybdenum roasting fees would be US$1.15/lb with 99% payable. Silver and gold would both be payable at 97% with refining charges of US$1.00/oz silver and US$10.00 /oz gold. Table 14 shows other key production statistics developed as part of the analysis.

Table 14 – Ann Mason Key Metal Production Statistics and Cash Costs
Cost Category	Unit	Value
Mill Feed
Rate	t/d	120,000
Grade	Cu%	0.30
Total Operating Cost	(US$/t mill feed)	9.92
Mine Life	(years)	21
Initial Capital Costs (Year -3, Year -2, Year -1)	(US$M)	1,177.7
Year 1 Capital Costs	(US$M)	173.4
Sustaining Capital Cost	(US$M)	191.0
Total Mine Capital	(US$M)	1,542.0
Payable Copper
Initial 5 Years Average Annual Production	(Mlb)	229
Average Annual Production – LOM	(Mlb)	241
Total LOM Production	(Mlb)	5,065
Payable Molybdenum
Initial 5 Years Average Annual Production	(Mlb)	2.2
Average Annual Production – LOM	(Mlb)	2.2
Total LOM Production	(Mlb)	46.0
Recovered Precious Metals		Gold	Silver
Initial 5 years Average Annual Production	(oz)	13,500	302,200
Average Annual Production - LOM	(oz)	21,000	434,400
Total LOM Production	(oz)	441,300	9,122,800
Copper Concentrate
Initial 5 Years Average Annual Production	(dmt)	360,000
Average Annual Production – LOM	(dmt)	379,100
Total LOM Production	(dmt)	7,961,600
Molybdenum Concentrate
Initial 5 Years Average Annual Production	(dmt)	1,900
Average Annual Production – LOM	(dmt)	1,800
Total LOM Production	(dmt)	38,400

Cost Category	Unit	Value
Cash Costs – Year 1 to Year 5		Pre-tax	Post-tax
Copper Cash Cost without Credits (Mo, Au, Ag)	(US$/lb)	2.08	2.13
Copper Cash Cost with Credits (Mo, Au, Ag)	(US$/lb)	1.89	1.94
All In Sustaining Cost (AISC) without Credits (Mo, Au, Ag)	(US$/lb)	2.28	2.32
All In Sustaining Cost (AISC) with Credits (Mo, Au, Ag)	(US$/lb)	2.09	2.13
Cash Costs – Year 1 to Year 21		Pre-tax	Post-tax
Copper Cash Cost without Credits (Mo, Au, Ag)	(US$/lb)	1.72	1.96
Copper Cash Cost with Credits (Mo, Au, Ag)	(US$/lb)	1.49	1.74
All In Sustaining Cost (AISC) without Credits (Mo, Au, Ag)	(US$/lb)	1.78	2.03
All In Sustaining Cost (AISC) with Credits (Mo, Au, Ag)	(US$/lb)	1.56	1.81
Cash Costs – LOM		Pre-tax	Post-tax
Copper Cash Cost without Credits (Mo, Au, Ag)	(US$/lb)	1.72	1.96
Copper Cash Cost with Credits (Mo, Au, Ag)	(US$/lb)	1.49	1.74
All In Sustaining Cost (AISC) without Credits (Mo, Au, Ag)	(US$/lb)	1.79	2.04
All In Sustaining Cost (AISC) with Credits (Mo, Au, Ag)	(US$/lb)	1.57	1.81
Net Annual Cash Flow		Pre-tax	Post-tax
Year 1 to Year 5	(US$M)	161.6	151.3
Year 1 to Year 21	(US$M)	297.9	238.4
LOM	(US$M)	200.6	150.9
Sensitivity to various inputs was examined on the Base Case. The items varied were recovery, metal prices, capital cost, and operating cost. The results of that analysis are shown in Figure 3 and Figure 4.
Figure 3 – Spider Graph of Sensitivity of NPV7.5 (Post-Tax)

Figure 4 – Spider Graph of IRR Sensitivity (Post-Tax)

The greatest sensitivity in the Ann Mason Project is metal price. The Base Case prices that are used consider a price of copper at US$3.00/lb. A 10% reduction in metal price to US$2.70 brings the NPV of the project to US$279 million. A 10% increase in the copper price to US$3.30 yields an NPV of US$1,245 million. The -20% sensitivity on metal prices is roughly equivalent to a copper price of US$2.40.
The second most sensitive parameter is recovery. To calculate the sensitivity to recovery, a percentage factor was applied to each metal recovery in the same proportion. Therefore, while sensitivity exists, actual practice may show less fluctuation than is considered in this analysis. Recovery test work has not indicated recoveries in the range of 74% which the -20% change in recovery would represent.  As copper represents 92.2% of the revenue, this large a swing in recovery has the obvious effect of influencing the project, but may not be realistic.
The operating cost is the next most sensitive item. With the mine being a bulk mining operation, focus on this cost is instrumental to maintaining attractive project economics. Any opportunity to shorten waste hauls would have a positive impact on the project economics.
The least most sensitive item is capital cost. While changes in the cost have an effect, in comparison to the other three parameters, its effect is more muted. If the capital costs go up by 20%, the post-tax NPV change from the Base Case drops to US$508 million from US$770 million.
The 0.4% NSR royalty payable to Sandstorm is included in the 2017 PEA.
Environmental
Over the past several years, Entrée has continued to advance environmental studies and permitting for the Ann Mason Project. Baseline environmental studies, including biology (vegetation and wildlife), cultural resources, and WOUS/Wetlands delineation, have been completed on approximately 4,063 ha (10,040 acres) of the project area. No significant obstacles to the development of Ann Mason were identified in any of the baseline environmental studies completed to date. On April 1, 2016, Entrée received an approved WOUS/Wetlands jurisdictional determination from the USACE, that the water drainages on the Ann Mason Project are considered “isolated waters with no apparent interstate or foreign commerce connection” and as a result, no permit under Section 404 of the Clean Water Act is required for Ann Mason.

Permits required for the development of Ann Mason include an approved Mining Plan of Operations from the BLM, Water Pollution Control and Reclamation Permits from the Nevada Bureau of Mining Regulation and Reclamation (“BMRR”), an Air Quality Permit from the Nevada Bureau of Air Pollution Control and Conditional Use/Special Use Permits from Lyon and Douglas Counties.
Results of the baseline environmental studies will form part of an Environmental Impact Study (“EIS”) of the project, as required by the National Environmental Policy Act (“NEPA”). Once Spinco completes a Pre-Feasibility study of the Ann Mason Project and submits its Mining Plan of Operations to the BLM for approval, an EIS will be required as part of the approval process. The BLM will be the lead agency under NEPA rules, and will only issue a final EIS after considering comments from the public and other agencies including the U.S. Environmental Protection Agency.
Technical Report Recommendations and Budget
The Ann Mason Project development options are sufficiently understood and the project shows positive economics to support a decision to proceed to a Pre-Feasibility study.  As an initial part of the preparation for a Pre-Feasibility study, a two-stage drill program is recommended in the 2017 PEA to bring the mineral resources within the current Phase 5 pit to a minimum Indicated mineral resource category and to complete a program of wide-spaced, drilling within the pit, but outside of the current 0.15% copper grade shell.
A second program of exploration drilling is also recommended to test several key target areas within the Ann Mason Project boundaries, initially focused on near-surface oxide copper mineralized targets in the vicinity of Blue Hill and Ann Mason, as well as several high priority, deeper sulphide mineralized targets at the Blackjack IP target and to the west of Ann Mason. The overall budget to complete the recommended work is summarized as follows:
•	Stage 1 and 2 in-pit drilling US$2.32 million
•	Regional exploration drilling US$2.07 million
Blue Hill and the peripheral oxide targets remain very strong priorities for Spinco that will see a portion of the regional exploration drilling.  On the near-surface Blue Hill oxide target, copper oxide mineralization extends from surface to a maximum depth of 185 metres (average approximately 125 metres), over an area of 800 by 500 metres and remains open to the northwest and southeast. Drilling of the underlying sulphide target remains sparse, but has identified a target more than one kilometre in width which remains open in most directions with potential for expansion.  Blue Hill has not been incorporated into the 2017 PEA, however, through additional drilling there is potential for the Blue Hill oxide copper deposit to be incorporated into the overall mine plan.
AGP also recommends in the 2017 PEA that Spinco develop a thorough Pre-Feasibility scope and detailed budget.  AGP estimates that in addition to the budget for the two stages of in-pit drilling and regional exploration noted above, a Pre-Feasibility study for Ann Mason would be approximately US$9 to US$11 million to complete. Proceeding with the activities that would allow completion of a Pre-Feasibility study would be contingent upon Spinco receiving Spinco Board approval to complete the Pre-Feasibility study and Spinco having the required funding in place. The Pre-Feasibility study would cover areas such as:
•	resource estimate update
•	geotechnical studies
•	condemnation drilling

•	tailings management facility design and site geotechnical
•	environmental management studies and data collection
•	concentrate marketing and sales studies
•	capital and operating cost estimation
•	financial evaluation
•	project management and administration
Near Term Exploration and Development Plans
During 2016 Entrée completed minimal amounts of field work at the Ann Mason Project, however moving into 2017 and beyond Spinco anticipates a gradual improvement in metal prices and in the mining investment environment and plans to advance the work described in the above budgets.  Spinco will consider strategic partnerships, joint ventures and similar arrangements that would help facilitate more aggressive development of the project.
Non-Material Property – Lordsburg Property
The Lordsburg property is located in southwest New Mexico approximately 370 kilometres southwest of Albuquerque. The Lordsburg claims cover 2,013 hectares (4,974 acres) adjacent to the historic Lordsburg copper-gold-silver district. Spinco has a 100% interest in the property.
Previous Entrée drilling during 2008 and 2009 at Lordsburg was successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization.  A zone of surface porphyry-style alteration and anomalous copper geochemistry exceeds 1.2 kilometres in length and 600 metres in width. Within this zone, limited wide-spaced diamond drilling has confirmed sub-surface copper-gold mineralization over a 600 metre by 600 metre area, which remains open in several directions.  Twelve core holes totaling about 6,100 metres were drilled by Entrée, including EG-L-09-012 which returned a near-surface intersection of 0.25% copper and 0.15 g/t gold over 94 metres, including 60 metres of 0.31% copper and 0.21 g/t gold.
Mineralization appears best developed in the contact areas between a feldspar porphyry stock and volcanic rocks. Potassic alteration and sulphide-quartz veining are associated with the strongest areas of mineralization.
No work was completed in 2016.  Future drilling will be directed towards expanding the existing drill-defined copper and gold zone. The proposed Plan of Operations for Lordsburg has been approved by the BLM and an Application to Conduct Mineral Exploration has been approved by the New Mexico Division of Mining and Minerals.
The Lordsburg property is subject to a 2% NSR royalty.

Selected Pro Forma Financial Information
Spinco has not completed a financial year and has not yet conducted any business. The following is a summary of certain financial information on a pro forma basis for Spinco as at December 31, 2016 assuming completion of the Plan of Arrangement and should be read in conjunction with the Pro Forma Financial Statements of Spinco attached as Schedule “F” to this Circular.
	As at December 31, 2016
	Actual (US$ - 000’s)	Pro Forma As Adjusted (US$ - 000’s)
Cash and cash equivalents	$1	$8,880
Prepaid expenses	-	217
Equipment	-	56
Mineral properties	-	48,737
Reclamation deposits	-	481
Total assets	$1	$58,371

Current liabilities	-	$229
Deferred income tax	-	$3,015
Shareholders’ equity	$1	$55,127
Total liabilities and shareholders’ equity	$1	$58,371

Management Discussion and Analysis (“MD&A”)
Background
Spinco is an exploration stage company engaged in the acquisition, exploration and development of mineral properties focused in the United States with the aim of developing them to a stage where can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploration.
Company Mission and Focus
Spinco is focused on exploration and development efforts in the United States, seeking to develop the Ann Mason Project, advance the Lordsburg property and identify new projects through early stage exploration and managing risk by forming joint ventures in which partner companies explore and develop Spinco projects in return for the right to earn an interest in them. Through this means, Spinco endeavours to expose Spinco Shareholders to discovery and capital gain without as much funding and consequent share dilution as would be required if Spinco were to have developed all these projects without a partner. Spinco will advance projects further when they are considered of such merit that the risk/reward ratio favours this approach.
Spinco currently anticipates a gradual improvement in metal prices and the mining investment environment. Spinco may undertake exploration drilling to test additional high priority target areas within the Ann Mason Project before seeking partners.  It is expected that exploration drilling would initially focus on near-surface oxide copper mineralized targets in the vicinity of Blue Hill and Ann Mason, as well as several other, deeper sulphide mineralized targets at the Blackjack IP target and to the west of Ann Mason.  Spinco may also advance work that would allow it to complete a Pre-Feasibility Study on the Ann Mason Project. Spinco’s future business is likely to include the acquisition of additional properties and possibly amalgamating with one or more other similar entities that, when combined, would be value accretive for shareholders of both entities.
Overall Performance
Below is a discussion of overall performance, results of operations, financial operations and cash flows.

Recent Development
On February 28, 2017, Entrée announced its intention to reorganize its business by transferring the Ann Mason Project and Lordsburg property to Spinco. Pursuant to the Plan of Arrangement, Shareholders will receive Spinco Common Shares in proportion to their shareholdings in Entrée.
Annual MD&A – Spinco
Selected Financial Data
As at date of incorporation February 24, 2017 (US$ - 000’s)
Total revenue	Nil
Net loss for the year	Nil
Loss per share	Nil
Total assets	$1
Total long term liabilities	Nil

Results of Operations
Spinco was incorporated on February 24, 2017 under the laws of the Province of British Columbia as a wholly‑owned subsidiary of Entrée. Spinco has no activities since incorporation and thus the results of operations were deemed not meaningful for discussion purposes.
Annual Carve-Out MD&A
This MD&A of Entrée Carve-Out (“Carve-Out” or the “Entity”) has been prepared by management of Spinco and should be read in conjunction with the audited carve-out combined financial statements and related notes thereto of the Entity for the years ended December 31, 2016, 2015 and 2014, which were prepared in accordance with IFRS.  All dollars figures are expressed in United States dollars unless otherwise stated.
This MD&A may contain forward-looking statements in respect of various matters including upcoming events.  The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Entity disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.
Description of Business
Carve-Out is an exploration stage entity that is engaged directly in the exploration and development of exploration and evaluation properties in the United States. The address of the Entity’s registered office is Suite 1200-200 Burrard St, Vancouver, BC, V7X 1T2.
The Entity is in the business of exploring and developing mineral projects and has not yet determined whether these projects are economically recoverable mineral reserves.

Selected Financial Data
	Year ended December 31, 2016 (US$ - 000’s)	Year ended December 31, 2015 (US$ - 000’s)
Net loss for the year	$2,375	$5,297
Loss per share	Nil	Nil
Total assets	$49,620	$49,928
Total liabilities	$3,244	$3,636

Results of Operations
For the year ended December 31, 2016, the Entity recorded a net loss of US$2,375,000 compared to a net loss of US$5,120,000 for the year ended December 31, 2015.  The decrease of US$2,745,000 in net loss was primarily the result of reduction of exploration and administrative expenditures as well as an unrealized foreign exchange gain of US$1,184,000 recognized in 2015.
The Entity has no revenue from mining operations as it only conducts exploration and development work.
General and administrative expenses were US$1,046,000 for the year ended December 31, 2016 (December 31, 2015 - US$2,666,000).  The primary decrease in general and administrative expenses was the result of a reduction in the workforce and overheads resulting in a decrease of salaries and benefits of US$1,218,000.
General exploration expenses of US$1,366,000 were incurred in the year ended December 31, 2016 (December 31, 2015 - US$3,502,000).  The reduction in these expenditures was related to a decrease in activities at the Ann Mason Project resulting in lower drilling costs of US$1,085,000, consultants of US$660,000, and salaries and benefits of US$265,000.
There were no significant non-cash items in the year ended December 31, 2016 and 2015.
Liquidity and Capital Reserves
At the Effective Time, Spinco will have approximately US$8,880,000 of cash on hand. Spinco will receive US$8,750,000 in exchange for Spinco Common Shares.
Management believes that the Entity’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  Management has a proven track record to be able to raise money even in a very challenging financial marketplace as evident in past private placements.
Related Party Transactions
Carve-Out has related party transactions with Entrée through an administrative services agreement (the “Administrative Services Agreement”) dated as of the Effective Date between Carve-Out and Entrée. Entrée provides office space, furnishings and equipment, communications facilities and personnel necessary for Carve-Out to fulfill its basic day-to-day head office and executive responsibilities on a cost-recovery basis.
Personnel include Entrée’s senior officers and such other personnel as are required to provide or oversee such accounting and financial, cash management, investment, corporate secretarial, stock exchange and government relations, audit, legal, insurance, corporate communications and investor relations, information technology, risk management, technical, human resources, tax and other third party professional or non-professional services, as are deemed necessary or advisable by Carve-Out.  During the year ended December 31, 2016, Carve-Out incurred US$961,489 (2015 - US$2,478,176; 2014 - US$2,707,862) of costs associated with the services provided to Carve-Out.  The cost allocation is on a pro-rata basis of personnel and other requirements of Entrée and Entity during a fiscal year.  The cost allocation is applied to Entrée’s actual monthly costs of rent and general office, communications, insurance and other corporate overhead charges; conferences, information and intelligence and other charges related to investor relations services; and base salary, benefits, vacation pay, perquisites, professional memberships and continuing education expenses of personnel.

Financial Instruments
The Entity's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values because of the short-term nature of these investments.
The Entity’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and commodity price risk.
Currency risk
The Entity is subject to expenditures in United States dollars and Canadian dollars and therefore is affected by changes in exchange rates between these currencies.  The Entity does not invest in foreign currency contracts to mitigate the risks.
As at December 31, 2016, the Entity did not have any assets or liabilities denominated in currencies other than the functional currency of the applicable subsidiaries.
Credit risk
The Entity’s cash and cash equivalents are held in large Canadian financial institutions.  The Entity’s excise tax consists primarily of sales tax due from the federal government of Canada.  The Entity is exposed to credit risks through its accounts receivable.
To mitigate exposure to credit risk on cash and cash equivalents, the Entity has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.
As at December 31, 2016, the Entity’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.
Liquidity risk
Liquidity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
A 1% change in the interest rate would change the Entity’s net income by $Nil.
Commodity price risk
The ability of the Entity to explore its exploration and evaluation assets and the future profitability of the Entity are directly related to the market price of copper and other base metals.  The Entity has not hedged any of its potential future copper sales.  Management monitors copper prices to determine the appropriate course of action to be taken by the Entity.
A 1% change in the copper price would affect the fair value of the Entity by $Nil.
Fair value classification of financial instruments
Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.
Level 2 — Quoted prices in active markets for similar assets that are observable.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
At December 31, 2016, the Entity had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of US$0.1 million.
Management of Capital
The Entity manages its common shares, stock options and warrants as capital.  The Entity’s objectives when managing capital are to safeguard the Entity’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.
The Entity manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Entity may attempt to issue new shares and, acquire or dispose of assets.  In order to maximize ongoing exploration efforts, the Entity does not pay out dividends.  The Entity’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.
The Entity expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.
Significant accounting judgments and estimates
The preparation of the consolidated carve-out financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these judgments and estimates.  The consolidated financial statements include judgments and estimates which, by their nature, are uncertain.  The impacts of such judgments and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.
Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:
Critical Judgments
The analysis of the functional currency for each entity of the Entity.  In concluding that the United States dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Entity operates.  As no single currency was clearly dominant, the Entity also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.
Estimates
The recoverability of accounts receivable which is included in the consolidated statements of financial position.

The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss.
The value of the exploration and development costs which is recorded in the consolidated statements of financial position.
The Entity uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders’ warrants. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Entity’s control.
The provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position.
The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable.
Future accounting standards
In July 2014, the IASB issued the final version of IFRS 9 – Financial instruments to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The amended standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption still permitted.
IFRS 15 was issued by the IASB on May 28, 2014, and will replace IAS 18 - Revenue, IAS 11 - Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018.
On January 13, 2016, the IASB issued IFRS 16 – Leases, the new leases standard. The standard is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 – Revenue from contracts with customers has also been applied.
The Entity has not yet completed the process of assessing the impact that IFRS 9, IFRS 15, and IFRS 16 will have on its consolidated financial statements, or whether to early adopt these new requirements.
Authorized and Issued Share Capital
The authorized capital of Spinco consists of an unlimited number of common shares without par value, of which 1,000 Spinco Common Shares are issued and outstanding as of the date of this Circular.  Immediately prior to the Effective Time, Entrée will own all of the outstanding Spinco Common Shares.

Assuming an issued capital of 172,902,9673 Entrée Common Shares immediately prior to the completion of the Plan of Arrangement, there will be approximately 77,805,775 Spinco Common Shares issued and outstanding upon completion of the Plan of Arrangement.
Based on this assumption, there will also be Spinco Replacement Stock Options and Spinco Replacement Warrants outstanding upon completion of the Plan of Arrangement exercisable to purchase 3,708,000 and 4,169,117 Spinco Common Shares, respectively.
Spinco Shareholders are entitled to one vote for each Spinco Common Share held on all matters to be voted on by Spinco Shareholders. Spinco Shareholders are entitled to receive such dividends as may be declared by the directors of Spinco out of funds legally available for that purpose. Each Spinco Common Share is equal to every other Spinco Common Share and all Spinco Common Shares participate equally on liquidation or distribution of assets. There are no pre-emptive, redemption, purchase or conversion rights attached to the Spinco Common Shares.
Dividends
Spinco has not, since the date of incorporation, declared or paid any dividends on Spinco Common Shares, and Spinco does not currently have a policy with respect to the payment of dividends
Consolidated Capitalization
The following table sets forth Spinco’s cash and cash equivalents, and consolidated capitalization, as at the date of this Circular. The following table should be read in conjunction with the annual consolidated financial statements of Spinco and the Pro Forma Financial Statements, including the notes thereto, contained elsewhere in this Circular.
The pro forma fully diluted share capital of Spinco, upon completion of the Arrangement is also set out below.
	As at December 31, 2016
	Actual (US$ - 000’s)	Pro Forma As Adjusted (US$ - 000’s)

Share Capital	$1	$55,127
Reserves	$16,397	-
(Deficit) capital contribution	$29,979	-
Total shareholders’ equity	$46,376	$55,127
Total capitalization	$49,620	$58,371
Options to Purchase Securities
Outstanding Options
As at the date of this Circular there are no Spinco Options outstanding. The following table shows the number of Spinco Replacement Stock Options that are anticipated to be outstanding upon completion of the Arrangement.
__________________________

1 This includes the 100,000 Shares expected to be issued to Stephen Scott after the Entrée blackout period is lifted and prior to the Effective Date.

Group	Securities Under Options Granted (#)	Exercise or Base Price of original Stock Options (US$/Security) (2)	Market Value of Securities Underlying Spinco Options on the Date of Grant (US$/Security) (2)	Expiration Date
Directors and officers of Spinco(1)	636,750 22,500 236,250 337,500 225,000 234,000 45,000 742,500	- - - - - - - -	- - - - - - - -	Mar. 15, 2018 Apr. 9, 2018 Dec. 19, 2018 Dec. 22, 2019 Nov. 15, 2020 Dec. 3, 2020 Mar. 31, 2021 Nov. 21, 2021
Employees and consultants of Spinco and Spinco’s subsidiaries	33,750 45,000	- -	- -	Mar. 15, 2018 May 15, 2018
Directors, executive officers, employees and consultants of Entrée	159,750 148,500 198,000 67,500 85,500 83,250 45,000 112,500 249,750	- - - - - - - - -	- - - - - - - - -	Sep. 7, 2017 Sep. 21, 2017 Mar. 15, 2018 Jun. 27, 2018 Dec. 19, 2018 Dec. 22, 2019 July 12, 2020 Dec. 3, 2020 Nov. 21, 2021

Notes:

(1) Spinco Replacement Stock Options will be granted to four directors and four officers of Spinco.
(2) The exercise price of original Stock Options and the market value of securities underlying Spinco Replacement Stock Options will be calculated as described below.
Approximately 3,708,000 Spinco Replacement Stock Options will be issued on the Effective Date to holders of Stock Options pursuant to the Plan of Arrangement. Each Spinco Replacement Stock Option will have an exercise price equal to the product obtained by multiplying: (a) the quotient obtained by dividing the exercise price of the Stock Option by 0.45, by (b) the Spinco Ratio, rounded down to the nearest whole cent in any case where, after such rounding, the aggregate In The Money Amount of the Entrée Replacement Stock Option and fraction of the Spinco Replacement Stock Option received would not exceed the In The Money Amount of the Stock Option disposed of, and rounded down to the nearest whole cent.
Stock Option Plan
As the Option Plan will not carry forward to Spinco, and in contemplation of the Arrangement, if the Arrangement is approved at the Meeting, Shareholders will also be asked to consider and, if thought appropriate, pass an ordinary resolution approving the Spinco Option Plan at the Meeting. See “Approval of Spinco Option Plan”.
Prior Sales
The following table summarizes the sales of Spinco Common Shares within the 12 months prior to the date of this Circular. On the Effective Date, it is expected that a total of 77,805,775 Spinco Common Shares will become outstanding pursuant to the Plan of Arrangement.

Date	Number of Spinco Common Shares	Proceeds	Value per Spinco Share
February 24, 2017	1,000	US$1,000	US$1
Market for Securities
Currently, there is no market for Spinco Common Shares. It is a condition of closing to the Arrangement that the TSX has given conditional acceptance to the listing of the Spinco Common Shares. Listing will be subject to the Spinco fulfilling all the listing requirements of the TSX. Spinco does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities, on a U.S. marketplace.
Principal Holders of Voting Securities
As at the date of this Circular, to the knowledge of Spinco’s directors and executive officers, the only persons who, or corporations which, will beneficially own, or control or direct, directly or indirectly, Spinco Common Shares carrying 10% or more of the voting rights attaching to all issued and outstanding Spinco Common Shares, following completion of the Plan of Arrangement, are:
Shareholder Name	Number of Shares	Percentage of Issued Shares
Rio Tinto	13,664,757(1)	17.56%
Sandstorm	10,755,171	13.82%

Note:

(1)	Rio Tinto holds 7,455,058 Spinco Common Shares directly. It also has a beneficial interest in 6,209,699 Spinco Common Shares held by Turquoise Hill Resources Ltd.

Directors and Officers

Information respecting the Spinco directors and officers is provided below. The directors of Spinco will hold office until the next annual meeting or until their successor is elected or appointed.
The names and location of residence, offices held and principal occupations during the past five years of the directors and executive officers of Spinco, upon completion of the Plan of Arrangement, are as follows:
Name, Office(s) and Residence	Principal Occupation During Past Five Years	Director/Officer Since	Number of Spinco Common Shares Held (upon completion of Plan of Arrangement)
Alan Edwards Director Arizona, USA	President of AE Resources Corp; CEO of Oracle	February 24, 2017	193,477
Stephen Scott President, CEO & Director British Columbia, Canada	President and CEO of Entrée; President of Minenet Advisors; Executive with Rio Tinto	February 24, 2017	142,902[1]
_________________________________________________
1 This includes the 45,000 Spinco Common Shares that will be exchanged for the 100,000 Bonus Shares expected to be issued to Stephen Scott after the Entrée blackout period is lifted and prior to the Effective Date.

The names and location of residence, offices held and principal occupations during the past five years of the directors and executive officers of Spinco, upon completion of the Plan of Arrangement, are as follows:
Name, Office(s) and Residence	Principal Occupation During Past Five Years	Director/Officer Since	Number of Spinco Common Shares Held (upon completion of Plan of Arrangement)
Mark Bailey Director Arizona, USA	Consulting geologist	February 24, 2017	221,814
James Harris, Director British Columbia, Canada	Corporate director; Lawyer	February 24, 2017	293,877
Geoff Chater Director British Columbia, Canada	Principal of capital markets consultancy	February 24, 2017	0
Duane Lo CFO British Columbia, Canada	CFO of Entrée; Executive VP and CFO of Luna Gold Corp.	February 24, 2017	257,985
Susan McLeod Chief Legal Officer & Corporate Secretary British Columbia, Canada	VP Legal Affairs of Entrée	February 24, 2017	122,175
Robert Cinits Chief Operating Officer British Columbia, Canada	VP Corporate Development of Entrée	February 24, 2017	21,951

Upon the completion of the Plan of Arrangement, the directors and officers as a group will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 1,254,184 Spinco Common Shares representing approximately 1.61% of the issued Spinco Common Shares.

Cease Trade Orders, Bankruptcies or Sanctions
Alan Edwards, a director of Spinco, was Chairman of the Board of Oracle until his resignation effective February 15, 2015.  On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manage over the assets, undertaking and property of Oracle Ridge Mining LLC.
Executive Compensation
Compensation of Directors and Executive Officers
For the period from Spinco’s incorporation to the date of this Circular, no compensation was paid to any of the officers or directors of Spinco. Spinco’s executive officers will not receive salaried compensation. Instead, Spinco will have access to and the use of Entrée’s senior officers pursuant to the Administrative Services Agreement. See “Mason Resources Corp. - Material Contracts”.
Non-executive directors’ of Spinco receive annual directors’ fees to compensate them for the time and commitment required to act as directors of Spinco, serve on standing committees of the board of directors of Spinco (the “Spinco Board”), serve on ad hoc or special committees of the Spinco Board (if so requested by the Spinco Board) and act as Chairman of the Spinco Board or chair of certain standing committees. The annual base retainer payable to non‑executive directors to compensate them for acting as directors of Spinco is C$10,000. The chair of the Spinco Board will be paid an additional cash retainer of C$10,000, the chair of the Spinco Audit Committee will receive an additional cash retainer of C$5,000 and the chairs of the Spinco Compensation Committee and the Spinco CGNC will each receive an additional cash retainer of C$3,000. The payment of non-executive directors’ fees will be reviewed annually by the Spinco Board.

Each director will be entitled to participate in any security-based compensation arrangement or other plan adopted by Spinco from time to time with the approval of the Spinco Board. The directors will be reimbursed for expenses incurred on Spinco’s behalf.
The compensation committee of the Spinco Board (the “Spinco Compensation Committee”) will periodically review the adequacy and form of the compensation of directors and executive officers and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and executive officer, and to report and make recommendations to the Spinco Board accordingly. See “Mason Resources Corp. - Corporate Governance – Standing Committees – Spinco Compensation Committee”.
Option-Based Awards
The Spinco Option Plan will be administered by the Spinco Compensation Committee, which will designate, in each year, the recipients of options exercisable to acquire a Spinco Common Share (“Spinco Options”) and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. The Spinco Options and shares available to be issued under the Spinco Option Plan will be used to retain and motivate current directors, officers, employees, consultants and attract new directors, officers, employees and consultants.
The Spinco Option Plan will be a rolling stock option plan, and will be substantively similar to the Option Plan (as described above). Under the Spinco Option Plan, the maximum aggregate number of Spinco Common Shares issuable pursuant to options awarded under the Spinco Option Plan and outstanding from time to time may not exceed 10% of the issued and outstanding Spinco Common Shares from time to time.  Spinco will have no other equity compensation plans that are not previously approved by Spinco Shareholders.
Pursuant to TSX rules, upon the Spinco Common Shares being listed on the TSX, the unallocated Spinco Options under the Spinco Option Plan must be renewed every three years by the Spinco Shareholders. See “Approval of Spinco Option Plan”.
Indebtedness of Directors and Executive Officers
There is no indebtedness owing to Spinco from any of its executive officers or directors or any former director or executive officer or any subsidiary of Spinco or any associate of such person, including indebtedness that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Spinco or a subsidiary of Spinco.
Corporate Governance
The Spinco Board
The Spinco Board is currently comprised of five directors. James Harris, Mark Bailey, Geoff Chater and Alan Edwards are considered to be “independent” directors for the purposes of NI 58-101. Stephen Scott is not independent as he is an executive officer of Spinco. As such, a majority (four of five) of the directors are independent.
Certain of Spinco’s directors are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.
Director	Name of Issuer(s)
Alan Edwards	Entrée, Americas Silver Corporation, and Orvana Minerals Corp.
Stephen Scott	Entrée, Nevsun Resources Ltd., and Atalaya Mining plc
Mark Bailey	Entrée, Northern Lion Gold Corp., and Dynasty Metals & Mining Inc.
James Harris	Entrée
Geoff Chater	Nevsun Resources Ltd., Alianza Minerals Ltd.

Spinco’s independent directors are expected to hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. In order to facilitate open and candid discussion among independent directors, from time to time as circumstances dictate, the non-independent directors and any representatives of management in attendance at meetings of the Spinco Board are expected to be excused.
The Spinco Board is of the view that appropriate structures and procedures are in place to allow the Spinco Board to function independently of management while continuing to provide Spinco with the benefit of having a chairman with extensive experience and knowledge of Spinco’s business.
Board Mandate
The Spinco Board has adopted a written mandate which is attached hereto as Schedule “L”.
Position Description for CEO
The Spinco Board has adopted a written position description for the CEO, which sets out his specific duties and responsibilities.  Generally, the CEO, who must be appointed by the Spinco Board and is directly accountable to the Spinco Board, is responsible for management of the day to day operation of the business of Spinco and has primary accountability for the profitability and growth of Spinco.
Orientation and Continuing Education
Board turnover is expected to be rare. As a result, the Spinco Board will provide ad hoc orientation for new directors.
The Corporate Governance and Nominating Committee of the Spinco Board (“Spinco CGNC”) is responsible for encouraging and facilitating continuing education programs for all directors.  The Spinco CGNC will also ensure that each director understands the role of the Spinco Board, its committees and its directors, and the basic procedures and operations of the Spinco Board.  Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.
Ethical Business Conduct
The Spinco Board has adopted a written Code of Business Conduct and Ethics (the “Spinco Code”) for its directors, officers, employees and consultants.  After the Effective Date, the Spinco Code will be available electronically on Spinco’s SEDAR profile at www.sedar.com.
The Spinco CGNC is responsible for assisting the Spinco Board in dealing with conflict of interest issues as contemplated by the Spinco Code, reviewing and updating the Spinco Code periodically, ensuring that management has established a system to enforce the Spinco Code and reviewing management’s monitoring of Spinco’s compliance with the Spinco Code.
Under the Spinco Code, members of the Spinco Board are required to disclose any conflict of interest or potential conflict of interest to the entire Spinco Board as well as any committee on which they serve.  Directors are to excuse themselves from participation in any decision of the Spinco Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest.  However, if the Spinco Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with Spinco.
Directors are also required to comply with the relevant provisions of the BCBCA regarding conflicts of interest.

The Spinco Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information.  The Spinco Board has adopted a written Corporate Disclosure and Trading Policy to ensure that Spinco and its directors, officers, employees and consultants satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.
Standing Committees
The Spinco Board has three standing committees, namely the Audit Committee (the “Spinco Audit Committee”), the Spinco Compensation Committee and the Spinco CGNC. Their mandates and memberships are outlined below.
Spinco Audit Committee
The Spinco Audit Committee meets with the CEO and CFO of Spinco and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Spinco Audit Committee also recommends to the Spinco Board the auditors to be appointed, subject to Spinco Shareholder approval.  In addition, the Spinco Audit Committee reviews and recommends to the Spinco Board for approval the annual financial statements, the annual report and certain other documents required by regulatory Authorities.  The Spinco Audit Committee is composed of Geoff Chater (chair), Mark Bailey and James Harris, all of whom are independent (as defined in NI 52‑110) and financially literate (as defined in NI 52‑110).
The Spinco Board has adopted a written position description for the chair of the Spinco Audit Committee.  The chair is generally responsible for overseeing the Spinco Audit Committee in its responsibilities as outlined in the Spinco Audit Committee Charter, attached as Schedule “I” hereto.  The chair’s duties and responsibilities include presiding at each meeting of the Spinco Audit Committee, referring specific matters to the Spinco Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from Spinco or the independent auditors, leading the Spinco Audit Committee in discharging its tasks and reporting to the Spinco Board on the activities of the Spinco Audit Committee.
Spinco Compensation Committee
The primary objective of the Spinco Compensation Committee is to discharge the responsibilities of the Spinco Board relating to compensation and benefits of the executive officers and directors of Spinco.  The Spinco Compensation Committee is composed of Mark Bailey (chair), James Harris and Alan Edwards, all of whom are independent (as defined in NI 52-110).
The Spinco Board has adopted a written position description for the chair of the Spinco Compensation Committee.  The chair is generally responsible for overseeing the Spinco Compensation Committee in its responsibilities.  The chair’s duties and responsibilities include presiding at each meeting of the Spinco Compensation Committee, leading the Spinco Compensation Committee in discharging its tasks and reporting to the Spinco Board on the activities of the Spinco Compensation Committee.
For additional information regarding the Spinco Compensation Committee, please see “Mason Resources Corp. - Executive Compensation” above.
Spinco Corporate Governance and Nominating Committee (CGNC)
The Spinco CGNC is composed of James Harris (chair), Alan Edwards and Geoff Chater, all of whom are independent directors.
The primary objective of the Spinco CGNC is to assist the Spinco Board in fulfilling its oversight responsibilities by: (i) developing and recommending to the Spinco Board corporate governance guidelines for Spinco and making recommendations to the Spinco Board with respect to corporate governance guidelines; (ii) reviewing the performance of the Spinco Board, Spinco Board members, Spinco Board committees and management; and (iii) identifying individuals qualified to become Spinco Board and Spinco Board committee members and recommending such nominees to the Spinco Board for election or appointment.  Pursuant to the written Spinco Corporate Governance and Nominating Committee Charter, all members must have a working familiarity with corporate governance practices.  The Spinco CGNC may form and delegate authority to subcommittees when appropriate, and must meet not less frequently than one time per year.

The Spinco Board has adopted a written position description for the chair of the Spinco CGNC.  The chair is generally responsible for overseeing the Spinco CGNC in its responsibilities.  The chair’s duties and responsibilities include ensuring the independence of the Spinco Board in the discharge of its responsibilities, presiding at each meeting of the Spinco CGNC, leading it in discharging its tasks and reporting to the Spinco Board on its activities.
Nomination of Directors
The Spinco CGNC examines the size and composition of the Spinco Board and recommends adjustments from time to time to ensure that the Spinco Board is of a size and composition that facilitates effective decision making, having due regard for the benefits of diversity. It also identifies and assesses the necessary and desirable competencies and characteristics for Spinco Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Spinco Board.  The Spinco CGNC identifies individuals qualified to become members of the Spinco Board, actively seeks out such individuals when there is a vacancy or when so directed by the Spinco Board, and makes recommendations to the Spinco Board for the appointment or election of director nominees and for membership on other committees of the Spinco Board.
Assessments
The Spinco CGNC regularly reviews the time required from non‑executive directors to perform their functions and assesses whether they are satisfying those time requirements.  It receives comments from all directors as to the Spinco Board’s performance, is responsible for overseeing the execution of a process assessing the effectiveness of the Spinco Board and the Spinco Board committees as a whole, with particular reference to the Mandate of the Spinco Board and appropriate committee charters, where applicable.  It is required to report annually to the Spinco Board on such assessments.
Representation of Women on the Board and in Executive Officer Positions
Spinco has adopted a board diversity policy (the “Spinco Board Diversity Policy”), which confirms Spinco’s commitment to achieving and maintaining diversity on the Spinco Board, with a specific emphasis on gender diversity. Spinco recognizes and embraces the benefits of having a diverse Spinco Board that may draw on a variety of perspectives, skills, experience and expertise to facilitate effective decision making. Spinco also views diversity at the Spinco Board level as an important element in strong corporate governance.
Spinco recognizes that gender diversity is a significant aspect of diversity, and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Spinco Board. However, the Spinco Board Diversity Policy does not specifically call for the identification and nomination of women directors. Candidates will be recommended for appointment or election as directors based on merit considered against objective criteria, having due regard for the benefits of diversity. Spinco believes other aspects of diversity must also be considered, including skills, experience, education, age, ethnicity, and geographical and cultural background, in order to ensure that the Spinco Board, as a whole, reflects a range of viewpoints, background, skills, experience and expertise.
New members of the Spinco Board are nominated, or recommended for the Spinco Board’s selection, by the Spinco CGNC. In fulfilling its responsibilities to identify individuals qualified to become members of the Spinco Board, the Spinco CGNC will consider (i) the independence of each nominee; (ii) the experience and background of each nominee; (iii) having a balance of skills for the Spinco Board and its committees to meet their respective mandates; (iv) the benefits of diversity on the Spinco Board, including gender diversity, as outlined in Spinco’s Board Diversity Policy; (v) the level of representation of women on the Spinco Board, in order to support the specific objective of gender diversity; (vi) the past performance of directors being considered for re‑election; (vii) applicable regulatory requirements; and (viii) such other criteria as may be established by the Spinco Board or the Spinco CGNC from time to time. No fixed targets or quotas relating to the representation of women on the Spinco Board have been adopted, although the Spinco CGNC is responsible for setting measurable objectives for promoting diversity, with a particular emphasis on gender diversity, and recommending them to the Spinco Board for approval on an annual basis. None of the five directors on the Spinco Board is a woman (0%).

Spinco does not consider the level of women in executive officer positions when making executive officer appointments, and no fixed targets or quotas relating to the representation of women in executive officer positions have been adopted. The Spinco Board will consider candidates who have been selected, often with the assistance of an executive search firm, based on the primary considerations of experience, skills, ability, education and compatibility with Spinco’s corporate vision, values and principles, including Spinco’s commitment to diversity. One of Spinco’s four executive officers is a woman (25%).
Board Renewal
Spinco has not adopted a mandatory retirement age for directors or imposed any restrictions on a director’s ability to stand for re‑election. Spinco is of the opinion that imposing such restrictions could put Spinco at risk of losing longer serving directors who have an in‑depth knowledge and understanding of Spinco and its business. This loss of knowledge and understanding would not necessarily be in the best interests of Spinco or Spinco’s Shareholders. However, to balance the benefits of experience with the need for new perspective, the Spinco Board Diversity Policy provides that periodically, but at least once every three years, the Spinco Board will consider the need for and, if deemed necessary, implement a renewal program intended to achieve what the Spinco Board believes to be a desirable balance of skills, experience, expertise, gender, age and other diversity criteria. The Spinco CGNC also leads an annual Spinco Board assessment process, and will recommend adjustments from time to time to ensure necessary and desirable competencies and characteristics are represented on the Spinco Board and the Spinco Board is of a size and composition that facilitates effective decision making.
Risk Factors
In addition to the other information contained in this Circular, the following factors should be considered carefully when considering risks related to holding Spinco Common Shares.
Political, economic and social conditions may adversely affect Spinco’s investments
Spinco’s investments may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on Spinco’s results of operations and financial condition.  Certain areas in which Spinco will hold or may acquire properties may experience local political unrest and disruption which could potentially affect Spinco’s projects or interests.  Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect Spinco’s property interests or restrict its operations.  Spinco’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.
Spinco’s operations are subject to human error
Despite efforts to attract and retain qualified personnel and qualified consultants to manage Spinco’s interests, people are fallible and human error could result in significant uninsured losses to Spinco.  These could include loss or forfeiture of mineral claims or other assets for non‑payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Spinco might undertake and legal claims for errors or mistakes by Spinco personnel.
Uncertainty exists related to Inferred mineral resources
There is a risk that Inferred mineral resources referred to in this Circular cannot be converted into Measured or Indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to Inferred mineral resources, there is no assurance that Inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute Proven and Probable mineral reserves as a result of continued exploration.

Market for securities
There is currently no market through which the Spinco Common Shares may be sold and Spinco Shareholders may not be able to resell the Spinco Common Shares acquired under the Plan of Arrangement. There can be no assurance that an active trading market will develop for the Spinco Common Shares following the completion of the Plan of Arrangement, or if developed, that such a market will be sustained at the trading price of the Spinco Common Shares immediately after the Effective Date.
There can be no assurance that fluctuations in the trading price will not materially adversely impact on Spinco’s ability to raise equity funding without significant dilution to Spinco Shareholders, or at all.
Spinco may be subject to risks inherent in legal proceedings
In the course of its business, Spinco may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Spinco, and the outcome, and Spinco’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Spinco’s financial position and results of operations, and on Spinco’s business, assets and prospects. In addition, if Spinco is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Spinco’s business, financial condition and results of operations and Spinco’s assets and prospects as well as Spinco’s share price.
Spinco may be unable to enforce its legal rights in certain circumstances
In the event of a dispute arising at or in respect of Spinco’s operations, Spinco may be subject to the exclusive jurisdiction of U.S. courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Spinco may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Spinco’s inability to enforce its contractual rights, may have a material adverse impact on Spinco’s business, assets, prospects, financial condition and results of operation as well as Spinco’s share price.
Changes in, or more aggressive enforcement of, laws and regulations could adversely impact  Spinco’s business
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters. Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact Spinco’s decision as to whether to continue to operate in the U.S. or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Spinco is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Changes in governments, regulations and policies and practices could have an adverse impact on Spinco’s future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Spinco and Spinco’s share price.
Resource and reserve estimates, including estimates for the Ann Mason and Blue Hill deposits, are estimates only, and are subject to change based on a variety of factors
The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially reserves and resources. Should such reductions occur, the discontinuation of development or production might be required. The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained metals in Probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated property. There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in this Circular and the 2017 PEA are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in the assumptions underlying the estimates, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on Spinco and Spinco’s share price.
Mineral prices are subject to dramatic and unpredictable fluctuations
Spinco expects to derive revenues, if any, from the extraction and sale of base and precious metals such as copper, gold, silver and molybdenum. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Spinco’s control, including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to improved extraction and production methods and economic events. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals.
The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of Spinco’s exploration projects, cannot accurately be predicted. Should prevailing metal prices remain depressed, there may be a curtailment or suspension of mining, development and exploration activities. Spinco would have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of reserves and resources. These factors could have an adverse impact on Spinco’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have an adverse impact on Spinco and Spinco’s share price.
Spinco has interests in properties that are not in commercial production. There is no assurance that the existence of any mineral reserves will be established on any of the exploration properties in commercially exploitable quantities
Mineral resources have been outlined on the Ann Mason and Blue Hill deposits in Nevada. Unless and until mineral reserves are established in economically exploitable quantities on a deposit, and the property is brought into commercial production, Spinco cannot earn any revenues from operations on that deposit or recover all of the funds that it has expended on exploration.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that commercial quantities of ore will be discovered on any of the exploration properties in which Spinco has an interest. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to taxation, royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Spinco. The probability of an individual prospect ever having mineral reserves that meet the requirements of the definition is extremely remote. There is no assurance that exploration properties in which Spinco has an interest contain any mineral reserves and that funds that Spinco spends on exploration will not be lost.
Spinco is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations could materially adversely affect Spinco
Spinco’s operations are subject to environmental regulations in the United States. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial Authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Spinco’s operations. Environmental hazards may exist on the properties in which Spinco holds interests which are presently unknown to Spinco and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of Spinco’s operations. To the extent that such approvals are required and not obtained, Spinco may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material, adverse impact on Spinco and its share price.
In the United States, exploration companies are required to apply to federal and state Authorities for a work permit that specifically details the proposed work program. A reclamation bond based on the amount of surface disturbance may be requested prior to the issuance of the appropriate permit.
If mineral reserves in commercially exploitable quantities are established on any of Spinco’s properties, Spinco will require additional capital and may need to acquire additional lands in order to develop the property into a producing mine. If Spinco cannot raise this additional capital or acquire additional lands, Spinco will not be able to exploit the resource, and its business could fail
If mineral reserves in commercially exploitable quantities are established on any of Spinco’s properties, Spinco will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although Spinco may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Spinco will be able to raise the funds required for development on a timely basis. If Spinco cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail.

Spinco may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Spinco’s properties. There can be no assurance that Spinco will be able to acquire such additional lands on commercially reasonable terms, if at all.
Mineral exploration and development is subject to extraordinary operating risks. Spinco does not currently insure against these risks
Mineral exploration and development involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Spinco’s operations will be subject to all of the hazards and risks inherent in the exploration and development of resources, including liability for pollution or hazards against which Spinco cannot insure or against which Spinco may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. Spinco does not currently maintain any insurance coverage against all of these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Spinco.
The mining industry is highly competitive and there is no assurance that Spinco will be successful in acquiring mineral claims. If Spinco cannot acquire properties to explore for mineral resources, Spinco may be required to reduce or cease operations
The mineral exploration, development, and production industry is largely unintegrated. Spinco competes with other exploration companies looking for mineral resource properties and the resources that can be produced from them.
Spinco competes with many companies possessing greater financial resources and technical facilities. This competition could adversely affect its ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that Spinco will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.
Spinco can provide investors with no assurances that it will generate any operating revenues or ever achieve profitable operations
Spinco has never had any revenues from its operations. Spinco anticipates that it will continue to incur operating costs without realising any revenues until such time as the Ann Mason Project is brought into production. Spinco expects to continue to incur significant losses into the foreseeable future. Spinco recognises that if it is unable to generate significant revenues from mining operations and any dispositions of its interests in properties, Spinco will not be able to earn profits or continue operations. Spinco can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.
The fact that Spinco has not earned any operating revenues since its incorporation may impact its ability to explore certain of its mineral properties or require that exploration be scaled back
Spinco has not generated any revenue from operations since its incorporation. Spinco anticipates that it will incur operating expenses without revenues unless and until it is able to generate cash flows from the Ann Mason Project  or it is able to identify a mineral reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine. Spinco believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months. If these funds are not sufficient, or if Spinco does not begin generating revenues from operations sufficient to pay its operating expenses when Spinco has expended them, Spinco will be forced to raise necessary funds from outside sources. While Spinco may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it may raise its operating capital from sales of equity, but there can be no assurance that Spinco will be able to do so. If Spinco cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Spinco may be forced to delay, scale back, or eliminate certain of its exploration activities.

Recent global financial conditions may adversely impact operations and the value and price of Spinco Common Shares
Global financial and market conditions continue to be volatile.  This level of volatility may impact the ability of Spinco to obtain equity or debt financing in the future and, if obtained, on terms favourable to Spinco.  If these levels of volatility and market turmoil continue, Spinco’s operations could be adversely impacted and the value and the price of Spinco Common Shares could be adversely affected.
As a result of their existing shareholdings, Rio Tinto and Sandstorm potentially has the ability to influence Spinco’s business and affairs
Rio Tinto’s and Sandstorm’s beneficial shareholdings in Spinco, totalling 17.6% and 13.8% of outstanding Spinco Common Shares, respectively, potentially give Rio Tinto and Sandstorm the voting power to influence the policies, business and affairs of Spinco and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Spinco’s assets. The share position of Rio Tinto and Sandstorm may have the effect of delaying, deterring or preventing a transaction involving a change of control of Spinco in favour of a third party that otherwise could result in a premium in the market price of Spinco Common Shares in the future.
Spinco’s Articles and indemnity agreements between Spinco and its officers and directors indemnify its officers and directors against costs, charges and expenses incurred by them in the performance of their duties
Spinco’s Articles contain provisions requiring Spinco to indemnify Spinco’s officers and directors against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action in which such party, by reason of being a director or officer of Spinco, is or may be joined. Spinco also has indemnity agreements in place with its officers and directors. Such limitations on liability may reduce the likelihood of derivative litigation against Spinco’s officers and directors and may discourage or deter Spinco’s shareholders from suing its officers and directors based upon breaches of their duties to Spinco, though such an action, if successful, might otherwise benefit Spinco and Spinco’s shareholders.
Investors' interests in Spinco will be diluted and investors may suffer dilution in their net book value per Spinco Common Share if Spinco issues stock options or if Spinco issues additional  Spinco Common Shares to finance its operations
Spinco has never generated revenue from operations, and it is currently without a source of revenue. Spinco will most likely be required to issue additional Spinco Common Shares to finance Spinco’s operations and, depending on the outcome of the exploration programs, may issue additional Spinco Common Shares to finance additional exploration programs on any or all of Spinco’s properties or to acquire additional properties. Spinco may also in the future grant to some or all of Spinco’s directors, officers, consultants, and employees additional options to purchase Spinco Common Shares as non-cash incentives to those persons. Such options may be granted at prices equal to market prices, or at prices as allowable under the policies of the TSX and the Spinco Option Plan, when the public market is depressed. The issuance of any equity securities could, and the issuance of any additional Spinco Common Shares will, cause a dilution of the equity interests of any persons who may become Spinco Shareholders as a result of or subsequent to the Plan of Arrangement.
Earnings and Dividend Record
Spinco has no earnings or dividend record. Spinco has not paid dividends on Spinco Common Shares since incorporation and does not anticipate doing so in the foreseeable future. Spinco’s current intention is to apply any future net earnings to increase its working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase Spinco Common Shares. Spinco currently has no revenue and a history of losses, so there can be no assurance that Spinco will ever have sufficient earnings to declare and pay dividends to the holders of Spinco Common Shares.

Conflicts of Interest
Certain of Spinco’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Spinco’s directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities. In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.
Dependence on Key Management Employees
Spinco’s ability to continue its exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Spinco will be able to attract and retain such personnel. Its development now, and in the future, will depend on the efforts of key management figures. At the Effective Date, access to and the use of Entrée’s senior officers will be provided to Spinco pursuant to the Administrative Services Agreement.  Entrée will face these same challenges and cannot assure the retention of key personnel providing services to Spinco. The loss of any of these key people could have a material adverse effect on Spinco’s business.  Spinco and Entrée do not currently maintain key-man life insurance on any of the key employees.
Fluctuations in Currency Exchange Rates
Fluctuations in Canadian and United States currency exchange rates may significantly impact Spinco’s financial position and results.
Spinco is subject to anti-corruption legislation
Spinco is subject to the U.S. Foreign Corrupt Practices Act and other similar legislation, such as Canada’s Corruption of Foreign Officials Act (collectively, “Anti-Corruption Legislation”), which prohibits Spinco or any officer, director, employee or agent of Spinco or any Spinco Shareholder on its behalf from paying,  offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Spinco’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. Spinco prohibits these practices by its employees and agents. However, Spinco’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which it might be held responsible. Any failure by Spinco to adopt appropriate compliance procedures and ensure that its employees and agents comply with Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on Spinco’s ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Spinco and the price of Spinco Common Shares.
Increased costs and compliance risks as a result of being a public company
Legal, accounting and other expenses associated with public company reporting requirements have increased significantly over time. Spinco anticipates that general and administrative costs associated with regulatory compliance will continue to increase with new rules implemented by the Canadian Securities Administrators and the TSX in the future. These rules and regulations will significantly increase Spinco’s legal and financial compliance costs and make some activities more time-consuming and costly. There can be no assurance that Spinco will continue to effectively meet all of the requirements of these rules and regulations, including National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”), and the continued listing standards of the TSX. Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm Spinco’s operating results, cause Spinco to fail to meet reporting  obligations or result in management being required to give a qualified assessment of Spinco’s internal controls over financial reporting or Spinco’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in Spinco’s reported financial information, which could have a material adverse effect on the trading price of Spinco Common Shares. Any failure to comply with the continued listing standards of the TSX, including by maintaining a minimum listing price, could result in, among other things, the initiation of delisting proceedings. Ongoing compliance requirements will also make it more difficult and more expensive for Spinco to obtain director and officer liability insurance, and Spinco may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for Spinco to attract and retain qualified individuals to serve on its board of directors or as executive officers. If Spinco fails to maintain the adequacy of its internal control over financial reporting, Spinco’s ability to provide accurate financial statements and comply with the requirements of NI 52-109 could be impaired, which could cause the price of Spinco Common Shares to decrease.

Legal Proceedings and Regulatory Actions
To the best of Spinco’s knowledge, following due enquiry there are no legal proceedings or regulatory actions material to Spinco to which Spinco is a party, or has been a party since its incorporation.
To the best of Spinco’s knowledge, following due enquiry there have been no penalties or sanctions imposed against Spinco by a court relating to federal, state, provincial and territorial securities legislation or by a securities regulatory authority since Spinco’s incorporation, nor have there been any other penalties or sanctions imposed by a court or regulatory body against Spinco and it has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.
Interest of Management and Others in Material Transactions
Other than disclosed elsewhere in this Circular, no director, executive officer or Spinco Shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Spinco Common Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect Spinco within the three years preceding the date of this Circular.
Auditors, Transfer Agent and Registrar
Spinco’s auditors are, Davidson & Company LLP, Chartered Accountants, having an address at 1200-609 Granville Street, Vancouver, British Columbia, V7Y 1G6.
The transfer agent and registrar for the Common Shares in Canada is Computershare at its office in Toronto, Ontario.
Interest of Experts
The Carve-Out Financial Statements included in Schedule “H” of this Circular have been included in reliance upon the report of Davidson & Company LLP, Chartered Accountants, also included herein, and upon the authority of such firm as experts in accounting and auditing.
The Financial Statements of Spinco included in Schedule “G” of this Circular have been included in reliance upon the report of Davidson & Company LLP, Chartered Accountants, also included herein, and upon the authority of such firm as experts in accounting and auditing.
Davidson & Company LLP, Chartered Accountants, are independent of Spinco within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Material Contracts
The only agreements or contracts that Spinco will be a party to and which may be reasonably regarded as being currently material to Spinco, on a pro forma basis are:
(a)	The Arrangement Agreement dated February 28, 2017 made between Entrée and Spinco as described under “The Plan of Arrangement” in this Circular; and
(b)
The Administrative Services Agreement, pursuant to which Entrée will provide office space, furnishings and equipment, communications facilities and personnel necessary for Spinco to fulfill its day-to-day head office and executive responsibilities.

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at 1201 - 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3.

APPROVAL OF SPINCO OPTION PLAN
As the Option Plan will not carry forward to Spinco, and in contemplation of the Arrangement, if the Arrangement is approved at the Meeting, Shareholders will also be asked to consider and, if thought appropriate, pass an ordinary resolution approving the Spinco Option Plan at the Meeting.
Pursuant to the Plan of Arrangement, Optionholders will receive an Entrée Replacement Stock Option to purchase an Entrée New Common Share and a Spinco Replacement Stock Option to purchase a Spinco Common Share, which together represents the same entitlements that existed prior to the Plan of Arrangement.
The Spinco Option Plan will be a “rolling” incentive stock option plan.  The maximum aggregate number of Spinco Common Shares issuable pursuant to Spinco Options awarded under the Spinco Option Plan and outstanding from time to time may not exceed 10% of the issued and outstanding Spinco Common Shares from time to time.
As the number of issued and outstanding Spinco Common Shares increases, Spinco may increase the number of shares reserved for issuance, upon application to the TSX.  The Spinco Option Plan automatically makes exercised Spinco Options available for subsequent grants under the Spinco Option Plan and provides for the reservation and issuance of additional Spinco Common Shares pursuant to such Spinco Options.  The unallocated Spinco Options under the Spinco Option Plan need to be renewed by Spinco Shareholders every three years in accordance with TSX requirements, failing which no further Spinco Options may be awarded under the Spinco Option Plan.
Following the completion of the Arrangement, options to purchase 3,708,000 Spinco Common Shares (4.77% of Spinco’s current outstanding capital) will be outstanding and 4,072,633 Spinco Common Shares (5.23% of Spinco’s current outstanding capital) will be available for future option awards under the Spinco Option Plan.
A copy of the Spinco Option Plan is attached hereto as Schedule “J”.
Summary
The following is a summary of the principal terms of the Spinco Option Plan.
The maximum aggregate number of Spinco Common Shares issuable pursuant to Spinco Options granted under the Spinco Option Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding Spinco Common Shares from time to time.  Spinco shall, at all times while the Spinco Option Plan is in effect, reserve a sufficient number of Spinco Common Shares to satisfy the requirements of the Spinco Option Plan.  The Spinco Option Plan also provides that exercised Spinco Options will automatically be available for subsequent grants and for the reservation and issuance of additional Spinco Common Shares pursuant to such Spinco Options.  Accordingly, the Spinco Option Plan constitutes both a “rolling” stock option plan and an “evergreen” stock option plan, and its renewal must be approved by Spinco Shareholders every three years in accordance with the policies of the TSX.

The Spinco Option Plan provides that Spinco Options may be granted to directors, officers, employees and Consultants (as defined in NI 45-106) of Spinco and any of its affiliates, and to consultant companies.
The Spinco Option Plan provides that it is solely within the discretion of the Spinco Board to determine who should receive Spinco Options and in what amounts.  The Spinco Board may grant Spinco Options to insiders of Spinco, provided (a) the number of securities issuable to insiders (as a group) under the Spinco Option Plan, together will all other security based compensation arrangements of Spinco, cannot exceed 10% of the issued and outstanding securities of Spinco; and (b) the number of securities issued to insiders (as a group) within any one year period under the Spinco Option Plan, together with all other security based compensation arrangements of Spinco, cannot exceed 10% of the issued and outstanding securities of Spinco.
The exercise price of a Spinco Option will be as set forth in the option certificate issued in respect of such Spinco Option and in any event will not be less than the market value of Spinco Common Shares as of the date of the award of the Spinco Option (the “Spinco Award Date”).  The market value of Spinco Common Shares for a particular Spinco Award Date is the closing price of Spinco Common Shares on the TSX on the last Trading Day immediately preceding the Spinco Award Date.  Notwithstanding the foregoing, in no case will the market value be less than the minimum prescribed by applicable regulatory Authorities as would apply to the Spinco Award Date in question.
The expiry date of each Spinco Option is fixed by the Spinco Board at the time the Spinco Option is awarded.  No Spinco Option may have a term of greater than ten years unless the expiry date falls during a voluntary trading black out period and is extended as provided below.  Typically, the Spinco Board awards Spinco Options with five-year terms.  Unless otherwise provided in the option certificate, in the event an optionholder ceases to be a director, officer, employee or consultant of Spinco other than by reason of death, or other than as a result of an employee or consultant resigning in a manner that is in breach of a written agreement, his or her vested Spinco Options will expire on the earlier of the expiry date fixed by the Spinco Board (the “Spinco Fixed Expiry Date”) and the 90th day following termination of his or her relationship with Spinco.  In the case of an employee or consultant that has resigned in a manner that is in breach of a written agreement, his or her vested Spinco Options will expire on the earlier of the Spinco Fixed Expiry Date and the seventh day following termination of his or her relationship with Spinco.  Vested Spinco Options will expire immediately in the event a relationship with a director, officer, employee or consultant is terminated for cause.  In the event of the death of an optionholder, his or her vested Spinco Options will expire six months after the date of death, or on the Spinco Fixed Expiry Date, whichever is earlier.  Unvested Spinco Options will expire immediately upon the termination of the optionholder’s relationship with Spinco.  If the expiry date of a Spinco Option falls during, or within 10 days of the end of a trading black out period that has been voluntarily imposed by Spinco, then notwithstanding anything else contained in the Spinco Option Plan, any vested portion or portions of the Spinco Option then held by the optionholder will be exercisable at any time up to but not after the date which is 10 days after the end of the trading black out period.
For holders who are issued Spinco Replacement Stock Options pursuant to the Plan of Arrangement, in the event a Spinco Replacement Stock Option holder ceases to be a director, officer, employee or consultant of Entrée and Spinco or any of their affiliates other than by reason of death, or other than as a result of an employee or consultant resigning in a manner that is in breach of a written agreement, his or her vested Spinco Replacement Stock Options will expire on the earlier of the expiry date fixed by the Spinco Board (the “Spinco Replacement Fixed Expiry Date”), which shall be the expiry date of the original Stock Option for which the Spinco Replacement Option was issued and the 90th day following termination of his or her relationship with Entrée and Spinco or any of their affiliates.  In the case of an employee or consultant that has resigned in a manner that is in breach of a written agreement, his or her vested Spinco Replacement Stock Options will expire on the earlier of the Spinco Replacement Fixed Expiry Date and the seventh day following termination of his or her relationship with Entrée and Spinco or any of their affiliates.  Vested Spinco Replacement Stock Options will expire immediately in the event a relationship with a director, officer, employee or agent is terminated for cause.  In the event of the death of a Spinco Replacement Stock Optionholder, his or her vested Spinco Replacement Stock Options will expire six months after the date of death, or on the Spinco Replacement Fixed Expiry Date, whichever is earlier.  Unvested Spinco Replacement Stock Options will expire immediately upon the termination of the Spinco Replacement Stock Option holder’s relationship with Entrée and Spinco or any of their affiliates.  If the expiry date of a Spinco Replacement Stock Option falls during, or within 10 days of the end of a trading black out period that has been voluntarily imposed by Spinco, then notwithstanding anything else contained in the Spinco Option Plan, any vested portion or portions of the Spinco Replacement Stock Options then held by the Spinco Replacement Stock Option holder will be exercisable at any time up to but not after the date which is 10 days after the end of the trading black out period.

Rather than exercise a Spinco Option in the normal course, an optionholder may elect to terminate a Spinco Option, in whole or in part and, in lieu of receiving shares to which the terminated Spinco Option relates (the “Designated Spinco Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five Trading Days immediately preceding the day of termination (the “Spinco Fair Value” per share) of the Designated Spinco Shares, has a total dollar value equal to the number of Designated Spinco Shares multiplied by the difference between the Spinco Fair Value and the exercise price per share of the Designated Spinco Shares.  For optionholders who are citizens or residents of the United States, Spinco Fair Value means the closing price of Spinco Common Shares on the TSX on the last day preceding the day of termination.
The Spinco Board may attach other terms and conditions to the award of a particular Spinco Option, including a provision that a portion or portions of the Spinco Option will vest after certain periods of time or upon the occurrence of certain events.
A Spinco Option may not be assigned or transferred, except that it will be exercisable by the personal representative of the optionholder in the event of the optionholder’s death or incapacity.  Spinco will not provide financial assistance to optionholders to assist them in exercising their options.  However, Spinco in its sole discretion may provide tax equalization on income from option exercises for expatriates.
The Spinco Board may from time to time, by the approval of a majority of the directors, make any amendments or changes to the Spinco Option Plan, fundamental or otherwise, that the Spinco Board sees fit in its sole discretion, including the following fundamental changes:
(a)	the addition of any form of financial assistance;
(b)	any amendment to a financial assistance provision which is more favourable to eligible persons;
(c)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Spinco Option Plan reserve; and
(d)	the addition of a deferred or restricted share unit or any other provision which results in eligible persons receiving securities while no cash consideration is received by Spinco.
No Spinco Shareholder approval shall be required to make any amendments or changes to the Spinco Option Plan, fundamental or otherwise, other than as specifically required by the TSX. The Spinco Board may also from time to time retrospectively amend the Spinco Option Plan and the terms and conditions of any Spinco Option awarded thereunder, subject to the approval of the TSX, the optionholder and, to the extent required by the TSX, Spinco Shareholders.
At the Meeting, Shareholders will be asked to pass an ordinary resolution, with or without amendment, in substantially the form set forth below:
“RESOLVED THAT:
1.
Subject to the completion of the Arrangement, a stock option plan for Spinco be approved pursuant to which the directors of Spinco may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of Spinco and its affiliates and consultant companies to a maximum of 10% of the issued and outstanding Spinco Common Shares at the time of the grant; and

2.
any one or more of the directors or senior officers of Spinco be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Spinco, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.”

Only Shareholders are entitled to vote on this matter.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Other than as disclosed herein and other than the approval of amendments to and the renewal of the Option Plan and the approval of the Spinco Option Plan, no director or executive officer of Entrée or any proposed nominee of management of Entrée for election as a director of Entrée, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of Entrée’s last financial year in matters to be acted upon at the Meeting.
ADDITIONAL INFORMATION
Additional information relating to Entrée can be found on the SEDAR and EDGAR websites at www.sedar.com and www.sec.gov under “Entrée Gold Inc.”
Financial information is provided in Entrée’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of Entrée’s financial statements and MD&A by e‑mailing shareholders@entreegold.com or by contacting the Corporate Secretary at 604.687.4777.
OTHER BUSINESS
Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.
APPROVALS
The contents of this Circular and the sending of it to each Securityholder entitled to receive notice of the Annual General and Special Meeting, to each director of Entrée, to the auditor of Entrée, and to the appropriate governmental agencies, have been approved by the Board.

BY THE ORDER OF THE BOARD OF DIRECTORS OF
ENTRÉE GOLD INC.
“Michael Howard”	“Stephen Scott”
Rt. Hon. Lord Howard of Lympne	Stephen Scott
Chairman	President and Chief Executive Officer

Vancouver, British Columbia
March 20, 2017

CONSENT OF LEGAL COUNSEL
We hereby consent to the reference to our opinion and our name contained under “Canadian Federal Income Tax Considerations” in the Notice of Meeting and Management Information Circular (the “Circular”) of Entrée Gold Inc. (“Entrée”) dated March 20, 2017, relating to the annual general and special meeting of shareholders of Entrée to approve the arrangement involving Entrée, its shareholders, optionholders and warrantholders, and to the inclusion of the foregoing opinion in the Circular.
“Borden Ladner Gervais LLP”
 Borden Ladner Gervais LLP
March 20, 2017.

SCHEDULE A
ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION
BE IT RESOLVED, as a special resolution, THAT:
1.
the Plan of Arrangement under Section 288 of the Business Corporations Act (British Columbia) attached as Schedule “B” to the Information Circular of Entrée Gold Inc. (“Entrée”) accompanying the Notice of Meeting is authorized, approved and adopted;

2.
the Arrangement Agreement between Entrée and Mason Resources Corp., be and is hereby ratified and approved, subject to such additions, deletions and amendments thereto that may be made and consented to by any one of a group comprised of the directors and officers of Entrée;

3.
the board of directors of Entrée, without further notice to or approval of the securityholders of Entrée, may, in accordance with the terms of the Plan of Arrangement, elect not to proceed with the Plan of Arrangement or otherwise give effect to this Special Resolution, at any time prior to the Plan of Arrangement becoming effective; and

4.
any one or more of the directors and officers of Entrée be authorized and directed to perform all such acts, and things and execute, under the seal of Entrée or otherwise, all such documents and other writings, as may be required to give effect to the true intent of this special resolution.

A-1

SCHEDULE B
PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE BUSINESS CORPORATION ACT (BRITISH COLUMBIA)

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE 1
 DEFINITIONS AND INTERPRETATION
1.1	Definitions
In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set forth below:
“Arrangement Agreement” means the agreement dated February 28, 2017 between Entrée and Spinco to which this Plan of Arrangement is attached as Exhibit A, as it may be supplemented or amended from time to time;
“BCBCA” means the Business Corporations Act (British Columbia);
“Business Day” means a day which is not a Saturday, Sunday, or a day when commercial banks are not open for business in Vancouver, British Columbia;
“Circular” means the management information circular of Entrée, together with all appendices, distributed by Entrée to the Entrée Securityholders in connection with the Meeting;
“Court” means the Supreme Court of British Columbia;
“Consideration” means the consideration payable by Entrée or Spinco pursuant to Section 3.1 of this Plan of Arrangement to a person who is, immediately before the Effective Time, an Entrée Shareholder, Entrée Optionholder, or Entrée Warrantholder;
“Depositary” means Computershare Trust Company of Canada;
“Determination Period” means the period beginning on the Effective Date and ending at the conclusion of the fifth Trading Day immediately following the Effective Date;
“Dissent Rights” has the meaning attributed to that term in Section 5.1 of this Plan of Arrangement;
“Dissent Share” has the meaning attributed to that term in Subsection 3.1(a) of this Plan of Arrangement;
“Dissenting Shareholder” means a registered Entrée Shareholder that has duly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Entrée Common Shares in respect of which Dissent Rights are validly exercised by such Entrée Shareholder;
“Effective Date” means the second Business Day after the date on which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with Section 5.1 of the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered;
“Effective Time” means 12:01 a.m. on the Effective Date;
“Entrée” means Entrée Gold Inc., a company continued under the laws of the Province of British Columbia;
“Entrée Class B Common Shares” means the Class B Common shares in the authorized share structure of Entrée created pursuant to this Plan of Arrangement whose identifying name is changed to “Common Shares” pursuant to this Plan of Arrangement;

“Entrée Common Shares” means the Common shares in the authorized share structure of Entrée whose identifying name is changed to “Class A Common shares” pursuant to this Plan of Arrangement;
“Entrée Optionholder” means a holder of one or more Entrée Stock Options;
“Entrée Ratio” means the quotient obtained by dividing: (A) the Entrée VWAP; by (B) the aggregate of the Entrée VWAP and the product obtained by multiplying the Spinco VWAP by 0.45;
“Entrée Replacement Stock Option” means an option to acquire an Entrée Class B Common Share granted by Entrée to a holder of an Entrée Stock Option pursuant to an Option Exchange having the right to exercise suspended during the Determination Period and having the exercise price of each such Entrée Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Entrée Replacement Stock Option determined in accordance with the Entrée Stock Option Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the board of directors of Entrée or a committee thereof;
“Entrée Replacement Warrant” means a warrant to acquire an Entrée Class B Common Share to be issued by Entrée to a holder of an Entrée Warrant pursuant to a Warrant Exchange having the right to exercise suspended during the Determination Period and having the exercise price of each such Entrée Replacement Warrant determined in accordance with this Plan of Arrangement and the other terms and conditions of the Entrée Replacement Warrant being those of the Entrée Warrant, mutatis mutandis, subject to such reasonable adjustment as may be necessary in the circumstances and are approved by the Board of Directors of Entrée;
“Entrée Resolution” means the special resolution of Entrée Securityholders approving the Plan of Arrangement;
“Entrée Security” means an Entrée Common Share, Entrée Stock Option, or Entrée Warrant, as applicable;
“Entrée Securityholder” means a holder of one or more Entrée Securities;
“Entrée Shareholder” means, at a particular time, a holder of one or more Entrée Common Shares;
“Entrée Stock Option” means an option granted pursuant to the Entrée Stock Option Plan exercisable to acquire an Entrée Common Share;
“Entrée Stock Option Plan” means the Entrée stock option plan approved by Entrée Shareholders on June 26, 2014, as may be amended;
“Entrée US Holdings” means Entrée US Holdings Inc., a company incorporated under the laws of the Province of British Columbia;
“Entrée VWAP” means the volume weighted average price of an Entrée Class B Common Share on the TSX for the five Trading Days immediately following the Effective Date;
“Entrée Warrant” means a share purchase warrant of Entrée exercisable to acquire an Entrée Common Share;
“Entrée Warrantholder” means a holder of one or more Entrée Warrants;
“Final Order” means the order made after application to the Court pursuant to section 291 of the BCBCA approving the Plan of Arrangement as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal;
“Fractional Share Amount” means, in respect of an Entrée Shareholder, the aggregate number of Spinco Common Shares that the Entrée Shareholder would be entitled to receive on the Share Exchange in the absence of the Round Down Provision, less the aggregate number of Spinco Common Shares that the Entrée Shareholder is entitled to receive on the Share Exchange having regard to the Round Down Provision;

“Interim Order” means the order made after application to the Court pursuant to section 291 of the BCBCA, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably);
“In the Money Amount” at a particular time with respect to an Entrée Stock Option, Entrée Replacement Stock Option, or Spinco Replacement Stock Option means the amount, if any, by which the fair market value of the relevant underlying security exceeds the exercise price of the relevant option at the particular time;
“Issuance” has the meaning attributed to that term in Subsection 3.1(b) of this Plan of Arrangement;
“Letter of Transmittal” means the Letter of Transmittal enclosed with the Circular sent in connection with the Meeting pursuant to which, among other things, registered Entrée Shareholders are required to deliver certificates representing Entrée Common Shares in order to receive the Consideration to which they are entitled,
“Meeting” means the annual general and special meeting of Entrée Securityholders scheduled to be held on May 1, 2017 and any adjournment(s) or postponement(s) thereof, to be called to consider, and if deemed advisable, approve the Entrée Resolution, among other matters;
“Option Exchange” has the meaning attributed to that term in Subsection 3.1(d) of this Plan of Arrangement;
“Parties” means Entrée and Spinco and “Party” means any one of them;
“Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions mean this plan of arrangement, including the appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof and the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order;
“Round Down Provision” has the meaning attributed to that term in of Section 3.2 of this Plan of Arrangement;
“Share Exchange” has the meaning attributed to that term in Subsection 3.1(f) of this Plan of Arrangement;
“Spinco” means Mason Resources Corp., a company incorporated under the laws of the Province of British Columbia;
“Spinco Common Shares” means the common shares in the authorized share structure of Spinco;
“Spinco Ratio” means the quotient obtained by dividing: (A) the product obtained by multiplying the Spinco VWAP by 0.45; by (B) the aggregate of the Entrée VWAP and the product obtained by multiplying the Spinco VWAP by 0.45;
“Spinco Replacement Stock Option” means an option to acquire a Spinco Common Share granted by Spinco to a holder of an Entrée Stock Option pursuant to an Option Exchange having the right to exercise suspended during the Determination Period and having the exercise price of each such Spinco Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Spinco Replacement Stock Option determined in accordance with the Spinco Stock Option Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan or agreements may be amended by the board of directors of Spinco or a committee thereof;
“Spinco Replacement Warrant” means a warrant to acquire a Spinco Common Share issued by Spinco to a holder of an Entrée Warrant pursuant to a Warrant Exchange having the right to exercise suspended during the Determination Period and having the exercise price of each such Spinco Replacement Warrant determined in accordance with this Plan of Arrangement and the other terms and conditions of the Spinco Replacement Warrant being those of the Entrée Warrant, mutatis mutandis, subject to such reasonable adjustment as may be necessary in the circumstances and are approved by the board of directors of Spinco;

“Spinco Stock Option Plan” means the Spinco stock option plan;
“Spinco VWAP” means the volume weighted average price of a Spinco Common Share on the TSX for the five Trading Days immediately following the Effective Date;
“Tax Act” means the Income Tax Act (Canada);
“Trading Day” means a day on which shares are trading on the TSX;
“TSX” means the Toronto Stock Exchange; and
“Warrant Exchange” has the meaning attributed to that term in Subsection 3.1(e) of this Plan of Arrangement.
1.2	Number, Gender and Persons
In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the use of either gender include both genders and neuter and the word person and words importing persons include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.
1.3	Interpretation Not Affected by Headings
The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.  The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
1.4	Date for Any Action
If the date on which any action is required to be taken hereunder is not a Business Day, the action shall be required to be taken on the next day that is a Business Day.
1.5	Time
Time shall be of the essence in every matter or action contemplated hereunder.  All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.
1.6	Currency
Unless otherwise stated, a reference herein to an amount of money means the amount expressed in lawful money of Canada.
1.7	Statutory References
Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.8	Governing Law
This Plan of Arrangement, including its validity, interpretation and effect, shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.
ARTICLE 2
 ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT
2.1	Arrangement Agreement
The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except that the sequence of steps comprising the Arrangement shall occur in the order set forth herein unless otherwise indicated.
2.2	Effect of Plan of Arrangement
The Plan of Arrangement will, effective at the Effective Time, become effective and be binding on (i) Spinco, (ii) Entrée, (iii) Entrée US Holdings, (iv) Entrée Shareholders, (v) Entrée Optionholders, and (vi) Entrée Warrantholders without any further act or formality required on the part of any person except as expressly provided herein. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.
ARTICLE 3
 ARRANGEMENT
3.1	Arrangement
Commencing at the Effective Time the following transactions will occur and be deemed to occur in the following sequence without further act or formality:
(a)
Each Entrée Common Share in respect of which a registered Entrée Shareholder has exercised Dissent Rights and for which the registered Entrée Shareholder is ultimately entitled to be paid fair value (each a “Dissent Share”) shall be repurchased by Entrée for cancellation in consideration for a debt-claim against Entrée to be paid the fair value of such Dissent Share in accordance with Article 5 of this Plan of Arrangement and such Dissent Share shall thereupon be cancelled;

(b)
Entrée shall dispose of all of the issued and outstanding shares of Entrée US Holdings to Spinco and in sole consideration therefor, Spinco shall issue to Entrée that number of Spinco Common Shares (the “Issuance”) determined by the following formula:

A – B – C
where
A is the number of issued and outstanding Entrée Common Shares at that time (for greater certainty, excluding all Dissent Shares) multiplied by 0.45,
B is the number of issued and outstanding Spinco Common Shares immediately before that time, and
C is the aggregate of all amounts each of which is a Fractional Share Amount in respect of an Entrée Shareholder at that time (for greater certainty, excluding a Fractional Share Amount in respect of a Dissent Share), such that following the Issuance, the number of issued and outstanding Spinco Common Shares shall be equal to the aggregate number of Spinco Common Shares distributable to the Entrée Shareholders on the Share Exchange having regard to the Round Down Provision, and in connection with the Issuance,
(i)	Entrée shall be removed from and Spinco shall be added to the central securities register for the shares of Entrée US Holdings, and
(ii)	an amount equal to the fair market value of the issued and outstanding shares of Entrée US Holdings shall be added to the capital in respect of the Spinco Common Shares;
(c)	The authorized share structure of Entrée shall be reorganized and altered by
(i)
changing the identifying name of the issued and unissued Entrée Common Shares from “Common shares” to “Class A Common shares” and amending the special rights and restrictions attached to those shares to provide the holders thereof with two votes in respect of each share held, and

(ii)
creating a new class of shares without par value issuable in an unlimited number with the identifying name “Class B Common shares” having special rights and restrictions identical to those attaching to the Entrée Common Shares prior to the amendments described in paragraph (c)(i) above;

(d)	Each holder of an Entrée Stock Option shall dispose of each Entrée Stock Option held and in sole consideration therefor shall concurrently receive
(i)
one Entrée Replacement Stock Option having an exercise price equal to the product obtained by multiplying: (A) the exercise price of the Entrée Stock Option by (B) the Entrée Ratio, rounded up to the nearest whole cent, and

(ii)
0.45 of one Spinco Replacement Stock Option having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Entrée Stock Option by 0.45; by (B) the Spinco Ratio, rounded down to the nearest whole cent in any case where, after such rounding, the aggregate In The Money Amount of the Entrée Replacement Stock Option and fraction of the Spinco Replacement Stock Option received would not exceed the In The Money Amount of the Entrée Stock Option disposed of, and rounded up to the nearest whole cent in any other case, all in accordance with the intention to comply with the provisions of subsection 7(1.4) of the Tax Act except that the aggregate number of Spinco Replacement Stock Options issuable to a holder of Entrée Stock Options having a common expiry date and exercise price shall be rounded down to the nearest whole number, and all Entrée Stock Options shall thereupon be cancelled (each such disposition, receipt, and cancellation, collectively, an “Option Exchange”);
(e)	Each Entrée Warrant shall be exchanged for
(i)
one Entrée Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the exercise price of the Entrée Warrant; by (B) the Entrée Ratio, rounded up to the nearest whole cent, and

(ii)
0.45 of one Spinco Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Entrée Warrant by 0.45; by (B) the Spinco Ratio, rounded down to the nearest whole cent, except that the aggregate number of Spinco Replacement Warrants issuable to a holder of an Entrée Warrant having a common expiry date and exercise price shall be rounded down to the nearest whole number (each such exchange, a “Warrant Exchange”), and the Entrée Warrants shall thereupon be cancelled;
(f)	Each Entrée Shareholder shall dispose of all of the Entrée Shareholder’s Entrée Common Shares to Entrée and in consideration therefor, Entrée shall issue or distribute to the Entrée Shareholder
(i)	the same number of Entrée Class B Common Shares, and
(ii)
that number of Spinco Common Shares equal to the product of the number of Entrée Common Shares held and 0.45, less the Fractional Share Amount, if any, in respect of that Entrée Shareholder (the “Share Exchange”), and, in connection with the Share Exchange,
(iii)
the name of each Entrée Shareholder shall be removed from the central securities register for the Entrée Common Shares and added to the central securities register for the Entrée Class B Common Shares and the Spinco Common Shares as the holder of the number of Entrée Class B Common Shares and Spinco Common Shares, respectively, received pursuant to the Share Exchange,

(iv)	the Entrée Common Shares shall be cancelled and the capital in respect of such shares shall be reduced to nil, and
(v)
an amount equal to the capital of the Entrée Common Shares immediately before the Share Exchange less the aggregate fair market value of the Spinco Common Shares distributed on the Share Exchange shall be added to the capital in respect of the Entrée Class B Common Shares; and

(g)	The authorized share structure of Entrée shall be reorganized and altered by
(i)	eliminating the Entrée Common Shares from the authorized share structure of Entrée; and
(ii)	changing the identifying name of the issued and unissued Entrée Class B Common Shares from “Class B Common shares” to “Common shares”.
3.2	No Fractional Shares
No fractional Spinco Common Shares shall be distributed by Entrée to an Entrée Shareholder on the Share Exchange. If Entrée would otherwise be required to distribute to an Entrée Shareholder an aggregate number of Spinco Common Shares that is not a round number, then the number of Spinco Common Shares distributable to that Entrée Shareholder shall be rounded down to the next lesser whole number of Spinco Common Shares (the “Round Down Provision”) and that Entrée Shareholder shall not receive any compensation in respect thereof. Notwithstanding the foregoing, if the Round Down Provision would otherwise result in the number of Spinco Common Shares distributable to a particular Entrée Shareholder being rounded down from one to nil, then the Round Down Provision shall not apply and Entrée shall distribute one Spinco Common Share to that Entrée Shareholder.
3.3	Extinction of Rights
Any instrument or certificate which immediately prior to the Effective Time represented outstanding Entrée Securities that were exchanged pursuant to Section 3.1 or an affidavit of loss and bond or other indemnity pursuant to Section 4.2, shall, on or prior to the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature against Entrée.  On such date, the aggregate Entrée Class B Common Shares, Entrée Replacement Stock Options, Entrée Replacement Warrants, Spinco Common Shares, Spinco Replacement Stock Options, or Spinco Replacement Warrants to which the former Entrée Securityholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Entrée, and shall be returned to Entrée by the Depositary.  Neither Entrée, Spinco, nor the Depositary shall be liable to any person in respect of any amount for Entrée Class B Common Shares, Entrée Replacement Stock Options, Entrée Replacement Warrants, Spinco Common Shares, Spinco Replacement Stock Options, or Spinco Replacement Warrants delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.4	Withholding
Each of Entrée, Spinco and the Depository shall be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of Entrée Class B Common Shares, Entrée Replacement Stock Options, Entrée Replacement Warrants, Spinco Common Shares, Spinco Replacement Stock Options or Spinco Replacement Warrants made pursuant to the Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of the Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement.  Without limiting the generality foregoing, any Spinco Common Shares so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance shall be paid to the person forthwith.
3.5	Post-Effective Date Procedures
(a)
Following receipt of the Final Order and prior to the Effective Date, Entrée and Spinco shall deliver or arrange to be delivered to the Depositary the certificates representing the Entrée Class B Common Shares and Spinco Common Shares required to be issued to the Entrée Shareholders in accordance with Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such former Entrée Shareholders for distribution to such former Entrée Shareholder in accordance with the provisions of Article 4 hereof.

(b)
Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal by a registered former Entrée Shareholder together with certificates, if any, which, immediately prior to the Effective Date, represented Entrée Common Shares and such other documents as the Depositary may require, former Entrée Shareholders shall be entitled to receive delivery of certificates representing the Entrée Class B Common Shares and Spinco Common Shares to which they are entitled pursuant to Section 3.1.

(c)
After the Effective Date, Entrée and Spinco shall deliver or arrange to be delivered to the former Entrée Optionholders and former Entrée Warrantholders written agreements for Entrée Replacement Stock Options, Entrée Replacement Warrants, Spinco Replacement Stock Options and Spinco Replacement Warrants to which they are entitled pursuant to Section 3.1.

3.6	Deemed Fully Paid and Non-Assessable Shares
All Entrée Class B Common Shares and Spinco Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.
ARTICLE 4
 CERTIFICATES
4.1	Payment of Consideration
(a)
Subject to surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Entrée Common Shares together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, following the Effective Time the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under this Plan of Arrangement, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(b)
Until surrendered as contemplated by Section 4.1(a), each certificate that immediately prior to the Effective Time represented an Entrée Common Share shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Entrée Securities not duly surrendered on or before the sixth anniversary of the Effective Date shall:

(i)	cease to represent a claim by, or interest of, any former holder of Entrée Securities of any kind or nature against or in Entrée or Spinco (or any successor to any of the foregoing); and
(ii)	be deemed to have been surrendered to Entrée and shall be cancelled.
(c)
No holder of an Entrée Security shall be entitled to receive any consideration with respect to such Entrée Securities other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Entrée Securities that are ultimately entitled to Consideration pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Entrée, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Entrée and the Depositary (acting reasonably) in such sum as Entrée and the Depositary may direct, or otherwise indemnify Entrée and the Depositary in a manner satisfactory to Entrée and the Depositary, acting reasonably, against any claim that may be made against Entrée or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.
4.3	Distributions with Respect to Unsurrendered Certificates
No dividend or other distribution declared or paid after the Effective Time with respect to Entrée Class B Common Shares or Spinco Common Shares shall be delivered to the holder of any certificate formerly representing Entrée Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1.  Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Entrée Class B Common Shares or Spinco Common Shares to which such holder is entitled in respect of such holder’s Consideration.

ARTICLE 5
 DISSENT RIGHTS
5.1	Dissent Rights
Subject to section 246 of the BCBCA and the terms, conditions, and restrictions set out in Article 5 of the Plan of Arrangement, there is hereby granted to each registered Entrée Shareholder the right (the “Dissent Right”):
(a)	to dissent from the Arrangement Resolution, and
(b)
on the valid exercise of the Dissent Right in accordance with the Dissent Procedures, to be paid the fair market value of the registered Entrée Shareholder’s Entrée Common Shares by Entrée, such value to be determined at the close of business on the last Business Day before the day of the Meeting.

5.2	Dissent Procedures
A registered Entrée Shareholder who wishes to exercise the registered Entrée Shareholder’s Dissent Right must
(a)	do so in respect of all shares registered in the name of the registered Entrée Shareholder,
(b)	comply with sections 242 and 244 of the BCBCA, as modified below, and
(c)
deliver a written notice of dissent to the office of Entrée at 1201, 1166 Alberni Street, Vancouver, British Columbia, at least two Business Days before the day of the Meeting or any adjournment thereof

(the “Dissent Procedures”).
5.3	Failure to Comply with Dissent Procedures
Each registered Entrée Shareholder who fails to exercise the registered Entrée Shareholder’s Dissent Right strictly in accordance with the Dissent Procedures will be deemed for all purposes to have
(a)	failed to exercise the Dissent Right validly, and consequently to have waived the Dissent Right, and
(b)	thereby ceased to be entitled to be paid the fair market value of the registered Entrée Shareholder’s Entrée Common Shares.
5.4	Waiver of Dissent Right
Each registered Entrée Shareholder who waives or is deemed to waive the registered Entrée Shareholder’s Dissent Right, or is otherwise for any reason ultimately not entitled to be paid the fair market value of the Entrée Common Shares registered in the name of the registered Entrée Shareholder by Entrée pursuant to the Dissent Right, shall be deemed to have participated in the Arrangement.

ARTICLE 6
 AMENDMENTS
6.1	Amendments
Entrée, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the Meeting, approved by the Court.
6.2	Effectiveness of Amendments Made Prior to or at the Meeting
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Entrée at any time prior to or at the Meeting with or without any prior notice or communication, and if so proposed and accepted by the Entrée Securityholders voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.
6.3	Effectiveness of Amendments Made Following the Meeting
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Entrée after the Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Meeting shall be effective and shall become part of the Plan of Arrangement for all purposes.

SCHEDULE C
INTERIM ORDER

No. S-172491
Vancouver Registry
In the Supreme Court of British Columbia
In the Matter of the Business Corporations Act,
S.B.C. 2002 c.57,

In the Matter of a Proposed Arrangement among
Entrée Gold Inc., its Shareholders, Optionholders and Warrantholders
and
 Mason Resources Corp.

Entrée Gold Inc.
Petitioner
ORDER MADE AFTER APPLICATION
BEFORE MASTER TAYLOR	) )	16 MARCH 2017
ON THE APPLICATION of the Petitioner, without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on March 16, 2017, on hearing Hunter Parsons, counsel to the Petitioner, and on reading the affidavit of Susan McLeod, sworn March 15, 2017;
THIS COURT ORDERS that:
1.
Entrée Gold Inc. may call, and hold on May 1, 2017, at 10:30 a.m. (Vancouver time) at the offices of Borden Ladner Gervais LLP, 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, an annual general and special meeting of the holders of its issued and outstanding common shares, options and warrants, to consider, and if deemed advisable to pass, with or without variation, a special resolution approving a proposed arrangement involving Entrée Gold Inc., its shareholders, optionholders and warrantholders (collectively, “Securityholders” and individually, “Securityholder”), and Mason Resources Corp.

2.	Entrée Gold Inc. will call and hold that meeting in accordance with the Business Corporations Act, S.B.C. 2002, c.57 and its articles.

3.
Entrée Gold Inc. will mail or deliver to its Securityholders, in paper or electronic format, or any combination of them, notice of the meeting, forms of proxy and an information circular.  The notice of meeting and information circular will be in substantially the form contained in Exhibit “B” to the affidavit of Susan McLeod sworn March 15, 2017 in this proceeding, with such amendments as counsel for Entrée Gold Inc. may advise are necessary or desirable, provided they are not inconsistent with the terms of this order (“interim order”).  Entrée Gold Inc. will mail or deliver that material to its Securityholders at least 21 days before the date of the meeting, excluding the dates of mailing or delivery and the meeting, in accordance with the Business Corporations Act and National Instrument 54-101 of the Canadian Securities Administrators – Communication with Beneficial Owners of Securities of a Reporting Issuer.  That mailing or delivery will be valid and timely notice of the meeting by Entrée Gold Inc. to its shareholders, optionholders and warrantholders.

4.	The persons entitled to vote at the meeting, in person or by proxy, will be Entrée Gold Inc.’s Securityholders of record as of the close of business on March 16, 2017.
5.
The accidental omission to give notice of the meeting to, or the non-receipt of notice by, any Entrée Gold Inc. Securityholder will not invalidate any resolution passed or proceeding taken at the meeting.

6.	The resolution approving the arrangement will be effective if passed by:
6.1	not less than 66⅔% of the votes cast by Entrée Gold Inc.’s shareholders present in person or by proxy at the meeting; and
6.2	not less than 66⅔% of the votes cast by Entrée Gold Inc.’s shareholders, optionholders and warrantholders present in person or by proxy at the meeting, voting together as one class.
7.
Entrée Gold Inc.’s shareholders will be entitled to one vote for each Entrée Gold Inc. common share held, and in the case of optionholders and warrantholders, one vote for each common share obtainable upon exercise of such option or warrant, as the case may be.

8.	Entrée Gold Inc. may adjourn or postpone the meeting from time to time (with the prior written consent of Mason Resources Corp., acting reasonably) without the need for approval of this Court.

9.	The adjournment or postponement of the meeting will not change the record date for the meeting.
10.	In all other respects, the terms, restrictions and conditions of Entrée Gold Inc.’s constating documents, including quorum requirements, apply in respect of the meeting.
11.
Entrée Gold Inc.’s registered shareholders will have the right to dissent from the arrangement resolution and to be paid the fair value of their Entrée Gold Inc. shares, as if ss. 237 to 247 of the Business Corporations Act applied to the proposed arrangement, except that the Entrée Gold Inc. shares held by dissenting shareholders will, on the arrangement’s effective date, be cancelled and the dissenting shareholders deemed to have transferred their shares to Entrée Gold Inc. for cancellation and to cease to have any rights as Entrée Gold Inc. shareholders except to be paid the fair market value of their former shares by Entrée Gold Inc.  A dissenting shareholder who does not strictly comply with the dissent procedures set out in this paragraph will be deemed to have participated in the arrangement on the same basis as a non‑dissenting shareholder.

12.
On approval of the proposed arrangement at the meeting as described in this interim order, Entrée Gold Inc. may apply to this Court for approval of the arrangement, at the courthouse at 800 Smithe Street, Vancouver, British Columbia, on May 3, 2017 at 9:45 a.m., or so soon afterward as practicable.

13.
The mailing or delivery of the material described in this interim order will be valid and timely service of the petition and the affidavit of Susan McLeod on, and notice of hearing of the petition to, all persons entitled to be served or receive notice.  No other form of service or notice need be made or given.  No other material need be served on such persons in respect of this proceeding.

14.
Any Entrée Gold Inc. Securityholder may appear on the application for approval of the proposed arrangement by this Court, provided they file with this Court and deliver to the solicitors for Entrée Gold Inc. by 4:00 p.m. (Vancouver time) on May 1, 2017 a response to petition setting out their address for service, and all evidence they intend to present to this Court.

15.	Entrée Gold Inc. is at liberty to apply to vary this interim order.

16.
Rules 8‑1, 8‑2 and 16‑1 of the Supreme Court Civil Rules will not apply to any further applications in respect of this proceeding, including the application for approval of the proposed arrangement application and any application to vary this interim order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:
“Hunter Parsons”
Signature of
☐ party ☑ lawyer for Petitioner Entrée Gold Inc.
 Hunter Parsons
By the Court.
“Master Grant Taylor”
Registrar

SCHEDULE D
NOTICE OF HEARING FOR FINAL ORDER

No. S-172491
Vancouver Registry
In the Supreme Court of British Columbia
In the Matter of the Business Corporations Act,
S.B.C. 2002 c.57,

In the Matter of a Proposed Arrangement among
Entrée Gold Inc., its Shareholders, Optionholders and Warrantholders
 and
Mason Resources Corp.

Entrée Gold Inc.
Petitioner
NOTICE OF HEARING
To:  The Shareholders, Optionholders and Warrantholders of Entrée Gold Inc. as of the close of business on March 16, 2017
TAKE NOTICE that the petition of Entrée Gold Inc. dated March 16, 2017 will be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia on May 3, 2017 at 9:45 a.m.
1.	Date of hearing
The petition is unopposed.
2.	Duration of hearing
The hearing will take 15 minutes.
3.	Jurisdiction
This matter is not within the jurisdiction of a master because it seeks a final order.
Date: March/16/2017	“Michelle Maniago”
Signature of
☐ petitioner ☑ lawyer for petitioner
Michelle Maniago

D-1

SCHEDULE E
S. 237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

S.237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
Definitions and application
237 (1) In this Division:
“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;
“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;
“payout value” means,
(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,
(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,
(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or
(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.
(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that
(a) the court orders otherwise, or
(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.
Right to dissent
238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:
(a) under section 260, in respect of a resolution to alter the articles
(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or
(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;
(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;
(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;
(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;
(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;
(g) in respect of any other resolution, if dissent is authorized by the resolution;
(h) in respect of any court order that permits dissent.
(2) A shareholder wishing to dissent must
(a) prepare a separate notice of dissent under section 242 for
(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and
(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,
(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and
(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.
(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must
(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and
(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.
Waiver of right to dissent
239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.
(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must
(a) provide to the company a separate waiver for
(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and
(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and
(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to
(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and
(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.
(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.
Notice of resolution
240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,
(a) a copy of the proposed resolution, and
(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.
(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,
(a) a copy of the proposed resolution, and
(b) a statement advising of the right to send a notice of dissent.
(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,
(a) a copy of the resolution,
(b) a statement advising of the right to send a notice of dissent, and
(c) if the resolution has passed, notification of that fact and the date on which it was passed.
(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders
241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent
(a) a copy of the entered order, and
(b) a statement advising of the right to send a notice of dissent.
Notice of dissent
242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,
(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,
(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or
(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of
(i) the date on which the shareholder learns that the resolution was passed, and
(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.
(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company
(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or
(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.
(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company
(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or
(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.
(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:
(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and
(i) the names of the registered owners of those other shares,
(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;
(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and
(i) the name and address of the beneficial owner, and
(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.
(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.
Notice of intention to proceed
243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,
(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of
(i) the date on which the company forms the intention to proceed, and
(ii) the date on which the notice of dissent was received, or
(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.
(2) A notice sent under subsection (1) (a) or (b) of this section must
(a) be dated not earlier than the date on which the notice is sent,
(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and
(c) advise the dissenter of the manner in which dissent is to be completed under section 244.
Completion of dissent
244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,
(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and
(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.
(2) The written statement referred to in subsection (1) (c) must
(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and
(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out
(i) the names of the registered owners of those other shares,
(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii) that dissent is being exercised in respect of all of those other shares.
(3) After the dissenter has complied with subsection (1),
(a) the dissenter is deemed to have sold to the company the notice shares, and
(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.
(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.
(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.
(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.
Payment for notice shares
245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must
(a) promptly pay that amount to the dissenter, or
(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.
(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,
(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and
(c) make consequential orders and give directions it considers appropriate.
(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must
(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or
(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.
(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),
(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or
(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.
(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that
(a) the company is insolvent, or
(b) the payment would render the company insolvent.
Loss of right to dissent
246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:
(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;
(b) the resolution in respect of which the notice of dissent was sent does not pass;
(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;
(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;
(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;
(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;
(h) the notice of dissent is withdrawn with the written consent of the company;
(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.
Shareholders entitled to return of shares and rights
247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,
(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,
(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and
(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE F
UNAUDITED PRO FORMA CONSOLIDATED
 FINANCIAL STATEMENTS OF SPINCO

MASON RESOURCES CORP. (“SPINCO”)

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
December 31, 2016
(UNAUDITED – Prepared by Management)

Mason Resources Corp. (“SpinCo”)
Pro Forma Consolidated Statement of Financial Position
As at December 31, 2016
(Unaudited – prepared by management)
(amounts expressed in thousands of U.S. dollars)

	A	B			C	A+B+C
	Mason Resources Corp.	Carve-out	Pro Forma Notes		Pro Forma Adjustments	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$1	$129	4(a	)	$8,750	$8,880
Receivable	-	-			-	-
Prepaid expenses	-	217			-	217
	1	346			8,750	9,097
Equipment	-	56			-	56
Mineral properties	-	48,737			-	48,737
Reclamation deposits	-	481			-	481
Total assets	$1	$49,620			$8,750	$58,371

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$-	$229			$-	$229
	-	229			-	229
Deferred income tax	-	3,015			-	3,015
Total liabilities	-	3,244			-	3,244

Shareholder’s equity
Share capital	$1	$-	4(a), 4(	))	$55,126	$55,127
Reserves	-	16,397	4(b), 4(	))	(14,748)	1,649
(Deficit) capital contribution	-	29,979	4(b), 4(	))	(31,628)	(1,649)
Total shareholder’s equity	1	46,376			8,750	55,127
Total liabilities and shareholder’s equity	$1	$49,620			$8,750	$58,371

	A	B			C	A+B+C
	Mason Resources Corp.	Carve-out	Pro Forma Notes		Pro Forma Adjustments	Pro Forma Combined
Expenses
Exploration	$-	$1,366			$-	$1,366
General and administrative	-	1,046			-	1,046
Stock based compensation	-	242	4(c	)	1,649	1,891
Depreciation	-	15			-	15
Foreign exchange (gain) loss	-	261			-	261
	-	2,930			-	4,579
Net, interest	-	(2)			-	(2)
	-	2,928			-	4,577
Income tax recovery	-	(553)			-	(553)
Net loss and comprehensive loss	$-	$2,375			$1,649	$4,024

Basic and diluted loss per common share	$-	$(0.03)			-	$(0.05)
Weighted average number of common shares outstanding	1,000	77,805,775			-	77,806,775

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Mason Resources Corp. (“SpinCo”)
Pro Forma Consolidated Statement of Financial Position
As at December 31, 2016
(Unaudited – prepared by management)
(amounts expressed in thousands of U.S. dollars)

1	PLAN OF ARRANGEMENT
The unaudited pro forma consolidated financial statements have been compiled for purposes of inclusion in an Information Circular for Entrée Gold Inc. (“Entrée”) dated March 20, 2017.
Entree announced on February 28, 2017 that its Board of Directors has unanimously approved a strategic reorganization of its business activities.   Entrée’s United States based assets, early stage exploration projects, and certain other non-core assets are being spun out to a newly incorporated company Mason Resources Corp. (“SpinCo”).   Shareholders will receive shares in SpinCo in proportion to their shareholdings in Entree.  There will be no change to shareholders' existing interests in the company.  Upon closing of the transaction, SpinCo will be owned exclusively by existing Entrée shareholders in identical proportion to their pre-SpinCo Arrangement shareholdings of Entrée.  Closing of the Spinco Arrangement is subject to several conditions including, but not limited to, approval by Entrée shareholders and the receipt of court and necessary regulatory approvals.

2	BASIS OF PRESENTATION
These unaudited pro forma consolidated financial statements give effect to the Arrangement Agreement whereby Entrée will transfer its interests detailed in the carve-out combined financial statements to SpinCo for shares in SpinCo.
The unaudited pro forma consolidated financial statements have been compiled from and include:
•
An unaudited pro forma consolidated statement of financial position, which combines the consolidated statement of financial position of SpinCo as at February 24,  2017 and the carve-out combined statement of financial  position of Entrée Gold Inc. Carve-out (“Carve-out”) as at December 31, 2016, giving effect to the Arrangement  Agreement as if it occurred on December 31, 2016; and

•
An unaudited pro forma consolidated statement of comprehensive loss, which combines the statement of comprehensive loss of SpinCo at the date of incorporation and the carve-out combined statement of loss of Carve-out for the year ended December 31, 2016 giving effect to the Arrangement Agreement as if it had occurred on January 1, 2016.

These unaudited pro forma consolidated financial statements are provided for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Arrangement Agreement actually occurred on December 31, 2016 or the results of operations that would have resulted had the Arrangement Agreement actually occurred on January 1, 2016.  Further, these pro forma consolidated financial statements are not necessarily indicative of the future financial position or results of operations of SpinCo as a result of the Arrangement Agreement.  These unaudited pro forma consolidated  financial statements should be read in conjunction with the audited carve-out combined financial  statements of Carve-out  for the years ended December  31, 2016, 2015, and 2014 and the audited financial statements of SpinCo as at its incorporation on February 24, 2017, all of which are contained within the Information Circular.

3	SIGNIFICANT ACCOUNTING POLICIES
The accounting policies used in the preparation of theses unaudited pro forma consolidated financial statements are those as set out in Entrée Gold Inc. Carve-out audited combined financial statements for the year ended December 31, 2016.

Mason Resources Corp. ("SpinCo")
Pro Forma Consolidated Statement of Financial Position
As at December 31, 2016
(Unaudited – prepared by management)
(amounts expressed in thousands of U.S. dollars)

4	PRO FORMA ASSUMPTIONS
The pro forma consolidated statement of financial position and pro forma consolidated statement of comprehensive loss are based on the following assumptions:
a)	SpinCo will receive $8,750,000 in cash as part of the Arrangement Agreement.

b)
The amount contained within reserves and deficit/capital contribution of $55,127,000 is transferred to share capital upon issuance of shares of 77,805,775 shares of SpinCo at a price of approximately $0.71 per share.

c)
As part of the Arrangement Agreement, all outstanding Entrée share purchase options were exchanged at the exchange ratio of 0.45 resulting in 3,708,000 new Spinco options exercisable common shares of Spinco at an exercise price of CA$0.30.  The fair value of the new Spinco options amounted to $1,649,000 and was recorded in the pro-forma consolidated statement of comprehensive loss.  The fair value was determined using a Black Scholes model using the following weighted average assumptions at December 31, 2016:

Option Assumptions
Risk-free interest rate	0.62%
Expected dividend yield	0.00%
Expected stock price volatility	75%
Expected option life	3.24
Fair value per option	CA$0.59

SCHEDULE G
AUDITED FINANCIAL STATEMENTS OF SPINCO

MASON RESOURCES CORP. (“SPINCO”)

Financial Statement
(Expressed in United States dollars)
As at the Date of Incorporation
February 24, 2017

INDEPENDENT AUDITORS' REPORT
To the Directors of Mason Resources Corp.
We have audited the accompanying financial statement of Mason Resources Corp., which comprises the statement of financial position as at February 24, 2017, and a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of the financial statement that is free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.
We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, this financial statement presents fairly, in all material respects, the financial position of Mason Resources Corp. as at February 24, 2017 in accordance with International Financial Reporting Standards.
“Davidson & Company LLP”
Vancouver, Canada Chartered Professional Accountants
March 20, 2017

A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

Mason Resources Corp. “SpinCo”
Statement of Financial Position

(amounts expressed in U.S. dollars)

February 24, 2017
Assets
Cash	$1,000
Total assets	$1,000

Shareholders’ equity
Share capital (note 1)	$1,000
Total shareholder’s equity	$1,000

This financial statement is authorized for issue by the Board of Directors of Mason Resources Corp. on March 14, 2017

Approved by the Board of Directors

“Alan Edwards”                               “Mark Bailey”

Alan R. Edwards                               Mark H. Bailey
Director                                    Director

The accompanying notes are an integral part of these consolidated financial statements.

Mason Resources Corp. “Spin Co”
Notes to the Financial Statement
As at the date of Incorporation February 24, 2017

(Amounts expressed in U.S. dollars)

1	ORGANIZATION
Mason Resources Corp. (the “Company”) was incorporated on February 24, 2017 under the laws of Business Corporations Act (British Columbia) as part of a plan of arrangement (the “Arrangement”) to reorganize Entrée Gold Inc. (“Entrée”).  The Company’s intended business activity is the exploration of mineral properties in the United States.  To date, the Company has not commenced operations.  The Company’s head office is located at 1201-1166 Alberni Street, Vancouver, BC, V6E 3Z3, Canada.  The Company issued one thousand shares upon incorporation and the number of authorized shares is unlimited.
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The statement of financial position has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Separate Statements of Income, Changes in Shareholder’s Equity and Cash Flows have not been presented as there have been no activities for the entity.

SCHEDULE H
AUDITED CARVE-OUT COMBINED FINANCIAL STATEMENTS FOR THE YEARS ENDED
 DECEMBER 31, 2016 AND 2015

Entrée Gold Inc. Carve-Out

CARVE-OUT COMBINED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended December 31, 2016, 2015 and 2014

INDEPENDENT AUDITORS' REPORT
To the Directors of
Entrée Gold Inc. Carve-Out
We have audited the accompanying carve-out combined financial statements of Entrée Gold Inc. Carve-Out, which comprise the carve-out combined statements of financial position as at December 31, 2016 and 2015 and the carve-out combined statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2016, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Carve-out Combined Financial Statements
Management is responsible for the preparation and fair presentation of these carve-out combined financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of carve-out combined financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these carve-out combined financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the carve-out combined financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve-out combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the carve-out combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the carve-out combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the carve-out combined financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, these carve-out combined financial statements present fairly, in all material respects, the financial position of Entrée Gold Inc. Carve-Out as at December 31, 2016 and 2015 and its financial performance and its cash flows for the years ended December 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards.
“Davidson & Company LLP”
Chartered Professional Accountants
Vancouver, Canada
March 20, 2017

Entrée Gold Inc. Carve-Out
Statements of Changes in Shareholders’ Equity
(unaudited)
(expressed in millions of U.S. dollars)

	Notes	2016	2015	2014
Expenses
Exploration	10	$1,366	$3,502	$7,086
General and administrative	11	1,046	2,666	2,898
Stock-based compensation		242	114	182
Depreciation		15	22	27
Foreign exchange loss (gain)		261	(1,184)	500
		2,930	5,120	10,693
Net, interest		(2)	-	2
		2,928	5,120	10,695
Deferred income tax (recovery) expense	12	(553)	177	(389)
Net loss and comprehensive loss		$2,375	$5,297	$10,306

The accompanying notes are an integral part of these carve-out combined financial statements.

Entrée Gold Inc. Carve-Out
Carve-out Combined Statements of Financial Position
As at December 31, 2016 and 2015
(amounts expressed in thousands of U.S. dollars)

	Notes	2016	2015
Assets
Current assets
Cash and cash equivalents		$129	$357
Receivable		-	36
Prepaid expenses		217	232
		346	625
Equipment	5	56	85
Exploration and evaluation assets	6	48,737	48,737
Reclamation deposits		481	481
Total assets		$49,620	$49,928

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$229	$69
		229	69
Deferred income tax	12	3,015	3,567
Total liabilities		3,244	3,636

Equity
Reserves	7	16,397	13,938
(Deficit) capital contribution		29,979	32,354
Total equity		46,376	46,292
Total liabilities and equity		$49,620	$49,928

These carve-out combined financial statements are authorized for issue by the Board of Directors of Entrée Gold Inc. on March 9, 2017.
They are signed on behalf of Entrée Gold Inc.

“Alan Edwards” “Mark Bailey”

Alan R. Edwards Mark H. Bailey
Director      Director

The accompanying notes are an integral part of these carve-out combined financial statements.

Entrée Gold Inc. Carve-Out
Carve-Out Combined Statements of Cash Flows
For the years ended December 31, 2016, 2015 and 2014
(amounts expressed in thousands of U.S. dollars)

		Reserves
	Notes	Funded by Entrée Gold Inc.	Equity settled share based payments	Total reserves	(Deficit) Capital contribution	Total
Balance, January 1, 2014		$(1,494)	$-	$(1,494)	$47,958	$46,464
Stock-based compensation		-	182	182	-	182
Total funding provided by Entrée Gold Inc. for the year		10,779	-	10,779	-	10,779
Total comprehensive loss for the year		-	-	-	(10,307)	(10,307)
Balance, December 31, 2014		$9,285	$182	$9,467	$37,651	$47,118
Stock-based compensation		-	114	114	-	114
Total funding provided by Entrée Gold Inc. for the year		4,357	-	4,357	-	4,357
Total comprehensive loss for the year		-	-	-	(5,297)	(5,297)
Balance, December 31, 2015		$13,642	$296	$13,938	$32,354	$46,292
Stock-based compensation		-	242	242	-	242
Total funding provided by Entrée Gold Inc. for the year		2,217	-	2,217	-	2,217
Total comprehensive loss for the year		-	-	-	(2,375)	(2,375)
Balance, December 31, 2016		$15,859	$538	$16,397	$29,979	$46,376

The accompanying notes are an integral part of these carve-out combined financial statements.

Entrée Gold Inc. Carve-Out
Carve-Out Combined Statements of Cash Flows
For the years ended December 31, 2016, 2015 and 2014
(amounts expressed in thousands of U.S. dollars)

	Notes	2016	2015	2014
Operating activities
Net loss for the year		$(2,375)	$(5,297)	$(10,306)
Items not affecting cash
Stock-based compensation		242	114	182
Unrealized foreign exchange (gain) loss		262	(1,183)	501
Depreciation		15	22	27
Deferred income tax	11	(553)	177	(389)
Disposal of assets gain		(1)	-	-
		(2,410)	(6,167)	(9,985)
Changes in non-cash working capital
Receivable and prepaid expenses		51	39	(110)
Accounts payable and accrued liabilities		163	(1,440)	1,338
Net cash (used in) operating activities		(2,196)	(7,568)	(8,757)
Investing activities
Payments for equipment		-	-	(4)
Payments for mineral properties		-	-	(174)
Cash proceeds on equipment disposal		14	-	-
Net cash from (used in) investing activities		14	-	(178)
Financing activities
Funding provided by Entrée Gold Inc.		1,954	6,238	10,279
Net cash from financing activities		1,954	6,238	10,279
Net cash (outflows) inflows		(228)	(1,330)	1,344
Cash beginning of the year		357	1,687	343
Cash ending of the year		$129	$357	$1,687

The accompanying notes are an integral part of these carve-out combined financial statements.

Entrée Gold Inc. Carve-Out
Notes to Carve-Out Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature and continuance of operations
Entrée Gold Inc. Carve-Out (“Carve-Out” or the “Entity”) is engaged in the exploration of mineral property interests in the United States. To date, the Entity has not generated significant revenues from its operations and is considered to be in the exploration stage.  The address of the Entity’s registered office is Suite 1200 – 200 Burrard Street, Vancouver, BC, V7K 1T2, Canada.
All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$").
These carve-out combined financial statements have been prepared on the assumption that the Entity will be able to realize its assets and discharge its liabilities in the normal course of business. The Entity currently earns no operating revenues. Continued operations of the Entity are dependent upon the Entity’s ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations.
As outlined in Note 3, the Entity is participating in the arrangement (the “Arrangement”) announced on February 28, 2017, whereby Entrée Gold Inc. (“Entrée”) will transfer its United States based exploration properties and certain assets, as well as $8.75 million in cash to a newly incorporated company Mason Resources Corp. (“Mason” or “Spinco”).  The funds will be used by Spinco to sustain operations for the next 12 months.
2	Basis of Presentation
Statement of Compliance with International Financial Reporting Standards
These carve-out combined financial statements have been prepared in accordance and compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).
Basis of preparation
These carve-out combined financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value.
These carve-out combined financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2016.
The following basis of preparation for the carve-out combined statements of financial position, comprehensive loss, changes in equity and cash flows of Carve-Out have been applied:
•	All assets and liabilities directly attributable to Carve-Out have been extracted in these carve-out combined financial statements;
•	All expenses directly attributable to Carve-Out have been extracted in the carve-out combined financial statements;
•	Common expenses have been allocated on a pro-rate basis to Carve-Out based on the level of exploration and evaluation activities during the applicable years; and
•	Income taxes have been calculated as if Carve-Out had been a separate legal entity and had filed a separate tax return for the periods presented.
Functional currency
The functional and reporting currency of the Entity and its subsidiaries is the United States dollar.
Significant accounting judgments and estimates
The preparation of these consolidated carve-out combined financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these judgements and estimates.  The carve-out combined financial statements include judgements and estimates which, by their nature, are uncertain.  The impacts of such judgements and estimates are pervasive throughout the carve-out combined financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Entrée Gold Inc. Carve-Out
Notes to Carve-Out Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:
Critical Judgments
•
The analysis of the functional currency for each entity of the Entity.  In concluding that the United States dollar is the functional currency of the entities within the Carve-Out, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Entity operates.  As no single currency was clearly dominant, the Entity also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates
•	The recoverability of receivables which is included in the carve-out combined statements of financial position;
•
The estimated useful lives of equipment which are included in the carve-out combined statements of financial position and the related depreciation included in the carve-out combined statements of comprehensive loss;

•	The value of the exploration and evaluation costs which is recorded in the carve-out combined statements of financial position (Note 6);
•
The Entity uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate stock-based compensation expense. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Entity’s control;

•
The provision for income taxes which is included in the carve-out combined statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the carve-out combined statement of financial position.

•	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable.
3	Arrangement Agreement
Entrée announced on February 28, 2017 that its Board of Directors had unanimously approved a strategic reorganization of its exploration business.  Entree's United States based properties and assets are being spun out to Spinco.  Shareholders will receive shares in Spinco in proportion to their shareholdings in Entrée.  There will be no change to shareholders' existing interests in Entrée.
Spinco will hold the following key assets:
•	The Ann Mason project (the “Ann Mason Project”) in Nevada, United States and all its existing assets and equipment;
•	The Lordsburg project (the “Lordsburg Project”) in New Mexico, United States and all its existing assets and equipment; and
•	Sufficient working capital to satisfy stock exchange requirements.
Upon closing of the transaction, Spinco will be owned exclusively by existing Entrée shareholders in identical proportion to their pre-carve-out Arrangement shareholdings of Entrée. Closing of the Arrangement is subject to several conditions including, but not limited to, approval by Entrée shareholders and the receipt of court and necessary regulatory approvals.
These carve-out combined financial statements reflect the assets, liabilities, expenses and cash flows of the operations included in the exploration business to be spun out by Entrée.

Entrée Gold Inc. Carve-Out
Notes to Carve-Out Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)
4	Significant accounting policies
Basis of consolidation
The carve-out combined financial statements include the accounts of the following companies:
•	Entrée U.S. Holdings Inc. (British Columbia, Canada) – holding company
•	Entrée Gold (US) Inc. (Arizona, United States) – exploration company
•	M.I.M. (U.S.A.) Inc. (Delaware, United States) – exploration company
Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the carve-out combined financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Entity’s interest in the investee.  Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
Foreign currency translation
Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Financial instruments
Financial assets
The Entity classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Entity's accounting policy for each category is as follows:
•
Fair value through profit or loss - This category comprises derivatives including contingent shares receivable, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.  The Entity classifies its cash and cash equivalents as fair value through profit or loss.

•
Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.  The Entity classifies its receivables as “loans and receivables”.

•
Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Entity's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

•
Available for sale - Non-derivative financial assets not included in the above categories are classified as available for sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income and equity. Where a decline in the fair value of an available for sale financial asset constitutes objective evidence of significant or prolonged decline in value, the amount of the loss is removed from equity and recognized in profit or loss.

•
All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Entrée Gold Inc. Carve-Out
Notes to Carve-Out Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Financial liabilities
The Entity classifies its financial liabilities into one of two categories, depending on the purpose of the liability.  The Entity's accounting policy for each category is as follows:
•
Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss.

•	Other financial liabilities - This category includes accounts payables, all of which are recognized at amortized cost.
Cash and cash equivalents
Cash equivalents include money market instruments which are highly liquid, readily convertible into cash and are subject to insignificant risk of changes in value.
Equipment
Equipment is stated at cost and are depreciated on a declining balance basis at rates ranging from 20% to 30% per annum.  Equipment consists of office, computer, field equipment and buildings.
Exploration and evaluation assets
Costs directly related to the acquisition of mineral properties are capitalized.  Option payments are considered acquisition costs if the Entity has the intention of exercising the underlying option.
Exploration, evaluation and property maintenance costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are expensed as incurred up to the date of establishing that property costs are economically recoverable and that the project is technically feasible.
Impairment of property, plant and equipment
At the end of each reporting period, the Entity’s non-financial assets, other than deferred tax assets, are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.  Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.
In the case of the amount capitalized as acquisition costs of mineral properties, if no economically viable ore body is discovered, such costs are expensed in the period that the property is determined to be uneconomical or abandoned.
Income taxes
Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Share-based payments
The Entity’s stock option plan allows the Entity’s employees, directors, officers and consultants to acquire shares of the Entity. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in equity reserves.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.
Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.  Otherwise, share-based payments are measured at the fair value of goods or services received.
Reclamation and closure cost obligations
Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates.  Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted for the market discount rate.
Over time the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks.  When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.
New standards not yet adopted
In July 2014, the IASB issued the final version of IFRS 9 – Financial instruments to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The amended standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption still permitted.
IFRS 15 was issued by the IASB on May 28, 2014, and will replace IAS 18 - Revenue, IAS 11 - Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018.

Entrée Gold Inc. Carve-Out
Notes to Carve-Out Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

On January 13, 2016, the IASB issued IFRS 16 – Leases, the new leases standard. The standard is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 – Revenue from contracts with customers (“IFRS 15”) has also been applied.
The Entity has not yet completed the process of assessing the impact that IFRS 9, IFRS 15, and IFRS 16 will have on its consolidated financial statements, or whether to early adopt these new requirements.
5	Equipment
	December 31, 2016			December 31, 2015
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Vehicles	$95	$(66)	$29	$161	$(113)	$48
Computer and Software	54	(44)	10	66	(50)	16
Field equipment	44	(30)	14	44	(26)	18
Furniture and fixtures	8	(5)	3	8	(5)	3
	$201	$(145)	$56	$279	$(194)	$85

6	Exploration and evaluation assets
	2016	2015
Ann Mason Project (a)	$48,209	$48,209
Lordsburg Project (b)	528	528
	$48,737	$48,737

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral property interests. The Entity has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests remains in good standing.
The Entity’s principal asset is the Ann Mason project (the "Ann Mason Project") in Nevada.
a) Ann Mason Project, Nevada, United States
The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The project area includes the Ann Mason and the Blue Hill deposits, several early-stage copper porphyry targets including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets, and the Minnesota and Shamrock copper skarn targets.
Certain of the unpatented lode claims peripheral to the Ann Mason and Blue Hill deposits are leased to the Entity pursuant to a mining lease and option to purchase agreement ("MLOPA") with a Nevada limited liability company. Under the MLOPA, the Entity has the option to purchase the claims for $500,000, which, if exercised, will be subject to a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million). The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

Entrée Gold Inc. Carve-Out
Notes to Carve-Out Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)
In September 2009, the Entity entered into an agreement whereby the Entity may acquire an 80% interest in certain unpatented lode claims to the southwest of the Ann Mason and Blue Hill deposits. In order to acquire its interest, the Entity must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Entity within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement ($150,000 of which has been paid); and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.
In February 2013, the Entity entered into an agreement with Sandstorm Gold Ltd. ("Sandstorm") whereby the Entity granted Sandstorm a 0.4% NSR royalty over certain of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for an upfront payment of $5 million (the "Sandstorm NSR Payment") which was recorded as a recovery to acquisition costs.
In addition, certain of the patented lode claims peripheral to the Ann Mason and Blue Hill deposits are subject to a 2% NSR royalty.
b) Lordsburg Project, New Mexico, United States
The Lordsburg Project is located in southwest New Mexico.  The Entity has a 100% interest in the property.
The Lordsburg property is subject to a 2% NSR royalty.
7	Reserves
Entrée Gold Inc.’s investment in the operations of Carve-Out is presented as Reserves and deficit/capital in the carve-out combined financial statements.  Deficit/capital contributions represent the accumulated net losses of the carve-out operation.  Reserves represent the accumulated net contributions from Entrée Gold Inc. and that portion of the stock-based compensation  allocated to Carve-out.  The portion of the stock-based compensation was determined based on the exploration costs incurred on Carve-out properties over the years ended December 31, 2016, 2015 and 2014.
Net financing transactions with Entrée Gold Inc. as presented in the carve-out combined statements of cash flows represents the net contributions related to the funding of operations between Carve-Out and Entrée Gold Inc.
8	Related party transactions
Management services
Key management services include Entrée Gold Inc. members of the Board, the President and Chief Executive Officer, the Chief Financial Officer, Vice-President Legal and Vice President Corporate Development.  During the year ended December 31, 2016, the Entity incurred $996,456 (2015 - $1,505,814; 2014 - $1,112,149) of costs associated with the management of the Entity.  The cost allocation is on a pro-rate basis of exploration and evaluation activities of Entrée Gold Inc.  The cost allocation applies to the director’s fees salaries and share based compensation.  Of the total key management compensation incurred, $190,548 related to share-based compensation (2015 - $127,482; 2014 - $123,280).
9	Segmented information
The Entity operates in one business segment being the exploration of mineral property interests. The Entity’s capital assets and exploration and evaluation assets are all located in the United States.

Entrée Gold Inc. Carve-Out
Notes to Carve-Out Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

10	Exploration expenses
	2016	2015	2014
Salaries and benefits	$618	$883	$836
Claim fees and option payments	449	505	500
Permits and reclamation	83	8	30
Office and administration	127	216	265
Travel, lodging and meals	52	90	142
Drilling and analytics	2	1,087	4,547
Equipment and supplies	13	31	62
Consultants	22	682	704
	$1,366	$3,502	$7,086

11	General and administrative expenses
	2016	2015	2014
Salary and benefits	$547	$1,765	$1,580
Communications	15	32	37
Rent and overhead	96	144	189
Insurance	62	76	104
Accounting and audit	39	85	150
Bank charges	3	4	9
Filing fees	71	90	131
Legal	59	159	174
Consultants	70	110	239
Investor relations and marketing	22	47	66
Travel, lodging and meals	29	92	104
Other miscellaneous	33	62	115
	$1,046	$2,666	$2,898

Entrée Gold Inc. Carve-Out
Notes to Carve-Out Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)
12	Income taxes
	2016	2015	2014
Loss for the year before income taxes	$(2,928)	$(5,120)	$(10,695)
Statutory rate	26%	26%	26%
Expected income tax recovery	(761)	(1,331)	(2,781)
Permanent differences and other	(1,743)	25	6,621
Difference in foreign tax rates	(264)	103	292
Change in unrecognized deductible temporary differences	2,215	1,380	(4,521)
Total income tax (recovery) expense	$(553)	$177	$(389)

	2016	2015	2014
Current income tax expense	$-	$-	$-
Deferred income tax (recovery) expense	(553)	177	(389)
Total income taxes	$(553)	$177	$(389)

	2016	2015
Deferred income tax assets:
Non-capital loss carry forward	$6,237	$5,060
Resource expenditures	1,469	1,617
Other	1,072	1,048
	8,778	7,725
Deferred tax assets not recognized	(5,448)	(4,844)
Net deferred income tax assets	$3,330	$2,881

Deferred income tax liabilities:
Exploration and evaluation assets	(6,345)	(6,448)
Net deferred income tax liabilities	(6,345)	(6,448)

Net deferred income tax liabilities	$(3,015)	$(3,567)

As at December 31, 2016, the Entity had operating tax losses in the United States of $8.9 million that expire through to 2036.
13	Financial instruments
The Entity's financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities. The fair value of these financial instruments other than cash and cash equivalents approximates their carrying values because of the short-term nature of these instruments.  Cash and cash equivalents are measured at fair value based on level 1 inputs.

Entrée Gold Inc. Carve-Out
Notes to Carve-Out Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The Entity’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and commodity price risk.
a)	Currency risk
The Entity is subject to expenditures in United States dollars and Canadian dollars and therefore is affected by changes in exchange rates between these currencies.  The Entity does not invest in foreign currency contracts to mitigate the risks.
As at December 31, 2016, the Entity did not have any assets or liabilities denominated in currencies other than the functional currency of the applicable entities.
b)	Credit risk
The Entity’s cash and cash equivalents are held in large Canadian financial institutions.  The Entity’s receivable consists primarily of sales tax due from the federal government of Canada.
To mitigate exposure to credit risk on cash and cash equivalents, the Entity has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.
As at December 31, 2016, the Entity’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents.
c)	Liquidity risk
Liquidity risk is the risk that the Entity will not be able to meet its financial obligations as they fall due.  The Entity has in place a planning and budgeting process to help determine the funds required to ensure the Entity has the appropriate liquidity to meet its operating and growth objectives.  The Entity’s cash and cash equivalents are invested in business accounts with quality financial institutions, and are available on demand for the Entity’s programs.
d)	Commodity price risk
The ability of the Entity to explore its exploration and evaluation assets and the future profitability of the Entity are directly related to the market price of copper and other base metals.   Management monitors copper prices to determine the appropriate course of action to be taken by the Entity.
e)	Fair value classification of financial instruments
Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:
Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.
Level 2 — Quoted prices in active markets for similar assets that are observable.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
At December 31, 2016, the Entity had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $0.1 million.
14	Supplemental cash flow information
There were no significant non-cash transactions during the year ended December 31, 2016, 2015 and 2014.

SCHEDULE I
AUDIT COMMITTEE CHARTER OF SPINCO

MASON RESOURCES CORP.
Audit Committee Charter
As Adopted by the Board of Directors on March 14, 2017
I. PURPOSE
The purpose of the Audit Committee (the “Committee”) of Mason Resources Corp. (the “Company”) is to:
1.	Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:
(a)
the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the appointment, independence, qualifications, and compensation of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and
(c)	the development and implementation of policies and processes regarding corporate governance matters.
2.	Provide an open avenue of communication between the independent accountants, the Company’s financial and senior management, and the Board.
3.
Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company’s shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company’s annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, international financing reporting standards, accounting standards, or applicable laws and regulations.  This is the responsibility of management of the Company and the Company’s independent accountants, as well as any advisors employed by the Committee.  Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.  Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.
II. COMPOSITION
The Committee shall be composed of at least three directors, each of whom the Board determines has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, is otherwise “unrelated” and satisfies the definition of “independent” as set forth by National Instrument 52-110 Audit Committees (“NI 52-110”) and any other applicable securities laws, rules or requirements of any stock exchange upon which the Company’s securities are listed as in effect from time to time.
If the Company’s securities are listed on the Toronto Stock Exchange, each member of the Audit Committee must serve on the Board and satisfy independence requirements. For the purposes of satisfying the independence requirement, Audit Committee members may not, other than in their capacity as members of the Committee, the Board, or any other committee of the Board (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee5 from the Company, or of the Company’s subsidiaries; or (ii) be an affiliate of the Company or any of the Company’s subsidiaries.

Each Committee member must have no direct or indirect material relationship with the Company. For the purpose of this Charter, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgement.
All members of the Committee must be financially literate, meaning that such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
If any member of the Committee ceases to be “independent”, as defined by the applicable securities laws and exchange requirements for reasons outside that member’s reasonable control, that person, with prompt notice to the exchange on which the Company’s securities are listed, may remain an audit committee member until the earlier of the next annual meeting of the shareholders or six months from the occurrence of the event that caused the member to no longer be independent.
III. AUTHORITY
The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries.  The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities.  Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.
The Committee shall be responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.
The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

1 Compensatory fees do not include the receipt of remuneration for acting in his or her capacity as a member of the Board or any Board Committee, or as a part-time chair or vice-chair of the Board or any Board Committee or fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided, however, that such compensation is not contingent upon continued service to the Company.)

The independent accountants shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.
The independent accountants shall submit to the Audit Committee annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.
IV. APPOINTING MEMBERS
The members of the Committee shall be appointed or re-appointed by the Board on an annual basis.  Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company.  Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.
V. CHAIRPERSON
The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee.  If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present.  In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board.  All requests for information from the Company or the independent accountants shall be made through the Chairperson.
VI. MEETINGS
The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:
1.	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other.
2.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate).
3.
Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities.  The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII. SPECIFIC DUTIES
In meeting its responsibilities, the Committee is expected to:
1.
Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.

2.	To pre-approve any non-audit services to be provided to the Company or its subsidiaries by the external auditor and the fees for those services subject to N1 52‑110.
3.
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

4.
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

5.	Review and approve the issuer’s hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
6.
Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company.  Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

7.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants.
8.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.
9.	Consider and review with the independent accountants, out of the presence of management:
(a)	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;
(b)	the truthfulness and accuracy of the Company’s financial statements; and
(c)	any related significant findings and recommendations of the independent accountants together with management’s responses thereto.
10.	Following completion of the annual audit, review with management and the independent accountants:
(a)	the Company’s annual financial statements and related notes;
(b)	the independent accountants’ audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants’ audit plan; and
(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards or international financing reporting standards.
11.
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

12.
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

13.
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses.

14.	Consider and review with management:
(a)	significant findings during the year and management’s responses thereto; and
(b)	any changes required in the planned scope of their audit plan.
15.
Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion & Analysis, and annual and interim profit or loss press releases, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles or international financing reporting standards) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

16.
Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company’s continuous disclosure filings of all regulatory authorities having jurisdiction.

17.
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

18.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings.
19.
Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants.

20.
Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators.

21.	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management.
22.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.
23.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.
24.
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter.

25.	Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws; and
26.	Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate.
27.
Together with the Board, ensure policies and produces are in place and are effective to maintain the integrity of the Company’s: (i) disclosure controls and procedures; (ii) internal control over financial reporting; and (iii) management information systems.

ANNEX A
PROCEDURES FOR THE SUBMISSION OF
COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR
 AUDITING MATTERS
1.
Mason Resources Corp. (the “Company”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.
Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Mason Resources Corp.
c/o Audit Committee
Attn:  Chairperson
 Suite 1201 - 1166 Alberni St.
Vancouver, BC CANADA  V6E 3Z3
Email Address: audit@masonresources.com
3.	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.
4.
At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

SCHEDULE J
SPINCO OPTION PLAN

MASON RESOURCES CORP.
STOCK OPTION PLAN

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		3	4.4	Condition of Issue	12
1.1	Definitions	3	4.5	Taxes	12
1.2	Choice of Law	6
1.3	Headings	6	ARTICLE 5 ADMINISTRATION
			6.1	Prospective Amendment	13
ARTICLE 2 PURPOSE AND PARTICIPATION		6	6.2	Retrospective Amendment	13
2.1	Purpose	6	6.3	Amendment to Option	13
2.2	Participation	6	6.4	Approvals	13
2.3	Notification of Award	7	6.5	Termination	14
2.4	Copy of Plan	7	6.6	Agreement	14
2.5	Limitation	7	6.7	Notice	14
			6.8	Application of U.S. Securities Laws	14
ARTICLE 3 TERMS AND CONDITIONS OF OPTIONS		7
3.1	Board to Issue Common Shares	7	ARTICLE 7 OPTIONS GRANTED TO U.S. PARTICIPANTS		16
3.2	Number of Common Shares	7	7.1	Definitions	16
3.3	Availability of Common Shares for Subsequent Options	7	7.2	Maximum Number of Common Shares for
3.4	Term of Option	7		Incentive Stock Options	17
3.5	Termination	7	7.3	Special Requirements Applicable to Nonqualified Stock Options
3.6	Exercise Price	10		and to Incentive Stock Options granted to U.S. Participants	17
3.7	Additional Terms	10	7.4	Special Requirements Applicable to Incentive Stock Options	18
3.8	Assignment of Options	10
3.9	Adjustments	10
3.10	Vesting	11

ARTICLE 4 EXERCISE OF OPTION		11
4.1	Exercise of Option	11
4.2	Transformation of Option into Share Appreciation Right	11
4.3	Issue of Share Certificates	12

Schedule A – Option Certificate				A-1
Schedule B – Option Exercise Notice				B-2

STOCK OPTION PLAN
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1	Definitions
As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:
(a)
“Administrator” means, initially, the Corporate Secretary of the Company and thereafter shall mean such director or other executive officer or employee of the Company as may be designated as Administrator by the Board from time to time.

(b)	“Award Date” means the date on which the Board awards a particular Option.
(c)	“Board” means the board of directors of the Company, or any committee thereof to which the board of directors of the Company has delegated the power to administer and grant Options under the Plan.
(d)	“Business Day” means a day which is not a Saturday, Sunday or a day when commercial banks are not open for business in Vancouver, British Columbia.
(e)	“Cause” means:
(i)
in the case of an Employee or Officer (1) cause as such term is defined in the written employment agreement with the Employee or Officer or if there is no written employment agreement or cause is not defined therein, the usual meaning of just cause under the common law or the laws of the jurisdiction in which the Employee or Officer is employed; or (2) the termination of employment as a result of an order made by any Regulatory Authority having jurisdiction to so order;

(ii)
in the case of a Consultant (1) the occurrence of any event which, under the written consulting contract with the Consultant or if there is no written consulting contract the common law or the laws of the jurisdiction in which the consultant provides services, gives rise to the right to immediately terminate the consulting relationship; or (2) the termination of the consulting relationship as a result of an order made by any Regulatory Authority having jurisdiction to so order; or

(iii)
in the case of a Director, ceasing to be a Director as a result of (1) ceasing to meet the qualifications set out in section 124 of the Business Corporations Act (British Columbia) or equivalent provisions in any replacement legislation; (2) a resolution having been passed under subsection 128(3) or 128(4) of the Business Corporations Act (British Columbia) or equivalent provisions in any replacement legislation; or (3) an order made by any Regulatory Authority having jurisdiction to so order.

(f)	“Change of Control” means and shall be deemed to have occurred if one of the following events takes place:
(i)
the Company sells, leases or otherwise disposes of all or substantially all of its assets and undertaking to a Person or a combination of Persons at arm’s length to the Company and its affiliates, whether pursuant to one or more transactions;

(ii)
the Company amalgamates or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates, other than an amalgamation or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation or plan of arrangement;

(iii)
any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect; or

(iv)	any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding-up of the Company.
(g)	“Code” means the U.S. Internal Revenue Code of 1986, as amended and any regulations promulgated thereunder.
(h)	“Common Share” or “Common Shares” means, as the case may be, one or more common shares without par value in the capital of the Company.
(i)	“Company” means Mason Resources Corp., a company incorporated under the laws of the Province of British Columbia.
(j)	“Consultant” has the meaning given to that term in National Instrument 45-106 – Prospectus Exemptions and for the purposes of the Plan includes consultants of affiliates.
(k)	“Director” has the meaning given to that term in the Securities Act (British Columbia), and for the purposes of the Plan includes directors of affiliates.
(l)
“Effective Time” means 12:01 a.m. on the second Business Day after the date on which Entrée and the Company have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived and all documents and instruments have been delivered.

(m)	“Eligible Persons” means Directors, Officers, Employees and Consultants.
(n)	“Employee” includes part-time and full-time employees and employees of affiliates.
(o)	“Entrée” means Entrée Gold Inc., a company continued under the laws of the Province of British Columbia and immediately prior to the Effective Time, the Company’s sole shareholder.
(p)	“Entrée Stock Option” means an option granted pursuant to the stock option plan last confirmed by Entrée shareholders on June 26, 2014, exercisable to acquire a common share in the capital of Entrée.
(q)	“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule “B” hereto, duly executed by the Option Holder.
(r)	“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date.

(s)	“Exercise Price” means the price at which an Option may be exercised as determined in accordance with paragraph 3.6.
(t)	“Expiry Date” means the date determined in accordance with paragraph 3.5 and after which a particular Option cannot be exercised.
(u)	“Fixed Expiry Date” has the meaning given to that term under paragraph 3.5.
(v)	“insider” has the meaning given to that term in the Securities Act (Ontario) and includes associates and affiliates of the insider.
(w)	“Market Price” of the Common Shares for a particular Award Date means the closing price of the Common Shares on the TSX on the last trading day immediately preceding the Award Date.
(x)
“Officer” means an executive officer as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations, and for the purposes of the Plan includes executive officers of affiliates.

(y)	“Option” means an option to acquire Common Shares, awarded to an Eligible Person pursuant to the Plan, which includes Replacement Stock Options, where the context so requires.
(z)	“Option Certificate” means the certificate, in the form set out as Schedule “A” hereto, evidencing an Option.
(aa)	“Option Holder” means a Person who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such Person.
(bb)
“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency or entity however designated or constituted.

(cc)	“Personal Representative” means:
(i)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and
(ii)	in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.
(dd)	“Plan” means this stock option plan.
(ee)
“Plan of Arrangement” means the plan of arrangement pursuant to section 291 of the Business Corporations Act (British Columbia), pursuant to which holders of Entrée Stock Options received Replacement Stock Options at the Effective Time.

(ff)
“Regulatory Authorities” means all stock exchanges, inter-dealer quotation networks and other organized trading facilities on which the Company’s Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company.

(gg)	“Replacement Stock Option” means, at the Effective Time, an option to acquire a Common Share granted by the Company to a holder of an Entrée Stock Option pursuant to the Plan of Arrangement.

(hh)
“Securities Laws” means securities legislation, securities regulations and securities rules, as amended, and the instruments, forms, notices and policy documents in force from time to time that are applicable to the Company.

(ii)	“Share” or “Shares” means, as the case may be, one or more shares of any class in the share capital of the Company from time to time.
(jj)	“Termination Date” means the last day of the Option Holder’s employment or consulting relationship with the Company (or where the context requires it, Entrée) or any of its affiliates.
(kk)	“TSX” means the Toronto Stock Exchange.
(ll)	“U.S. Option Holder” means an Option Holder who is a U.S. Person or who is holding or exercising Options in the United States.
(mm)
“U.S. Participant” means an Eligible Person who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code.

(nn)
“U.S. Person” has the meaning set forth in Rule 902(k) of Regulation S under the U.S. Securities Act and generally includes, but is not limited to, any natural person resident in the United States, any partnership or corporation organized under the laws of the United States and any estate or trust of which any executor, administrator or trustee is a U.S. Person.

(oo)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.
1.2	Choice of Law
The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia.
1.3	Headings
The headings used herein are for convenience only and are not to affect the interpretation of the Plan.
ARTICLE 2
 PURPOSE AND PARTICIPATION
2.1	Purpose
The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors, Officers, Consultants and Employees, to reward such of those Directors, Officers, Consultants and Employees as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and its affiliates and to enable and encourage such Directors, Officers, Consultants and Employees to acquire Common Shares as long term investments.
2.2	Participation
The Board shall, from time to time and in its sole discretion, determine which of the Eligible Persons, if any, shall be awarded Options.   However, in no case shall (i) the number of securities issuable to insiders (as a group) under the Plan, together with all other security based compensation arrangements of the Company, exceed 10% of the issued and outstanding securities of the Company; or (ii) the number of securities issued to insiders (as a group) within any one year period under the Plan, together with all other security based compensation arrangements of the Company, exceed 10% of the issued and outstanding securities of the Company. Participation in the Plan by Eligible Persons will be voluntary.

2.3	Notification of Award
Following the award of an Option by the Board, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.  The Administrator shall also advise the Company’s Chief Financial Officer of the award and the terms and conditions attached to the award.
2.4	Copy of Plan
Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan.  A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.
2.5	Limitation
The Plan does not give any Option Holder that is a Director or Officer the right to serve or continue to serve as a Director or Officer of the Company or any of its affiliates nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed with or have a consulting relationship with the Company or any of its affiliates.
ARTICLE 3
 TERMS AND CONDITIONS OF OPTIONS
3.1	Board to Issue Common Shares
The Common Shares to be issued to Option Holders upon the exercise of Options shall be authorized and unissued Common Shares the issuance of which shall have been authorized by the Board.
3.2	Number of Common Shares
The maximum aggregate number of Common Shares issuable pursuant to Options awarded under the Plan and outstanding from time to time shall not exceed that number which represents 10% of the issued and outstanding Common Shares from time to time.  For greater certainty, this number includes the number of Common Shares available for awarding Incentive Stock Options (as such term is defined in subparagraph 7.1(d) below) to U.S. Participants pursuant to paragraph 7.2 below.
3.3	Availability of Common Shares for Subsequent Options
The Company shall, at all times while the Plan is in effect, reserve and keep available such number of Common Shares as shall be sufficient to satisfy the requirements of the Plan.  Common Shares in respect of which Options have expired, were exercised, cancelled or otherwise terminated for any reason shall be available for subsequent Options under the Plan and in the case of exercised Options, the Company shall reserve additional Common Shares for issuance pursuant to such Options.
3.4	Term of Option
Subject to such other terms or conditions that may be attached to an Option granted hereunder, an Option Holder may exercise any vested portion or portions of an Option in whole or in part at any time or from time to time during the Exercise Period.  Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date.
3.5	Termination
Subject to subparagraphs (a) to (e) below, the Expiry Date of an Option shall be the date fixed by the Board at the time the particular Option is awarded (which in the case of a Replacement Stock Option shall be the date originally fixed by the board of directors of Entrée) (the “Fixed Expiry Date”), provided that the Expiry Date shall be no later than the tenth anniversary of the Award Date of such Option or in the case of a Replacement Stock Option, the tenth anniversary of the date on which the Option originally held by the holder of the Replacement Stock Option was awarded by the board of directors of Entrée:

(a)	Death
If the Option Holder dies while his or her Option is outstanding, then unless otherwise provided for in the Option Certificate, the following shall apply.  The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the date that is six months after the date of the Option Holder’s death.  The Expiry Date for any unvested portion of the Option shall be the date of the Option Holder’s death.  The right to purchase Common Shares under an Option shall not vest after the date of the Option Holder’s death.
(b)	Ceasing to be a Director or Officer
If the Option Holder holds an Option as a Director or Officer and the Option Holder ceases to be a Director or Officer (other than by reason of death), then unless otherwise provided for in the Option Certificate, the following shall apply.  The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the 90th day following the date that the Option Holder ceases to be a Director or Officer unless the Option Holder ceases to be a Director or Officer for Cause, in which case the Expiry Date shall be the date that the Option Holder ceases to be a Director or Officer.  The Expiry Date for any unvested portion of the Option shall be the date that the Option Holder ceases to be a Director or Officer.  The right to purchase Common Shares under an Option shall not vest after the date that the Option Holder ceases to be a Director or Officer.
(c)	Ceasing to be an Employee or Consultant
If the Option Holder holds an Option as an Employee or Consultant and the Option Holder ceases to be an Employee or Consultant (other than by reason of death), then unless otherwise provided for in the Option Certificate, the following shall apply.  The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the 90th day following the Termination Date unless:
(i)	the Option Holder ceases to be an Employee or Consultant as a result of Cause, in which case the Expiry Date shall be the Termination Date; or
(ii)
the Option Holder resigns from employment or terminates the Option Holder’s consulting relationship in a manner that is in breach of a written agreement between the Option Holder and the Company or an affiliate of the Company, as applicable, or a policy of the Company or an affiliate of the Company, as applicable, in which case, unless otherwise determined by the Board, the Expiry Date shall be the earlier of the Fixed Expiry Date and the 7th day following the Termination Date.

The Expiry Date for any unvested portion of the Option shall be the Termination Date.  The right to purchase Common Shares under an Option shall not vest after the Termination Date.
(d)	Change of Control
In the event of a Change of Control or impending Change of Control, the Board may, in its sole discretion, deal with outstanding Options in the manner it deems fair and reasonable in light of the circumstances.  Without limiting the generality of the foregoing, the Board may, without any action or consent required on the part of any Option Holder:

(i)
subject to any required TSX approval, deliver a notice to the Option Holder advising the Option Holder that the unvested portion of the Option held by the Option Holder, if any, shall immediately vest;

(ii)
deliver a notice to an Option Holder advising the Option Holder that the Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the 10th day following the date of the notice and the Expiry Date for any unvested portion of the Option shall be the date of the notice; or

(iii)	take such other actions, and combinations of the foregoing actions, as it deems fair and reasonable under the circumstances.
(e)	Black Out Expiry Date
If the Expiry Date of an Option falls during, or within 10 days of the end of a trading black out period that has been voluntarily imposed by the Company, then notwithstanding anything else contained in the Plan, any vested portion or portions of the Option then held by the Option Holder shall be exercisable at any time up to but not after the date which is 10 days after the end of the trading black out period.
(f)	Replacement Stock Options
Notwithstanding subparagraphs (b) and (c) above, if the holder of a Replacement Stock Option holds a Replacement Stock Option as a Director or Officer of the Company or Entrée or any of their affiliates, and the Option Holder ceases to be a Director or Officer of the Company or Entrée or any of their affiliates (other than by reason of death), then unless otherwise provided for in the Option Certificate, the following shall apply.  The Expiry Date for any vested portion or portions of the Replacement Stock Option shall be the earlier of the Fixed Expiry Date and the 90th day following the date that the Option Holder ceases to be a Director or Officer of the Company or Entrée or any of their affiliates unless the Option Holder ceases to be a Director or Officer of the Company or Entrée or any of their affiliates for Cause, in which case the Expiry Date shall be the date that the Option Holder ceases to be a Director or Officer of the Company or Entrée or any of their affiliates.  The Expiry Date for any unvested portion of the Replacement Stock Option shall be the date that the Option Holder ceases to be a Director or Officer of the Company or Entrée or any of their affiliates.  The right to purchase Common Shares under an Option shall not vest after the date that the Option Holder ceases to be a Director or Officer of the Company or Entrée or any of their affiliates.
If the Option Holder holds a Replacement Stock Option as an Employee or Consultant of the Company or Entrée or any of their affiliates and the Option Holder ceases to be an Employee or Consultant of the Company or Entrée or any of their affiliates (other than by reason of death), then unless otherwise provided for in the Option Certificate, the following shall apply.  The Expiry Date for any vested portion or portions of the Replacement Stock Option shall be the earlier of the Fixed Expiry Date and the 90th day following the Termination Date unless:
(i)	the Option Holder ceases to be an Employee or Consultant of the Company or Entrée or any of their affiliates as a result of Cause, in which case the Expiry Date shall be the Termination Date; or
(ii)
the Option Holder resigns from employment or terminates the Option Holder’s consulting relationship in a manner that is in breach of a written agreement between the Option Holder and the Company or an affiliate of the Company, or Entrée or an affiliate of Entrée, as applicable, or a policy of the Company or an affiliate of the Company, or Entrée or an affiliate of Entrée, as applicable, in which case, unless otherwise determined by the Board, the Expiry Date shall be the earlier of the Fixed Expiry Date and the 7th day following the Termination Date.

The Expiry Date for any unvested portion of the Replacement Stock Option shall be the Termination Date.  The right to purchase Common Shares under an Replacement Stock Option shall not vest after the Termination Date.
The foregoing subparagraphs (b), (c) and (f) shall only apply once an Option Holder ceases to fall into any of the categories of Eligible Persons.  The Board and the Administrator shall look to which of the definitions of Employee, Director, Officer or Consultant the Option Holder met immediately prior to the Option Holder ceasing to be an Eligible Person to determine which subparagraph shall apply.  If the Option Holder met more than one definition, then the following shall apply.  If the Option Holder was a Director or Officer, then the Option Holder shall be deemed to hold his or her Option as a Director or Officer regardless of whether the Option Holder was also an Employee or Consultant.
3.6	Exercise Price
The price at which an Option Holder may purchase a Common Share upon the exercise of an Option shall be as set forth in the Option Certificate issued in respect of such Option and in any event shall, except with respect to a Replacement Stock Option, not be less than the Market Price of the Common Shares as of the Award Date.  Notwithstanding anything else contained herein, in no case shall the Exercise Price be less than the minimum prescribed by the Regulatory Authorities as would apply to the Award Date in question.
3.7	Additional Terms
Subject to all applicable Securities Laws and the rules and policies of all applicable Regulatory Authorities, the Board may attach other terms and conditions to the award of a particular Option, such terms and conditions to be referred to in a schedule attached to the Option Certificate.  These terms and conditions may include, but are not necessarily limited to, providing that an Option or a portion or portions of an Option expire on a certain date, after certain periods of time or upon the occurrence of certain events other than as provided for herein, provided that no Option shall expire more than ten years after the Award Date.
3.8	Assignment of Options
Options may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by paragraph 4.1, exercise the Option within the Exercise Period.
3.9	Adjustments
If:
(a)
the Common Shares are changed into or exchanged for a different number or kind of Shares of the Company or securities of another corporation, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation;

(b)	a dividend is declared upon the Common Shares, payable in Common Shares (other than in lieu of dividends paid in the ordinary course);
(c)
the Company distributes by way of a dividend, or otherwise, to all or substantially all holders of Common Shares, property, evidences of indebtedness or Shares or other securities of the Company (other than Common Shares) or rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares or other securities or property of the Company, other than as a dividend in the ordinary course; or

(d)	there is any other change that the Board, in its sole discretion, determines equitably requires an adjustment to be made, then, subject to any required action by the shareholders of the Company and any necessary approval of the Regulatory Authorities, any term that the Board determines requires adjustment (including the number of Common Shares subject to each outstanding Option and the number of Common Shares that have been authorized for issuance under the Plan but as to which no Options have yet been granted or that have again become available for the purposes of the Plan, the Exercise Price of each outstanding Option, as well as any other terms that the Board determines require adjustment) shall be adjusted by the Board in an appropriate and proportionate manner, and its determination shall be final, binding and conclusive.  Except as the Board determines, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Common Shares subject to an Option.  No fractional shares shall be issued upon the exercise of an Option and accordingly, if as a result of the adjustment, an Option Holder would become entitled to a fractional Common Share, such Option Holder shall have the right to purchase only the next lowest whole number of Common Shares and no payment or other adjustment shall be made with respect to the fractional interest so disregarded.
3.10	Vesting
The Board may, in its sole discretion, attach a term or condition to a particular Option providing that the Option shall vest over a certain period of time or upon the occurrence of certain events.  The Board may also, in its sole discretion, attach a term or condition to a particular Option providing that the Option shall be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events other than as provided for herein.
The Replacement Stock Options vesting periods shall continue to be subject to the terms and conditions as originally fixed by the board of directors of Entrée.
ARTICLE 4
 EXERCISE OF OPTION
4.1	Exercise of Option
An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder.  An Option Holder or the Personal Representative of the Option Holder may exercise the vested portion or portions of an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Common Shares to be purchased pursuant to the exercise of the Option plus any additional amount that the Company advises the Option Holder is required in order to satisfy the Company’s obligations under withholding provisions of applicable income tax laws.
4.2	Transformation of Option into Share Appreciation Right
Except as otherwise provided in Article 7 applicable to Options held by U.S. Participants, an Option Holder or the Personal Representative of an Option Holder, rather than exercise an Option which the Option Holder is entitled to exercise under paragraph 4.1, by written notice to the Company may elect (i) to terminate any such Option, in whole or in part, and (ii) in lieu of receiving Common Shares to which the terminated Option relates (the “Designated Shares”), to receive the number of Common Shares, disregarding fractions, which, when multiplied by the weighted average trading price of the Common Shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per Common Share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the Exercise Price per Common Share of the Designated Shares. For the purposes of this paragraph 4.2, “day of termination” shall be the day on which the Company receives notice from the Option Holder in accordance with the provisions of paragraph 6.7 hereof.  The issuance of Common Shares under this paragraph 4.2 is subject to receipt by the Company of the applicable Option Certificate and any amount that the Company advises the Option Holder is required in order to satisfy the Company’s obligations under withholding provisions of applicable income tax laws.

4.3	Issue of Share Certificates
As soon as practicable following the receipt of the Exercise Notice or notice under paragraph 4.2 above, as applicable, Option Certificate and certified cheque or bank draft in the amount required by the Company, the Administrator shall cause to be delivered to, or as directed by, the Option Holder a certificate for the Common Shares acquired by the Option Holder.  If the number of Common Shares in respect of which the Option was exercised or terminated is less than the number of Common Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the share certificate for the balance of the Common Shares available under the Option.
4.4	Condition of Issue
The Options and the issue of Common Shares by the Company pursuant to the exercise of Options or transformation of Options into stock appreciation rights are subject to the terms and conditions of the Plan and compliance with the rules and policies of all applicable Regulatory Authorities with respect to the granting of such Options and the issuance and distribution of such Common Shares, and to all applicable Securities Laws.  The Option Holder agrees to comply with all such laws, regulations, rules and policies and agrees to furnish to the Company any information, reports or undertakings required to comply with, and to fully cooperate with, the Company in complying with such laws, regulations, rules and policies.
4.5	Taxes
The Board and the Company may take all such measures as they deem appropriate to ensure that the Company’s obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Common Shares pursuant to the Plan, or the grant or exercise of Options or the transformation of Options into share appreciation rights under the Plan.  Issuance of Common Shares or delivery of share certificates for Common Shares acquired pursuant to the Plan may be delayed, at the discretion of the Board, until the Board is satisfied that the applicable requirements of income tax laws and other applicable laws have been met.  The Company may, in its sole discretion, equalize taxable income realized by expatriates upon the grant, transformation or exercise of Options under the Plan or the issuance of Common Shares pursuant to the Plan.
ARTICLE 5
 ADMINISTRATION
5.1	Administration
The Plan shall be administered by the Board.  The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan.  The Board may delegate to the Administrator or any director, officer or employee of the Company such administrative duties and powers as it may see fit.
5.2	Interpretation
The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder.  No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

ARTICLE 6
 AMENDMENT, TERMINATION AND NOTICE
6.1	Prospective Amendment
The Board may from time to time, by the approval of a majority of the directors, make any amendments or changes to the Plan, fundamental or otherwise, that the Board sees fit in its sole discretion including, without limitation, the following fundamental changes:
(a)	the addition of any form of financial assistance;
(b)	any amendment to a financial assistance provision which is more favourable to Eligible Persons;
(c)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and
(d)	the addition of a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company.
No shareholder approval shall be required to make any amendments or changes to the Plan, fundamental or otherwise, other than an increase in the number of Common Shares available for Eligible Persons to acquire under paragraph 3.2 of the Plan, unless specifically required by the TSX.  Any such amendment or change shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment or change.  For greater certainty, an increase in the number of Common Shares available for Eligible Persons to acquire under paragraph 3.2 of the Plan does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum number or percentage is not increased and the Plan otherwise permits reloading.
6.2	Retrospective Amendment
The Board may from time to time retrospectively amend the Plan and, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options that have been previously granted.
6.3	Amendment to Option
Notwithstanding anything else contained in the Plan and subject to any necessary approval from the Option Holder and the Regulatory Authorities, the Board may in its discretion (a) extend the Expiry Date of any Option, provided that in no case shall an Option be exercisable later than the tenth anniversary of the Award Date or the date on which the Option originally held by the holder of a Replacement Stock Option was awarded by the board of directors of Entrée; (b) alter or change the vesting terms applicable to an Option, including accelerating the vesting schedule to make the Option exercisable immediately, in full; (c) reduce the Exercise Price; or (d) amend any other term of an outstanding Option.  Disinterested shareholder approval must be obtained for any reduction in the Exercise Price or extension of the Expiry Date if the Option Holder is an insider of the Company at the time of the proposed amendment.
6.4	Approvals
The Plan is subject to all necessary approvals of the applicable Regulatory Authorities and shareholders.  Notwithstanding any provision contained in the Plan, the renewal of the Plan must be approved by shareholders every three years, in accordance with TSX policies, and if the renewal approval is not obtained as required by this provision, no further grants of Options may be made under the Plan.

6.5	Termination
The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination which shall continue to be governed by the provisions of the Plan.
6.6	Agreement
The Company and every Option awarded hereunder shall be bound by and subject to the terms and conditions of the Plan.  By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of the Plan.
6.7	Notice
Any notice or other communication contemplated under the Plan to be given by the Company to an Option Holder shall be given by the Company delivering or faxing the notice or other communication to the Option Holder at the last address for the Option Holder in the Company’s records. Any notice or other communication contemplated under the Plan to be given by an Option Holder to the Company shall be given by the Option Holder delivering or faxing to the Company the notice or other communication to the Company at its business office in Vancouver. Any such notice or other communication shall be deemed to have been given on the date on which it was delivered, or in the case of fax, the next Business Day after transmission.  An Option Holder may, at any time, advise the Company of a change in the Option Holder’s address or fax number.
6.8	Application of U.S. Securities Laws
Neither the Options which may be granted pursuant to the provisions of the Plan nor the Common Shares which may be purchased pursuant to the exercise of Options have been registered under the U.S. Securities Act or under any securities law of any state of the United States of America. Accordingly, any Eligible Person who is or becomes a U.S. Option Holder, who is granted Options in the United States, who is a resident of the United States or who is otherwise subject to the U.S. Securities Act or the securities laws of any state of the United States shall by acceptance of the Options be deemed to represent, warrant, acknowledge and agree that:
(a)	the Eligible Person is acquiring the Options and any Common Shares acquired upon the exercise of such Options as principal and for the account of the Eligible Person;
(b)
in granting the Options and issuing the Common Shares to the Eligible Person upon the exercise of such Options, the Company is relying on the representations and warranties of the Eligible Person contained in this Plan relating to the Options to support the conclusion of the Company that the granting of the Options and the issue of Common Shares upon the exercise of such Options do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States of America;

(c)	each certificate representing Common Shares issued upon the exercise of such Options to a U.S. Option Holder shall bear the following legends:
“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that if such Common Shares are being sold outside the United States of America in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act the foregoing legends may be removed by providing a written declaration by the holder to the registrar and transfer agent for the Shares to the following effect:

“The undersigned (A) acknowledges that the sale of ____________________common shares represented by Certificate Number(s) ________________________, to which this declaration relates, is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of the Company or a “distributor”, as defined in Regulation S, or an affiliate of a “distributor”; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” within the meaning of Rule 902(b) of Regulation S under the U.S. Securities Act, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or a scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings as used in Regulation S.”;
(d)
other than as contemplated (d) by subsection (c) of this Section 6.8, prior to making any disposition of any Common Shares acquired pursuant to the exercise of such Options which might be subject to the requirements of the U.S. Securities Act, the U.S. Option Holder shall give written notice to the Company describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for the Company to determine whether registration under the U.S. Securities Act or qualification under any securities laws of any state of the United States of America is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;

(e)
other than as contemplated by subsection (c) of this Section 6.8, the U.S. Option Holder will not attempt to effect any disposition of the Common Shares owned by the U.S. Option Holder and acquired pursuant to the exercise of such Options or of any interest therein which might be subject to the requirements of the U.S. Securities Act in the absence of an effective registration statement relating thereto under the U.S. Securities Act or an opinion of counsel satisfactory in form and substance to counsel for the Company that such disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States of America and then will only dispose of such Common Shares in the manner so proposed;

(f)
the Company may place a (f) notation on the records of the Company to the effect that none of the Common Shares acquired by the U.S. Option Holder pursuant to the exercise of such Options shall be transferred unless the provisions of the Plan have been complied with; and

(g)
the effect of these restrictions on the disposition of the Common Shares acquired by the U.S. Option Holder pursuant to the exercise of such Options is such that the U.S. Option Holder may not be able to sell or otherwise dispose of such Common Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Securities Act other than as contemplated by subsection (c) of this Section 6.8.

ARTICLE 7
 OPTIONS GRANTED TO U.S. PARTICIPANTS
In addition to the other provisions of the Plan (and notwithstanding any other provision of the Plan to the contrary), the following limitations and requirements shall apply to Options granted to U.S. Participants.
7.1	Definitions
For purposes of this Article 7, the following terms shall have the meanings set forth below:
(a)
“Disability” means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months.  The preceding definition of the term “Disability” is intended to comply with, and shall be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.

(b)	“Employee” means a person who is an employee of the Company (or of any Subsidiary) for purposes of section 422 of the Code.
(c)
“Fair Market Value” means, with respect to any property (including, without limitation, any Common Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board.  Unless otherwise determined by the Board, the fair market value of a Common Share as of a given date shall be the Market Price.

(d)	“Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” pursuant to section 422 of the Code or any successor provision.
(e)	“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.
(f)
“Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each corporation in such chain (other than the Company) owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.  The preceding definition of the term “Parent” is intended to comply with, and shall be interpreted consistently with, section 424(e) of the Code.

(g)
“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.  The preceding definition of the term “Subsidiary” is intended to comply with, and shall be interpreted consistently with, section 424(f) of the Code.

(h)
“10% Shareholder” means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary).

7.2	Maximum Number of Common Shares for Incentive Stock Options
Subject to paragraph 3.9 of the Plan, the number of Common Shares available for granting Incentive Stock Options to U.S. Participants under the Plan, including Common Shares issued pursuant to Replacement Stock Options that qualify as Incentive Stock Options under section 422 of the Code, may not exceed 7,780,633 Common Shares, being 10% of the issued and outstanding Common Shares of the Company as of May 10, 2017.
7.3	Special Requirements Applicable to Nonqualified Stock Options and to Incentive Stock Options granted to U.S. Participants
(a)
The Option Certificate relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Nonqualified Stock Option.  If no such specification is made, the Option shall be (a) an Incentive Stock Option if all of the requirements under the Code are satisfied or (b) in all other cases, a Nonqualified Stock Option.

(b)
The Exercise Price payable per Common Share upon exercise of an Option shall not be less than 100% of the Fair Market Value of a Common Share on the Award Date of such Option.  If the Company is not a public company, Fair Market Value shall be determined by the reasonable application of a reasonable valuation method, as contemplated under section 409A of the Code, taking into consideration factors relevant to such valuation in accordance with regulations under section 409A of the Code and other applicable guidance.  Notwithstanding the foregoing provisions of this paragraph to the contrary, in the case of an Option that is a Replacement Stock Option, the Exercise Price per Common Share of the shares subject to such Replacement Stock Option may be less than the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Replacement Stock Option is granted) of the shares subject to the Replacement Stock Option, over (b) the aggregate Exercise Price thereof does not exceed the excess of: (x) the aggregate Fair Market Value (as of the time immediately preceding the Effective Time, such Fair Market Value to be determined by the Board) of the shares subject to the Entrée Stock Option, over (y) the aggregate Exercise Price of such shares.

(c)
Any adjustment to or amendment of an outstanding Option granted to a U.S. Participant (including, but not limited to, amendments permitted under Article 6) shall be made so as to comply with, and not create any adverse tax consequences under, section 409A of the Code.

(d)
Paragraph 4.1 of the Plan shall not apply to Options awarded to U.S. Participants.  However, each Option awarded to a U.S. Participant shall include a tandem stock appreciation right subject to the terms set forth in this subparagraph 7.3(d) (a “Tandem SAR”).  A Tandem SAR is a share appreciation right granted in tandem with a related Option, giving the Option Holder the right, in lieu of exercising all or a portion of the related vested Option, to elect to exercise all or the equivalent portion of the related Tandem SAR, and to surrender to the Company such Option or portion thereof, in consideration for an amount equal to the applicable Premium.  For this purpose, “Premium” means, in respect of the exercise of all or a portion of a Tandem SAR and surrender of all or a portion of the related Option, the  amount equal to: (i) the excess of the Market Price times the number of Common Shares that would have been acquired by the Option Holder if the Option (or portion thereof) had been exercised over (ii)  the Exercise Price for such related Option (or portion thereof) times such number of Common Shares.  The election to exercise a Tandem SAR or portion thereof, shall be made by delivering a notice of exercise in such form as may be acceptable to the Administrator.  To the extent all or a portion of a Tandem SAR is exercised, the related Option, or portion thereof, shall terminate and be cancelled at the time of such exercise. The payment of the applicable Premium shall be made in Common Shares, the number of which shall be calculated by dividing the Share Premium by the Market Price of the Common Shares on the exercise date, rounded down to the nearest whole number of Common Shares.  Tandem SARs may only be exercised when the Market Value of a Common Share exceeds the Option Exercise Price.  A Tandem SAR is transferable only when and to the extent the related Option is transferable.

7.4	Special Requirements Applicable to Incentive Stock Options
(a)	An Incentive Stock Option may be granted only to Employees (including a Director or Officer who is also an Employee).
(b)
To the extent that the aggregate Fair Market Value of the Common Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under the Plan and all other plans of the Company and of any Parent or Subsidiary of the Company) exceeds US$100,000 or any limitation subsequently set forth in section 422(d) of the Code or any successor provision, such excess shall be considered Non-Qualified Stock Options.

(c)
The Exercise Price payable per Common Share upon exercise of an Incentive Stock Option shall not be less than 100% of the Fair Market Value of a Common Share on the Award Date of such Incentive Stock Option; provided, however, that, in the case of the award of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is awarded, is a 10% Shareholder, the Exercise Price payable per Common Share upon exercise of such Incentive Stock Option shall be not less than 110% of the Fair Market Value of a Common Share on the Award Date of such Incentive Stock Option.  This paragraph 7.4(c) shall not apply to Replacement Stock Options.

(d)
An Incentive Stock Option shall terminate and no longer be exercisable no later than ten years after the Award Date of such Incentive Stock Option; provided, however, that in the case of an award of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is awarded, is a 10% Shareholder, such Incentive Stock Option shall terminate and no longer be exercisable no later than five years after the Award Date of such Incentive Stock Option. With respect to a Replacement Stock Option, for purposes of this paragraph 7.4(d), “Award Date” shall mean the date of grant for the  Entrée Stock Option replaced by the Replacement Stock Option.

(e)
To the extent that an Incentive Stock Option is not exercised on or prior to the date that is three (3) months following the date on which the U.S. Participant ceases to be employed by the Company or by a Parent or Subsidiary, except where such termination of employment is a result of death or Disability, such Option shall no longer qualify as an Incentive Stock Option.  For purposes of this subparagraph 7.4(e), the employment of a U.S. Participant who has been awarded an Incentive Stock Option shall not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Administrator that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation shall not apply, or (b) a transfer from one office of the Company (or a Parent or Subsidiary) to another office of the Company (or a Parent or Subsidiary) or a transfer between the Company and a Parent or Subsidiary. Nothing in this subparagraph shall have the effect of extending the period during which an Option, including an Incentive Stock Option, otherwise may be exercised pursuant to its terms.

(f)
If an Eligible Person ceases to be an Employee of the Company or a Parent or Subsidiary as a result of Disability (as defined in subsection 7.1(a)), to the extent that an Incentive Stock Option is not exercised on or prior to the date that is one year following the date on which the Eligible Person ceases to be employed by the Company (or a Parent or Subsidiary), such Option shall no longer qualify as an Incentive Stock Option.  For greater certainty, the limitations in this subparagraph govern the tax treatment of an outstanding Option and whether it shall continue to qualify as an Incentive Stock Option. Nothing in this subparagraph shall have the effect of extending the period during which an Option, including an Incentive Stock Option, otherwise may be exercised pursuant to its terms.

(g)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.
(h)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned or pledged by such U.S. Participant, except by will or by the laws of descent and distribution.
(i)
No Incentive Stock Option shall be awarded more than ten years after the earlier of the date the Plan is amended to provide for the award of Incentive Stock Options and the date the Plan as so amended is approved by the shareholders of the Company.

(j)
In the event that the Plan as amended to provide for the award of Incentive Stock Options is not approved by the shareholders of the Company within twelve (12) months before or after the date on which such amendment is adopted by the Board, any Incentive Stock Option granted under the Plan shall automatically be deemed to be a Nonqualified Stock Option.

The Plan was approved by the Board on March 14, 2017, by the shareholders on _______, 2017 and by the TSX on ____________, 2017.

SCHEDULE “A”
MASON RESOURCES CORP.
OPTION CERTIFICATE
This option certificate (the “Certificate”) is issued pursuant to the provisions of the Mason Resources Corp. (the “Company”) stock option plan (the “Plan”) and evidences that ● is the holder (the “Option Holder”) of an option (the “Option”) to purchase up to ● common shares (the “Common Shares”) in the capital stock of the Company at a purchase price of $● per Common Share.
For Options awarded to U.S. Participants:  Of the total Common Shares subject to this Option, it is intended that the Option to acquire ______________ Common Shares will be an Incentive Stock Option.
Subject to the provisions of the Plan:
(a) the Award Date of the Option is ●; and
(b) the Fixed Expiry Date of the Option is ●.
The vested portion or portions of the Option may be exercised at any time and from time to time from and including the Award Date through to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Administrator of the Plan an Exercise Notice, in the form attached, together with this Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Common Shares in respect of which the Option is being exercised, plus any additional amount that the Company advises the Option Holder is required in order to satisfy the Company’s obligations under withholding provisions of applicable income tax laws.
This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan, the terms and conditions of which the Option Holder hereby expressly agrees with the Company to be bound by.  This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.
The Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto, which the Option Holder hereby expressly agrees with the Company to be bound by.  All terms not otherwise defined in this Certificate shall have the meanings given to them under the Plan.
To the extent that the Option is potentially subject to taxation under either Canada or the United States or both jurisdictions, the Option Holder acknowledges that the Option Holder has had adequate opportunity to obtain advice of independent tax counsel with respect to the tax treatment of the Option (including federal, state and provincial, as applicable).  Furthermore, the Options of non-U.S. Participants that are not subject to the restrictions applicable to U.S. Participants subsequently may become subject to United States federal income tax and such Option Holders are encouraged to seek advice of independent tax counsel to determine the applicability of U.S. tax law to such Options.
U.S. Participants should note that in order to maintain Incentive Stock Option (“ISO”) status for U.S. federal income tax purposes, the Common Shares acquired upon exercise of the ISO cannot be sold or disposed of prior to the later of two years after the date the Option was granted and one year after the Option was exercised. A disposition of Common Shares that fails to meet these holding period requirements is referred to as a “Disqualifying Disposition”.  The Option Holder agrees to notify the Company of any Disqualifying Disposition.
U.S. Participants should note that to the extent that the aggregate Fair Market Value (determined at the time the Option was awarded) of the Common Shares with respect to which the Option is exercisable for the first time by the U.S. Participant during any calendar year exceeds US$100,000 in accordance with section 422 of the Code, such Option shall be treated as a Non-Qualified Stock Option.

Neither the Option nor the Common Shares have been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. The Options may not be exercised in the United States unless registered under the U.S. Securities Act or an exemption from such registration requirement is available. Any Common Shares issued to the Option Holder in the United States that have not been registered under the U.S. Securities Act will be deemed “restricted securities” (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

Dated this ● day of ●.

Mason Resources Corp.		Signature of Option Holder
Per:		Per:
	Plan Administrator		●

OPTION CERTIFICATE - SCHEDULE
The additional terms and conditions attached to the Option represented by the Certificate issued to ● (the “Option Holder”) are as follows:
1. ●; and
2. ●.

Mason Resources Corp.
Per:
Plan Administrator

Signature of Option Holder
Per:
●

SCHEDULE “B”
MASON RESOURCES CORP.
OPTION EXERCISE NOTICE
TO:     The Stock Option Plan Administrator
      Mason Resource Corp. (the “Company”)
      Suite 1201, 1166 Alberni Street Vancouver, British Columbia, V6E 3Z3
The undersigned hereby irrevocably gives notice, pursuant to the Company’s stock option plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):
(a) all of the Common Shares; or
(b) ___________________ of the Common Shares;
which are the subject of the Option Certificate attached hereto.
The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to the Company in an amount equal to the aggregate Exercise Price of the aforesaid Common Shares exercised plus any additional amount that the Company has advised the Option Holder is required in order to satisfy the Company’s obligations under withholding provisions of applicable income tax laws, and directs the Company to issue the certificate evidencing said Common Shares in the name of the undersigned to be mailed to the undersigned at the following address:
___________________________________
___________________________________
___________________________________
In connection with such exercise the undersigned represents, warrants and covenants to the Company (and acknowledges that the Company is relying thereon) that (check one):
1.
The undersigned is not a U.S. person (the definition of which includes, but is not limited to, a person resident in the United States, a partnership or corporation organized or incorporated under the laws of the United States, and a trust or estate of which any trustee, executor or administrator is a U.S. person), the undersigned was not offered the Shares in the United States and the options are not being exercised within the United States or for the account or benefit of a U.S. person. The terms “United States” and “U.S. person” are as defined by Rule 902 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”); or

2.	The undersigned represents, warrants and covenants to the Company that:
(a)	the undersigned understands and agrees that:
(i)
the Shares have not been and will not be registered under the U.S. Securities Act and the Shares are being offered and sold by the Company in reliance upon an exemption from registration under the U.S. Securities Act; or

(ii)	the Shares have been registered under the U.S. Securities Act and paragraph (c) below does not apply;

(b)
if the undersigned is a U.S. person, the undersigned confirms that the representations and warranties of the undersigned set forth in the Acknowledgement and Agreement for U.S. Option Holders remain true and correct as of the date hereof; and

(c)
unless the shares have been registered under the U.S. Securities Act, the undersigned understands that upon the issuance of the Shares, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state laws and regulations, the certificates representing the Shares will bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”
provided, that if Shares of the Company are being sold under clause (B) above, at a time when the Company is a “foreign issuer” as defined in Rule 902 under the U.S. Securities Act, the legend may be removed by providing a declaration to the Company’s transfer agent in such form as the Company may from time to time prescribe together with such documentation as the Company or its transfer agent may require, to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.
The terms “United States” and “U.S. person” are as defined by Rule 902 of Regulation S under the U.S. Securities Act.
By executing this Exercise Notice, the undersigned hereby confirms that the undersigned has read the Plan and agrees to be bound by the provisions of the Plan.  All terms not otherwise defined in this Exercise Notice shall have the meanings given to them under the Plan or the attached Option Certificate.
DATED the ________ day of ____________________, __________.
________________________________
Signature of Option Holder
Name of Option Holder (please print)

SCHEDULE K
MANDATE OF THE BOARD OF DIRECTORS

MANDATE OF THE BOARD OF DIRECTORS
As adopted by the Board on April 15, 2008
and amended by resolution on December 21, 2009 and April 8, 2011.
I.	ROLE AND RESPONSIBILITIES
1.
The Board of Directors (the “Board”) is responsible for the stewardship of Entrée Gold Inc. (the “Company”).  This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day‑to‑day conduct of the business.

2.
The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all‑day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.  The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings at least four times a year.
4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.
5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.
6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.
7.
The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:
(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;
(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and
(c)	are reviewed at least annually.
9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.
10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.

11.
The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;
(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;
(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and
(i)
disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)
such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(d)	demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.
12.
The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.
The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees.  The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;
(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;
(c)	issue securities, except as specifically authorized by the directors;
(d)	issue shares of a series, except as specifically authorized by the directors;
(e)	declare dividends;
(f)	purchase, redeem or otherwise acquire shares issued by the Company;
(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and
(j)	adopt, amend or repeal bylaws.
14.
The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require.  From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.  The following are the current committees of the Board:

(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of Entrée, its subsidiaries and associated companies.

(b)
the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules.  The role of the Corporate Governance and Nominating Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;
(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;
(iii)	develop and implement orientation procedures for new directors;
(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;
(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and
(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.
(c)
the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;
(ii)	review the adequacy and form of compensation of directors and senior management;
(iii)	establish a plan of succession;
(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and
(v)	make recommendations to the Board.

(vi)
the Technical Committee, which is comprised of at least three directors, one of whom is “unrelated” and “independent” under applicable securities laws and stock exchange rules.  All of the members of the Committee must be an engineer or geoscientist, or otherwise have sufficient expertise to comprehend and evaluate the technical issues associated with the Company’s mining properties.  The mandate of the Technical Committee is to review and make recommendations to the Board relating to the approval of budgets, exploration programs and other activities related to the Company’s mining properties.

II.	COMPOSITION
1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision‑making.
2.
The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.
If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:
(a)	knowledge of the mining industry;
(b)	knowledge of current corporate governance standards;
(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and
(d)	financial and accounting expertise.
III.	PROCEDURES TO ENSURE EFFECTIVE OPERATION
1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.
2.
If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities.  If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non‑management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.
4.
An individual director may engage an external adviser at the expense of the Company in appropriate circumstances.  Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.
6.	The Board shall institute procedures for receiving shareholder feedback.
7.	The Board requires management to run the day‑to‑day operations of the Company, including internal controls and disclosure controls and procedures.
8.	The non‑management directors shall meet at least twice yearly without any member of management being present.
9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:
(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;
(b)	the approval of the annual budget;
(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;
(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;
(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;
(f)	payment of dividends;
(g)	proxy solicitation material;
(h)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;
(i)	any material change to the business of the Company;
(j)	the appointment of members on any committee of the Board;
(k)	capital expenditures in excess of CAD$250,000 outside of the annual budget;
(l)	entering into any professional engagements where the fee is likely to exceed CAD$250,000 outside of the annual budget.
(m)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$250,000 outside the annual budget;
(n)
entering into any guarantee or other arrangement (other than with a subsidiary of the Company) such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;

(o)	the appointment or discharge of any senior officer of the Company;
(p)	entering into employment contracts with any senior officers; and

(q)	initiating or defending any law suits or other legal actions.
10.
The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO.  The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objective.

SCHEDULE L
MANDATE OF THE SPINCO BOARD OF DIRECTORS

MANDATE OF THE BOARD OF DIRECTORS
As adopted by the Board of Directors on March 14, 2017.

I.	ROLE AND RESPONSIBILITIES
1.
The Board of Directors (the “Board”) is responsible for the stewardship of Mason Resources Corp. (the “Company”).  This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.
The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.  The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings at least four times a year.
4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.
5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.
6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.
7.
The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:
(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;
(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and
(c)	are reviewed at least annually.
9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.
10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.
11.
The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;
(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement;
(i)
disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)
such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate; and

(d)	demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.
12.
The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.
The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees.  The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;
(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;
(c)	issue securities, except as specifically authorized by the directors;
(d)	issue shares of a series, except as specifically authorized by the directors;
(e)	declare dividends;
(f)	purchase, redeem or otherwise acquire shares issued by the Company;
(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;
(i)	approve financial statements to be put before an annual meeting of shareholders; and
(j)	adopt, amend or repeal bylaws.
14.
The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require.  From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.  The following are the current committees of the Board:

(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies;

(b)
the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules.  The role of the Corporate Governance and Nominating Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;
(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;
(iii)	develop and implement orientation procedures for new directors;
(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;
(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and
(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance;
(c)
the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;
(ii)	review the adequacy and form of compensation of directors and senior management;
(iii)	establish a plan of succession;
(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and
(v)	make recommendations to the Board.
II.	COMPOSITION
1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.
The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules.  The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.
If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board, such as a control person, (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:
(a)	knowledge of the mining industry;
(b)	knowledge of current corporate governance standards;
(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and
(d)	financial and accounting expertise.
III.	PROCEDURES TO ENSURE EFFECTIVE OPERATION
1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.
2.
If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities.  If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.
4.
An individual director may engage an external adviser at the expense of the Company in appropriate circumstances.  Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.
6.	The Board shall institute procedures for receiving shareholder feedback.
7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.
8.	The non-management directors shall meet at least twice yearly without any member of management being present.
9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:
(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;
(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;
(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;
(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;
(f)	payment of dividends;
(g)	the approval of all proxy solicitation material;
(h)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;
(i)	any material change to the business of the Company;
(j)	the appointment of members on any committee of the Board;
(k)	capital expenditures in excess of CAD$250,000 outside of the annual budget;
(l)	entering into any professional engagements where the fee is likely to exceed CAD$250,000 outside of the annual budget.
(m)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$250,000 outside the annual budget;
(n)
entering into any guarantee or other arrangement (other than with a subsidiary of the Company) such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;

(o)	the appointment or discharge of any senior officer of the Company;
(p)	entering into employment contracts with any senior officers; and
(q)	initiating or defending any law suits or other legal actions.
10.
The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO.  The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.